

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]


SEC Mail
Received
Processing
DEC 20 2007
Wash. D.C.
167
Section

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101 (b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Western Keltic Mines Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable)

British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Sherwood Copper Corporation
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

95848F102
(CUSIP Number of Class of Securities (if applicable)

John McConnell, President and Chief Executive Officer
Western Keltic Mines Inc.
Suite 600
888 Dunsmuir Street
Vancouver, BC
V6C 3K4
Tel. (604) 682-8414
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 24, 2007
(Date Tender Offer/Rights Offering Commenced)

Part I. – INFORMATION SENT TO SECURITY HOLDERS

The disclosure documents set forth below are attached immediately following this page:

1. Letter to shareholders dated December 24, 2007
2. Offer to purchase and circular dated December 24, 2007
3. Letter of transmittal
4. Notice of guaranteed delivery

Part II. – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits set forth below are furnished as part of this form:

Exhibit Number	Description of Document
2.1	The filing person's annual information form for the year ended December 31, 2006 dated as of April 30, 2007
2.2	The filing person's audited annual consolidated financial statements as at December 31, 2006 and November 30, 2005 and for the 13-month period ended December 31, 2006 and the year ended November 30, 2005 together with the auditors' report thereon and the notes thereto
2.3	The filing person's management's discussion and analysis of operations and financial condition for the 13-month period ended December 31, 2006
2.4	The filing person's unaudited interim consolidated financial statements as at, and for the nine month period ended, September 30, 2007 together with the notes thereto
2.5	The filing person's management's discussion and analysis of operations and financial condition for the nine months ended September 30, 2007
2.6	The filing person's management information circular dated as of April 21, 2007 as amended by addendum dated May 16, 2007 prepared in connection with the annual and special meeting of shareholders held by June 6, 2007
2.7	The filing person's material change report dated June 1, 2007
2.8	The filing person's material change report dated December 7, 2007
2.9	The filing person's material change report dated December 18, 2007

Part III. – CONSENT TO SERVICE OF PROCESS

The person furnishing this Form is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently herewith.

Part IV. – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHERWOOD COPPER CORPORATION



Stephen P. Quin
President and Chief Executive Officer

December 21, 2007



SHERWOOD COPPER CORP.

SUITE 860 - 625 HOWE STREET • VANCOUVER, BC • V6C 2T6 CANADA • TEL: (604) 687-7545 FAX: (604) 689-5041

December 24, 2007

Dear Shareholder of Western Keltic Mines Inc.:

On behalf of the Board of Directors and management of Sherwood Copper Corporation ("**Sherwood**"), we are pleased to send you our offer (the "**Offer**") to purchase all of the outstanding common shares (the "**Western Keltic Shares**") of Western Keltic Mines Inc. ("**Western Keltic**"). We believe that our Offer is attractive and we hope that you, like us, see the great benefits and opportunities in combining our companies to create a new mid-tier base metal producer by combining Sherwood's Minto Project in Yukon with Western Keltic's Kutcho Creek copper-zinc deposit in Northwestern British Columbia.

Strategic Rationale for the Offer and Proposed Combination

Sherwood believes that the successful completion of the Offer and the subsequent combination of Sherwood and Western Keltic would result in a significantly enhanced business platform that offers a value creation opportunity for both Sherwood and Western Keltic shareholders.

Sherwood believes the Offer provides significant benefits for Western Keltic's existing shareholders including, but not limited to, the following:

- *Significant premium to Western Keltic's pre-announcement share price.* Based on the closing price on November 23, 2007 (the last trading day prior to the announcement) for the Sherwood shares, this equates to an approximate price of $0.47 per Western Keltic share. The consideration under the offer represents a premium of 53% over Western Keltic's closing price on November 23, 2007.

- *Gain immediate exposure to Sherwood's successful business platform.* Western Keltic shareholders, by accepting the offer of Sherwood shares, would benefit from Sherwood's current copper production, production growth from planned mill expansions and the tremendous exploration results being generated by Sherwood's exploration team on the Minto property.

- *Enhanced access to financing.* Sherwood should have access to financing and cash flow from its Minto Mine operations that could contribute funds towards the development cost of the Kutcho Creek deposit.

- *Proven and experienced operating team on comparable projects.* Sherwood has access to the same mine development team that successfully brought its mine into production, ahead of schedule and on budget. In addition, Sherwood's proven track record of mine development is in the same region as Western Keltic's Kutcho Creek deposit. Having successfully worked with the Yukon Government and Selkirk First Nation to advance its project through feasibility, permitting, development and into production, Sherwood believes it can bring these experiences to bear on the Kutcho Creek deposit in British Columbia.

- *Increase scale and diversify business platform.* The combination of the two companies would significantly increase both the scale of the combined companies' copper resources as well as broaden the operations by gaining exposure to a new project in a different, though comparable, region.

- *Enhanced liquidity in Sherwood shares.* Western Keltic shareholders could benefit from improved liquidity by holding Sherwood shares.

Details of the Offer

The Offer includes common shares of Western Keltic that may become outstanding after the date of the Offer but before the expiry time of the Offer upon exercise of stock options ("**Options**"), share purchase warrants ("**Warrants**") or other securities of Western Keltic that are convertible into or exchangeable or exercisable for common shares of Western Keltic (collectively, the "**Shares**").

Under the Offer, eligible shareholders of Western Keltic will receive 0.08 of a common share of Sherwood ("**Sherwood Share**") for each Western Keltic Share. On November 23, 2007, the last trading day prior to the announcement of our intention to make the Offer, the closing price of the Western Keltic Shares on the TSX Venture Exchange (the "**TSXV**") was C$0.305 and the closing price of the Sherwood Shares on the TSXV was C$5.85. On December 19, 2007, the closing price of the Western Keltic Shares on the TSXV was C$0.40 and the closing price of the Sherwood Shares on the TSXV was C$5.10. Based on the closing price of the Sherwood Shares on the TSXV on November 23, 2007, the Offer consideration represents a premium of approximately 53% over the closing price of the Western Keltic Common Shares on the TSXV on November 23, 2007, the last trading day prior to the announcement of the Offer.

Certain U.S. shareholders are ineligible to receive Sherwood Shares in the Offer and will instead receive the consideration described in the Offer and Circular provided in this package.

The Offer will be open for acceptance until 5:00 p.m. (Toronto time) on January 29, 2008, unless the Offer is extended or withdrawn.

Unanimous Board Support of the Offer

The Board of Directors of Western Keltic has unanimously determined that the Offer is fair to the Western Keltic shareholders and that the Offer is in the best interests of Western Keltic. It has also resolved unanimously to recommend to shareholders of Western Keltic that they accept the Offer and tender their Western Keltic Shares under the Offer. In this regard, also enclosed with this package is the Directors' Circular of the Board of Directors of Western Keltic recommending acceptance of the Offer for your consideration.

We encourage you to read the terms and conditions of our Offer and the additional information in the Offer and Circular as well as the Directors' Circular provided in this package and if you have any questions, please do not hesitate to contact **Kingsdale Shareholder Services Inc. toll-free in North America at 1-866-639-8111.** To help you understand these formal documents, we also encourage you to consult with your financial advisor.

Once again, we ask you to consider our Offer and invite you to join us in the development of the combined companies into a significant base metal producer.

Yours very truly,

"Stephen P. Quin"
President and Chief Executive Officer

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This Offer does not constitute an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Accordingly, the common shares of the Offeror may not be offered, directly or indirectly, and this Offer may not be distributed, in any jurisdiction where the Offer would not be permitted under applicable Laws.

This Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

December 24, 2007


SHERWOOD
COPPER CORP.

SHERWOOD COPPER CORPORATION

OFFER TO PURCHASE

all of the outstanding common shares of

WESTERN KELTIC MINES INC.

**on the basis of 0.08 of a common share of
Sherwood Copper Corporation for each
common share of Western Keltic Mines Inc.**

Sherwood Copper Corporation ("**Sherwood**" or the "**Offeror**") hereby offers (the "**Offer**") to purchase, on and subject to the terms and conditions of the Offer, all of the outstanding common shares (the "**Western Keltic Shares**") of Western Keltic Mines Inc. ("**Western Keltic**"), other than any Western Keltic Shares owned, directly or indirectly, by the Offeror and its affiliates on any Take-Up Date (as defined in the Glossary below), and including any Western Keltic Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time (as defined below) upon the conversion, exchange or exercise of any securities of Western Keltic that are convertible into or exchangeable or exercisable for Western Keltic Shares. The Offeror does not currently own, directly or indirectly, any Western Keltic Shares.

Under the Offer, each holder of Western Keltic Shares (each a "**Shareholder**" and collectively, the "**Shareholders**") is entitled to receive, in respect of each Western Keltic Share, 0.08 of a common share of Sherwood ("**Sherwood Shares**"). See Section 1 of the Offer, "The Offer".

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on January 29, 2008 unless extended or withdrawn (the "Expiry Time").

For a discussion of risk factors you should consider in evaluating the Offer, see Section 6 of the Circular, "Business Combination Risks" and Section 7 of the Circular, "Additional Risk Factors Relating to Sherwood".

The Offer is conditional upon, among other things, there being validly deposited under the Offer, and not withdrawn at the Expiry Time, such number of Western Keltic Shares which, together with any Western Keltic Shares directly or indirectly owned by the Offeror, constitutes not less than 66⅔% of the Western Keltic Shares outstanding. Subject to applicable law, the Offeror reserves the right to withdraw the Offer and to not take-up and pay for any Western Keltic Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived by the Offeror at or before the Expiry Time. For a complete description of the conditions of the Offer, see Section 2 of the Offer, "Conditions of the Offer".

The Board of Directors of Western Keltic has unanimously determined that the Offer is fair to the Shareholders and that the Offer is in the best interests of Western Keltic and has resolved unanimously to RECOMMEND to the Shareholders that they ACCEPT the Offer and DEPOSIT their Western Keltic Shares under the Offer.

The Special Committee of the Board of Directors of Western Keltic has received an opinion from each of Paradigm Capital Inc. and Haywood Securities Inc. that the consideration received under the Offer is fair, from a financial point of view, to all Shareholders other than the Offeror. Pursuant to a support agreement made as of December 7, 2007 between Sherwood and Western Keltic (the "**Support Agreement**"), Western Keltic has agreed to, among other things, support the Offer, subject to the terms of the Support Agreement. See Section 16 of the Circular, "Support Agreement". The directors and certain officers and shareholders of Western Keltic, who collectively hold approximately 21.85% of the Western Keltic Shares, have entered into lock-up agreements (the "**Lock-Up Agreements**") pursuant to which each has agreed to tender his, her or its Western Keltic Shares in valid acceptance of the Offer and not to withdraw them unless the Lock-Up Agreement has been terminated in accordance with its terms. See Section 14 of the Circular, "Commitments to Acquire Securities of Western Keltic — Lock-Up Agreements".

The Offeror's agreement to make the Offer was announced on November 26, 2007. The Sherwood Shares are listed on the TSX Venture Exchange (the "**TSXV**") under the trading symbol "SWC". The Western Keltic Shares are listed on the TSXV under the trading symbol "WKM".

Sherwood announced that it had agreed to make the Offer before the commencement of trading on November 26, 2007. On November 23, 2007, the last trading day prior to the announcement, the closing price of the Sherwood Shares on the TSXV was C$5.85. On the same date, the closing price of the Western Keltic Shares on the TSXV was C$0.305. The Offer price of 0.08 Sherwood Shares per Western Keltic Share represents a premium of approximately 53% based on the closing prices of the Western Keltic Shares and the Sherwood Shares on the TSXV on November 23, 2007.

The Offeror has applied to the TSXV to list the Sherwood Shares offered hereunder on the TSXV. Listing will be subject to Sherwood fulfilling all the listing requirements of the TSXV.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on green paper) or a manually signed facsimile thereof and deposit it, together with the certificates representing their Western Keltic Shares and all other required documents, at one of the offices of Computershare Investor Services Inc. (the "**Depositary**") in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (1) accept the Offer by following the procedures for book-entry transfer of Western Keltic Shares described in Section 5 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer"; or (2) accept the Offer where the certificates representing the Western Keltic Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery" using the accompanying Notice of Guaranteed Delivery (printed on yellow paper) or a manually signed facsimile thereof. Shareholders whose Western Keltic Shares are registered in the name of a nominee should consult their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Western Keltic Shares. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Western Keltic Shares directly with the Depositary to accept the Offer.

Questions and requests for assistance may be directed to Kingsdale Shareholder Services Inc. (the "Information Agent"). Contact details for the Information Agent may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Information Agent at its office specified on the back page of this document. Additionally, copies of this document and related materials may be found at *www.sedar.com.*

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Western Keltic Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Sherwood Shares (as hereinafter defined) offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "US Securities Act"), provided by Rule 802 thereunder. No Sherwood Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Sherwood is satisfied that the investment decision is being made in Idaho, Iowa, Kansas, Maine, Michigan, Minnesota, Missouri, Nevada, New Mexico, New York, Ohio, Oklahoma, Pennsylvania, South Carolina, South Dakota or Vermont, and that all required regulatory approvals have been received. Shareholders with investment decisions made in any other U.S. state or jurisdiction, or in a state named above in which Sherwood is not ultimately satisfied that all required regulatory approvals have been received ("Ineligible Shareholders") who would otherwise receive Sherwood Shares in exchange for their Western Keltic Shares may, at the sole discretion of Sherwood, have such Sherwood Shares issued on their behalf to a selling agent, which shall, as agent for such Shareholders (and without liability except for gross negligence or willful misconduct), sell such Sherwood Shares on their behalf over the facilities of the TSXV and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Shareholders. Sherwood will have no liability for any such proceeds received or the remittance thereof to such Shareholders.

Sherwood Shares issued to Shareholders pursuant to the Offer will be "restricted securities" within the meaning of Rule 144 under the US Securities Act to the same extent and proportion that Shares tendered by such Shareholders in the Offer are "restricted securities". Accordingly, if you tender Shares in the Offer that bear a US Securities Act restrictive legend, any Sherwood Shares issued to you in exchange for such Shares shall also bear a US Securities Act restrictive legend.

The Offer is being made for the securities of a Canadian issuer and the Offer and Circular (as hereinafter defined) have been prepared in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Shareholders in the United States should be aware that the disposition of Shares and the acquisition of Sherwood Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Shareholders are encouraged to consult their tax advisors. See "Canadian Federal Income Tax Considerations" in Section 21 of the Circular and "United States Federal Income Tax Considerations" in Section 22 of the Circular.

The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Canada, that some or all of its officers and directors may be residents of jurisdictions outside the United States, that some or all of the experts named herein may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of the Offeror and said persons may be located outside the United States.

You should be aware that the Offeror may, subject to compliance with applicable Laws, purchase Shares otherwise than under the Offer, such as in open market purchases or privately negotiated purchases.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NOTICE TO HOLDERS OF WESTERN KELTIC OPTIONS AND WESTERN KELTIC WARRANTS

The Offer is made only for Western Keltic Shares and is not made for any options, warrants or other rights to acquire Western Keltic Shares. Any holder of options, warrants or other rights to acquire Western Keltic Shares who wishes to accept the Offer should, to the extent permitted by their respective terms and applicable law, fully exercise, convert or exchange such options, warrants or other rights in order to obtain certificates representing Western Keltic Shares that may be deposited in accordance with the terms of the Offer. Any such exercise, conversion or exchange must be completed sufficiently in advance of the Expiry Time to assure that the holder of such options, warrants or other rights to acquire Western Keltic Shares will have certificates representing the Western Keltic Shares received on such exercise, conversion or exchange available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

If any holder of options to acquire Western Keltic Shares ("**Western Keltic Options**") under the Western Keltic Option Plan (as defined in the Glossary below) does not exercise such Western Keltic Options prior to the Expiry Time, such Western Keltic Options, subject to obtaining all necessary approvals, will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule (if any) and exercise prices, except that, to the extent permitted under the terms of the Western Keltic Option, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction (each as defined in the Glossary below), the holder of a Western Keltic Option will, on exercise thereof, acquire that number of Sherwood Shares that such holder would have been entitled to receive as a result of the Offer if such holder had exercised such Western Keltic Option to become the registered holder of Western Keltic Shares prior to the Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 5 of the Circular, "Purpose of the Offer and Sherwood's Plans for Western Keltic — Treatment of Western Keltic Options and Western Keltic Warrants".

If any holder of share purchase warrants to acquire Western Keltic Shares ("**Western Keltic Warrants**") does not exercise such Western Keltic Warrants prior to the Expiry Time, such Western Keltic Warrants will, subject to obtaining all necessary regulatory approvals, remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule (if any) and exercise prices, except that, to the extent permitted, under the terms of the Western Keltic Warrants, after completion of a Subsequent Acquisition Transaction, a holder of a Western Keltic Warrant will, on exercise thereof, acquire that number of Sherwood Shares that such holder would have been entitled to receive as a result of the Offer if such holder had exercised such Western Keltic Warrant to become the registered holder of Western Keltic Shares prior to the Subsequent Acquisition Transaction. See Section 5 of the Circular, "Purpose of the Offer and Sherwood's Plans for Western Keltic — Treatment of Western Keltic Options and Western Keltic Warrants".

The tax consequences to holders of Western Keltic Options or Western Keltic Warrants of exercising or not exercising their Western Keltic Options or Western Keltic Warrants are not described in Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations" or Section 22 of the Circular, "Certain United States Federal Income Tax Considerations". Holders of Western Keltic Options and Western Keltic Warrants are urged to consult their own tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Western Keltic Options or Western Keltic Warrants.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain information included in this Offer and Circular and the Pro Forma Consolidated Financial Statements of Sherwood herein and in the documents incorporated by reference into the Offer and Circular, including information relating to the acquisition of Western Keltic and the future financial or operating performance of the Offeror and other statements that express management's expectations or estimates of future performance, constitute "forward-looking information". These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "budgets", "scheduled", "predicts", "believes" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be "forward-looking information". Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies.

The Offeror cautions the reader that such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of the Offeror to be materially different from the Offeror's estimated future results, performance or achievements expressed or implied by that forward-looking information and the forward-looking information are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to:

(a) the Offeror may not acquire all of the outstanding shares of Western Keltic under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction and, if it does not acquire 100% of the Western Keltic Shares, Sherwood may become a significant shareholder of Western Keltic but Western Keltic would continue to be operated as an independent company and certain efficiencies may not be realized in such circumstances;

(b) risks related to the Offeror's ability to generate material revenues or obtain adequate financing to fund the further exploration and development of its mineral properties, including the related shareholder dilution resulting from such financing;

(c) risks related to current exploration and development activities at the mineral properties of the Offeror and of Western Keltic and the uncertainty as to costs and timing of the development of new deposits that can be mined at a profit, including uncertainties relating to the geology, ore, grade, and recovery rates of such deposits;

(d) risks related to possible delays in obtaining governmental approvals or in the completion of development or construction activities at its mineral properties;

(e) risks pertaining to the fixed-price copper forward sales hedge program of the Offeror;

(f) uncertainties related to title to the mineral properties of each of the Offeror and Western Keltic;

(g) risks related to joint venture operations;

(h) risks related to governmental regulations and permitting requirements, including environmental regulations;

(i) risks relating to exploration, mining and reclamation activities;

(j) risks related to fluctuations in currency;

(k) competition in the mining industry;

(l) dependence on, and ability to attract and retain qualified management;

(m) risks related to the failure of plant, equipment or processes to operate as anticipated;

(n) conflicts of interest;

(o) risks pertaining to fluctuations in metal and commodity prices;

(p) risks related to the integration of any new acquisitions into the Offeror's existing operations;

(q) the potential for accidents or labour disputes;

(r) the Offeror's ability to acquire additional commercially mineable mineral rights; and

(s) risks related to negotiating access onto and developing or using First Nations settled land or unsettled First Nations land claims.

These factors are discussed in greater detail in the Offeror's Annual Information Form dated April 30, 2007, which is incorporated by reference in this Offer and Circular.

The following factors, among others, related to the business combination of Sherwood and Western Keltic could cause actual results or developments to differ materially from the results or developments expressed or implied by forward-looking information: the Sherwood Shares issued in connection with the Offer may have a market value lower than expected; the businesses of Sherwood and Western Keltic may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefits from the acquisition of Western Keltic may not be fully realized by Sherwood or not realized within the expected time frame. See Sections 3 and 5 of the Circular, "Background to the Offer" and "Purpose of the Offer and Sherwood's Plans for Western Keltic". These factors are not intended to represent a complete list of the factors that could affect Sherwood and the combination of Sherwood with Western Keltic. Additional risk factors are noted elsewhere in the Offer and Circular.

The Offeror's forward-looking information is based on the expectations, beliefs and opinions of management on the date on which the statements are made. The Offeror disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable law. For the reasons set forth above, Shareholders should not place undue reliance on forward-looking information.

INFORMATION CONCERNING WESTERN KELTIC

Except as otherwise indicated, the information concerning Western Keltic contained in this Offer and Circular, including information incorporated herein by reference, has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Sherwood has no knowledge that would indicate that any statements contained herein concerning Western Keltic taken from or based upon such documents and records are untrue or incomplete, neither Sherwood nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Western Keltic's financial statements, or for any failure by Western Keltic to disclose events or facts that may have occurred or that may affect the significance or accuracy of any such information but that are unknown to Western Keltic. Sherwood has no means of verifying the accuracy or completeness of Western Keltic's financial statements.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to "C$" or "dollars" in this Offer and Circular refer to Canadian dollars and all references to "US$" in this Offer and Circular refer to United States dollars. Sherwood's financial statements that are incorporated by reference herein are reported in Canadian dollars and are prepared in accordance with Canadian GAAP (as defined in the Glossary below). Western Keltic's financial statements that are incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with Canadian GAAP.

NOTE CONCERNING MINERAL RESERVE AND RESOURCE CALCULATIONS

Information in this Offer and Circular, including information incorporated by reference, and disclosure documents of Sherwood that are filed with Canadian securities regulatory authorities concerning mineral properties have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.

Without limiting the foregoing, these documents use the terms "measured resources", "indicated resources" and "inferred resources". Shareholders in the United States are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission ("**SEC**") does not recognize them. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. In addition, the terms "mineral reserves", "proven reserves" and "probable reserves", as used in this Offer and Circular and the information incorporated by reference herein, have the meanings defined under Canadian securities laws. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information concerning descriptions of mineralization and resources contained in these documents may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators, which has established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this Offer and Circular, including information incorporated by reference, have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

TABLE OF CONTENTS

SUMMARY TERM SHEET

References to "Sherwood", "Offeror", "we", "us", "our" and similar terms refer to Sherwood Copper Corporation, on a consolidated basis.

The following are some of the questions that you, as a shareholder of Western Keltic, may have and the answers to those questions. This summary term sheet is not meant to be a substitute for the information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. The information contained in this summary term sheet is qualified in its entirety by the more detailed descriptions and information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Therefore, we urge you to read the entire Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery carefully prior to making any decision regarding whether or not to tender your Western Keltic Shares. We have included cross-references in this summary term sheet to other sections of the Offer and Circular where you will find more complete descriptions of the topics mentioned below. Unless otherwise defined herein, capitalized terms have the meanings given to them in the Glossary below.

Who is offering to buy my Western Keltic Shares?

Sherwood is a mining company engaged in the acquisition, exploration and development of strategic mineral properties in Canada. Its principal activity is the development of the Minto Project located in the Yukon Territory, Canada. Sherwood is offering to buy your Western Keltic Shares. See Section 1 of the Circular, "Sherwood".

What is Sherwood proposing?

We are offering to purchase all of the issued and outstanding Western Keltic Shares, subject to the terms and conditions set forth in the following Offer and Circular. See Section 1 of the Offer, "The Offer".

What would I receive in exchange for each of my Western Keltic Shares?

For each Western Keltic Share held by you we are offering 0.08 of a Sherwood Share. When the Offer was announced on November 26, 2007, the Offer price represented a premium of approximately 53% to Western Keltic Shareholders based on the closing prices of the Western Keltic Shares and the Sherwood Shares on the TSXV on November 23, 2007. See Section 1 of the Offer, "The Offer".

No Sherwood Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Sherwood is satisfied that the investment decision is being made in Idaho, Iowa, Kansas, Maine, Michigan, Minnesota, Missouri, Nevada, New Mexico, New York, Ohio, Oklahoma, Pennsylvania, South Carolina, South Dakota or Vermont, and that all required regulatory approvals have been received. Ineligible Shareholders who would otherwise receive Sherwood Shares in exchange for their Western Keltic Shares may, at the sole discretion of Sherwood, have such Sherwood Shares issued on their behalf to a selling agent, which shall, as agent for such Shareholders (and without liability except for gross negligence or willful misconduct), sell such Sherwood Shares on their behalf over the facilities of the TSXV and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Shareholders. Sherwood will have no liability for any such proceeds received or the remittance thereof to such Shareholders.

What are some of the significant conditions of the Offer?

The Offer is subject to several conditions, some of the most important of which are as follows:

- there having been validly deposited under the Offer, and not withdrawn at the Expiry Time, such number of Western Keltic Shares that constitutes not less than $66^2/_3$% of the Western Keltic Shares outstanding;

- all Regulatory Approvals shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated;
- there shall have been no Material Adverse Effect relating to Western Keltic;
- all representations and warranties of Western Keltic in the Support Agreement qualified as to materiality shall be true and correct and those not so qualified, if not true and correct, shall not have a Material Adverse Effect on Western Keltic, in each case, as of the date of the Support Agreement and as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date which shall remain true and correct in all material respects or in all respects, as appropriate, as of that date);
- any failure by Western Keltic and its subsidiaries to perform covenants to be performed by it or them under the Support Agreement shall not have had a Material Adverse Effect on Western Keltic; and
- the Support Agreement shall not have been terminated and shall remain in full force and effect.

A detailed summary of the principal Regulatory Approvals required in connection with the Offer can be found in Section 20 of the Circular, "Regulatory Matters".

Do the Board of Directors and Management of Western Keltic support the Offer?

The Board of Directors of Western Keltic has determined unanimously that the Offer is fair, from a financial point of view, to all Shareholders other than the Offeror and that the Offer is in the best interests of Western Keltic and has resolved unanimously to recommend to the Shareholders that they accept the Offer and deposit their Western Keltic Shares under the Offer. The Board of Directors of Western Keltic and the Special Committee received an opinion from each of Paradigm Capital and Haywood Securities stating that the consideration to be received under the Offer is fair, from a financial point of view, to all Shareholders other than the Offeror. Pursuant to the Support Agreement, Western Keltic has agreed to, among other things, support the Offer, subject to the Support Agreement. See Section 16 of the Circular, "Support Agreement". Each director and certain officers and shareholders of Western Keltic have entered into a Lock-Up Agreement pursuant to which each agreed to deposit his, her or its Western Keltic Shares (including Western Keltic Shares acquired upon exercise of Western Keltic Options or Western Keltic Warrants held immediately prior to the Expiry Time, if any) in valid acceptance of the Offer and not to withdraw them unless the Lock-Up Agreement has been terminated in accordance with its terms.

Why is Sherwood buying Western Keltic?

We are making the Offer because we want to acquire the entire equity interest in Western Keltic. We believe that the successful completion of the Offer and subsequent combination of Sherwood and Western Keltic will create significant benefits and opportunities that will allow the combined company to better develop its business and properties, provide it with enhanced financial and other resources and better compete in the global mining industry than either company could alone. Our Board of Directors strongly believes that this transaction will create value for shareholders of both Sherwood and Western Keltic.

If we complete the Offer but do not then own 100% of the Western Keltic Shares, we may acquire any Western Keltic Shares not deposited to the Offer in a second-step transaction. This transaction would likely take the form of a Compulsory Acquisition or a Subsequent Acquisition Transaction. See Section 3 of the Circular, "Background to the Offer" and Section 10 of the Circular, "Acquisition of Western Keltic Shares Not Deposited".

What are the classes of securities sought in the Offer?

We are offering to purchase all of the outstanding common shares of Western Keltic. This includes Western Keltic Shares that may become outstanding after the date of this Offer, but prior to the expiration of the Offer, upon the conversion or exercise of any securities of Western Keltic that are convertible into, or exercisable for, Western

Keltic Shares. We are not making any offer to acquire Western Keltic Warrants or Western Keltic Options. See Section 1 of the Offer, "The Offer".

How many Sherwood Shares could be issued pursuant to the Offer?

We would issue an additional 6,464,868 Sherwood Shares, based on the number of Western Keltic Shares outstanding as of November 30, 2007 and assuming that all of the Western Keltic Shares outstanding as of November 30, 2007 are tendered to the Offer and that we take up and pay for such Western Keltic Shares under the Offer. See Section 1 of the Offer, "The Offer".

How long do I have to decide whether to tender to the Offer?

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on January 29, 2008, or until such other time and date as set out in a notice of variation of the Offer as we determine, issued at any time and from time to time at our discretion. See Section 4 of the Offer, "Time for Acceptance".

Can the Expiry Time for the Offer be extended?

Yes. We may, in our sole discretion, elect to extend the Expiry Time of the Offer from the time referenced in the answer to the previous question. Under certain circumstances, we may be required to extend the Expiry Time for the Offer under Canadian securities laws. If we elect to extend, or are required to extend, the Expiry Time for the Offer, we will publicly announce the extension, and, if required by applicable law, mail to you a copy of a notice of variation. See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

How do I tender my Western Keltic Shares?

If you hold Western Keltic Shares in your own name, you may accept this Offer by depositing certificates representing your Western Keltic Shares, together with a duly completed and signed Letter of Transmittal, at the office of the Depositary specified in the Letter of Transmittal. If your Western Keltic Shares are registered in the name of a nominee (commonly referred to as "in street name" or "street form"), you should contact your broker, investment dealer, bank, trust company or other nominee for assistance in tendering your Western Keltic Shares to the Offer. You should request your nominee to effect the transaction. You may also accept the Offer pursuant to the procedures for book-entry transfer detailed in the Offer and Circular and have your Western Keltic Shares tendered by your nominee through CDS or DTC, as applicable. See also Section 5 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer". Shareholders are invited to contact the Information Agent for further information regarding how to accept the Offer. Kingsdale Shareholder Services Inc. is the Information Agent and Depositary in relation to this transaction and can answer further questions (see contact details on the back page of this document).

What if I have lost my Western Keltic Shares but want to tender them to the Offer?

You should complete your Letter of Transmittal as fully as possible and state in writing the circumstances surrounding the loss and forward the documents to the Depositary. The Depositary will advise you of replacement requirements which must be completed and returned before the expiry of the Offer. See Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Who is the Depositary under the Offer?

Computershare Investor Services Inc. is acting as Depositary. The Depositary will be responsible for receiving certificates representing deposited Western Keltic Shares and accompanying Letters of Transmittal and other documents. The Depositary is also responsible for receiving Notices of Guaranteed Delivery, giving notices, if required, and making payment for all Western Keltic Shares purchased by us under the terms of the Offer. The

Depositary will also facilitate book-entry transfers of Western Keltic Shares. See Section 23 of the Circular, "Depositary".

Will I be able to withdraw previously tendered Western Keltic Shares?

Yes. You may withdraw Western Keltic Shares previously tendered by you at any time: (i) before Western Keltic Shares deposited under the Offer are taken up by us under the Offer, (ii) if Sherwood Shares have not been issued in consideration for your Western Keltic Shares within three business days after having been taken up, and (iii) in certain other circumstances. See Section 8 of the Offer, "Right to Withdraw Deposited Western Keltic Shares".

How do I withdraw previously tendered Western Keltic Shares?

You must send a notice of withdrawal to the Depositary prior to the occurrence of certain events and within the time periods set forth in Section 8 of the Offer, "Right to Withdraw Deposited Western Keltic Shares", and the notice must contain specific information outlined therein. If your Western Keltic Shares are registered in the name of a nominee, you should contact your nominee for assistance.

Will I have to pay any fees or commissions?

If you are the registered owner of your Western Keltic Shares and you tender your Western Keltic Shares directly to the Depositary, you will not have to pay brokerage fees or incur similar expenses. If you own your Western Keltic Shares through a broker or other nominee and your broker tenders the Western Keltic Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

What will happen if the Offer lapses or is withdrawn?

If the Offer lapses or we withdraw the Offer prior to the satisfaction or waiver of all of the conditions of the Offer, all of your Western Keltic Shares that you have deposited will be returned to you.

How will Canadian residents and non-residents of Canada be taxed for Canadian Federal Income Tax purposes?

Shareholders who hold their Western Keltic Shares as capital property for purposes of Tax Act will generally be entitled to a tax-deferred rollover on the exchange of their Western Keltic Shares for Sherwood Shares pursuant to the Offer. Alternatively, such Shareholders will be entitled to recognize for Canadian federal tax purposes the capital gain or capital loss, otherwise determined, from such exchange.

We urge you to read carefully the section entitled "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular and to consult your own tax advisor as to the particular tax consequences to you of the Offer.

How will U.S. residents be taxed for U.S. Federal Income Tax purposes?

As of the date of this Circular, Sherwood expects that the transaction should constitute a taxable disposition of Western Keltic Shares by US Holders. Subject to the application of the "passive foreign investment company" ("PFIC") rules, a Shareholder who is a citizen of or resident of the United States for tax purposes, who holds Western Keltic Shares as capital property and who disposes of its Western Keltic Shares to us under the Offer, will generally recognize a gain or loss in an amount equal to the difference, if any, between (i) the fair market value of any Sherwood Shares or the US dollar value of the Canadian currency received by the Western Keltic Shareholder pursuant to the Offer, and (ii) the adjusted tax basis of the Western Keltic Shareholder in the Western Keltic Shares disposed of to us.

The foregoing is a brief summary of United States federal income tax consequences only and is qualified by the more detailed general description of United States federal income tax considerations in Section 22 of the Circular, "United States Federal Income Tax Considerations". Shareholders are urged to consult their own tax advisors to determine the particular United States federal income tax consequences to them of a sale of Western Keltic Shares pursuant to the Offer or a Compulsory Acquisition or a disposition of Western Keltic Shares pursuant to any Subsequent Acquisition Transaction.

Is Sherwood's financial condition relevant to my decision to tender my Western Keltic Shares in the Offer?

Yes. Sherwood Shares will be issued to Western Keltic Shareholders who tender their Western Keltic Shares, so you should consider our financial condition before you decide to tender your Western Keltic Shares to the Offer. In considering our financial condition, you should review the documents included and incorporated by reference in the Offer and Circular because they contain detailed business, financial and other information about us.

If I decide not to tender, how will my Western Keltic Shares be affected?

If we take up and pay for the Western Keltic Shares validly tendered, we may take such action as is necessary, including effecting a Compulsory Acquisition or Subsequent Acquisition Transaction, to acquire any Western Keltic Shares not tendered. It is our expectation that the consideration to be offered for Western Keltic Shares under such Compulsory Acquisition or Subsequent Acquisition Transaction will be the same consideration offered under the Offer. In connection with such a transaction, you may have dissent rights. We reserve the right not to complete a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 10 of the Circular, "Acquisition of Western Keltic Shares Not Deposited".

Do I have dissent rights under the Offer?

No. Western Keltic Shareholders will not have dissent or appraisal rights in connection with the Offer. However, holders of Western Keltic Shares who do not tender their Western Keltic Shares to the Offer may have rights of dissent or similar rights in the event we elect to acquire such Western Keltic Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 8 of the Circular, "Dissent Rights" and Section 10 of the Circular, "Acquisition of Western Keltic Shares Not Deposited".

Will Western Keltic continue as a public company?

If, as a result of the Offer and any subsequent transaction, the number of holders of Western Keltic Shares is sufficiently reduced, Western Keltic may cease to be a reporting issuer. The rules and the regulations of the TSXV could also, upon the consummation of the Offer and/or a subsequent transaction, lead to the delisting of the Western Keltic Shares from the TSXV. To the extent permitted by applicable law, we intend to delist the Western Keltic Shares from the TSXV as soon as practicable following the consummation of the Offer and/or such subsequent transaction. In addition, Western Keltic may cease to be required to comply with the rules of the Canadian securities regulatory authorities. See Section 5 of the Circular, "Purpose of the Offer and Sherwood's Plans for Western Keltic".

What is the market value of Western Keltic Shares and Sherwood Shares as of a recent date?

On December 19, 2007, the closing price of the Western Keltic Shares reported on the TSXV was C$0.40. On December 19, 2007, the closing price of Sherwood Shares reported on the TSXV was C$5.10. We urge you to obtain a recent quotation for the Western Keltic Shares and the Sherwood Shares before deciding whether or not to tender your Western Keltic Shares. See Section 2 of the Circular, "Western Keltic Mines Inc. — Price Range and Trading Volume of Western Keltic Shares".

Who can I call with questions about the Offer or for more information?

You can call our Information Agent, Kingsdale Shareholder Services Inc, if you have questions or requests for additional copies of the Offer and Circular. Questions and requests should be directed to the following telephone number:

Kingsdale Shareholder Services Inc. Toll Free: 1-866-639-8111

GLOSSARY

In the Offer and Circular, including the cover pages hereof, unless the context otherwise requires, the following terms have the meanings set forth below.

"Acquisition Proposal" means, in respect of Western Keltic, any proposal, public announcement of an intention, or offer regarding any merger, amalgamation, share exchange, business combination, take-over bid, tender offer, sale or other disposition of more than 10% of Western Keltic's assets, in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or a substantial portion of Western Keltic's assets), any recapitalization, reorganization, liquidation, material sale or issue of treasury securities of Western Keltic or any of its subsidiaries, or rights therein or thereto or rights or options to acquire any treasury securities, any exchange offer, secondary purchase or any type of similar transaction that would, or could, (i) result in the acquisition of, or an interest in, 20% or more of the Western Keltic Shares or of the equity or voting shares of any of the subsidiaries of Western Keltic; or (ii) result in the sale or other disposition of more than 10% of the assets of Western Keltic (other than the Offer and all other transactions to be completed in connection with the Offer contemplated in the Support Agreement).

"affiliate" has the meaning given to it in the OSA.

"Alternative Transaction" means: 1) any acquisition, merger, arrangement, amalgamation, share exchange, take-over bid, business combination, reorganization, recapitalization, consolidation, issuer bid, liquidation, dissolution or winding-up in respect of or involving, directly or indirectly, Western Keltic or any of its subsidiaries; 2) any sale, acquisition, license, strategic alliance, joint venture, farm-in, earn-in, lease, supply agreement or other arrangement of or involving a material amount of assets of Western Keltic or any of its subsidiaries; 3) any transaction agreed to by Western Keltic that would result in any person acquiring any securities of any of the subsidiaries of Western Keltic or 20% or more of the outstanding voting securities or other equity interests of Western Keltic; 4) any similar business combination or transaction of or involving Western Keltic or any of its subsidiaries, other than with Sherwood or its affiliates; or 5) any proposal or offer to do, or public announcement of an intention to do, any of the foregoing with or from any person, other than Sherwood or its affiliates.

"associate" has the meaning given to it in the OSA.

"BCBCA" means the *Business Corporations Act* (British Columbia) as amended.

"business day" means any day, other than a Saturday, a Sunday and a statutory or civic holiday in, Ontario, Canada.

"Canadian GAAP" means Canadian generally accepted accounting principles.

"CBCA" means the *Canada Business Corporations Act*, as amended.

"CDS" means the Canadian Depository for Securities Limited.

"CDSX" means the CDS on-line tendering system pursuant to which book-entry transfers may be effected.

"Circular" means the take-over bid circular accompanying the Offer, including the Annexes attached thereto.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Compulsory Acquisition" means an acquisition by Sherwood of Western Keltic Shares not tendered to the Offer utilizing the provisions of Section 300 of the BCBCA.

"Control" means:

(A) when applied to the relationship between a person and a body corporate, the beneficial ownership by such person at the relevant time of shares of such body corporate representing (i) more than 50% of the voting rights ordinarily exercisable for the election of directors at meetings of shareholders of such body corporate; and (ii) the percentage of voting rights ordinarily exercisable at meetings of shareholders of such body corporate that are sufficient to elect a majority of the directors of such body corporate; and

(B) when applied to the relationship between a person and a partnership or joint venture, the beneficial ownership by such person at the relevant time of more than 50% of the ownership interests of the partnership or joint venture in circumstances where it can reasonably be expected that such person has the power to direct the affairs of the partnership or joint venture; and the words "**Controlled by**", and similar words have corresponding meanings; provided that a person who Controls a corporation, partnership or joint venture shall be deemed to Control a corporation, partnership or joint venture (the "**Second-mentioned Person**") that is Controlled by the Second-mentioned person and so on.

"**Depositary**" means Computershare Investor Services Inc.

"**Deposited Shares**" has the meaning given to it in Section 5 of the Offer, "Manner of Acceptance — Dividends and Distributions".

"**Distributions**" has the meaning given to it in Section 5 of the Offer, "Manner of Acceptance — Dividends and Distributions".

"**DTC**" means The Depositary Trust Company.

"**Dundee Securities**" means Dundee Securities Corporation.

"**Effective Date**" means the date on which Sherwood first takes up and pays for Western Keltic Shares deposited to the Offer.

"**Eligible Institution**" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

"**Expiry Date**" means January 29, 2008 or such other date as is set out in a notice of variation of the Offer issued at any time and from time to time extending the period during which Western Keltic Shares may be deposited to the Offer, provided that, if such day is not a business day, then the Expiry Date will be the next business day. See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

"**Expiry Time**" means 5:00p.m. (Toronto time) on the Expiry Date or such other time as is set out in a notice of variation of the Offer issued at any time and from time to time. See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

"**fully diluted basis**" means, with respect to the Western Keltic Shares, that number of Western Keltic Shares which would be outstanding if all outstanding rights to acquire Western Keltic Shares (whether or not vested or subject to conditions) were exercised, other than those which are not, and cannot in accordance with their terms become, exercisable within 120 days following the Expiry Time, but including without limitation for the purposes of this calculation, all Western Keltic Shares issuable upon the exercise of Western Keltic Options and Western Keltic Warrants (whether, in either case, vested or unvested).

"**Governmental Entity**" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, court, tribunal, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent or authority of any of the foregoing; or (c) any quasi- governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"**Haywood Securities**" means Haywood Securities Inc.

"**Information Agent**" means Kingsdale Shareholder Services Inc.

"**insider**" has the meaning ascribed thereto in the OSA.

"**Law**" or "**Laws**" means all international trade agreements, codes and conventions, laws, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the TSXV), and the term "**applicable**" with respect to such Laws and in a context that refers to one or more of Sherwood and Western Keltic, means such Laws as are applicable to such company or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the company or companies or its or their business, undertaking, property or securities.

"Letter of Transmittal" means the letter of acceptance and transmittal in the form accompanying the Offer and Circular (printed on green paper).

"Lock-Up Agreements" means the binding lock-up agreements dated on or before December 7, 2007 between Sherwood and each of the Locked-Up Shareholders, as amended from time to time, and as described in greater detail in Section 14 of the Circular, "Commitments to Acquire Securities of Western Keltic — Lock-Up Agreements".

"Locked-Up Shareholders" means RAB Special Situations (Master) Fund Limited, Donald McInnes, Stewart McInnes, John Hick, Gordon Stewart, Jeffrey Franzen, John McConnell, David Douglas, John Goyman, Robin Johnstone and Amielle Lake.

"Locked-Up Shareholders' Shares" means all Western Keltic Shares (i) owned by the Locked-Up Shareholders or over which the Lock-Up Shareholders may exercise control or direction on or before the Expiry Time, or (ii) acquired in lieu of or in replacement or substitution for any such Western Keltic Shares and all Western Keltic Shares acquired upon exercise or settlement of options, warrants, rights or other securities held or controlled by the Locked-Up Shareholders which are exercisable, convertible or exchangeable for Western Keltic Shares.

Mailing Date" means a date that is as soon as practicable after December 7, 2007, but in no event later than December 31, 2007 or such other date as may be agreed to by Sherwood and Western Keltic, provided that in the event Sherwood shall not have been provided with the Western Keltic shareholder lists referred to in the Support Agreement in order to permit Sherwood to mail the Offer to holders of Western Keltic Shares, Western Keltic Options and Western Keltic Warrants by such date, the Mailing Date shall be extended to the second business day following the receipt by Sherwood of such lists.

"Material Adverse Effect" means, when used in connection with a person, any change, effect, event, occurrence or state of facts that, or could reasonably be expected to:

(A) have a material and adverse effect onto the business, operations, results of operations, prospects, assets, liabilities (including contingent liabilities), obligations or financial condition of that person and its subsidiaries, taken as a whole, or

(B) prevent Western Keltic or Sherwood, as the case may be, from performing its obligations under the Support Agreement in any material respect,

other than with respect to each of Western Keltic and Sherwood, any change, effect, event, circumstance, fact or occurrence (i) relating to general political or economic conditions, (ii) affecting the copper mining industry in general, (iii) affecting the securities market in general, (iv) attributable to the announcement of the Support Agreement and the transactions contemplated therein, or (v) in applicable Laws or regulations or Canadian GAAP.

"Minimum Tender Condition" has the meaning given to it in Section 2 of the Offer, "Conditions of the Offer".

"Notice of Guaranteed Delivery" means the accompanying notice of guaranteed delivery (printed on yellow paper) in the form accompanying the Offer and Circular.

"Offer" means Sherwood's offer made hereby to purchase the Western Keltic Shares, the terms and conditions of which are set forth in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

"Offer and Circular" means this Offer and the Circular, collectively, as may be amended from time to time.

"Offered Consideration" means the consideration to be paid by Sherwood for the Western Keltic Shares taken up under the Offer, being 0.08 Sherwood Shares for each Western Keltic Share.

"Offeror" means Sherwood.

"OSA" means the *Securities Act* (Ontario), as amended.

"OSC" means the Ontario Securities Commission.

"Outside Date" means 120 days after the Mailing Date, provided that the Outside Date may be extended to such later date as may be agreed upon by Sherwood and Western Keltic in writing.

"Paradigm Capital" means Paradigm Capital Inc.

"Person" includes a natural person, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

"PFS" means the independent Pre-feasibility Study technical report ("PFS") completed under the supervision of SRK Consulting (Canada) Ltd.

"Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities in connection with the Offer, being the approval of the TSXV to list the Sherwood Shares to be issued to Shareholders pursuant to the Offer, the acceptance of the TSXV of Western Keltic's notice under Section 8.1 under TSXV Listing Policy 5.3, and the granting by Canadian Securities Regulators of any exemptive relief required to effect the transactions contemplated herein.

"Rule 61-501" means OSC Rule 61-501 — "Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions" as the same may be amended.

"SEC" means the United States Securities and Exchange Commission.

"Shareholder" means a holder of Western Keltic Shares.

"Sherwood" means Sherwood Copper Corporation, a corporation existing under the CBCA.

"Sherwood Share" means a common share in the capital of Sherwood.

"Soliciting Dealer Group" means a group of Soliciting Dealers, if any.

"Subsequent Acquisition Transaction" means any statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other transaction involving Western Keltic and/or its subsidiaries and Sherwood or an affiliate of Sherwood proposed by Sherwood, if Sherwood, acquires, directly or indirectly, not less than 50% of the Western Keltic Shares under the Offer that, if successfully completed, will result in Sherwood owning, directly or indirectly, all of the Western Keltic Shares.

"Special Committee" means the special committee of the board of directors of Western Keltic.

"subsidiary" means, with respect to any person, a subsidiary within the meaning of the CBCA and any partnership or joint venture Controlled by such Person.

"Superior Proposal" means a, *bona fide*, written Acquisition Proposal not solicited contrary to Section 7.1 of the Support Agreement, made by a third party to Western Keltic to acquire all or substantially all of the assets of Western Keltic or all of the issued and outstanding Western Keltic Shares, whether by way of merger, amalgamation, share exchange, take-over bid, recapitalization, sale of assets or otherwise that did not result in a breach of Section 7.1 of the Support Agreement or any agreement between the person making such Acquisition Proposal and Western Keltic or any of its subsidiaries and the Board of Directors of Western Keltic in its good faith reasonable judgment and by formal resolution after consultation with its legal advisors and upon the written advice of its financial advisors has determined will, if consummated, be more favorable to the Shareholders than the Offer, and where the Acquisition Proposal (a) has a value that is financially greater than the value of the Offer by more than 5%, (b) is not subject to any extraordinary due diligence, financing or access condition, (c) is capable of completion without undue delay (taking into account all legal, financial, regulatory and other aspects of the proposal), and (d) does not provide for the payment of any break, termination or other fees or expenses to be paid to the other party in the event that Western Keltic's shareholders vote against or do not accept the Acquisition Proposal and Western Keltic subsequently completes a business combination transaction with Sherwood.

"Support Agreement" means the support agreement dated as of December 7, 2007 between Sherwood and Western Keltic, the terms of which are described in Section 16 of the Circular, "Support Agreement".

"Take-Up Date" means a date upon which Sherwood takes up or acquires Western Keltic Shares pursuant to the Offer.

"Tax Act" means the *Income Tax Act* (Canada) and the regulations thereunder, as amended.

"TSXV" means the TSX Venture Exchange.

"United States" or **"U.S."** means the United States of America, its territories and possessions, and any State of the United States, as applicable.

"US Holders" has the meaning ascribed thereto in Section 22 of the Circular, "United States Federal Income Tax Considerations – Scope of This Disclosure";

"Western Keltic" means Western Keltic Mines Inc., a corporation existing under the BCBCA.

"Western Keltic Option" means an option to purchase Western Keltic Shares pursuant to the Western Keltic Option Plan.

"Western Keltic Option Plan" means the stock option plan maintained by Western Keltic.

"Western Keltic Share" means a common share in the capital of Western Keltic.

"Western Keltic Warrant" means a common share purchase warrant of Western Keltic that entitles the holder to acquire Western Keltic Shares on the terms thereof.

SUMMARY OF THE OFFER

This summary highlights information more fully discussed elsewhere in the Offer and Circular. This summary is not intended to be complete and is qualified by reference to the more detailed information contained herein and in those documents incorporated by reference herein. Shareholders are urged to read the more detailed information about Sherwood, the Offer and the Sherwood Shares provided elsewhere in the Offer and Circular and in the documents incorporated by reference. Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Section entitled "Glossary" above.

1. The Offer

The Offeror is offering, on the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Western Keltic Shares, and including any Western Keltic Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Western Keltic that are convertible into or exchangeable or exercisable for Western Keltic Shares, on the basis of 0.08 of a Sherwood Share for each Western Keltic Share. The Offer is subject to certain conditions, including, among other things, there being validly deposited under the Offer, and not withdrawn at the Expiry Time, such number of Western Keltic Shares that constitutes not less than 66²/3% of the Western Keltic Shares outstanding. See Section 2 of the Offer, "Conditions of the Offer".

Sherwood announced that it had agreed to make the Offer before the commencement of trading on November 26, 2007. On November 23, 2007, the last trading day prior to the announcement, the closing price of the Sherwood Shares on the TSXV was C$5.85. On the same date, the closing price of the Western Keltic Shares on the TSXV was C$0.305. The Offer price of 0.08 Sherwood Shares per Western Keltic Share represents a premium of approximately 53% based on the closing prices of the Western Keltic Shares and the Sherwood Shares on the TSXV on November 23, 2007.

No Sherwood Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Sherwood is satisfied that the investment decision is being made in Idaho, Iowa, Kansas, Maine, Michigan, Minnesota, Missouri, Nevada, New Mexico, New York, Ohio, Oklahoma, Pennsylvania, South Carolina, South Dakota or Vermont, and that all required regulatory approvals have been received. Ineligible Shareholders who would otherwise receive Sherwood Shares in exchange for their Western Keltic Shares may, at the sole discretion of Sherwood, have such Sherwood Shares issued on their behalf to a selling agent, which shall, as agent for such Shareholders (and without liability except for gross negligence or willful misconduct), sell such Sherwood Shares on their behalf over the facilities of the TSXV and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Shareholders. Sherwood will have no liability for any such proceeds received or the remittance thereof to such Shareholders.

See Section 1 of the Offer, "The Offer".

2. Recommendation of the Board of Directors of Western Keltic

The Board of Directors of Western Keltic has determined unanimously that the Offer is fair, from a financial point of view, to all Shareholders other than Sherwood and that the Offer is in the best interests of Western Keltic and has resolved unanimously to recommend to the Shareholders that they accept the Offer and deposit their Western Keltic Shares under the Offer. The Board of Directors of Western Keltic and the Special Committee received an opinion from each of Paradigm Capital and Haywood Securities stating that the consideration to be received under the Offer is fair, from a financial point of view, to all Shareholders. Pursuant to the Support Agreement, Western Keltic has agreed to, among other things, support the Offer, subject to the Support Agreement. See Section 16 of the Circular, "Support Agreement". Each director and certain officers and shareholders of Western Keltic have entered into Lock-Up Agreements with Sherwood pursuant to which each has agreed to tender his, her or its Western Keltic Locked-Up Shares in valid acceptance of the Offer and not to withdraw such shares unless the Lock-Up Agreement has been terminated in accordance with its terms.

3. Sherwood

Sherwood Copper Corporation

Sherwood is a mining company engaged in the acquisition, exploration and development of strategic mineral properties in Canada. Its principal activity is the development of the Minto copper-gold project (the "**Minto Project**") located in the Yukon Territory, Canada.

See Section 1 of the Circular, "Sherwood".

Sherwood — Outstanding Shares

Sherwood is authorized to issue an unlimited number of Sherwood Shares and an unlimited number of preferred shares, issuable in series. As at November 30, 2007, there were 44.708,199 Sherwood Shares outstanding. In addition, as at November 30, 2007, Sherwood had a further 5,260,219 Sherwood Shares issuable upon outstanding options and warrants and an additional 6,902,637 Sherwood Shares issuable upon outstanding convertible debentures and therefore Sherwood had 56,871,055 Sherwood Shares outstanding on a fully diluted basis.

Based on the number of Western Keltic Shares outstanding as of November 30, 2007 and assuming that all such Western Keltic Shares are tendered to the Offer and taken up by Sherwood, Sherwood would issue approximately an additional 6,464,868 Sherwood Shares under the Offer and would have a total of approximately 51,175,067 Sherwood Shares issued and outstanding upon completion of the transaction.

See Section 1 of the Circular, "Sherwood".

4. Western Keltic

Western Keltic is a Vancouver, British Columbia-based natural resource company engaged in the acquisition, exploration and development of mineral properties. Since 1992, Western Keltic has had a number of mineral exploration properties, which have been located in Canada, the United States, Mexico, Panama and the Dominican Republic. Western Keltic currently owns only one property, the Kutcho Creek Project located in Northwestern British Columbia.

Western Keltic is authorized to issue an unlimited number of common shares without par value. As of the close of business on November 30, 2007, 80,810,855 Western Keltic Shares were issued and outstanding. In addition, as at November 30, 2007, Western Keltic had 5,744,000 Western Keltic Options outstanding exercisable into 5,744,000 Western Keltic Shares and 21,701,500 Western Keltic Warrants outstanding, which are exercisable into 21,701,500 Western Keltic Shares.

See Section 2 of the Circular, "Western Keltic Mines Inc.".

5. Purpose of the Offer

The purpose of the Offer is to enable Sherwood to acquire all of the Western Keltic Shares.

6. Strategic Rationale for the Proposed Combination

Sherwood believes that its proposed acquisition of Western Keltic would result in a significantly enhanced business platform that offers a value creation opportunity for both Sherwood and Western Keltic shareholders.

The acquisition of Western Keltic and its Kutcho Creek copper-zinc deposit would more than double Sherwood's copper resources, and offers the potential to continue Sherwood's transformation to a significant base metal producer through the potential development of the Kutcho Creek deposit. In order to maximize the economic returns from the Kutcho Creek deposit, Sherwood would reassess the development plans for Kutcho Creek to determine the most attractive development option, with the objective of developing a robust, low cost mining operation.

Sherwood believes this offer provides significant benefits for Western Keltic's existing shareholders for a number of reasons. See Section 4 of the Circular, "Strategic Rationale for the Proposed Combination".

7. Support Agreement

On December 7, 2007, Sherwood and Western Keltic entered into the Support Agreement. The Support Agreement contains, among other things, covenants of Sherwood relating to the making of the Offer, covenants of Western Keltic relating to steps to be taken to support the Offer, covenants of Western Keltic relating to the conduct of Western Keltic's business pending the completion of the Offer, covenants of Western Keltic not to solicit any Acquisition Proposals, representations of Western Keltic and Sherwood and provisions relating to the payment of a fee to Sherwood in certain circumstances related to the termination of the Support Agreement and the Offer. See Section 16 of the Circular, "Support Agreement".

8. Lock-Up Agreements

During the period from November 14, 2007 to December 7, 2007, Sherwood and the Locked-Up Shareholders entered into the Lock-Up Agreements. As of the respective dates of the Lock-Up Agreements, the Locked-Up Shareholders represented that they beneficially owned or controlled approximately 17.66 million Western Keltic Shares, representing approximately 21.85% of the outstanding Western Keltic Shares. In addition, the Locked-Up Shareholders represented that they beneficially own or exercise control or direction over an aggregate of 3,297,500 Western Keltic Options and 7,406,750 Western Keltic Warrants. The Lock-Up Agreements set forth (a) the agreement of Sherwood to abide by and perform its obligations under the Lock-Up Agreements, the Support Agreement and the Offer and certain other covenants with respect to the Offer; and (b) the agreement of the Locked-Up Shareholders, subject to the terms and conditions of the respective Lock-Up Agreements, that their Western Keltic Shares be validly tendered in valid acceptance of the Offer and not to withdraw them unless the Lock-Up Agreement has been terminated in accordance with its terms. The Locked-Up Shareholders include all of the directors and certain officers and shareholders of Western Keltic. See Section 14 of the Circular "Commitments to Acquire Securities of Western Keltic — Lock-Up Agreements".

9. Treatment of Western Keltic Options and Western Keltic Warrants in the Offer

The Offer is made only for Western Keltic Shares and is not made for any Western Keltic Options, Western Keltic Warrants or other rights to acquire Western Keltic Shares. Any holder of such Western Keltic Options, Western Keltic Warrants or other rights to acquire Western Keltic Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable Law, fully exercise, convert or exchange their Western Keltic Options, Western Keltic Warrants or other rights to acquire Western Keltic Shares in order to obtain certificates representing Western Keltic Shares that may be deposited in accordance with the terms of the Offer.

If any holder of Western Keltic Options does not exercise such Western Keltic Options prior to the Expiry Time, such Western Keltic Options will, subject to obtaining all necessary regulatory approvals, remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term of expiry, vesting schedule (if any) and exercise prices, except that, to the extent permitted under the terms of the Western Keltic Options, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, the holder of a Western Keltic Option will, on exercise thereof, acquire that number of Sherwood Shares that such holder would have been entitled to receive as a result of the Offer if such holder had exercised such Western Keltic Option to become the registered holder of Western Keltic Shares prior to the Compulsory Acquisition or Subsequent Acquisition Transaction.

If any holder of Western Keltic Warrants does not exercise such Western Keltic Warrants prior to the Expiry Time, such Western Keltic Warrants will, subject to obtaining all necessary regulatory approvals, remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term of expiry, vesting schedule (if any) and exercise prices, except that, to the extent permitted, under the terms of the Western Keltic Warrants, after completion of a Subsequent Acquisition Transaction, a holder of a Western Keltic Warrant will, on exercise thereof, acquire that number of Sherwood Shares that such holder would have been entitled to receive as a result of the Offer if such holder had exercised such Western Keltic Warrant to become the registered holder of Western Keltic Shares prior to the Subsequent Acquisition Transaction.

See Section 5 of the Circular, "Purpose of the Offer and Sherwood's Plans for Western Keltic — Treatment of Western Keltic Options and Western Keltic Warrants" and Section 10 of the Circular, "Acquisition of Western Keltic Shares Not Deposited".

The tax consequences to holders of Western Keltic Options or Western Keltic Warrants of exercising or not exercising their Western Keltic Options or Western Keltic Warrants are not described in Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations", or Section 22 of the Circular, "Certain United States Federal Income Tax Considerations". Holders of Western Keltic Options or Western Keltic Warrants should consult their own tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Western Keltic Options or Western Keltic Warrants.

10. Treatment of Fractional Shares

Fractional Sherwood Shares will not be issued in connection with the Offer. Where on any Take-Up Date a Shareholder is to receive Sherwood Shares as consideration under the Offer and the aggregate number of Sherwood Shares to be issued to such Shareholder would result in a fraction of a Sherwood Share being issuable, the number of Sherwood Shares to be received by such Shareholder will be rounded up or down to the nearest whole number.

See Section 1 of the Offer, "The Offer".

11. Conditions of the Offer

The Offeror reserves the right to withdraw the Offer and not take up, purchase or pay for, and will have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Western Keltic Shares deposited under the Offer unless all of the conditions of the Offer contained in Section 2 of the Offer are satisfied or, where permitted, waived by the Offeror at or prior to the Expiry Time.

See Section 2 of the Offer, "Conditions of the Offer" for all of the conditions of the Offer.

12. Time for Acceptance

The Offer is open for acceptance, unless extended or withdrawn at the sole discretion of the Offeror, until 5:00 p.m. (Toronto time) on January 29, 2008.

See Section 4 of the Offer, "Time for Acceptance".

13. Manner of Acceptance

The Offer may be accepted by Shareholders by depositing certificates representing Western Keltic Shares that are being deposited, together with a duly completed and signed Letter of Transmittal in the form accompanying the Offer and Circular (printed on green paper) at the offices of the Depositary specified in the Letter of Transmittal at or before the Expiry Time. The Offer will be deemed to be accepted only if the Depositary has actually received these documents at or before the Expiry Time. Shareholders whose Western Keltic Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Western Keltic Shares to the Offer.

Shareholders whose certificates for Western Keltic Shares are not immediately available may use the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery accompanying this Offer and Circular (printed on yellow paper).

Shareholders whose Western Keltic Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee for assistance if they wish to accept the Offer.

Shareholders may accept the Offer by following the procedures for book-entry transfer established by CDS or DTC, provided that a Book-Entry Confirmation is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time, or a properly completed and duly executed Letter of Transmittal and any other required documents, are received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must make sure such documents are received by the Depositary.

If a Shareholder wishes to accept the Offer and either the certificate(s) representing such Shareholder's Western Keltic Shares is (are) not immediately available or the Shareholder cannot deliver the certificate(s) and the Letter of Transmittal and all other required documents to the Depositary before the Expiry Time, those Western Keltic Shares may nevertheless be deposited under the Offer, provided that (1) such deposit is made by or through an Eligible Institution, (2) a properly completed and duly executed Notice of Guaranteed Delivery (printed on yellow paper) in the form accompanying the Offer and Circular (or a manually signed facsimile thereof) is received by the Depositary before the Expiry Time at its Toronto, Ontario office listed on the Notice of Guaranteed Delivery, and (3) the certificate(s) representing all deposited Western Keltic Shares, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile thereof) relating to the Western Keltic Shares, with signatures guaranteed if so required and all other documents required by such Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Date.

See Section 5 of the Offer, "Manner of Acceptance".

14. Take-Up and Payment for Deposited Western Keltic Shares

If all of the conditions of the Offer have been satisfied or, where permitted, waived by the Offeror, at the Expiry Time, the Offeror will become obligated to take-up the Western Keltic Shares validly deposited under, and not withdrawn from, the Offer not later than ten days after the Expiry Date. The Offeror will pay for the Western Keltic Shares so taken up promptly, but in any event not later than the earlier of (a) the tenth day after the Expiry Time and (b) three business days after taking up such Western Keltic Shares. Any Western Keltic Shares deposited under the Offer after the first date on which Western Keltic Shares have been taken up by the Offeror but before the Expiry Date will be taken up and paid for promptly, and in any event within ten days of that deposit.

See Section 3 of the Offer, "Take-Up and Payment for Deposited Western Keltic Shares".

15. Right to Withdraw Deposited Shares

Western Keltic Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Western Keltic Shares have been taken up by the Offeror pursuant to the Offer and in the other circumstances discussed in Section 8 of the Offer, "Right to Withdraw Deposited Western Keltic Shares".

16. Acquisition of Western Keltic Shares Not Deposited under the Offer

If, within four months after the date of the Offer, the Offer has been accepted by the Shareholders holding not less than 90% of the issued and outstanding Western Keltic Shares (calculated on a fully diluted basis), other than

Western Keltic Shares held on the date of the Offer by or on behalf of the Offeror or its affiliates (as such term is defined in the BCBCA), the Offeror may acquire, pursuant to a Compulsory Acquisition, the remaining Western Keltic Shares from Shareholders who did not accept the Offer. If the Offeror takes up and pays for the Western Keltic Shares validly deposited under the Offer and a Compulsory Acquisition is not available or the Offeror elects not to proceed with a Compulsory Acquisition, the Offeror has agreed to use reasonable commercial efforts to take such action as is necessary, including causing a meeting of Shareholders to be held to consider a Subsequent Acquisition Transaction involving Western Keltic and the Offeror or an affiliate of the Offeror for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all Western Keltic Shares not acquired pursuant to the Offer.

The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Western Keltic will necessarily depend on a variety of factors, including the number of Western Keltic Shares acquired pursuant to the Offer. If Sherwood acquires at least 90% of the Western Keltic Shares outstanding on a fully-diluted basis, it has agreed to use reasonable commercial efforts to commence and complete forthwith a Compulsory Acquisition in accordance with applicable Law. If Sherwood acquires at least 66⅔% and less than 90% of the Western Keltic Shares outstanding on a fully-diluted basis, use reasonable commercial efforts to commence and complete a Subsequent Acquisition Transaction in compliance with applicable Law within 120 days of the date on which Sherwood first takes up and pays for Western Keltic Shares deposited to the Offer on substantially the same terms, including price, as the Offer. Although the Offeror currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Western Keltic Shares acquired under the Offer, delays in the Offeror's ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Western Keltic, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned.

See Section 5 of the Circular, "Purpose of the Offer and Sherwood's Plans for Western Keltic" and Section 10 of the Circular, "Acquisition of Western Keltic Shares Not Deposited".

17. Certain Federal Income Tax Considerations

Canada

Shareholders who hold their Western Keltic Shares as capital property for purposes of Tax Act will generally be entitled to a tax-deferred rollover on the exchange of their Western Keltic Shares for Sherwood Shares pursuant to the Offer. Alternatively, such Shareholders will be entitled to recognize for Canadian federal tax purposes the capital gain or capital loss, otherwise determined, from such exchange.

We urge you to read carefully the section entitled "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular and to consult your own tax advisor as to the particular tax consequences to you of the Offer.

United States

As of the date hereof, Sherwood expects that the transaction should constitute a taxable disposition of Western Keltic Shares by US Holders. Subject to the application of the PFIC rules, a Shareholder who is a citizen of or resident of the United States for tax purposes, who holds Western Keltic Shares as capital property and who disposes of its Western Keltic Shares to us under the Offer, will generally recognize a gain or loss in an amount equal to the difference, if any, between (i) the fair market value of any Sherwood Shares or the US dollar value of the Canadian currency received by the Western Keltic Shareholder pursuant to the Offer, and (ii) the adjusted tax basis of the Western Keltic Shareholder in the Western Keltic Shares disposed of to the Offeror.

The foregoing is a brief summary of United States federal income tax consequences only and is qualified by the more detailed general description of United States federal income tax considerations in Section 22 of the Circular, "United States Federal Income Tax Considerations". are urged to consult their own tax advisors to

determine the particular tax consequences to them of a sale of Western Keltic Shares pursuant to the Offer or a Compulsory Acquisition or a disposition of Western Keltic Shares pursuant to any Subsequent Acquisition Transaction.

18. Business Combination Risks

An investment in Sherwood Shares is subject to certain risks. Shareholders should carefully review the risk factors set out in the Offer and Circular before depositing Western Keltic Shares pursuant to the Offer. See Section 7 of the Circular, "Additional Risk Factors Relating to Sherwood" and the other information contained in, or incorporated by reference into, the Offer and Circular. Shareholders should also refer to additional risks and uncertainties, including those with respect to the proposed combination of Sherwood and Western Keltic upon successful completion of the Offer (including a Compulsory Acquisition or a Subsequent Acquisition Transaction), which may also adversely affect Sherwood's business. See Section 6 of the Circular, "Business Combination Risks".

19. Dissent Rights

Shareholders will not have dissent or appraisal rights in connection with the Offer. However, Shareholders who do not tender their Western Keltic Shares to the Offer may have rights of dissent or similar rights in the event Sherwood elects to acquire such Western Keltic Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 8 of the Circular, "Dissent Rights" and Section 10 of the Circular, "Acquisition of Western Keltic Shares Not Deposited".

20. Material Differences in Rights of Shareholders

The governing documents and laws of the respective jurisdictions of existence of Western Keltic and Sherwood are different, and therefore holders of Western Keltic Shares will have different rights once they become Sherwood shareholders. See Section 9 of the Circular, "Material Differences in Rights of Shareholders".

21. Depositary

Sherwood has engaged Computershare Investor Services Inc. to act as Depositary for the receipt of Western Keltic Shares and related Letters of Transmittal deposited under the Offer and for the payment for Western Keltic Shares purchased by Sherwood pursuant to the Offer. The Depositary will also receive Notices of Guaranteed Delivery at its office in Toronto, Ontario, as specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all Western Keltic Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Western Keltic Shares from CDS and DTC. The Depositary will receive reasonable and customary compensation from Sherwood for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Sherwood has also agreed to indemnify the Depositary for certain liabilities, including liabilities under applicable securities laws, and expenses in connection with the Offer.

22. Information Agent

Sherwood has retained Kingsdale Shareholder Services Inc. to act as Information Agent in connection with the Offer to provide a resource for information for Shareholders. The Information Agent will receive reasonable and customary compensation from Sherwood for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Western Keltic Shares directly with the Depositary. Shareholders should contact the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing their Western Keltic Shares with the Depositary.

OFFER

December 24, 2007

TO: THE HOLDERS OF COMMON SHARES OF WESTERN KELTIC

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information and should be read carefully before making a decision with respect to the Offer. This Offer and the Circular constitute the take-over bid circular required under applicable Canadian securities laws. Capitalized terms used in the Offer but not otherwise defined herein are defined in the section entitled "Glossary".

1. The Offer

Subject to the following terms and conditions and those set forth in Section 2 of this Offer, "Conditions of the Offer" and in the Letter of Transmittal and the Notice of Guaranteed Delivery, the Offeror hereby offers to purchase all of the issued and outstanding Western Keltic Shares, other than any Western Keltic Shares already owned, directly or indirectly, by the Offeror and its affiliates on any Take-Up Date, and including any Western Keltic Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Western Keltic outstanding on the date hereof that are convertible into or exchangeable or exercisable for Western Keltic Shares, on the basis of 0.08 of a Sherwood Share in respect of each Western Keltic Share, subject to adjustment as provided herein.

Sherwood announced that it had agreed to make the Offer before the commencement of trading on November 26, 2007. On November 23, 2007, the last trading day prior to the announcement, the closing price of the Sherwood Shares on the TSXV was C$5.85. On the same date, the closing price of the Western Keltic Shares on the TSXV was C$0.305. The Offer price of 0.08 Sherwood Shares per Western Keltic Share represents a premium of approximately 53% based on the closing prices of the Western Keltic Shares and the Sherwood Shares on the TSXV on November 23, 2007.

No Sherwood Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Sherwood is satisfied that the investment decision is being made in Idaho, Iowa, Kansas, Maine, Michigan, Minnesota, Missouri, Nevada, New Mexico, New York, Ohio, Oklahoma, Pennsylvania, South Carolina, South Dakota or Vermont, and that all required regulatory approvals have been received. Ineligible Shareholders who would otherwise receive Sherwood Shares in exchange for their Western Keltic Shares may, at the sole discretion of Sherwood, have such Sherwood Shares issued on their behalf to a selling agent, which shall, as agent for such Shareholders (and without liability except for gross negligence or willful misconduct), sell such Sherwood Shares on their behalf over the facilities of the TSXV and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Shareholders. Sherwood will have no liability for any such proceeds received or the remittance thereof to such Shareholders.

Western Keltic Options and Western Keltic Warrants

The Offer is made only for Western Keltic Shares and is not made for any options, warrants or other rights to acquire Western Keltic Shares. Any holder of such options, warrants or other rights to acquire Western Keltic Shares who wishes to accept the Offer must, to the extent permitted by their terms and applicable law, fully exercise, convert or exchange the options, warrants or other rights in order to obtain certificates representing Western Keltic Shares that may be deposited in accordance with the terms of the Offer. Any such exercise must be made sufficiently in advance of the Expiry Date to ensure such holders that they will have certificates representing Western Keltic Shares available for deposit prior to the Expiry Date or in sufficient time to fully comply with the procedures referred to in Section 5 of this Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

If any holder of Western Keltic Options does not exercise such Western Keltic Options prior to the Expiry Time, such Western Keltic Options will, subject to obtaining all necessary regulatory approvals, remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term of expiry, vesting schedule (if any) and exercise prices, except that, to the extent permitted under the terms of the Western Keltic Options, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, the holder of a Western Keltic Option will, on exercise thereof, acquire that number of Sherwood Shares that such holder would have been entitled to receive as a result of the Offer if such holder had exercised such Western Keltic Option to become the registered holder of Western Keltic Shares prior to the Compulsory Acquisition or Subsequent Acquisition Transaction.

If any holder of Western Keltic Warrants does not exercise such Western Keltic Warrants prior to the Expiry Time, such Western Keltic Warrants will, subject to obtaining all necessary regulatory approvals, remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term of expiry, vesting schedule (if any) and exercise prices, except that, to the extent permitted under the terms of the Western Keltic Warrants, after completion of a Subsequent Acquisition Transaction, a holder of a Western Keltic Warrant will, on exercise thereof, acquire that number of Sherwood Shares that such holder would have been entitled to receive as a result of the Offer if such holder had exercised such Western Keltic Warrant to become the registered holder of Western Keltic Shares prior to the Subsequent Acquisition Transaction.

See Section 5 of the Circular, "Purpose of the Offer and Sherwood's Plans for Western Keltic — Treatment of Western Keltic Options and Western Keltic Warrants" and Section 10 of the Circular, "Acquisition of Western Keltic Shares Not Deposited".

Fractional Shares

Fractional Sherwood Shares will not be issued in connection with the Offer. Where, on any Take-Up Date, a Shareholder is to receive Sherwood Shares as consideration under the Offer and the aggregate number of Sherwood Shares to be issued to such Shareholder would result in a fraction of a Sherwood Share being issuable, the number of Sherwood Shares to be received by such Shareholder will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

2. Conditions of the Offer

The Offeror reserves the right to withdraw the Offer and not take up, purchase or pay for, and will have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Western Keltic Shares deposited under the Offer unless all of the following conditions are satisfied or, where permitted, waived by the Offeror at or prior to the Expiry Time:

(a) Not less than 66⅔% of the outstanding Western Keltic Shares shall have been validly deposited under the Offer and not withdrawn (the "**Minimum Tender Condition**").

(b) All Regulatory Approvals shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated.

(c) There shall have been no Material Adverse Effect relating to Western Keltic.

(d) (A) No act, action, suit or proceeding shall have been taken or commenced by any Governmental Entity or by any elected or appointed public official in Canada or elsewhere, whether or not having the force of law and (B) no Law, policy, decision or directive (whether or not having the force of law) shall have been enacted, promulgated, amended or applied, in the case of (A) or (B) above:

  (i) to cease trade, enjoin, prohibit or impose material limitations or conditions on or make materially more costly the purchase by or the sale to Sherwood of Western Keltic Shares under the Offer or the rights of Sherwood to own or exercise full rights of ownership of Western Keltic Shares or to complete a Compulsory Acquisition or Subsequent Acquisition Transaction or which would reasonably be expected to have such an effect; or

(ii) which has resulted in, or if the Offer or a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated, would reasonably be expected to have, a Material Adverse Effect on Western Keltic.

(e) There shall not exist any prohibition at Law against Sherwood making or maintaining the Offer or taking up and paying for Western Keltic Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction.

(f) (i) All representations and warranties of Western Keltic in the Support Agreement qualified as to materiality shall be true and correct and those not so qualified, if not true and correct, shall not have a Material Adverse Effect on Western Keltic, in each case, as of the date of the Support Agreement and as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date which shall remain true and correct in all material respects or in all respects, as appropriate, as of that date); (ii) any failure by Western Keltic and its subsidiaries to perform covenants to be performed by it or them under the Support Agreement shall not have had a Material Adverse Effect on Western Keltic; and (iii) the Support Agreement shall not have been terminated and shall remain in full force and effect.

The foregoing conditions are for the exclusive benefit of the Offeror. Each of the foregoing conditions is independent of and in addition to each other.

The Offeror may, in its sole discretion, modify or waive any of the foregoing conditions, in whole or in part, at any time and from time to time on or before the Expiry Time, without prejudice to any other rights which the Offeror may have, provided that Sherwood may not, without prior written consent of Western Keltic, impose conditions of the Offer other than or in addition to the foregoing conditions, or, otherwise vary the Offer (or any terms or conditions thereof) in a manner that is adverse to the Shareholders (provided that, for certainty, Sherwood may in its sole discretion, increase the total consideration per Common Share, reduce the Minimum Tender Condition to a number representing not less than 50.1% of the outstanding Common Shares on a fully diluted basis, waive the Minimum Tender Condition provided that a number representing not less than 50.1% of the outstanding Common Shares on a fully diluted basis have been deposited under the Offer, add additional consideration, and/or accelerate the Expiry Time). The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right will be deemed to be an ongoing right which may be asserted at any time and from time to time. The Offeror reserves the right to withdraw the Offer on or prior to the Expiry Time if any condition to the Offer remains unsatisfied or has not been waived.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its office in Toronto, Ontario. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal, will cause the Depositary, if required by Law, as soon as practicable thereafter to notify Shareholders in the manner set forth below in Section 11 of this Offer, "Notice and Delivery" and will provide a copy of such notice to the TSXV. Any notice of waiver will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario. In the event of any waiver, all Western Keltic Shares deposited previously and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer. If the Offer is withdrawn, the Offeror will not be obligated to take-up or pay for any Western Keltic Shares deposited under the Offer and the Depositary will promptly return all Western Keltic Shares to the parties by whom they were deposited in acceptance of the Offer. See Section 9 of this Offer, "Return of Western Keltic Shares".

3. Take-Up and Payment for Deposited Western Keltic Shares

The take-up and payment for Western Keltic Shares tendered or deposited pursuant to the Offer is subject to the irrevocable and unqualified provision that no Western Keltic Shares will be taken up and paid for pursuant to the Offer (a) prior to the Expiry Time; and (b) unless at such time all conditions of the Offer shall have been fulfilled or waived as described above. Subject to the foregoing, if all of the conditions referred to above in Section 2 of this

Offer, "Conditions of the Offer" have been fulfilled or, where permitted, waived at or prior to the Expiry Time, the Offeror will become obligated to take up the Western Keltic Shares validly deposited under the Offer and not validly withdrawn, promptly following the Expiry Time, but in any event not later than ten days after the Expiry Date. The Offeror will pay for the Western Keltic Shares so taken up promptly, but in any event not later than the earlier of (a) the tenth day after the Expiry Time; and (b) three business days after taking up such Western Keltic Shares. Any Western Keltic Shares deposited under the Offer after the first date on which Western Keltic Shares have been taken up by the Offeror but before the Expiry Date will be taken up and paid for promptly, and in any event within ten days of that deposit.

Subject to applicable Law, the Offeror expressly reserves the right, in its sole discretion, to delay taking up and paying for any Western Keltic Shares or to terminate the Offer and not take up and pay for any Western Keltic Shares if any condition specified in Section 2 of this Offer, "Conditions of the Offer" is not satisfied or, where permitted, waived by the Offeror by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its office in Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Western Keltic Shares in order to comply, in whole or in part, with any applicable approvals or consents of any Governmental Entity. The Offeror will not, however, take-up and pay for any Western Keltic Shares deposited under the Offer unless it simultaneously takes up and pays for all Western Keltic Shares then validly deposited under the Offer and not validly withdrawn.

The Offeror will be deemed to have taken up and accepted for payment Western Keltic Shares validly deposited and not validly withdrawn under the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary at its office in Toronto, Ontario to that effect.

Subject to applicable law, the Offeror expressly reserves the right, in its discretion, to delay taking up and paying for any Western Keltic Shares or to terminate the Offer and not take up or pay for any Western Keltic Shares pursuant to the Offer if any condition specified in Section 2 of the Offer, "Conditions of the Offer" is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its office in Toronto, Ontario.

The Offeror will pay for Western Keltic Shares validly deposited under the Offer and not withdrawn by providing the Depositary with the Offered Consideration in the form of sufficient certificates for Sherwood Shares for transmittal to Persons who have deposited Western Keltic Shares under the Offer. Under no circumstances will interest accrue or be paid on the Offered Consideration by the Offeror or the Depositary to such Persons, regardless of any delay in making such payment.

The Depositary will act as the agent of the Persons who have deposited Western Keltic Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such Persons. Receipt of the share certificates representing the Offered Consideration by the Depositary will be deemed to constitute receipt of payment by Persons depositing Western Keltic Shares.

Settlement with each Shareholder who has deposited and not validly withdrawn Western Keltic Shares under the Offer will be made by the Depositary forwarding a certificate for the Sherwood Shares to which such Shareholder is entitled under the Offer. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates will be issued in the name of the registered Shareholder of the Western Keltic Shares so deposited. Unless the Person depositing the Western Keltic Shares instructs the Depositary to hold the certificate representing the Sherwood Shares for pick-up by checking the appropriate box in the Letter of Transmittal, the certificate, will be forwarded by first class insured mail to such Person at the address specified in the Letter of Transmittal. If no such address is specified, the certificate will be sent to the address of the Shareholder as shown on the securities register maintained by or on behalf of Western Keltic. Certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Western Keltic Shares directly with the Depositary or if they make use of the services of a member of a Soliciting Dealer Group, if any, to accept the Offer.

4. Time for Acceptance

The Offer is open for acceptance, unless extended or withdrawn at the sole discretion of the Offeror, until 5:00 p.m. (Toronto time), on January 29, 2008 (see Section 6 of this Offer, "Extensions, Variations and Changes to the Offer"). Subject to applicable laws, at the Expiry Time, the Offeror will make a public announcement whether the conditions of the Offer have been satisfied or waived. No Western Keltic Shares will be taken up and paid for pursuant to the Offer prior to the Expiry Time.

5. Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by Shareholders by depositing the following documents with the Depositary at any of the offices specified in the Letter of Transmittal not later than the Expiry Time:

(a) the certificate or certificates representing the Western Keltic Shares in respect of which the Offer is being accepted;

(b) a properly completed and duly signed copy of the Letter of Transmittal (or a manually signed facsimile copy), with the signature or signatures guaranteed in accordance with the instructions set out in the Letter of Transmittal; and

(c) any other relevant document required by the instructions set forth on the Letter of Transmittal.

Participants in CDS or DTC should contact the Depositary with respect to the deposit of their Western Keltic Shares under the Offer. CDS and DTC will be issuing instructions to their participants as to the method of depositing such Western Keltic Shares under the Offer. No fee or commission will be payable by Shareholders who deposit their Western Keltic Shares pursuant to the Offer directly to the Depositary or who make use of the facilities of a member of a Soliciting Dealer Group, if any, to accept the Offer.

The Offer will be deemed to be accepted only if the Depositary actually has received these documents at or before the Expiry Time at one of the addresses for the Depositary indicated on the Letter of Transmittal.

Shareholders who cannot comply on a timely basis with these procedures for deposit of the requisite certificates for Western Keltic Shares may deposit certificates representing Western Keltic Shares pursuant to the procedure for guaranteed delivery described below before the Expiry Time.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal if:

(a) the Letter of Transmittal is signed by the registered owner of the Western Keltic Shares exactly as the name of the registered holder appears on the Western Keltic Share certificate deposited therewith, and the certificates for Sherwood Shares issuable under the Offer, are to be delivered directly to such registered holder; or

(b) Western Keltic Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Western Keltic Shares is registered in the name of a person other than the signatory of a Letter of Transmittal or if the certificates for the Sherwood Shares issuable are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

Method of Delivery

The method of delivery of Western Keltic Shares and all other required documents is at the option and risk of the depositing Shareholder. If certificates for Western Keltic Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be effective upon actual receipt of certificates for such Western Keltic Shares by the Depositary.

A Shareholder who wishes to deposit Western Keltic Shares under the Offer and whose certificate is registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Western Keltic Shares under the Offer.

Procedure for Guaranteed Delivery

If a Shareholder wishes to accept the Offer and either (i) the certificate(s) representing such Shareholder's Western Keltic Shares is (are) not immediately available or (ii) such Shareholder cannot deliver the certificate(s) and Letter of Transmittal to the Depositary at or before the Expiry Time, those Western Keltic Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

(a) such deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile), including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario at or before the Expiry Time; and

(c) the certificate or certificates representing the deposited Western Keltic Shares, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) and all other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Date.

The Notice of Guaranteed Delivery may be delivered by hand, transmitted by electronic facsimile or mailed to the Depositary only at its principal office in Toronto, Ontario and must include a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Acceptance by Book-Entry Transfer

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS or DTC, provided that a Book-Entry Confirmation is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. The Depositary has established an account at both CDS and DTC for the purpose of the Offer. Any financial institution that is a participant in CDS or DTC may cause CDS or DTC, as the case may be, to make a book-entry transfer of a Shareholder's Western Keltic Shares into the Depositary's account in accordance with CDS or DTC, as the case may be, procedures for such transfer. Delivery of Western Keltic Shares to the Depositary by means of a book-based transfer will constitute a valid tender under the Offer.

Shareholders, through their respective CDS or DTC participants, who accept the Offer through a book-based transfer of their holdings into the Depositary's account with CDS or DTC shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Determination of Validity

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Western Keltic Shares will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Western Keltic Shares determined by it not to be in proper form, or the issue of Sherwood Shares in respect of which may, in the opinion of the Offeror's counsel, be unlawful. The Offeror also reserves the absolute right to waive (i) any of the conditions of the Offer (subject to certain limitations), or (ii) any defect or irregularity in any deposit of Western Keltic Shares. No deposit of Western Keltic Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Offeror, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

Under no circumstances will any amount be paid by the Offeror or the Depositary by reason of any delay in exchanging any Western Keltic Shares or in making payments for Western Keltic Shares or in lieu of fractional Sherwood Shares to any person on account of Western Keltic Shares accepted for exchange or payment pursuant to the Offer.

Dividends and Distributions

Except as provided below, subject to the terms and conditions of the Offer, including in particular Section 7 of this Offer, "Changes in Capitalization of Western Keltic; Liens", and subject, in particular, to Western Keltic Shares being validly withdrawn by or on behalf of a depositing Shareholder, by accepting the Offer pursuant to the procedures set forth above, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Western Keltic Shares covered by the Letter of Transmittal delivered to the Depositary (the "**Deposited Shares**") and in and to all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "**Distributions**").

Power of Attorney

An executed Letter of Transmittal (or, in the case of Western Keltic Shares deposited by book-entry transfer by the making of a book-entry transfer) irrevocably constitutes and appoints, effective on and after the date that the Offeror takes up the Deposited Shares covered by the Letter of Transmittal or book-entry transfer (which Western Keltic Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the "**Purchased Securities**"), certain officers of the Offeror and any other person designated by the Offeror in writing (each an "**Appointee**") as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the depositing Shareholder with respect to the Purchased Securities. The Letter of Transmittal or the making of a book-entry transfer authorizes an Appointee, in the name and on behalf of such Shareholder (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Western Keltic; (b) for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent given prior to or after the Effective Date, and to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof, including without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Western Keltic; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder; and (d) to exercise any other rights of a holder of Purchased Securities.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Western Keltic and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. **Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney-in-fact or attorney) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.**

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Formation of Agreement

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the Offeror taking up Western Keltic Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. The agreement includes a representation and warranty by the depositing Shareholder that (i) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Shares and has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any Distributions being deposited to the Offer, (ii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person, (iii) the deposit of the Deposited Shares and Distributions complies with applicable Laws, and (iv) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

6. Extensions, Variations and Changes to the Offer

The Offer will be open for acceptance at the places of deposit specified in the Letter of Transmittal until the Expiry Time, unless the Offer is extended or withdrawn by the Offeror.

Subject to the limitations hereinafter described, the Offeror may, at any time and from time to time while the Offer is open for acceptance, vary the terms of the Offer (other than those stated to be irrevocable and unqualified) or extend the Expiry Time by giving notice in writing to the Depositary at its office in Toronto, Ontario. Also, if at any time before the Expiry Time, or at any time after the Expiry Time, but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in this Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Sherwood Shares), the Offeror will give written notice of such change to the Depositary at its office in Toronto, Ontario. Upon the giving of such notice to the Depositary, the Expiry Time or withdrawal rights, as applicable, will be deemed to be extended to the date specified in such notice or as required by applicable Law, or in the case of a variation, the Offer will be deemed to be varied in the manner described in such notice, as the case may be. The Offeror will, as soon as practicable after giving any such notice to the Depositary, publicly announce the extension, variation or change and, if required by applicable Law, cause the Depositary to mail a copy of any such notice to Shareholders as required by applicable securities legislation at their respective addresses appearing in the share register of Western Keltic. In addition, the Offeror will provide a copy of such notice to the TSXV and the applicable regulatory authorities. Any notice of extension, variation or change will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario. During any extension of the Offer, all Western Keltic Shares previously deposited and not withdrawn will remain subject to the Offer and to the right of Shareholders to withdraw such shares and, subject to applicable Laws, may be accepted for purchase by the Offeror in accordance with the terms of the Offer.

An extension of the Expiry Time will not, in and of itself, constitute a waiver by the Offeror of any of its rights under Section 2 of this Offer, "Conditions of the Offer".

Under applicable Canadian provincial securities Laws, if there is a variation in the terms of the Offer (including if the Offeror waives any condition of the Offer), the period during which Western Keltic Shares may be deposited under the Offer will not expire before ten days after the notice of variation has been delivered. Accordingly, if prior to the Expiry Time the Offeror reduces the percentage of Western Keltic Shares being sought, increases or decreases the consideration offered pursuant to the Offer or increases or decreases a dealer's soliciting fee, and if the Offer is scheduled to expire at any time earlier than the tenth day from the date that notice of such increase or decrease is first published, sent or given to Shareholders, the Offer will be extended at least until the expiration of such tenth day. The requirement to extend the Offer will not apply to the extent that the number of days remaining between the occurrence of the change and the then-scheduled Expiry Time equals or exceeds the minimum extension period that would be required because of such amendment.

If, before the Expiry Time, the Offeror in its sole discretion elects to increase the Offered Consideration, such increase will be applicable to all holders whose Western Keltic Shares are taken up under the Offer, whether or not such Western Keltic Shares were taken up before the increase.

7. Changes in Capitalization of Western Keltic; Liens

If, on or after the date of the Offer, Western Keltic should divide, combine, reclassify, consolidate, convert or otherwise change any of the Western Keltic Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 2 of this Offer, "Conditions of the Offer", make such adjustments as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the Offered Consideration or other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor). See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

Western Keltic Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Western Keltic Shares, whether or not separated from the Western

Keltic Shares, but subject to any Western Keltic Shares being validly withdrawn by or on behalf of a depositing Shareholder.

If, on or after the date of the Offer, Western Keltic should declare or pay any dividend or declare, make or pay any other distribution or payment on the Western Keltic Shares or declare, allot, reserve or issue any securities, rights or other interests with respect to any Western Keltic Shares, which is or are payable or distributable to Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the securities register maintained by or on behalf of Western Keltic in respect of the Western Keltic Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution, payment, right or other interest relating to the Western Keltic Shares deposited to the Offer and not validly withdrawn will be received and held by the depositing Shareholder for the account of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to any such dividend, distribution, payment, right or other interest and may withhold the entire amount of share consideration payable by the Offeror pursuant to the Offer or deduct from the number of Sherwood Shares payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed in Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 22 of the Circular, "Certain United States Federal Income Tax Considerations".

8. Right to Withdraw Deposited Western Keltic Shares

Except as otherwise provided in this Section 8, all deposits of Western Keltic Shares to the Offer will be irrevocable. Unless otherwise required or permitted by applicable Laws, any Western Keltic Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a) at any time when the Western Keltic Shares have not been taken up by the Offeror pursuant to the Offer;

(b) if the Western Keltic Shares have not been paid for by the Offeror within three business days after having been taken-up; or

(c) at any time before the expiration of ten days from the date upon which either:

(i) a notice of change relating to a change in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror unless it is a change in a material fact relating to the Sherwood Shares), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Western Keltic Shares where the Expiry Time is not extended for more than 10 days),

is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Shares have not been taken up by the Offeror at the date of the notice.

For a withdrawal of the Western Keltic Shares deposited to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Western Keltic Shares. Any such notice of withdrawal must, (i) be made by a method, including a manually signed facsimile transmission, that provides the Depositary, as applicable, with a written or printed copy; (ii) be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the Western Keltic Shares to be withdrawn, and (iii) specify the number of Western Keltic Shares to be withdrawn, the name of the registered holder and the certificate number shown on the share certificate(s) representing each Western

Keltic Share to be withdrawn. No signature guarantee is required on a notice of withdrawal if the notice of withdrawal is signed by the registered holder of the Western Keltic Shares exactly as the name of the registered holder appears on the certificate representing Western Keltic Shares deposited with the Letter of Transmittal or if the Western Keltic Shares were deposited for the account of an Eligible Institution. In all other cases, the signature on a notice of withdrawal must be guaranteed by an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal. **A withdrawal of Western Keltic Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written or facsimile notice of withdrawal.**

Alternatively, if Western Keltic Shares have been deposited pursuant to the procedures for book-entry transfer, as set forth in Section 5 of this Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer", any notice of withdrawal must specify the name and number of the account at CDS or DTC, as the case may be, to be credited with the withdrawn Western Keltic Shares and otherwise comply with the procedures of CDS or DTC, as the case may be.

All questions as to form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by the Offeror in its sole discretion and such determination will be final and binding. There will be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal, and no liability will be incurred by any of them for failure to give such notice.

Withdrawals may not be rescinded and any Western Keltic Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn Western Keltic Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 5 of this Offer, "Manner of Acceptance".

If the Offeror extends the period of time during which the Offer is open, is delayed in taking-up or paying for or exchanging the Western Keltic Shares or is unable to take-up or pay for or exchange Western Keltic Shares for any reason, then, without prejudice to the Offeror's other rights under the Offer, the Depositary may, subject to applicable Laws, retain on behalf of the Offeror all Deposited Shares and Distributions, and such Western Keltic Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section or pursuant to applicable Laws.

9. Return of Western Keltic Shares

If any deposited Western Keltic Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Western Keltic Shares than are deposited, certificates for unpurchased Western Keltic Shares will be returned to the depositing Shareholder as soon as is practicable following the termination or withdrawal of the Offer by either (i) sending new certificates representing Western Keltic Shares not purchased or by returning the deposited certificates (and other relevant documents) or (ii) in the case of Western Keltic Shares deposited by book-entry transfer of such Western Keltic Shares pursuant to the procedures set forth in Section 5 of this Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer", such Western Keltic Shares will be credited to the depositing Shareholder's account maintained with CDS or DTC, as the case may be. Certificates (and other relevant documents) will be forwarded by first-class mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Western Keltic or its transfer agent, as soon as practicable after the termination of the Offer.

10. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, share certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. A person entitled to share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the

Western Keltic Shares were delivered, upon application to the Depositary, until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding Section 11 of this Offer, "Notice and Delivery", the deposit of share certificates and any other relevant documents with the Depositary in such circumstance will constitute delivery to the persons entitled thereto and the Western Keltic Shares will be deemed to have been paid for immediately upon such deposit. Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with Section 11 of this Offer, "Notice and Delivery".

11. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to Shareholders if it is mailed by prepaid, first class mail to the registered holders of such securities at their respective addresses appearing in the appropriate registers maintained by Western Keltic and will be deemed, unless otherwise specified by applicable Laws, to have been received on the first business day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service in Canada or the United States following mailing. In the event of any interruption of mail service in Canada or the United States, the Offeror intends to make reasonable efforts to disseminate the notice by other means such as publication. In the event that post offices are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if (i) it is given to the TSXV for dissemination through its facilities, (ii) if it is published once in the National Edition of *The Globe and Mail* or *The National Post*, for dissemination through its facilities.

Unless post offices are not open for the deposit of mail, the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed to registered Shareholders. In addition, the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the security holder list, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmission to beneficial owners of Western Keltic Shares when such list or listing is received. Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been received at one of the offices of the Depositary specified in the Letter of Transmittal.

Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal or at the address of the Depositary in Toronto, Ontario listed in the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12. Market Purchases

Neither the Offeror nor its affiliates will bid for or make purchases of Western Keltic Shares during the Offer other than Western Keltic Shares deposited to the Offer.

Although the Offeror has no current intention to do so, subject to compliance with applicable securities Laws, the Offeror reserves the right to make or enter into an arrangement, commitment or understanding prior to the Expiry Time to sell after the Expiry Time any Western Keltic Shares taken-up and paid for under the Offer.

13. Other Terms of the Offer

No broker, dealer or other Person has been authorized to give any information or to make any representation or warranty on behalf of the Offeror other than as contained in the Offer and Circular and, if any such

information, representation or warranty is given or made, it must not be relied upon as having been authorized.

The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

The Offeror reserves the right to transfer or assign to one or more of its affiliates the right to purchase all or any portion of the Western Keltic Shares deposited pursuant to the Offer. Any such transfer will not relieve the Offeror of its obligations under the Offer and will not prejudice the rights of Shareholders depositing Western Keltic Shares to receive payment for Western Keltic Shares validly deposited and taken up pursuant to the Offer.

The Offer and all contracts resulting from the acceptance thereof will be governed by and construed in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein. Each party to a contract resulting from an acceptance of the Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the Laws of such jurisdiction.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Western Keltic Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Offer, together with the documents forming part of the Offer, constitute the take-over bid circular required under applicable Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer. The Offeror, in its sole discretion, shall be entitled to make a final and binding determination on all questions relating to the Offer, the Circular, the Letters of Transmittal, the Notices of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of the withdrawal of any Western Keltic Shares.

Dated: December 24, 2007

SHERWOOD COPPER CORPORATION

(Signed) STEPHEN P. QUIN
President and Chief Executive Officer

CIRCULAR

This Circular, dated as of December 24, 2007, is supplied by Sherwood Copper Corporation ("Sherwood" or the "Offeror") with respect to the accompanying Offer. The terms and provisions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular and Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Annex A (Certain Information Regarding the Directors and Executive Officers of Sherwood) also form part of this Circular. Capitalized words and terms used in this Circular but not defined herein will have the meanings given to them above under the heading "Glossary" immediately preceding the "Summary of the Offer" section of this Offer and Circular.

1. Sherwood

Overview

Sherwood is a mining company engaged in the acquisition, exploration and development of strategic mineral properties in Canada. Its principal activity is the development of the Minto Project located in the Yukon Territory, Canada.

Sherwood is a reporting issuer in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. The Sherwood Shares are listed on the TSXV and trade under the symbol "SWC".

The Minto Project is a high-grade copper-gold mine located in the Yukon Territory of Canada. In the mid-1990's, a feasibility study was completed by the prior owners, permits obtained and construction of an open pit mine commenced. Construction was suspended after expenditures of approximately $10 million due to depressed copper prices. During that period, the mill foundations were poured, the ball and SAG mills purchased and moved to site, the mine accommodations constructed and the site was connected to a permitted Yukon River crossing by a 29 kilometre production standard access road.

On June 6, 2005, Sherwood acquired a 100 percent working interest in the Minto Project, subject to a 0.5 percent NSR in favour of the Selkirk First Nation.

Based on strong copper prices and anticipated robust returns from the Minto feasibility study, the Sherwood elected to commence pre-stripping of waste material overlying the Minto deposit in April 2006 and mobilized construction equipment to site and began construction of the civil infrastructure, process plant and related infrastructure in June 2006. An independent feasibility study was issued for the development of the Minto Mine in July and updated in August 2006, which study indicated robust project economics at US$2.00 per pound copper, well below current prices. JDS Energy & Mining were hired as construction managers, Hatch Ltd. for engineering and procurement assistance, Clark Builders as General Contractor and Pelly Construction as mining contractor. Waste pre-stripping was completed at the end of March 2007, the first copper-gold concentrates were produced on May 28, 2007 and process plant development was essentially completed in June 2007 with commissioning and startup continuing until September 30, 2007. Commercial production was achieved as of October 1, 2007.

At September 30, 2007, Sherwood had recorded a total of $150.2 million on the development and construction of the Minto Project since the start of the project in April 2006, including Phase 1, Phase 2, capitalized pre-production costs, capitalized interest, capitalized future income tax liabilities and capitalized stock based compensation, as detailed below:

Minto Project Development & Construction Expenditures	($ millions)
Pre-Phase 1 development costs	1.5
Phase 1 development costs	100.2

Minto Project Development & Construction Expenditures	($ millions)
Phase 2 development costs	9.7
Capitalized preproduction costs	21.9
Other fixed asset additions	1.6
Capitalized interest, financing and amortization costs	3.6
Capitalized future income tax liabilities (non cash)	1.1
Capitalized stock based compensation (non cash)	10.6
Total development & construction costs	**150.2**

The Minto Mine Phase 1 development costs that were within the scope of the feasibility study were completed in June of 2007, ahead of schedule but exceeded the feasibility study budget of $98.0 million by 2 percent as a result of a number of factors including increased cost for the water retention dam as a result of geotechnical issues during construction, higher costs for the flotation circuit and mill building and cost escalation since the feasibility study was completed such as higher freight and labour costs. These cost increases were offset by reductions in such items as waste stripping, changes to the tailings filtration design, and lower civil construction costs. Capitalized preproduction comprises expenditures on waste stripping incurred between April and June 2007, when Sherwood elected to continue waste stripping beyond the quantities proposed in the feasibility study in order to get ahead in its mining plans, and production costs during the period June to September 2007 while the mine was going through the commissioning and startup phase. Revenues received on the production in the preproduction period will be credited against capitalized preproduction costs when it meets Sherwood's revenue recognition policy, expected in the fourth quarter of 2007.

During the first quarter of 2007, Sherwood commenced a 16,000 meter $4.0 million exploration program at the Minto Mine. The program is comprised of two phases:

1. Phase 1 targeted the large "Gap" target situated between the Minto open pit and Area 2, where there is potential to link the two mineralized areas by extending the multiple stacked mineralized zones at Area 2 north, towards the open pit, and potentially under it as well. Drilling for Phase 1 was completed at the end of April 2007, with the results detailed in a May 24, 2007 press release.

2. Phase 2 commenced in June 2007 and focuses on expanding the high-grade Area 2 mineralization, as well as evaluating several high priority targets located south and west of the Minto-Area 2 deposits. The first results were reported in a press release dated July 17, 2007.

By the end of October 2007, 102 holes had been completed for a total 23,618m of drilling, significantly in excess of the planned meterage as a result of encouraging results received, including the delineation of several new copper-gold systems such as Ridgetop, Area 118 and Airstrip-Copper Keel.

On December 3, 2007 Sherwood updated the results of 23,618 metres of drilling in a 102-hole campaign that was more than 40% larger than originally budgeted, a direct result of the significant discoveries made during 2007. As of the date of this document, results for 68 holes have been released and those for a 34 additional holes are pending.

The objective of the 2007 exploration program was to more fully define the limits of the Area 2 deposit and provide technical information for the pre-feasibility study, but mostly to broadly test a wide swath of the Minto property to the south, west and between the Minto and Area 2 deposits. These are areas where various combinations of prior drilling, geophysics and Sherwood's geological interpretation suggested potential for the discovery of further high grade copper-gold mineralization.

In the 2007 program, ten holes were drilled for geotechnical and metallurgical purposes; five in the Minto pit and five at the Area 2 deposit, while 92 holes were drilled for exploration purposes. Significant new discoveries were made in the Area 118, Copper Keel and Airstrip areas and in the Gap between the Minto Mine and Area 2.

On December 7, Sherwood announced that, pursuant to its agreement with Yukon Energy Corporation ("**YEC**") that YEC has received all the permits and certificates needed to proceed with the surveying, clearing and construction of Phase 1 of the Carmacks to Stewart transmission line that will allow the Minto Mine to access grid power. The access and land use permits were issued by the Selkirk and Little Salmon Carmacks First Nation governments late last month, and the Yukon government's certificates and permits came earlier this week. As a result, the high grade Minto copper-gold mine should have access to grid power by the end of 2008, significantly reducing mine operating costs and providing potential for material benefits to Yukon stakeholder. Yukon Energy has reported that crews of Challenger Geomatics, Yukon Energy's survey contractor, have begun their work. They will spend the next few weeks marking the line route between Carmacks and Pelly Crossing. Brush clearing will begin later this week and will continue until late February or early March. Line construction is expected to start in March, and substation construction is planned for later in the spring. The transmission and spur lines should be in operation by late 2008.

As announced May 29, 2007, the Yukon Utilities Board approved the amended power purchase agreement ("PPA") between Sherwood's wholly owned subsidiary Minto Explorations Ltd. ("MintoEx") and Yukon Energy Corporation. Under the terms of the amended PPA, MintoEx has agreed to a fixed rate to the end of 2012 of 10c/kwh, which rate would escalate on an annual basis in accordance with an inflation measure, and a take-or-pay provision of $12 million over four years. Yukon Development Corporation has provided a guarantee to Yukon Energy Corporation of the financing risks related to the Minto capital contribution payments. Yukon Development Corporation will also be responsible for any risk that the amount of Sherwood's contribution for the main line may increase beyond $7.2 million agreed to in the PPA. As previously disclosed, YEC has advised MintoEx that the latest estimated cost to complete the spur line to the Minto Mine is now $8.8 million, versus $3.8 million previously reported. The cost increase is a result of cost escalations related to construction, material and equipment costs, as well as increasing the capacity of the spur line to accommodate a mill throughput rate of up to 4,200 mtpd. The impact of these cost increases should be somewhat mitigated by (a) increased power demand related to higher process plant throughput planned under the pre-feasibility study (see below), (b) the debt repayment structure, which has interest only payments for three years after completion of the grid connection, and principal and interest payments for four years thereafter on the main line, while the spur line has principal and interest payments commencing upon completion of the grid connection for a seven year period and (c) a potential two year extension to the spur line repayment terms.

On December 12, 2007, Sherwood announced the results of an independent Pre-feasibility Study technical report ("**PFS**") completed under the supervision of SRK Consulting (Canada) Ltd. ("**SRK**") that lays out the basis for production from the Area 2 deposit at a higher mill throughput than was defined in the 2006 detailed feasibility study completed by Hatch Ltd. ("**DFS**"), the results of which were announced on August 28, 2006. The PFS also incorporates a number of additional post-DFS optimizations, including:

- Implementation of coarser initial grinding in conjunction with a regrind of rougher cell concentrates;
- Increase in mill capacity to 3,500 tonnes per day;
- Rescheduling of open pit to maximize up-front grades;
- Utilization of grid electrical power;
- Review of waste rock and tailings deposition options;
- Optimization of the pit slopes for the Main pit based on new geotechnical data and analysis;
- Improved recoveries for partially oxidized material.

It is envisioned that, based on the results of this study, MintoEx will seek amendments to its current operating permits from the Yukon government in order to increase production and modify operating parameters to accommodate these and other proposed operational improvements.

Highlights of the PFS, as compared to the DFS include the following:

- Processing increased to 3,500 tpd from 2,400 tpd;
- Higher metal production commences in 2008 as a result of processing higher grades first;

- 43% increase in total copper and gold produced in concentrates;
- 39% increase in pre-tax net present value at a 7.5% discount rate, 75% after tax;
- 41% pre-tax IRR, 35% after tax based on $2/lb copper price plus completed forward sales;
- 52% pre-tax IRR, 46% after tax based on forward copper price plus completed forward sales.

The PFS represents an interim update on the Minto Project with resource estimates as of the end of 2006 and costs as of the end of 2007. However, continued exploration success in 2007, which could result in further reserve increases beyond those outlined in the PFS, and other optimization opportunities, suggest that additional value remains to be extracted from the Minto Project and Sherwood will continue to pursue the crystallization of these value opportunities.

The PFS costs were based on, in order of preference, actual contract costs, Minto 2007 and 2008 budget estimates and the 2006 DFS estimates. The principal differences between the 2006 DFS, 2007 PFS are set out in the table below, which illustrates both the Base Case and Forward Case.

Comparison of 2006 DFS and PFS (Base Case & Forward Case)

Item	Unit	August 2006 Feasibility Study (Main Deposit Only)	Pre-feasibility Study (Main & Area 2 Deposits) – Base Case	Pre-feasibility Study (Main & Area 2 Deposits) – Forward Case
Waste mined	Millions t	40.0	63.8	63.8
Ore mined	Millions t	5.9	9.5	9.5
Copper mill head grade	% Cu	2.20%	1.90%	1.90%
Gold mill head grade	g/t Au	0.80	0.70	0.70
Silver mill head grade	g/t Ag	9.13	7.5	7.5
Copper in cons	Millions lb	259	371	371
Gold in cons	000's oz	108	154	154
Silver in cons	000's oz	1,470	2,035	2,035
Concentrate Grade	% Cu	36%	41%	41%
Copper Price (including hedging)	US$/lb	$2.00	$ 2.16	$ 2.75
Gold price (including hedging)	US$/oz	$550.00	$ 592.12	$ 753.32
Silver price (including hedging)	US$/oz	$9.00	$ 10.18	$ 13.71
Exchange rate	US$/C$	$0.839	$ 0.885	$ 1.000
NSR	C$/t milled	$101.94	$ 88.84	$ 103
Unit Total OPEX (inc royalties)	C$/t milled	$45.45	$ 47.18	$ 47.12
Unit operating costs after by-product credits	US$/lb Cu	$0.73	$ 0.81	$ 0.87
Total Capital (initial and sustaining)	$M	$108	$ 151	$ 151
$NPV_{7.5\%}$ pre-tax	$M	$127	$ 177	$ 275
$NPV_{7.5\%}$ after tax	$M	$72	$ 126	$ 210
IRR pre-tax	%	37%	41 %	52 %
IRR after tax	%	27%	35 %	46 %

As noted above, the DFS used flat metal prices throughout the life of the study, whereas the PFS Base Case uses the same metal prices (US$2.00/lb Cu, US$550/oz Au and US$9.00/oz Ag) for unhedged production but actual forward contract pricing for the metal forward sold. The Forward Case uses a conservative forward case of the current forward copper prices (which decline over time due to backwardation) but the current spot prices for gold and silver (without the benefit of the contango in these commodities) for unhedged production, actual forward contract pricing for the metal forward sold, and a US$ at parity with the Canadian dollar.

Stephen P. Quin, P. Geo, President and CEO of Sherwood, a "qualified person" for the purposes of NI 43-101, supervised the preparation of the technical information relating to Sherwood contained in this Offer and Circular. Brad Mercer, P. Geo. is responsible for supervising the exploration activities at the Minto Project.

Authorized and Outstanding Share Capital

Sherwood is authorized to issue an unlimited number of Sherwood Shares and an unlimited number of preferred shares, issuable in series. As at November 30, 2007, there were 44.708,199 Sherwood Shares outstanding. In addition, as at November 30, 2007, Sherwood had a further 5,260,219 Sherwood Shares issuable upon outstanding options and warrants of Sherwood and an additional 6,902,637 Sherwood Shares issuable upon outstanding convertible debentures and therefore Sherwood had 56,871,055 Sherwood Shares outstanding on a fully diluted basis.

Sherwood Shares carry the right to one vote per share. The Sherwood Shares rank equally, including in respect of dividends and the right to receive the remaining property of Sherwood upon dissolution. The holders of Sherwood Shares are entitled to such dividends as may be declared by the board of directors in its discretion out of funds legally available therefore.

Pro Forma Share Capital on Completion of the Offer

Based on the number of Western Keltic Shares outstanding as of November 23, 2007 and assuming that all Western Keltic Shares are tendered to the Offer and taken up by Sherwood, Sherwood will issue approximately an additional 6,464,868 Sherwood Shares under the Offer and will have a total of approximately 57,175,067 Sherwood Shares outstanding.

Price Range and Trading Volumes of Sherwood Shares

The Sherwood Shares are listed and posted for trading on the TSXV under the trading symbol "SWC". The following tables set forth, for the periods indicated, the reported high and low sale prices and the aggregate volume of trading of the Sherwood Shares on the TSXV:

Sherwood Shares

Price Range and Trading Volumes

	TSXV		
	High (C$)	**Low (C$)**	**Volume (#)**
2005			
July – September	1.55	0.90	1,397,468
October – December	1.47	1.02	3,176,912
2006			
January – March	4.20	1.27	17,209,437
April – June	4.40	2.52	10,836,892
July – September	3.68	2.70	7,012,060
October – December	4.46	2.70	6,716,474
2007			
January	5.00	3.87	4,287,247
February	5.00	4.20	3,066,906
March	4.76	4.16	2,037,428
April	5.75	4.52	5,272,588
May	6.25	5.00	2,953,402
June	7.25	5.90	2,923,182
July	8.26	6.70	2,952,330
August	7.34	5.30	5,660,659
September	7.00	5.21	4,092,383
October	7.01	6.32	3,119,973
November	6.89	5.00	5,740,803
December 1 – 18	5.69	5.00	1,130,903

Note: Source for data in table is TSXV Market Data.

Sherwood announced that it had agreed to make the Offer before the commencement of trading on November 26, 2007. On November 23, 2007, the last trading day prior to the announcement, the closing price of the Sherwood Shares on the TSXV was C$5.85. On the same date, the closing price of the Western Keltic Shares on the TSXV was C$0.305. The Offer price of 0.08 Sherwood Shares per Western Keltic Share represents a premium of approximately 53% based on the closing prices of the Western Keltic Shares and the Sherwood Shares on the TSXV on November 23, 2007. The volume-weighted average trading price of the Sherwood Shares on the TSXV for the 20 trading days ending on November 23, 2007 was C$6.61.

On December 19, 2007, the closing price of the Sherwood Shares on the TSXV was C$5.10.

Sherwood Documents Incorporated by Reference and Further Information

The following documents of Sherwood, copies of which can be found at *www.sedar.com*, are specifically incorporated by reference into this Circular:

(a) the annual information form of Sherwood for the fiscal year ended December 31, 2006 dated as of April 30, 2007;

(b) the audited annual consolidated financial statements of Sherwood as at December 31, 2006 and November 30, 2005 and for the 13-month period ended December 31, 2006 and the year November 30, 2005 together with the auditors' report thereon and the notes thereto;

(c) the management's discussion and analysis of operations and financial condition of Sherwood for the 13-month period ended December 31, 2006;

(d) the unaudited interim consolidated financial statements of Sherwood as at, and for the nine month period ended, September 30, 2007 together with the notes thereto;

(e) the management's discussion and analysis of operations and financial condition of Sherwood for the nine months ended September 30, 2007;

(f) the management information circular of Sherwood dated as of April 21, 2007 as amended by addendum dated May 16, 2007 prepared in connection with the annual and special meeting of shareholders of Sherwood held on June 6, 2007

(g) the material change report of Sherwood dated June 1, 2007 relating to the first production of copper-gold concentrates from the Minto Mine;

(h) the material change report of Sherwood dated December 7, 2007 regarding the announcement by Sherwood of the Offer; and

(i) the material change report of Sherwood dated December 18, 2007 regarding the announcement by Sherwood of the results of the PFS.

Any documents of Sherwood of the type referred to above and any material change reports (excluding confidential material change reports) filed by Sherwood with a securities regulatory authority in Canada on or after the date of this Offer and Circular and prior to the Expiry Time, will be deemed to be incorporated by reference into this Circular.

Information contained in or otherwise accessed through Sherwood's website, www.sherwoodcopper.com, or any other website does not form part of this Offer and Circular. All such references to Sherwood's website, or any other website, are inactive textual references only.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated herein by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this Circular from documents filed with the securities regulatory authority in each of the provinces of Canada. Copies of the documents incorporated by reference in the Circular regarding Sherwood may be obtained on request without charge from the Corporate Secretary of Sherwood at Sherwood Copper Corporation, Suite 860-625 Howe Street, Vancouver, B.C. V6C 2T6 or by telephone at (604) 687-7545. Copies of documents incorporated by reference or forming part of the permanent information record may be obtained by accessing the website of the Canadian securities regulatory authorities located at *www.sedar.com*.

2. Western Keltic Mines Inc.

Except as otherwise indicated, the information concerning Western Keltic contained in this Offer and Circular, including information incorporated herein by reference, has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Western Keltic has reviewed this Offer and Circular and confirmed the accuracy and completeness of the information in respect of Western Keltic herein.

Overview

Western Keltic is a Vancouver, British Columbia-based natural resource company engaged in the acquisition, exploration and development of mineral properties. Since 1992, Western Keltic has had a number of mineral exploration properties, which have been located in Canada, the United States, Mexico, Panama and the Dominican Republic. Western Keltic currently owns only one property, the Kutcho Creek Project located in Northwestern British Columbia.

Western Keltic is a reporting issuer in each of the provinces of British Columbia and Alberta. The Western Keltic Shares are listed on the TSXV and trade under the symbol "WKM".

Authorized and Outstanding Share Capital

Western Keltic is authorized to issue an unlimited number of common shares without par value. As of the close of business on November 30, 2007, 80,810,855 Western Keltic Shares were issued and outstanding. In addition, as at November 30, 2007, Western Keltic had 5,744,000 Western Keltic Options outstanding exercisable into 5,744,000 Western Keltic Shares and 21,701,500 Western Keltic Warrants outstanding, which are exercisable into 21,701,500 Western Keltic Shares.

Western Keltic Shares have attached thereto the following rights, privileges, restrictions and conditions:

The holders of Western Keltic shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of Western Keltic in the event of liquidation, dissolution or winding up of Western Keltic. The Western Keltic Shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the Western Keltic Shares and they are not liable to further calls or to assessment by Western Keltic. The Articles of Western Keltic provide that the rights attached to any issued Western Keltic Shares may not be prejudiced or interfered with unless all shareholders holding shares of the class being affected consent in writing or unless a special resolution is passed by a majority of not less than 66⅔% of the votes cast in person or by proxy by holders of shares of that class.

Western Keltic currently has no securities that are subject to escrow.

Price Range and Trading Volumes of Western Keltic Shares

The Western Keltic Shares are listed and posted for trading on the TSXV under the symbol "WKM". The following tables set forth, for the periods indicated, the reported high and low sale prices and the aggregate volume of trading of the Western Keltic Shares on the TSXV:

Western Keltic Shares

Price Range and Trading Volumes

	TSXV		
	High (C$)	Low (C$)	Volume (#)
2005			
July – September	0.285	0.19	1,914,885
October – December	0.23	0.14	2,935,250
2006			
January – March	0.495	0.205	10,927,606
April – June	0.92	0.395	14,426,594
July – September	0.55	0.39	2,442,340
October – December	0.54	0.35	4,830,367
2007			
January	0.46	.0.365	2,098,700
February	0.42	0.35	3,707,900
March	0.52	0.355	1,825,761
April	0.59	0.42	2,410,373
May	0.57	0.45	2,004,844
June	0.58	0.43	3,080,656
July	0.53	0.43	2,673,442
August	0.52	0.38	8,145,517
September	0.52	0.41	1,548,595
October	0.45	0.29	2,996,900
November	0.43	0.25	23,717,927
December 1 – 18	0.44	0.395	6,287,562

Note: Source for data in table is TSX Market Data.

Sherwood announced that it had agreed to make the Offer after the close of trading on November 23, 2007. On November 23, 2007, the closing price of the Western Keltic Shares on the TSXV was C$0.305. The volume-weighted average trading price of the Western Keltic Shares on the TSXV for the 20 trading days ending on November 23, 2007 was C$0.29.

On December 19, 2007, the closing price of the Western Keltic Shares on the TSXV was C$0.40.

3. Background to the Offer

The following is a summary of the meetings, negotiations and discussions between Western Keltic and Sherwood that preceded the announcement of the Offer and the execution of the Support Agreement.

Sherwood has been aware of Western Keltic and its Kutcho Creek project for a number of years and had considered the strategic merits of a business combination during that period.

On October 30, 2007, Western Keltic announced its filing of a preliminary prospectus for a brokered, best efforts units offering for $30 million. Subsequently, the market price of Western Keltic's stock price declined significantly.

On November 1, 2007, Mr. Robert Klassen, a Director in the investment banking group of Dundee Securities, contacted Mr. Stephen Quin, President and CEO of Sherwood, to discuss the market's reaction to Western Keltic's proposed financing, and the potential interest by Sherwood in acquiring Western Keltic.

On November 2, 2007, Mr. Stephen Quin called Mr. John McConnell, President and CEO of Western Keltic, to discuss Sherwood's potential interest in making an acquisition of Western Keltic, if it did not proceed with the public financing. Mr. McConnell stated that he was open to considering a written proposal, but in the meantime, Western Keltic would continue with its plans for the public offering.

On November 5, 2007, Sherwood held a board meeting to approve Mr. Stephen Quin sending a draft letter to Mr. McConnell, which outlined a preliminary draft proposal for Sherwood to acquire Western Keltic, which was done that same day.

On November 8, 2007, Sherwood received a letter from Mr. McConnell indicating that Western Keltic would not propose to pursue any discussions with Sherwood at that time. Later that day, Sherwood sent the formal letter outlining the terms under which it would continue to be interested in a potential acquisition of Western Keltic. On November 9, 2007, Sherwood received a letter from Donald McInnes, Chairman of the Western Keltic Board of Directors, which stated that Western Keltic was not prepared to enter into exclusivity or other arrangements with Sherwood on the basis of the offer proposed.

On November 12, 2007, Mr. Quin met with a representative of the largest registered institutional investor in Western Keltic, to discuss Sherwood's potential interest in Western Keltic and whether they would be willing to enter into a lock up agreement in support of a Sherwood offer for Western Keltic.

On November 13, 2007, Mr. John Warwick, a Partner in the corporate finance group of Paradigm Capital, a financial advisor to Western Keltic, called Mr. Klassen, to discuss the basis under which the two companies could potentially consider a business combination. Beginning on November 14, 2007, Sherwood's management, financial and legal representatives were provided with access to due diligence information regarding Western Keltic.

On November 15, 2007, Western Keltic's largest registered institutional investor signed an agreement with Sherwood, whereby the investor agreed to lock-up and support a potential offer for Western Keltic by Sherwood. Mr. Klassen, Martin Juravsky and Richard Cohen, Managing Directors in the investment banking group of Dundee Securities, informed Mr. Warwick of this development.

Also on November 15, 2007 Sherwood's board of directors met to discuss and approve a revised offer to be delivered to Western Keltic.

On November 16, 2007, Sherwood sent a formal offer letter to Mr. McConnell regarding the terms and conditions for a potential acquisition of Western Keltic by Sherwood.

On November 17, 2007, Mr. Warwick called Mr. Quin to inform him that Western Keltic had established a special committee of the board of directors to consider its alternatives. Based on a review of the Sherwood offer, the special committee could not accept the offer. In addition, the special committee was continuing to consider a potential transaction with another party. Discussions continued between Mr. Warwick and Messrs. Cohen, Klassen and Juravsky over the subsequent days, including a meeting on November 21, 2007 at Paradigm Capital's office in Toronto. At that meeting, Mr. John Willett, a Managing Director in the investment banking group of Haywood Securities, a financial advisor to Western Keltic, also participated. At that meeting, Messrs. Warwick and Willett indicated that the special committee of Western Keltic were continuing to consider their alternatives, had yet to make a definitive decision, but were seeking to resolve the situation within the week. Over the subsequent several days, due diligence continued with additional information being requested by, and provided to Sherwood.

On November 22, 2007, Sherwood delivered a revised and final offer letter to Western Keltic.

On November 23, 2007, representatives of Western Keltic's special committee and their legal and financial advisors held a teleconference call with Mr. Quin and representatives of Sherwood's financial and legal advisors, to seek clarification with respect to certain matters in the November 23, 2007 offer letter. Discussions continued on November 23rd and 24th, with a letter agreement signed between the two companies on November 24th.

On November 26, 2007, Sherwood and Western Keltic issued press releases announcing the transaction.

On or before December 7, 2007, Sherwood entered into the Lock-Up Agreements with each of the Locked-Up Shareholders.

On December 7, 2007, Western Keltic and Sherwood executed and delivered the Support Agreement.

On December 20, 2007, the Sherwood Board of Directors approved, among other things, the contents and mailing of this Take-Over Bid Circular, subject to the receipt of certain statutory approvals.

4. Strategic Rationale for the Proposed Combination

Sherwood believes that its proposed acquisition of Western Keltic would result in a significantly enhanced business platform that offers a value creation opportunity for both Sherwood and Western Keltic shareholders.

The acquisition of Western Keltic and its Kutcho Creek copper-zinc deposit would more than double Sherwood's copper resources, and offers the potential to continue Sherwood's transformation to a significant base metal producer through the potential development of the Kutcho Creek deposit. In order to maximize the economic returns from the Kutcho Creek deposit, Sherwood would reassess the development plans for Kutcho Creek to determine the most attractive development option, with the objective of developing a robust, low cost mining operation.

Sherwood believes this offer provides significant benefits for Western Keltic's existing shareholders including, but not limited to, the following:

- *Significant premium to Western Keltic's pre-announcement share price.* Based on the closing price on November 23, 2007 (the last trading day prior to the announcement) for the Sherwood shares, this equates to an approximate price of $0.47 per Western Keltic share. The consideration under the offer represents a premium of 53% over Western Keltic's closing price on November 23, 2007.
- *Gain immediate exposure to Sherwood's successful business platform.* Western Keltic shareholders, by accepting the offer of Sherwood shares, would benefit from Sherwood's current copper production, production growth from planned mill expansions and the tremendous exploration results being generated by Sherwood's exploration team on the Minto property.
- *Enhanced access to financing.* Sherwood should have access to financing and cash flow from its Minto Mine operations that could contribute funds towards the development cost of the Kutcho Creek deposit.
- *Proven and experienced operating team on comparable projects.* Sherwood has access to the same mine development team that successfully brought its mine into production, ahead of schedule and on budget. In addition, Sherwood's proven track record of mine development is in the same region as Western Keltic's Kutcho Creek deposit, including having successfully worked with the Yukon Government and Selkirk First Nation to advance its project through feasibility, permitting, development and into production and believes it can bring these experiences to bear on the Kutcho Creek deposit in British Columbia.
- *Increase scale and diversify business platform.* The combination of the two companies would significantly increase both the scale of the combined companies' copper resources as well as broaden the operations by gaining exposure to a new project in a different, albeit comparable, region.
- *Enhanced liquidity in Sherwood shares.* Western Keltic shareholders could benefit from improved liquidity by holding Sherwood shares.

Sherwood has a lock-up with Western Keltic's largest registered institutional investor, as well as with all the members of the Board of Directors and certain members of management of Western Keltic. These agreements aggregate to 26.8 million shares that are issued or issuable upon the exercise of options and warrants, in support of Sherwood's offer.

5. Purpose of the Offer and Sherwood's Plans for Western Keltic

Purpose of the Offer

The purpose of the Offer is to enable Sherwood to acquire all of the Western Keltic Shares. If the conditions of the Offer are satisfied or waived and Sherwood takes up and pays for the Western Keltic Shares validly deposited under the Offer, Sherwood intends to acquire any Western Keltic Shares not deposited under the Offer through a Compulsory Acquisition, if available, or to propose a Subsequent Acquisition Transaction, in each case for consideration per Western Keltic Share at least equal in value to the consideration paid by Sherwood per Western Keltic Share under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Western Keltic Shares acquired by the Offeror pursuant to the Offer. See Section 10 of this Circular, "Acquisition of Western Keltic Shares Not Deposited". In addition, under the Support Agreement, if Sherwood acquires at least 90% of the Western Keltic Shares outstanding on a fully-diluted basis, it has agreed to use reasonable commercial efforts to commence and complete forthwith a Compulsory Acquisition in accordance with applicable Law and if Sherwood acquires at least 66⅔% and less than 90% of the Western Keltic Shares outstanding on a fully-diluted basis, use reasonable commercial efforts to commence and complete a Subsequent Acquisition Transaction in compliance with applicable Law within 120 days of the Effective Date on substantially the same terms, including price, as the Offer.

Plans for Sherwood and Western Keltic following the Completion of the Offer

If the Offer is accepted and Sherwood acquires all of the outstanding Western Keltic Shares, Sherwood intends to conduct a review of Western Keltic and its assets, operations, management and personnel, to determine the changes necessary to integrate the operations and management of Western Keltic into the operations and management of Sherwood as soon as possible after the Offer is completed. Sherwood intends to operate the combined company from its head office in Vancouver, British Columbia.

Treatment of Western Keltic Options and Western Keltic Warrants

The Offer is made only for Western Keltic Shares and is not made for any Western Keltic Options, Western Keltic Warrants or other rights to acquire Western Keltic Shares. Any holder of such Western Keltic Options, Western Keltic Warrants or other rights to acquire Western Keltic Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable Law, fully exercise, convert or exchange their Western Keltic Options, Western Keltic Warrants or other rights in order to obtain certificates representing Western Keltic Shares that may be deposited in accordance with the terms of the Offer.

If any holder of Western Keltic Options does not exercise such Western Keltic Options prior to the Expiry Time, such Western Keltic Options will, subject to obtaining all necessary regulatory approvals, remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term of expiry, vesting schedule (if any) and exercise prices, except that, to the extent permitted under the terms of the Western Keltic Options, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, the holder of a Western Keltic Option will, on exercise thereof, acquire that number of Sherwood Shares that such holder would have been entitled to receive as a result of the Offer if such holder had exercised such Western Keltic Option to become the registered holder of Western Keltic Shares prior to the Compulsory Acquisition or Subsequent Acquisition Transaction.

If any holder of Western Keltic Warrants does not exercise such Western Keltic Warrants prior to the Expiry Time, such Western Keltic Warrants will, subject to obtaining all necessary regulatory approvals, remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term of expiry, vesting schedule (if any) and exercise prices, except that, to the extent permitted under the terms of the Western Keltic Warrants, after completion of a Subsequent Acquisition Transaction, a holder of a Western Keltic Warrant will, on exercise thereof, acquire that number of Sherwood Shares that such holder would have been entitled to receive as a result of the Offer if such holder had exercised such Western Keltic Warrant to become the registered holder of Western Keltic Shares prior to the Subsequent Acquisition Transaction.

See Section 10 of this Circular, "Acquisition of Western Keltic Shares Not Deposited".

The tax consequences to holders of Western Keltic Options or Western Keltic Warrants of exercising or not exercising their Western Keltic Options or Western Keltic Warrants are not described in Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 22 of the Circular, "Certain United States Federal Income Tax Considerations". Holders of Western Keltic Options or Western Keltic Warrants should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Western Keltic Options or Western Keltic Warrants.

6. Business Combination Risks

Risk Factors Related to the Offer

The combination of Sherwood with Western Keltic is subject to certain risks, including the following:

(a) Shareholders will receive Sherwood Shares based on a fixed exchange ratio that will not reflect market price fluctuations. Consequently, the Sherwood Shares issued under the Offer may have a market value lower than expected.

The Offeror is offering to purchase Western Keltic Shares on the basis of 0.08 of a Sherwood Share for each Western Keltic Share. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Sherwood Shares, the market values of the Sherwood Shares and the Western Keltic Shares at the time of a take-up of Western Keltic Shares under the Offer may vary significantly from the values at the date of this Offer and Circular or the date that Shareholders tender their Western Keltic Shares.

(b) The integration of Sherwood and Western Keltic may not occur as planned.

The Offer has been made with the expectation that its successful completion will result in cost savings and enhanced growth opportunities for the combined company. These anticipated benefits will depend in part on whether the operations of Sherwood and Western Keltic can be integrated in an efficient and effective manner. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of Western Keltic's operations after completion of the Offer could be adversely affected if the combined company cannot retain selected key employees to assist in the integration and operation of Sherwood and Western Keltic. Pursuant to the Support Agreement, Western Keltic has agreed that it shall not incur transaction costs and liabilities in respect of the Offer, all other proposals or offers and its proposed financing qualified by prospectus (including, without limitation, alternate transaction fees, legal fees and disbursements, special committee costs, severance payments (on the basis that all employees and others entitled to severance payments) and fees and costs in relation to the management agreement between Western Keltic and McGillicutty Management Ltd.), which exceed $3 million in aggregate

(c) The combination of Sherwood and Western Keltic may not be successfully completed without the possibility of Shareholders exercising dissent and appraisal rights in connection with a Compulsory Acquisition or Subsequent Acquisition Transaction.

In order for Sherwood to acquire all of the issued and outstanding Western Keltic Shares, it is likely to be necessary, following the completion of the Offer, for Sherwood or an affiliate of Sherwood to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Western Keltic Shares or similar rights. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Western Keltic Shares. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent or similar rights in respect of a substantial number of Western Keltic Shares, which could result in Sherwood being required to make a substantial cash payment that could have a material adverse effect on Sherwood's financial position and its liquidity.

(d) After the consummation of the Offer, Western Keltic could become a majority-owned subsidiary of Sherwood and Sherwood's interest could differ from that of the remaining minority Shareholders.

After the consummation of the Offer, Sherwood may have the power to elect the directors of Western Keltic, appoint new management, approve certain actions requiring the approval of Shareholders, including adopting certain amendments to Western Keltic's constating documents and approving mergers or sales of Western Keltic's assets. In particular, after the consummation of the Offer, Sherwood intends to integrate Western Keltic and Sherwood, by merger or other transaction whereby the operations of Western Keltic and Sherwood are combined. Sherwood's interests with respect to Western Keltic may differ from, and conflict with, those of any remaining minority Shareholders.

(e) Following the completion of the Offer and prior to the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the trading liquidity for Western Keltic Shares not deposited under the Offer will be reduced, which may affect the price of the Western Keltic Shares and the ability of a Shareholder to dispose of their Western Keltic Shares.

If the Offer is successful, the liquidity and market value of the remaining Western Keltic Shares held by the public could be adversely affected by the fact that they will be held by a smaller number of holders. Depending upon the number of Western Keltic Shares acquired pursuant to the Offer, following the completion of the Offer, the Western Keltic Shares may no longer meet the TSXV requirements for continued listing. In addition, to the extent permitted under applicable Law and stock exchange regulations, Sherwood intends to seek to cause the delisting of the Western Keltic Shares on such exchanges.

If the TSXV were to delist the Western Keltic Shares, the market for the Western Keltic Shares could be adversely affected. Although it is possible that the Western Keltic Shares could be traded on other securities exchanges or in the over-the-counter market, and the price quotations would be reported by such exchanges, or by other sources, there can be no assurance that any such trading or quotations will occur. In addition, the extent of the public market for the Western Keltic Shares and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the Western Keltic Shares remaining at such time and the interest in maintaining a market in the Western Keltic Shares on the part of securities firms. If Western Keltic Shares are delisted and Western Keltic ceases to be a "public corporation" for the purposes of the Tax Act, Western Keltic Shares would cease to be qualified investments for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans. Delisting can also have adverse tax consequences to non-resident holders of Western Keltic Shares, as described in Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 22 of the Circular, "Certain United States Federal Income Tax Considerations".

(f) Shareholders of Western Keltic will realize dilution of their interest.

Based on the number of Western Keltic Shares outstanding as of November 30, 2007 and assuming all such Western Keltic Shares are tendered to the Offer and taken up by Sherwood, Sherwood would issue approximately 6,464,868 Sherwood Shares under the Offer, which would result in Sherwood having a total of 51,175,067 Sherwood Shares outstanding. As a result of these issuances, the Shareholders' ownership interest in the combined company will be diluted, relative to their current ownership interest in Western Keltic. Based on the above, the Shareholders will hold approximately 12.63% of the Sherwood Shares outstanding upon the completion of the Offer. See Section 1 of the Circular, "Sherwood — Authorized and Outstanding Share Capital".

(g) The issuance of a significant number of Sherwood Shares and a resulting "market overhang" could adversely affect the market price of Sherwood Shares after completion of the Offer.

If all of the Western Keltic Shares outstanding as of November 30, 2007 are tendered to the Offer, up to an additional 6,464,868 Sherwood Shares will be available for trading in the public market. See Section 1 of the Circular, "Sherwood — Authorized and Outstanding Share Capital". This significant increase in the number of Sherwood Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Sherwood Shares.

(h) The enforcement of shareholder rights by Shareholders resident in the United States may be adversely affected by the combination of Western Keltic and Sherwood.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Western Keltic and Sherwood are organized under the laws of Canada and have locations and assets outside the United States, and that some of the Western Keltic and Sherwood officers and directors, some of the experts named in this Offer and Circular are residents of countries other than the United States.

(i) Sherwood may not realize the benefits of the combined company's growth projects.

As part of its strategy, Sherwood will continue its efforts to develop new copper and other projects and will have an expanded portfolio of such projects as a result of the combination with Western Keltic. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, permitting, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

(j) Sherwood may not meet key production and other cost estimates.

A decrease in the amount of and a change in the timing of the production outlook for the metals Sherwood will be producing, in particular copper, will directly impact the amount and timing of Sherwood's cash flow from operations. The actual impact of such a decrease on Sherwood's cash flow from operations would depend on the timing of any changes in production and on actual prices and costs. Any change in the timing of these projected cash flows that would occur due to production shortfalls or labour disruptions would, in turn, result in delays in receipt of such cash flows and in using such cash to reduce debt levels and may require additional borrowings to fund capital expenditures, including capital for Sherwood's development projects, in the future. In addition, a number of these and other developments or events, including changes in demand for Sherwood's products and production disruptions, could make historic trends in Sherwood's cash flows lose their predictive value.

The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects, which are used in establishing ore/mineral reserve estimates for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for Sherwood's projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, and/or increase capital and/or operating costs above,

Sherwood's current estimates. If actual results are less favorable than Sherwood currently estimates, the combined company's business, results of operations, financial condition and liquidity could be materially adversely impacted.

7. Additional Risk Factors Relating to Sherwood

Sherwood's mining operations are subject to the normal risks of mining, and its profits are subject to numerous factors beyond Sherwood's control. Shareholders should carefully consider the risk factors discussed in this Circular and the documents incorporated herein by reference, including the risk factors discussed below:

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk. Sherwood's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and copper, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas that may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Sherwood will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, permits, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Sherwood not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Sherwood towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Insurance and Uninsured Risks

Sherwood's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Sherwood's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Sherwood maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company's operations. Sherwood may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Sherwood or to other companies in the mining industry on acceptable terms. Sherwood might also become subject to liability for pollution or other hazards that may not be insured against or that Sherwood may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Sherwood to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of Sherwood's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not materially adversely affect Sherwood's business, financial condition and results of operations. Environmental hazards may exist on the properties on which Sherwood holds interests that are unknown to Sherwood at present and that have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, or may in the future be, required in connection with Sherwood's operations. To the extent such approvals are required and not obtained, Sherwood may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including Sherwood, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Sherwood and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Sherwood's operations, financial condition and results of operations.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The figures for Mineral Reserves and Mineral Resources contained in the annual information form of Sherwood incorporated by reference herein are estimated using NI 43-101 standards, but are still estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Sherwood's control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that copper and other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in copper and other metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of Sherwood's ability to extract these Mineral Reserves, could have a material adverse effect on Sherwood's results of operations and financial condition.

Need for Additional Reserves

Because mines have limited lives based on proven and probable reserves, Sherwood must continually replace and expand its reserves as it continues its mining activities. The life-of-mine estimates included in the annual information form of Sherwood incorporated by reference herein may not ultimately prove to be correct. Sherwood's ability to maintain or increase its annual production of copper will be dependent in significant part on its ability to bring new mines into production and to expand reserves at existing mines.

Land Title

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although Sherwood believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of Sherwood's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, Sherwood may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition

The mining industry is intensely competitive in all of its phases and Sherwood competes with many companies possessing greater financial and technical resources than it. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in Sherwood being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect Sherwood's prospects for mineral exploration and success in the future.

Additional Capital

The exploration and development of Sherwood's properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations, will require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of Sherwood's properties or even a loss of a property interest. The only source of funds now available to Sherwood is through the sale of equity capital, properties, royalty interests, the entering into of joint ventures or debt financing. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to Sherwood and might involve substantial dilution to existing shareholders. Failure to raise capital when needed would have a material adverse effect on Sherwood's business, financial condition and results of operations.

Commodity Prices

The profitability of Sherwood's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of Sherwood. The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of mineral commodities has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on Sherwood's business, financial condition and results of operations.

Furthermore, reserve calculations and life-of-mine plans using significantly lower copper prices could result in material write-downs of Sherwood's investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting Sherwood's reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency Fluctuations

Currency fluctuations may affect the costs that Sherwood incurs at its operations. Copper and other metals are sold throughout the world based principally on a U.S. dollar price, but a portion of Sherwood's operating expenses are incurred in Canadian dollars. The appreciation of the Canadian against the U.S. dollar would increase the costs of copper production at such mining operations which could materially and adversely affect Sherwood's earnings and financial condition.

Litigation Risks

All industries, including the mining industry, are subject to legal claims, with and without merit. Sherwood may become involved in legal disputes in the future. Defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on Sherwood's financial position or results of operations.

Use of Derivatives

From time to time Sherwood uses or may use certain derivative products to manage the risks associated with changes in copper prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including: (a) credit risk — the risk of default on amounts owing to Sherwood by the counterparties with which Sherwood has entered into such transaction; (b) market liquidity risk — risk that Sherwood has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (c) unrealized mark-to-market risk — the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Sherwood incurring an unrealized mark-to-market loss in respect of such derivative products.

If the copper price rises above the price at which future production has been committed under Sherwood's fixed-price copper forward sales hedge program, Sherwood may have an opportunity loss. However, if the copper price falls below that committed price, revenues will be protected to the extent of such committed production. There can be no assurance that Sherwood will be able to achieve in the future realized prices for copper that exceed the fixed-price copper forward sales hedge program.

Acquisitions and Integration

From time to time Sherwood examines opportunities to acquire additional mining assets and businesses. Any acquisition that Sherwood may choose to complete may be of a significant size, may change the scale of Sherwood's business and operations, and may expose Sherwood to new geographic, political, operating, financial and geological risks. Sherwood's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of Sherwood. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after Sherwood has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; Sherwood may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt Sherwood's ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that Sherwood chooses to raise debt capital to finance any such acquisition, Sherwood's leverage will be increased. If Sherwood chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, Sherwood may choose to finance any such acquisition with its existing resources. There can be no assurance that Sherwood would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Governmental Regulation of the Mining Industry

The mineral exploration activities of Sherwood are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although Sherwood believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of Sherwood's properties. Amendments to current laws and regulations governing the operations and activities of Sherwood or more stringent implementation thereof could have a material adverse effect on Sherwood's business, financial condition and results of operations.

Labour and Employment Matters

While Sherwood has good relations with its employees, production at its mining operations is dependent upon the efforts of Sherwood's employees. In addition, relations between Sherwood and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions Sherwood carries on business. Changes in such legislation or in the relationship between Sherwood and its employees may have a material adverse effect on Sherwood's business, results of operations and financial condition.

Market Price of Sherwood Shares

The Sherwood Shares are listed on the TSXV. Sherwood's share price is likely to be significantly affected by short-term changes in copper prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to Sherwood's performance that may have an effect on the price of the Sherwood Shares include the following: the extent of analytical coverage available to investors concerning Sherwood's business may be limited if investment banks with research capabilities do not continue to follow Sherwood's securities; the lessening in trading volume and general market interest in Sherwood's securities may affect an investor's ability to trade significant numbers of Sherwood Shares; the size of Sherwood's public float may limit the ability of some institutions to invest in Sherwood's securities.

As a result of any of these factors, the market price of the Sherwood Shares at any given point in time may not accurately reflect Sherwood's long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Sherwood may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Dividend Policy

No dividends on the Sherwood Shares have been paid by Sherwood to date. Sherwood has not established a dividend policy and does not expect to do so in the near future. The payment of any future dividends will be at the discretion of Sherwood's board of directors after taking into account many factors, including Sherwood's operating results, financial condition and current and anticipated cash needs.

Dilution to Sherwood Shares

During the life of the outstanding warrants, options and other rights to purchase Sherwood Shares, the holders are given an opportunity to profit from a rise in the market price of the Sherwood Shares with a resulting dilution in the interest of the other shareholders. Sherwood's ability to obtain additional financing during the period such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the Sherwood Shares. The holders of the warrants, options and other rights may exercise such securities at a time when Sherwood would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding rights.

The increase in the number of Sherwood Shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the Sherwood Shares. In addition, as a result of such additional Sherwood Shares, the voting power of Sherwood's existing shareholders will be diluted.

Future Sales of Sherwood Shares by Existing Shareholders

Sales of a large number of Sherwood Shares in the public markets, or the potential for such sales, could decrease the trading price of the Sherwood Shares and could impair Sherwood's ability to raise capital through future sales of Sherwood Shares. Substantially all of the Sherwood Shares not held by affiliates of Sherwood can be resold without material restriction either in the United States, in Canada or both.

Dependence Upon Key Management Personnel and Executives

Sherwood is dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on Sherwood. Sherwood's ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. Sherwood faces intense competition for qualified personnel, and there can be no assurance that Sherwood will be able to attract and retain such personnel. Sherwood has entered into employment agreements with certain of its key executives.

Possible Conflicts of Interest of Directors and Officers of Sherwood

Certain of the directors and officers of Sherwood also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Sherwood expects that any decision made by any of such directors and officers involving Sherwood will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Sherwood and its shareholders, but there can be no assurance in this regard. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest or which are governed by the procedures set forth in the CBCA and any other applicable law.

Copper Supply Industry Subject to World-Wide Antitrust Investigation

Sherwood only recently began producing copper. There is currently a multijurisdictional and industry-wide investigation relating to the competition practices in the copper concentrate market. Sherwood cannot determine the impact, if any, this investigation will have on operations, the copper industry, copper prices or Sherwood's ability to profit from the production of copper.

8. Dissent Rights

Shareholders will not have dissent or appraisal rights in connection with the Offer. However, Shareholders who do not tender their Western Keltic Shares to the Offer may have rights of dissent or similar rights in the event we elect to acquire such Western Keltic Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction.

9. Material Differences in Rights of Shareholders

The governing documents and laws of the respective jurisdictions of existence of Western Keltic and Sherwood are different, and therefore holders of Western Keltic Shares will have different rights once they become Sherwood shareholders. The following is a summary of certain differences between the BCBCA and the CBCA. The summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and regulations thereunder for particulars of any difference between them, and shareholders should consult their legal or other professional advisors with respect to the implications of the Offer that may be of importance to them.

General

In general terms, the CBCA provides a corporation's shareholders substantively the same rights as are available to the corporation's shareholders under the BCBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions, and is consistent with corporate legislation in most other Canadian jurisdictions. There are, however, important differences concerning the qualifications of directors and certain shareholder remedies. The following is a summary comparison of certain provisions of the CBCA and the BCBCA which pertain to rights of the shareholders. **This summary is not intended to be exhaustive and the shareholders should consult their legal advisers regarding implications of the Offer which may be of particular importance to them.**

Amendments to Charter Documents

Any substantive change to the articles under the CBCA, such as an alteration of the restrictions, if any, on the business carried on by a corporation, a change in the name of the corporation, an increase or reduction of the authorized capital of the corporation, or an alteration of the special rights and restrictions attached to issued shares requires a special resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the alteration. In addition, the holders of a class or series (if such series is affected by an amendment in a manner different from other shares of the same class) of shares are entitled to vote separately as a class or series on a proposal to amend the articles to add, modify or remove any provision that affects the characteristics, rights, privileges, restrictions or conditions attached to that class or series whether or not they are otherwise entitled to vote. Other fundamental changes such as a proposed amalgamation or continuation of a corporation out of the federal jurisdiction will also require a special resolution passed by two-thirds of the votes cast on the resolution by holders of each share of the corporation, whether or not they are otherwise entitled to vote.

Under the BCBCA, any substantive change to the corporate charter of a corporation, such as an alteration of the restrictions, if any, on the business carried on by the corporation or continuation of a corporation out of British Columbia, requires a special resolution passed by the majority of votes that the articles of the corporation specify is required, if that specified majority is at least two-thirds and not more than three-quarters of the votes cast on the resolution or, if the articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution. Certain other changes such as a change in the name of the corporation or a change in the authorized share structure of the corporation will not in all instances require a special resolution if another type of resolution, i.e. ordinary resolution, is provided for in the articles of the corporation. A proposed amalgamation requires a similar resolution passed by a special majority of all holders of shares of the corporation, whether or not they are otherwise entitled to vote and a separate resolution of holders of shares of each class or series to which are attached rights or special rights or restrictions that would be prejudiced or interfered with by the amalgamation. In addition, a right or special right attached to issued shares must not be prejudiced or interfered with under unless the shareholders holding shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of those shareholders.

Sale of Undertaking

The CBCA requires approval of the holders of shares of a corporation represented at a duly called meeting by not less than two-thirds of the votes cast upon a special resolution for a sale, lease or exchange of all or substantially all of the property (as opposed to the "undertaking") of the corporation, other than in the ordinary course of business of the corporation. Each share of a corporation carries the right to vote in respect of a sale, lease or exchange of all or substantially all of the property of the corporation whether or not it otherwise carries the right to vote. Holders of shares of a class or series are entitled to vote separately as a class or series only if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series.

Under the BCBCA, a corporation may sell, lease or otherwise dispose of all or substantially all of the undertaking (as opposed to the "property") of the corporation if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the majority of votes that the articles of the corporation specify is required (being at least two-thirds and not more than three-quarters of the votes cast on the resolution) or, if the articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution.

While the shareholder approval thresholds will be the same under the BCBCA and the CBCA, there are differences in the nature of the sale which requires such approval, i.e. a sale of all or substantially all of the "undertaking" under the BCBCA and of all or substantially of the "property" under the CBCA.

Rights of Dissent and Appraisal

The CBCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. Under the CBCA, a holder of shares of any class of a corporation may dissent if a court order permits dissent or if the corporation resolves to:

1. amend its articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;
2. amend its articles to add, change or remove any restriction on the business or businesses that the corporation may carry on;
3. amalgamate (other than an amalgamation between a corporation and its wholly-owned subsidiary, or between wholly-owned subsidiaries of the same corporation);
4. be continued under the laws of another jurisdiction;
5. sell, lease or exchange all or substantially all its property;
6. carry out a going-private transaction or a squeeze-out transaction; or
7. amend its articles to add, modify or remove any provision that affects the characteristics, rights, privileges, restrictions or conditions attached to the shares of a class.

The BCBCA provides that a dissenting shareholder can require that the corporation purchase the shares held by such shareholder at a payout value as agreed between the corporation and the shareholder, or failing that, as determined or directed upon application by the shareholder, by the court.

The BCBCA contains similar dissent provisions which are applicable in respect of:

1. a resolution to alter the articles to alter restrictions on the powers of the corporation or on the business it is permitted to carry on;

2. a resolution to adopt an amalgamation agreement;

3. a resolution to approve an amalgamation into a foreign jurisdiction;

4. a resolution to approve an arrangement, the terms of which arrangement permit dissent;

5. a resolution to authorize the sale, lease or other disposal of all or substantially all of the undertaking of the corporation;

6. a resolution to authorize the continuation of the corporation into a jurisdiction other than British Columbia;

7. any other resolution, if dissent is authorized by the resolution; and

8. any court order that permits dissent.

Oppression Remedies

Under the CBCA, a shareholder, former shareholder, director, former director, officer, or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of the court is a proper person to seek an oppression remedy, may apply to the court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner, or the powers of the directors of the corporation or its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer.

Under the BCBCA, a shareholder of a corporation or any other person who, in the discretion of the court, is an appropriate person has the right to apply to the court on the grounds that: (a) the affairs of the corporation are being or have been conducted, or that the powers of the directors are being or have been exercised in a manner oppressive to one or more of the shareholders, including the applicant; or (b) some act of the corporation has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class of a series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant. On such an application, the court may make an interim or final order if it considers appropriate including an order to prohibit any act proposed by the corporation.

Shareholder Derivative Actions

Under the CBCA, a shareholder, former shareholder, director, former director, officer, or former officer of a corporation or any of its affiliates, the CBCA Director or any other person who, in the discretion of the court, is a proper person to make an application to the court to bring a derivative action may apply to a court for leave to bring an action in the name and on behalf of a corporation or any of its subsidiaries, or intervene in an action to which any such body corporate is a part, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate.

Under the BCBCA, a shareholder or director of a corporation or any other person who, in the discretion of the court, is an appropriate person, may with leave of the court, bring an action in the name and on behalf of the corporation to enforce a right, duty or obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such a right, duty or obligation.

Requisition of Meetings

The CBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to requisition the directors to call and hold a meeting of shareholders of a corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days on receiving the requisition, any shareholder who signed the requisition may call the meeting.

The BCBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a general meeting of shareholders to requisition the directors to call and hold a general meeting within four months of receiving the requisition. If the directors do not call a general meeting within 21 days of receiving the requisition, any one or more of the requisitioning shareholders who hold not less than 2.5% of the issued shares that carry the right to vote may call a general meeting.

Place of Meetings

The CBCA provides that meetings of shareholders may be held at the place within Canada provided in a corporation's by-laws, or in the absence of such provision, at the place within Canada that the directors determine. A meeting may be held outside Canada if the articles so provide or all the shareholders entitled to vote at the meeting agree that the meeting is to be so held.

The BCBCA provides that meetings of shareholders may be held at a place outside of British Columbia if such place is: (a) provided by the articles; (b) approved in writing by the Registrar of Companies (British Columbia) before any such meeting is held; or (c) approved by an ordinary resolution or such other resolution required by the articles (provided the articles do not restrict the corporation from approving a location outside of British Columbia).

Directors

Both the CBCA and the BCBCA provide that a public corporation must have a minimum of three directors. The CBCA requires that at least 25% of directors of a corporation must be resident Canadians. The BCBCA does not, however, have any residency requirements for directors.

10. Acquisition of Western Keltic Shares Not Deposited

It is the Offeror's intention that if it takes-up and pays for Western Keltic Shares deposited under the Offer, it will enter into one or more transactions to enable Sherwood or an affiliate of Sherwood to acquire all Western Keltic Shares not acquired pursuant to the Offer. There is no assurance that any such transaction will be completed. In addition, under the Support Agreement, if Sherwood acquires at least 90% of the Western Keltic Shares outstanding on a fully-diluted basis, it has agreed to use reasonable commercial efforts to commence and complete forthwith a Compulsory Acquisition in accordance with applicable Law and if Sherwood acquires at least 66⅔% and less than 90% of the Western Keltic Shares outstanding on a fully-diluted basis, use reasonable commercial efforts to commence and complete a Subsequent Acquisition Transaction in compliance with applicable Law within 120 days of the Effective Date on substantially the same terms, including price, as the Offer.

Compulsory Acquisition

Section 300 of the BCBCA permits an acquiring person to acquire the shares not tendered to a take-over bid for a particular class of securities of a corporation if, within four months after the date of the take-over bid, the Offer has been accepted by holders of not less than 90% of the issued securities to which the take-over bid relates, other than securities already held at the date of the take-over bid by, or by a nominee for, the acquiring person or its affiliates (as such term is defined in the BCBCA).

If, within four months after the date of the Offer, the Offer has been accepted by Shareholders holding not less than 90% of the issued and outstanding Western Keltic Shares (calculated on a fully-diluted basis), other than Western Keltic Shares held on the date of the Offer by or on behalf of the Offeror or its affiliates (as such term is defined in the BCBCA), and the Offeror acquires such deposited Western Keltic Shares, the Offeror may acquire the remainder of the Western Keltic Shares on the same terms as such Western Keltic Shares were acquired under the Offer, pursuant to the provisions of section 300 of the BCBCA (a "**Compulsory Acquisition**"). To exercise such statutory right, the Offeror must, within five months of the date of the Offer, send written notice as prescribed by section 300 of the BCBCA (the "**Notice**") to each Shareholder from who the Offeror wants to acquire Western Keltic Shares and who did not accept the Offer (in each case a "**Remaining Shareholder**").

Upon the giving of the Notice, the Offeror will be entitled and bound to acquire every Western Keltic Share held by the Remaining Shareholders to whom the Notice was given for the price and on the terms set forth in the Offer, unless the Supreme Court of British Columbia (the "**Court**"), on application made by any Remaining Shareholder to whom the Notice was given within two months from the date of the giving of the Notice, orders otherwise. Pursuant to any such application, the Court may (a) fix the price and terms of payment for the Western Keltic Shares held by the Remaining Shareholder; and (b) make such consequential orders and give such directions as the Court considers appropriate.

Where the Notice has been given by the Offeror and the Court has not, on an application made by a Remaining Shareholder to whom the Notice was given, ordered otherwise, the Offeror shall, on the expiration of two months from the date on which the Notice was given, or, if an application to the Court by a Remaining Shareholder to whom the Notice was given is then pending, then after that application has been disposed of, send a copy of the Notice to Western Keltic and pay or transfer to Western Keltic the amount or other consideration representing the price payable by the Offeror for the Western Keltic Shares that the Offeror is entitled to acquire, and Western Keltic will thereupon register the Offeror as a Shareholder with respect to those Western Keltic Shares.

Section 300 of the BCBCA also provides that if the Offeror is entitled to deliver the Notice and has chosen not to do so, Remaining Shareholders may, by following the procedures specified by the BCBCA, may require the Offeror to purchase their Western Keltic Shares at the same price and on the same terms contained in the Offer.

The foregoing is a summary only of the rights of Compulsory Acquisition which may become available to the Offeror and is qualified in its entirety by the provisions of section 300 of the BCBCA. **Section 300 of the BCBCA is complex and may require strict adherence to notice and timing provisions, failing which a Remaining Shareholder's rights may be lost or altered. In the event the Offeror acquires Western Keltic Shares not tendered to the Offer pursuant to Section 300 of the BCBCA, Shareholders should review Section 300 of the BCBCA for the full text of the relevant statutory provisions and Shareholders who wish to be better informed about the provisions of section 300 the BCBCA should consult their legal advisors.**

Subsequent Acquisition Transaction

If Sherwood takes up and pays for Western Keltic Shares validly deposited under the Offer and the statutory right of Compulsory Acquisition described above is not available for any reason or Sherwood determines not to exercise such right, Sherwood will use reasonable commercial efforts to take such action as is necessary, including causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Western Keltic and Sherwood, or an affiliate of Sherwood, for the purpose of enabling Sherwood or an affiliate of Sherwood to acquire all Western Keltic Shares not acquired pursuant to the Offer (a "**Subsequent Acquisition Transaction**"). Under such a Subsequent Acquisition Transaction, Western Keltic may continue as a separate subsidiary of Sherwood following the completion of any such transaction. The timing and details of any such transaction will depend on a number of factors, including the number of Western Keltic Shares acquired pursuant to the Offer. If Sherwood takes up and pays for $66^2/_3$% of the Western Keltic Shares outstanding, on a fully-diluted basis, under the Offer, Sherwood will own sufficient Western Keltic Shares to effect a Subsequent Acquisition Transaction. Under the Support Agreement, Sherwood has agreed to use reasonable commercial efforts to take all steps (including seeking all necessary regulatory and shareholder approvals and executing assumption agreements) to ensure that all Western Keltic Warrants and Western Keltic Options outstanding immediately prior to the effective time of a Subsequent Acquisition Transaction will, as part of such Subsequent Acquisition Transaction, subject to receipt of such regulatory and shareholder approvals, become securities of Sherwood exercisable to purchase Sherwood Shares on the basis that upon the exercise of any such Western Keltic Options or Western Keltic Warrants after a Subsequent Acquisition Transaction the holder of any such Western Keltic Options or the Western Keltic Warrants shall receive, in lieu of the number of Western Keltic Shares otherwise issuable upon such exercise, that number of Sherwood Shares that such holder would have been entitled to receive as a result of the Offer, if such holder had been the registered holder of the number of Western Keltic Shares to which such holder was entitled upon exercise thereof immediately prior to the effective time of a Subsequent Acquisition Transaction. In addition, under the Support Agreement, if Sherwood acquires at least 90% of the Western Keltic Shares outstanding on a fully-diluted basis, it has agreed to use reasonable commercial efforts to commence and complete forthwith a Compulsory Acquisition in accordance with applicable Law and if Sherwood acquires at least 66⅔% and less than 90% of the Western Keltic Shares outstanding on a fully-diluted basis, use reasonable commercial efforts to commence and complete a Subsequent Acquisition Transaction in compliance with applicable Law within 120 days of the Effective Date on substantially the same terms, including price, as the Offer.

Each type of Subsequent Acquisition Transaction described above would be a "business combination" under Rule 61-501. In certain circumstances, the provisions of Rule 61-501 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "business combination" carried out in accordance with Rule 61-501, the "related party transaction" provisions of Rule 61-501 will not apply to such transaction. Sherwood intends to carry out any such Subsequent Acquisition Transaction in accordance with Rule 61-501, or any successor provisions, or exemptions therefrom, such that the "related party transaction" provisions of Rule 61-501 will not apply to the "business combination".

Rule 61-501 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a valuation of the affected securities (in this case, the Western Keltic Shares), and subject to certain exceptions, any non-cash consideration being offered therefor (in this case, the Sherwood Shares) and provide to the holders of the affected securities a summary of such valuation or the entire valuation. In connection therewith, Sherwood intends to rely on an available exemption or to seek waivers pursuant to Rule 61-501 from the OSC, exempting Western Keltic or Sherwood or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under Rule 61-501 for certain business combinations completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value and is in the same form as the consideration that was received in the take-over bid, provided certain disclosure is given in the take-over bid disclosure documents. Sherwood has provided such disclosure and expects that these exemptions will be available.

Depending on the nature of the Subsequent Acquisition Transaction, Sherwood expects that the provisions of the BCBCA will require the approval of at least 66⅔% of the votes cast by holders of the outstanding Western Keltic Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. Rule 61-501 would in effect also require that, in addition to any other required securityholder approval, in order to complete a business combination or a going private transaction, the approval of a majority of the votes cast by "minority" holders of the affected securities must be obtained unless an exemption is available or discretionary relief is granted by the OSC. In relation to any Subsequent Acquisition Transaction, the "minority" holders will be, subject to any available exemption or discretionary relief granted by the OSC as required, all Shareholders other than Sherwood, any "related party" of Sherwood or any other "interested party" (within the meaning of Rule 61-501), including, any director or senior officer of Sherwood, affiliate or insider of Sherwood, or any of their directors or senior officers or any person acting jointly or in concert with any of the foregoing persons.

However, Rule 61-501 also provides that Sherwood may treat Western Keltic Shares acquired pursuant to the Offer as "minority" shares and vote them, or consider them voted, in favour of a Subsequent Acquisition Transaction that is a business combination or a going private transaction if, among other things, (a) the business combination is completed not later than 120 days after the Expiry Date; (b) the consideration for each Western Keltic Share in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid for Western Keltic Shares pursuant to the Offer; and (c) the Shareholder who tendered such Western Keltic Shares was not (i) acting jointly or in concert with Sherwood in respect of the Offer, (ii) a direct or indirect party to any "connected transaction" (as defined in Rule 61-501) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a "collateral benefit" (as defined in Rule 61-501) or consideration per security that is not identical in amount and form to the entitlement of Shareholders in Canada. Sherwood currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration paid to Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date, and accordingly Sherwood intends to cause Western Keltic Shares acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.

In addition, under Rule 61-501, if, following the Offer, Sherwood and its affiliates are the registered holders of 90% or more of the Western Keltic Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory right to dissent and seek fair value or a substantially equivalent enforceable right is made available to the minority Shareholders.

If Sherwood does not effect a Compulsory Acquisition, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, or cannot otherwise complete a Subsequent Acquisition Transaction, Sherwood will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable laws, purchasing additional Western Keltic Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Western Keltic, or taking no further action to acquire additional Western Keltic Shares. Any additional purchases of Western Keltic Shares could be at a price greater than, equal to or less than the value of the Offered Consideration to be paid for Western Keltic Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, Sherwood may sell or otherwise dispose of any or all Western Keltic Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Sherwood, which may vary from the terms and the value of the Offered Consideration paid for Western Keltic Shares under the Offer.

Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their Western Keltic Shares. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Western Keltic Shares. The fair value of Western Keltic Shares so determined could be more or less than the amount paid per Western Keltic Share pursuant to the Subsequent Acquisition Transaction or the Offer. If Sherwood proposes a Subsequent Acquisition Transaction, it intends to include a condition that not more than a specified number of Western Keltic Shares shall be dissented. If such condition is not satisfied, Sherwood may elect not to proceed with the Subsequent Acquisition Transaction.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Shareholder of accepting the Offer. See Section 21 of this Circular, "Certain Canadian Federal Income Tax Considerations" and Section 22 of this Circular, "Certain United States Federal Income Tax Considerations". Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

11. Judicial Developments

Certain judicial decisions may be considered relevant to any Subsequent Acquisition Transaction which may be proposed or effected subsequent to the expiry of the Offer. Prior to the adoption of Rule 61-501 (or its predecessor, OSC Policy 9.1), Canadian courts had in a few instances granted preliminary injunctions to prohibit transactions involving going private transactions. The trend in both legislation and in Canadian jurisprudence has been toward permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

12. Beneficial Ownership of and Trading in Securities of Western Keltic

No securities of Western Keltic, including Western Keltic Shares, are owned beneficially, directly or indirectly, nor is control or direction exercised over any securities of Western Keltic, by Sherwood or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable inquiry, by (a) any associate of a director or senior officer of Sherwood, (b) any Person holding more than 10% of any class of Sherwood's equity securities or (c) any Person acting jointly or in concert with Sherwood.

During the 6 month period preceding the date of the Offer, no securities of Western Keltic have been traded by Sherwood or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable inquiry, by (a) any associate of a director or senior officer of Sherwood, (b) any Person holding more than 10% of any class of Sherwood's equity securities or (c) any Person acting jointly or in concert with Sherwood

No Person named under this Section 12 of the Circular will receive any direct or indirect benefit from the consummation of the Offer or from accepting or refusing to accept the Offer, other than the consideration available to any Shareholder who participates in the Offer.

13. Western Keltic Dividend Policy

Dividend Policy

According to Western Keltic's Annual Information Form for the year ended December 31, 2006, Western Keltic has never paid a dividend on its common shares and does not expect to do so in the foreseeable future. Payment of any future dividends will be at the discretion of the Board of Directors of Western Keltic after taking into account many factors, including Western Keltic's operating results, financial condition and anticipated cash needs.

14. Commitments to Acquire Securities of Western Keltic — Lock-Up Agreements

Except pursuant to the Offer, neither the Offeror nor any director or senior officer of the Offeror, nor to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, (a) any associate of a director or senior officer of the Offeror, (b) any Person holding more than 10% of any class of the Offeror's equity securities, nor (c) any Person acting jointly or in concert with the Offeror, has entered into any arrangement, agreement, commitment or understanding to acquire any equity securities of Western Keltic, except as described below.

During the period from November 14, 2007 to December 7, 2007, Sherwood and the Locked-Up Shareholders entered into the Lock-Up Agreements. As of the respective dates of the Lock-Up Agreements, the Locked-Up Shareholders represented that they beneficially owned or controlled approximately 17.66 million Western Keltic Shares, representing approximately 21.85% of the outstanding Western Keltic Shares. In addition, the Locked-Up Shareholders represented that they beneficially own or exercise control or direction over an aggregate of 3,297,500 Western Keltic Options and 7,406,750 Western Keltic Warrants. The Lock-Up Agreements set forth the terms and conditions under which the officers and directors agreed to tender their Western Keltic Shares in valid acceptance of the Offer and not to withdraw such Western Keltic Shares, unless a respective Lock-Up Agreement is terminated in accordance with its terms.

The following is a summary of the principal terms of the Lock-Up Agreements. The Lock-Up Agreements contain certain customary representations and warranties of Sherwood and the respective Locked-Up Shareholders.

Making of the Offer

Pursuant to the Lock-Up Agreements, the parties agreed that if Sherwood makes or causes the Offer to be made on the terms and conditions set out in the Lock-Up Agreements, then the Locked-Up Shareholders shall be bound by the provisions of section 3.2 of their respective Lock-Up Agreements to validly tender their Western Keltic Shares under the Offer.

Variation of the Offer

Pursuant to the Lock-Up Agreements, Sherwood may not, without the prior written consent of the Locked-Up Shareholders: (i) increase the Minimum Tender Condition (as such term is described in Section 16 of the Circular, "Support Agreement – Conditions; Extension of Offer"); (ii) decrease the consideration per Western Keltic Share; (iii) change the form of consideration payable under the Offer (other than to increase the total consideration and/or add additional consideration or consideration alternatives); (iv) decrease the number of Western Keltic Shares in respect of which the Offer is made; or (v) impose additional conditions to the Offer or otherwise materially vary the Offer (or any terms or conditions thereof) in either case, in a manner which is materially adverse to the Locked-Up Shareholders.

Deposit of Shares; Support of the Offer

Each Locked-Up Shareholder agreed that it would, on or before the fifth Business Day prior to the Expiry Time, cause all of the Western Keltic Shares owned by such Locked-Up Shareholder or over which the Locked-Up Shareholder may exercise control or direction as of such date, and subsequent thereto, forthwith cause any Western Keltic Shares subsequently obtained upon the exercise of outstanding Western Keltic Options, Western Keltic Warrants or otherwise, to be validly tendered in acceptance of the Offer and each agreed not to withdraw those Western Keltic Shares deposited under the Offer except as expressly otherwise permitted under the Lock-Up Agreements. Each Locked-Up Shareholder also covenanted and irrevocably agreed that from the date of its Lock-Up Agreement until the termination of the Lock-Up Agreements it will:

- not directly or indirectly solicit, initiate, encourage or engage in discussions regarding any Alternative Transaction;

- not option, sell, transfer, dispose of, gift, grant or permit any encumbrance over or in respect of the Locked-Up Shareholder's Shares, hypothecate or otherwise convey or enter into any securities loan, forward sale, repurchase agreement or other monetization transaction with respect to any of the Locked-Up Shareholder's Shares, or any right or interest therein (legal or equitable), to any Person or group or agree to do any of the foregoing;

- not grant or agree to grant any proxy, power of attorney or other right to vote the Locked-Up Shareholder's Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind with respect to any of the Locked-Up Shareholder's Shares;

- not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of the Offer and the other transactions contemplated by its Lock-Up Agreement;

- not vote or cause to be voted any of the Locked-Up Shareholder's Shares in respect of any proposed action by Western Keltic or its shareholders or affiliates or any other Person in a manner which might reasonably be regarded as likely to prevent or delay the successful completion of the Offer or the other transactions contemplated by its Lock-Up Agreement;

- not purchase or enter into any agreement or option or right to purchase any additional Shares or any other securities of Western Keltic from and including the date hereof until the termination of its Lock-Up Agreement other than upon the exercise or settlement of any options, warrants, or rights or convertible or exchangeable securities listed in the applicable Lock-Up Agreement unless the Locked-Up Shareholder agrees to cause such additional Western Keltic Shares to be subject to the terms of its Lock-Up Agreement; and

- upon Sherwood taking up and paying for the Western Keltic Shares tendered by the Locked-Up Shareholder, upon the written request of Sherwood, the Locked-Up Shareholder or any nominee or representative of the Locked-Up Shareholder who acts as a director of Western Keltic or any of its subsidiaries, resign in an orderly manner and to assist with the appointment of such person or persons identified by Sherwood as a substitute director of Western Keltic provided that Sherwood shall provide such nominee or representative of the Locked-Up Shareholder with an appropriate form of release,

provided that, if the respective Lock-Up Shareholder is a director or officer of Western Keltic, none of the foregoing covenants shall restrict the Locked-Up Shareholder from discharging his or her fiduciary obligations to Western Keltic or from otherwise acting in accordance with the provisions of the Support Agreement.

Termination of the Lock-Up Agreement

A Lock-Up Agreement may be terminated at any time by a written instrument mutually executed by all parties thereto. Sherwood, when not in material default in the performance of its obligations under a Lock-Up Agreement, may, without prejudice to any of its rights under such Lock-Up Agreement and in its sole discretion, terminate the Lock-Up Agreement by written notice to the Locked-Up Shareholder if any of the representations and warranties of the Locked-Up Shareholder under the Lock-Up Agreement shall not be true and correct in all material respects or the Locked-Up Shareholder shall not have complied with its covenants to Sherwood contained in the Lock-Up Agreement where such inaccuracy and/or non-compliance is reasonably likely to prevent or materially delay consummation of the Offer. A Locked-Up Shareholder, when not in material default in the performance of its respective obligations under a Lock-Up Agreement, may, without prejudice to any of its rights hereunder and in its sole discretion, terminate the Lock-Up Agreement by written notice to Sherwood if:

- the Offer is not made by Sherwood on or before December 31, 2007;
- the Offer does not conform in all material respects with the Offer described in the Lock-Up Agreement;
- a Superior Proposal is made and Sherwood does not increase the consideration per Western Keltic Share to a consideration having a value at least equivalent to such Superior Proposal within four business days of the commencement of such Superior Proposal, in which case the Locked-Up Shareholder will be entitled to withdraw its Western Keltic Shares in sufficient time to enable the Locked-Up Shareholder to deposit the Western Keltic Shares under the Superior Proposal at least two business days prior to the expiry date of the Superior Proposal;
- any of the representations and warranties of Sherwood under the applicable Lock-Up Agreement shall not be true and correct in all material respects, where such inaccuracy is reasonably likely to prevent or materially delay consummation of the Offer;
- Sherwood shall not have complied in all material respects with its obligations to the Locked-Up Shareholder herein, where such non-compliance is reasonably likely to prevent or materially delay consummation of the Offer;
- Sherwood has not (for any reason other than the failure of the Locked-up Shareholder to tender the Locked-Up Shareholder's Shares) taken up and paid for the Locked-Up Shareholder's Shares tendered under the Offer as required by applicable Laws; or
- Sherwood has not acquired at least 66⅔% of the Western Keltic Shares pursuant to the Offer on or before February 28, 2008.

15. Arrangements, Agreements, Commitments or Understandings

There are no arrangements, agreements, commitments or understandings made or proposed to be made between the Offeror and any of the directors or senior officers of Western Keltic and no payments or other benefits are proposed to be made or given by the Offeror to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer is successful, other than the following severance payments to the senior officers and directors of Western Keltic pursuant to their consulting and employment agreements with Western Keltic:

- to Mr. Douglas, a potential payment of $247,500 which is equal to two times his annual salary and the continuation of his eligible group benefits for twenty-four months (or an amount equal to the cost to Western Keltic of providing such benefits), subject to further review;

- to Mr. Goyman, a payment of $370,000 which is equal to two times his annual salary and the continuation of his eligible group benefits for twenty-four months (or an amount equal to the cost to Western Keltic of providing such benefits);
- to Mr. Johnstone, a payment of $400,000 which is equal to two times his annual salary and the continuation of his eligible group benefits for twenty-four months (or an amount equal to the cost to Western Keltic of providing such benefits); and
- to Mr. McConnell, a payment of $550,000 which is equal to two times his annual salary and the continuation of his eligible group benefits for twenty-four months (or an amount equal to the cost to Western Keltic of providing such benefits).

Other than the Lock-Up Agreements, as of the date hereof, there are no contracts, arrangements or understandings, formal or informal, between Sherwood and any securityholder of Western Keltic with respect to the Offer or between Sherwood and any person or company with respect to any securities of Western Keltic in relation to the Offer.

16. Support Agreement

The following is a summary of the material provisions of the Support Agreement and is qualified in its entirety by the full text of the Support Agreement filed by Sherwood and Western Keltic with the Canadian securities regulatory authorities and available under the public company documents of Sherwood and Western Keltic, respectively, at *www.sedar.com.*

Sherwood may assign all or any part of its rights under the Support Agreement to, and its obligations under the Support Agreement may be assumed by, a subsidiary of Sherwood, provided that if such assignment and/or assumption takes place, Sherwood shall continue to be liable jointly and solidarily with such subsidiary for all of its obligations under the Support Agreement.

Approval by Board of Directors

On December 7, 2007, Sherwood and Western Keltic entered into the Support Agreement pursuant to which Sherwood agreed to make the Offer. Western Keltic has represented and warranted to Sherwood in the Support Agreement that, upon the recommendation of the Special Committee and after consultation with its financial and legal advisors, the Board of Directors of Western Keltic has determined that the Offer is fair to the Shareholders and in the best interests of Western Keltic and has unanimously resolved to recommend to the Shareholders that they deposit their Western Keltic Shares under the Offer. The Board of Directors of Western Keltic has approved unanimously the execution and performance of the Support Agreement.

Cease Negotiation

As agreed under the terms of the Support Agreement, Western Keltic has agreed to and has caused its officers, directors, employees, representatives and agents and its subsidiaries to immediately terminate any existing discussions or negotiations with any parties (other than Sherwood) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal and in connection therewith Western Keltic has discontinued access to any data rooms (virtual or otherwise) and has requested the return or destruction of all material including, incorporating or otherwise reflecting any information regarding Western Keltic and its subsidiaries. Western Keltic has agreed not to release any third party from any confidentiality agreement or standstill agreement (except to allow such third party to propose a Superior Proposal).

No Solicitation

Under the terms of the Support Agreement, Western Keltic shall not, directly or indirectly, through any officer, director, employee, representative (including, for greater certainty, any financial or other advisors) or agent of Western Keltic or any of its subsidiaries, take any action to (i) solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers regarding, constituting or that may reasonably be expected to lead to, an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding an Acquisition Proposal, (iii) withdraw, modify, or qualify or propose publicly to withdraw, modify or qualify, in a manner adverse to Sherwood, the approval of the Board of Directors of Western Keltic, or any committee thereof, of the Offer, (iv) approve, recommend or remain neutral with respect to, or propose publicly to approve or recommend, any Acquisition Proposal, or (v) accept, support or enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal; provided that nothing contained in the Support Agreement shall prevent the Board of Directors of Western Keltic from taking any of the actions described in clauses (i) through (v) above in respect of a *bona fide*, written Acquisition Proposal received after the date of the Support Agreement that constitutes a Superior Proposal or which the Board of Directors of Western Keltic reasonably believes could likely lead to a Superior Proposal or which is otherwise permitted under Section 7.1 of the Support Agreement.

Notice of Acquisition Proposals

Under the terms of the Support Agreement, Western Keltic shall promptly (and in any event within 24 hours) notify Sherwood of, at first orally and then in writing, any Acquisition Proposal or written inquiry that could lead to an Acquisition Proposal, in each case received after December 7, 2007 of which any of its directors or officers become aware, or any amendments to the foregoing, or any request for non-public information relating to Western Keltic or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Western Keltic or any of its subsidiaries by any person that informs Western Keltic or such subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto and, provided Sherwood agrees to such requests as to the confidentiality to be afforded in respect of such Acquisition Proposal that the person proposing the Acquisition Proposal may reasonably request, Western Keltic shall provide Sherwood with a written description of the material terms and conditions of any such Acquisition Proposal or inquiry, and shall provide the identity of the person making any such Acquisition Proposal or inquiry and such other details of the proposal or inquiry as Sherwood may reasonably request. Western Keltic shall keep Sherwood (i) fully informed of the status, including any change to the material terms of any such Acquisition Proposal or inquiry; and (ii) provide Sherwood with reasonable updates in respect of documentation received by Western Keltic from any person in connection with any Acquisition Proposal or inquiry or sent or provided by Western Keltic to any person in connection with any Acquisition Proposal or inquiry on a timely basis, acting reasonably.

If Western Keltic receives a request for material non-public information from a person who proposes an unsolicited *bona fide* Acquisition Proposal and the Board of Directors of Western Keltic determines that such proposal would be, if consummated in accordance with its terms, a Superior Proposal or reasonably determines that such Acquisition Proposal could likely lead to a Superior Proposal, then, and only in such case, the Board of Directors of Western Keltic may, subject to the execution by such person of a confidentiality agreement in customary form and with content acceptable to Sherwood, acting reasonably, provide such person with access to information regarding Western Keltic; provided, however, that the person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal, and provided further that Western Keltic sends a copy of any such confidentiality agreement to Sherwood immediately upon its execution and Sherwood is immediately provided with a list of all information provided to such person and is immediately provided with access to information similar to that which was provided to such person.

Right to Match

Under the terms of the Support Agreement, Western Keltic has agreed not to accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement as permitted pursuant to certain non-solicitation provisions of the Support Agreement) unless (a) the

Acquisition Proposal constitutes a Superior Proposal, (b) Western Keltic has complied with its obligations under the Support Agreement in respect of, among others, non-solicitation, notice of acquisition proposals, Sherwood's right to match, the agreement as to termination payments described below, and has provided Sherwood with a copy of the Acquisition Proposal, (c) Western Keltic has provided Sherwood with notice in writing that there is a Superior Proposal together with all documentation related to and detailing the Superior Proposal (including a copy of the confidentiality agreement between Western Keltic and the person making the Superior Proposal if not previously delivered) at least five business days prior to the date on which the Board of Directors of Western Keltic proposes to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal, (d) a period (the "**Response Period**") of five business days shall have elapsed from the later of the date Sherwood received notice of Western Keltic's proposed determination to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal, and the date Sherwood received a copy of the written proposal in respect of the Acquisition Proposal and, if Sherwood has offered to amend the terms of the Offer in accordance with the right to match provisions of the Support Agreement, during such four business day period, the Board of Directors of Western Keltic (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith and by formal resolution that the Acquisition Proposal continues to be a Superior Proposal compared to the proposed amendment to the terms of the Offer by Sherwood, (e) Western Keltic concurrently terminates the Support Agreement pursuant to section 8.2(1)(f) thereof, and (f) Western Keltic has previously paid, or concurrently will pay, to Sherwood the termination payment in the amount of C$1.4 million as required by the Support Agreement.

During the Response Period, Sherwood will have the right, but not the obligation, to offer to amend the terms of the Offer. The Board of Directors of Western Keltic will review, in good faith in exercise of its fiduciary duties, any such proposal by Sherwood to amend the terms of the Offer, including an increase in, or modification of, the consideration to be received by the Shareholders , to determine whether the Acquisition Proposal to which Sherwood is responding would be a Superior Proposal when assessed against the Offer as it is proposed by Sherwood to be amended. If the Board of Directors of Western Keltic does not so determine, the Board of Directors of Western Keltic will promptly reaffirm its recommendation of the Offer, as amended. Sherwood and its legal counsel shall be given a reasonable opportunity to review and comment on the form and content of any press release prior to its issue. If the Board of Directors of Western Keltic does so determine, Western Keltic may on termination of the Support Agreement in accordance with section 8.2(1)(f) thereof and the payment of the termination payment in the amount of C$1.4 million, approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

Termination Payments

Western Keltic has agreed to pay to Sherwood an amount of C$1.4 million as a termination payment, if the Offer is not consummated because any of the following events occur:

(a) Sherwood terminates the Support Agreement as a result of the Board of Directors of Western Keltic having (i) withdrawn or modified in a manner adverse to Sherwood its approval or recommendation of the Offer and the transactions contemplated by the Support Agreement (unless Sherwood shall have made a misrepresentation as of December 7, 2007 or breached a covenant under the Support Agreement in such a manner that Western Keltic would be entitled to terminate the Support Agreement in accordance with the terms thereof or unless there has occurred a Material Adverse Effect relating to Sherwood); or (ii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by the Support Agreement);

(b) Western Keltic terminates the Support Agreement in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by the Support Agreement), subject to compliance with the non-solicitation and right to match provisions of the Support Agreement; or

(c) Western Keltic shall have materially breached its non-solicitation or right to match obligations under the Support Agreement.

Conditions; Extension of the Offer

The Support Agreement provides that the Offer is subject to certain conditions including, among other things, the Minimum Tender Condition. See Section 2 of the Offer, "Conditions of the Offer". Sherwood may, under the terms of the Support Agreement, waive in writing at any time, in whole or in part, any condition of the Offer. Sherwood has agreed pursuant to the Support Agreement that it will not impose additional conditions to the Offer or otherwise vary the Offer (or other terms or conditions thereof) in a manner that is adverse to Shareholders without the prior written consent of Western Keltic, provided that Sherwood may in its sole discretion, increase the total consideration per Western Keltic Share, reduce the Minimum Tender Condition to a number representing not less than 50.1% of the outstanding Western Keltic Shares on a fully diluted basis, waive the Minimum Tender Condition provided that a number representing not less than 50.1% of the outstanding Western Keltic Shares on a fully diluted basis have been deposited under the Offer, and/or add additional consideration, or accelerate the Expiry Time.

Outstanding Western Keltic Options and Certain Other Purchase Rights

The Offer shall be extended to Western Keltic Shares issuable upon the exercise of Western Keltic Options and Western Keltic Warrants that are outstanding as at December 7, 2007.

Sherwood shall use reasonable commercial efforts to take all steps (including seeking all necessary regulatory and shareholder approvals and executing assumption agreements) to ensure that all Western Keltic Warrants and Western Keltic Options outstanding immediately prior to the effective time of a Subsequent Acquisition Transaction will, as part of such Subsequent Acquisition Transaction, subject to receipt of such regulatory and shareholder approvals, become securities of Sherwood exercisable to purchase Sherwood Shares on the basis that upon the exercise of any such Western Keltic Options or Western Keltic Warrants after a Subsequent Acquisition Transaction the holder of any such Western Keltic Options or the Western Keltic Warrants shall receive, in lieu of the number of Western Keltic Shares otherwise issuable upon such exercise, that number of Sherwood Shares that such holder would have been entitled to receive as a result of the Offer, if such holder had been the registered holder of the number of Western Keltic Shares to which such holder was entitled upon exercise thereof immediately prior to the effective time of a Subsequent Acquisition Transaction.

Representation and Warranties

The Support Agreement contains a number of customary representations and warranties of Sherwood and Western Keltic relating to, among other things: corporate status and reporting issuer status; capitalization; and the corporate authorization and enforceability of, and board approval of, the Support Agreement and the Offer.

The representations and warranties also address various matters relating to the business, operations and properties of each of the parties and their respective subsidiaries, including: accuracy of financial statements; absence of undisclosed liabilities; absence of any Material Adverse Effect and certain other changes or events since the date of the last audited financial statements; tax matters; compliance with laws, licenses and permits; insurance; environmental matters; title to properties and location of assets; preparation and disclosure of mineral reserves and resource estimates; operational matters; accuracy of reports required to be filed with applicable securities regulatory authorities; absence of defaults under instruments evidencing any indebtedness or other contracts; employment and labour matters; absence of litigation or other actions which if determined adversely would reasonably be expected to have a Material Adverse Effect; intellectual property; existence and maintenance of disclosure controls and procedures; and maintenance of internal controls over financial reporting.

These representations and warranties terminate upon the earlier of the Effective Date or the date on which the Support Agreement is terminated in accordance with its terms.

Other Covenants

The Support Agreement also contains customary negative and positive covenants by Sherwood and Western Keltic. Among other things, Western Keltic has agreed that its business shall be conducted only in compliance with any material contracts to which it is a party and in the usual and ordinary course of business consistent with past practice, until the earlier of the Effective Date and the time the Support Agreement is terminated in accordance with its terms, unless Sherwood shall otherwise agree in writing. Western Keltic also agreed to use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees, goodwill and business relationships. Western Keltic has agreed that it will not take certain actions specified in the Support Agreement, including paying dividends or making other distributions on the Western Keltic Shares.

In addition, Western Keltic has agreed under the Support Agreement to perform all obligations required or desirable to be performed by Western Keltic under the Support Agreement, co-operate with Sherwood in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Support Agreement and, where appropriate, among other things: (a) apply for and use all reasonable commercial efforts to obtain all Regulatory Approvals relating to Western Keltic or any of its subsidiaries which are required and are typically applied for by an offeree and, in doing so, keep Sherwood reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals; (b) use reasonable commercial efforts to cause to be delivered to Sherwood, any consents of its independent auditors reasonably requested by Sherwood under all applicable Securities Law, including consents to the incorporation by reference of the reports of such auditors on the financial statements of Western Keltic into the Offer and Circular and all such other filings to be made; (c) forthwith at the request of Sherwood, upon confirmation that Sherwood beneficially owns more than 50% of the Western Keltic Shares, use its reasonable commercial efforts to assist in effecting the resignations of the Western Keltic directors and causing them to be replaced by persons nominated by Sherwood; (d) if within 120 days following the date of the Offer, Sherwood takes up and pays for Western Keltic Shares under the Offer representing no less than 50% of the outstanding Western Keltic Shares, then Western Keltic agrees that it will assist Sherwood in connection with any Subsequent Acquisition Transaction to acquire the remaining Western Keltic Shares, provided that the consideration per Western Keltic Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Western Keltic Share offered under the Offer; (e) defend all lawsuits or other legal, regulatory or other proceedings against Western Keltic challenging or affecting the Support Agreement or the consummation of the transactions contemplated by the Support Agreement; and (f) if following the take-up of Western Keltic Shares under the Offer, Sherwood or one of its subsidiaries sends a notice in the manner prescribed under, and otherwise in accordance with, Section 300(3) of the BCBCA, then forthwith following the request of Sherwood, Western Keltic shall complete the actions contemplated in Sections 300(7) and (8) of the BCBCA.

Sherwood has agreed in the Support Agreement that, until the earlier of the Effective Date and the time the Support Agreement is terminated in accordance with its terms, it shall not: (a) make any amendment to its constating documents that would have a Material Adverse Effect on Sherwood or the ability of Sherwood to consummate the transactions contemplated in the Support Agreement; (b) change its share capital; (c) split, combine, subdivide or reclassify any of its capital stock; (d) permit any of its material subsidiaries to reorganize, recapitalize, consolidate, dissolve, liquidate, amalgamate or merge with any other person where such action would have a Material Adverse Effect on Sherwood or the ability of Sherwood to consummate the transactions contemplated in the Support Agreement; or (e) declare, set aside or pay any dividends on, make other distributions or return capital in respect of any of its capital stock or any other equity interests, in cash, stock, property or otherwise.

Termination

The Support Agreement includes the following termination rights, which must be exercised prior to the Effective Time:

(a) Sherwood or Western Keltic may terminate the Support Agreement if: (i) any Law makes the making or completion of the Offer or the transactions contemplated by the Support Agreement illegal or otherwise prohibited; or (ii) the Expiry Date does not occur on or prior to the Outside Date;

(b) Sherwood may terminate the Support Agreement if the Board of Directors of Western Keltic shall have: (i) withdrawn or modified in a manner adverse to Sherwood its approval or recommendation of the Offer and the transactions contemplated by the Support Agreement (unless Sherwood shall have made a misrepresentation as at December 7, 2007 or breached a covenant under the Support Agreement in such a manner that Western Keltic would be entitled to terminate the Support Agreement in accordance with paragraph (d)(i) below or unless there has occurred a Material Adverse Effect relating to Sherwood); or (ii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a permitted confidentiality agreement);

(c) subject to the notice and cure provisions under the Support Agreement, Sherwood may terminate the Support Agreement if any condition described in Section 2.3 of the Support Agreement is not satisfied or waived by Sherwood at or before the Mailing Date or any conditions contained in Schedule B to the Support Agreement is not satisfied or waived by Sherwood at or before the Expiry Time;

(d) Western Keltic may terminate the Support Agreement if: (i) subject to the notice and cure provisions under the Support Agreement, any representation or warranty of Sherwood set out in the Support Agreement qualified as to materiality shall not be true and correct or any such representation or warranty not so qualified shall not be true and correct in all material respects as of December 7, 2007 and as of the Expiry Date as if made on and as of such date (except to the extent that any such representation and warranty speaks as of an earlier date which shall remain true and correct in all material respects or in all respects, as appropriate, as of that date) or Sherwood shall not have performed in all material respects any covenant to be performed by it under the Support Agreement, in each case except as would not have a Material Adverse Effect relating to Sherwood's ability to complete the Offer;

(e) Western Keltic may terminate the Support Agreement if: (i) the Offer has not been made by the Mailing Date; (ii) the Offer (or any amendment thereto other than as permitted by the Support Agreement or any amendment thereof that has been mutually agreed to by the parties to the Support Agreement) does not conform, in all material respects with the conditions to the Offer as set out in Schedule B to the Support Agreement or any amendment thereof that has been mutually agreed to by the parties; or (iii) the Offer has been terminated, withdrawn or expires. Western Keltic may terminate the Support Agreement in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement as permitted by the Support Agreement), subject to compliance with the non-solicitation and right to match provisions of the Support Agreement;

(f) Western Keltic may terminate the Support Agreement if there has occurred a Material Adverse Effect relating to Sherwood;

(g) Sherwood may terminate the Support Agreement prior to the Mailing Date, if its due diligence review pursuant to the terms of the Support Agreement results in the representations and warranties of Western Keltic set out in the Support Agreement being demonstrated to be inaccurate in any material respect, or demonstrates the material non-compliance with the covenants of Western Keltic set out in the Support Agreement or results in the discovery of an undisclosed material fact which would or could reasonably have a Material Adverse Effect on Western Keltic; or

(h) Western Keltic may terminate the Support Agreement prior to the Mailing Date, if its due diligence review pursuant to the terms of the Support Agreement results in the representations and warranties of Sherwood set out in the Support Agreement being demonstrated to be inaccurate in any material respect, or demonstrates the material non-compliance with the covenants of Sherwood set out herein or results in the discovery of an undisclosed material fact which would or could reasonably have a material adverse effect on Sherwood.

17. Acceptance of the Offer

Other than the Lock-Up Agreements, the Offeror has not entered into any agreement, arrangement or understanding with any Shareholders with respect to the Offer, or with any Person with respect to any securities of Western Keltic and the Offer.

18. Material Changes and Other Information

The Offeror is not aware of any information that indicates that any material change has occurred in the affairs of Western Keltic since September 30, 2007, the date of the last published interim financial statements of Western Keltic, other than as disclosed herein or otherwise publicly disclosed by Western Keltic, and the Offeror does not have any knowledge of any material facts concerning the securities of Western Keltic or any other matter that has not previously been generally disclosed and that would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

19. Effect of the Offer on the Market for and Listing of Western Keltic Shares

The purchase of Western Keltic Shares by the Offeror pursuant to the Offer will reduce the number of Western Keltic Shares that might otherwise trade publicly and will reduce the number of holders of Western Keltic Shares and, depending on the number of Western Keltic Shares acquired by the Offeror, could adversely affect the liquidity and market value of the remaining Western Keltic Shares held by the public.

The rules and regulations of the TSXV establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Western Keltic Shares from such exchange. Among such criteria is the number of Shareholders, the number of Western Keltic Shares publicly held and the aggregate market value of the Western Keltic Shares publicly held. Depending on the number of Western Keltic Shares purchased under the Offer, it is possible that the Western Keltic Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the Western Keltic Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Western Keltic Shares. If permitted by applicable Law and the terms of the Western Keltic Options and Western Keltic Warrants, subsequent to completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the Western Keltic Shares from the TSXV. If the Western Keltic Shares are delisted from the TSXV, the extent of the public market for the Western Keltic Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Western Keltic Shares publicly held and the aggregate market value of the Western Keltic Shares remaining at such time, the interest in maintaining a market in Western Keltic Shares on the part of securities firms, whether Western Keltic remains subject to public reporting requirements in Canada and the United States and other factors.

After the purchase of the Western Keltic Shares under the Offer, Western Keltic may cease to be subject to the public reporting and proxy solicitation requirements of the BCBCA and the securities laws of the provinces of Canada or may request to cease to be a reporting issuer under the securities laws of such jurisdictions.

20. Regulatory Matters

The Offeror's obligation to take-up and pay for Western Keltic Shares tendered under the Offer is conditional upon all Regulatory Approvals having been obtained or concluded, or, in the case of waiting or suspensory periods, expired or terminated.

In connection with the Offer, the approval on terms satisfactory to the Offeror of various domestic and foreign regulatory authorities having jurisdiction over the Offeror or Western Keltic, and their respective subsidiaries and their respective businesses, is required. The principal approvals required are described below.

Canadian Securities Laws

The distribution of the Sherwood Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities Laws. While the resale of Sherwood Shares issued under the Offer is subject to restrictions under the securities Laws of certain Canadian provinces and territories, Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.

U.S. Securities Laws

The Sherwood Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder. No Sherwood Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Sherwood is satisfied that the investment decision is being made in Idaho, Iowa, Kansas, Maine, Michigan, Minnesota, Missouri, Nevada, New Mexico, New York, Ohio, Oklahoma, Pennsylvania, South Carolina, South Dakota or Vermont, and that all required regulatory approvals have been received. Ineligible Shareholders who would otherwise receive Sherwood Shares in exchange for their Western Keltic Shares may, at the sole discretion of Sherwood, have such Sherwood Shares issued on their behalf to a selling agent, which shall, as agent for such Shareholders (and without liability except for gross negligence or willful misconduct), sell such Sherwood Shares on their behalf over the facilities of the TSXV and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Shareholders. Sherwood will have no liability for any such proceeds received or the remittance thereof to such Shareholders.

Sherwood Shares issued to Shareholders pursuant to the Offer will be "restricted securities" within the meaning of Rule 144 under the US Securities Act to the same extent and proportion that Shares tendered by such Shareholders in the Offer are "restricted securities". Accordingly, if a Shareholder tenders Shares in the Offer that bear a US Securities Act restrictive legend, any Sherwood Shares issued to such Shareholder in exchange for such Shares shall also bear a US Securities Act restrictive legend. In addition, Sherwood Shares acquired by affiliates of the Offeror may be resold only outside the United States pursuant to Regulation S under the US Securities Act, pursuant to a subsequent registration statement under the US Securities Act or in accordance with the requirements of Rule 144. In general, an affiliate for this purpose is an officer or director of the Offeror or, if the Offer is completed, Western Keltic or a shareholder who beneficially owns more than 10% of the outstanding Sherwood Shares.

Other Jurisdictions

The Offeror is continuing to assess possible regulatory filings and approvals in a number of other jurisdictions. The Offeror believes that, based on publicly available information, it is not likely that any further regulatory filings in other jurisdictions will be required.

21. Certain Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels and Graydon LLP, the following is a summary of the principal Canadian federal income tax considerations of the Offer generally applicable to Shareholders who, for the purposes of the Tax Act and at all relevant times, (i) deal and will deal at arm's length with both Sherwood and Western Keltic, (ii) are not affiliated with either Sherwood or Western Keltic, and (iii) hold their Western Keltic Shares as capital property. Western Keltic Shares will generally be considered capital property to a Shareholder unless the Shareholder holds the Western Keltic Shares in the course of carrying on a business of buying and selling securities or has acquired the Western Keltic Shares in a transaction or transactions considered to be an adventure in the nature of trade. Shareholders who are resident in Canada for purposes of the Tax Act and whose Western Keltic Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have such Western Keltic Shares and every "Canadian security" (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. This summary does not apply to a Shareholder that (i) is a "financial institution" (as defined in the Tax Act); (ii) is a "specified financial institution" (as defined in the Tax Act); (iii) an interest in which would be a "tax shelter investment" (as defined in the Tax Act); (iv) is a "foreign affiliate" (as defined in the Tax Act) of a taxpayer resident in Canada; or (v) makes a functional currency election pursuant to section 261 of the Tax Act.

This summary is based upon the current provisions of the Tax Act and counsel's understanding of the current published administrative practices of the Canada Revenue Agency (the "**CRA**") as of the date hereof. This summary also takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**"). However, no assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in the administrative practices of the CRA. This summary also does not take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations summarized herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors for advice regarding the income tax consequences of the Arrangement having regard to their particular circumstances.

This summary is not applicable to a Shareholder who has acquired their Western Keltic Shares pursuant to the exercise of a stock option and any such Shareholder should consult his or her own tax advisor with respect to the tax consequences of the Offer.

Shareholders Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, is, or is deemed to be, resident in Canada.

Exchange of Western Keltic Shares Pursuant to the Offer

A Shareholder who receives Sherwood Shares in exchange for Western Keltic Shares pursuant to the Offer will automatically be entitled to a tax-deferred rollover on the exchange except where the Shareholder chooses to recognize a capital gain or capital loss on the exchange as described in the immediately following paragraph. By virtue of such rollover, the Shareholder will be considered to have disposed of his or her Shares for proceeds of disposition equal to their aggregate adjusted cost base to the Shareholder immediately before the exchange and to have acquired the Sherwood Shares received on the exchange at a cost equal to such aggregate adjusted cost base. The cost of the Sherwood Shares acquired pursuant to the Offer must be averaged with the adjusted cost base of all other Sherwood Shares owned by the Shareholder.

A Shareholder who chooses to include in computing the Shareholder's income any portion of the gain or loss from the exchange will be considered to have disposed of his or her Western Keltic Shares for proceeds of disposition equal to the fair market value at the time of acquisition of the Sherwood Shares acquired by such Shareholder on the exchange. As a result, the Shareholder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to the Shareholder of the Western Keltic Shares. The cost to such Shareholder of Sherwood Shares acquired on the exchange will be equal to the fair market value of those shares at the time of acquisition. The general tax treatment of capital gains and capital losses is discussed below under the heading "Taxation of Capital Gains and Capital Losses".

Disposition of Sherwood Shares

A holder who disposes of Sherwood Shares will realize a capital gain (or capital loss) to the extent that the proceeds of disposition thereof, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to such holder. The income tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

One-half of capital gains realized will be taxable capital gains which must be included in income and one-half of capital losses realized will be allowable capital losses that may be deducted against taxable capital gains realized in the year of disposition. Subject to the detailed rules contained in the Tax Act, any unused allowable capital loss may be applied to reduce net taxable capital gains realized by the holder in the three preceding and in all subsequent taxation years. Recognition of capital losses otherwise realized may be denied in various circumstances set out in the Tax Act. The amount of any capital loss realized by a corporate holder on a disposition of shares held by such holder may be reduced by the amount of dividends received, if any, or deemed to be received on the shares, to the extent and under the circumstances provided in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns the shares or where a trust or partnership of which a corporation is a beneficiary or a member, respectively, is a member of a partnership or a beneficiary of a trust that owns the shares.

A holder that is a Canadian-controlled private corporation throughout the relevant taxation year may be subject to a refundable tax of 6 2/3% on its aggregate investment income for the year, which will include an amount in respect of taxable capital gains. This additional tax will be refunded to the holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Where the holder is an individual or a trust, other than certain specified trusts, the realization of a capital gain may result in a liability for alternative minimum tax under the Tax Act.

Taxation of Dividends on Sherwood Shares

Dividends received or deemed to be received on the Sherwood Shares by an individual (including a trust) will be included in computing the individual's income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from "taxable Canadian corporations" (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit for "eligible dividends" (as defined in the Tax Act) paid by taxable Canadian corporations.

A holder that is a corporation will include dividends received or deemed to be received on the Sherwood Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax will be payable by it in respect of such dividends.

Certain corporations, including "private corporations" or "subject corporations" (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% of the dividends received or deemed to be received on the Sherwood Shares to the extent that such dividends are deductible in computing taxable income. This tax will be refunded to the corporation at a rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Dividends received or deemed to be received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax under the Tax Act.

Compulsory Acquisition

As described under Section 10 of the Circular, "Acquisition of Western Keltic Shares Not Deposited — Compulsory Acquisition", the Offeror may, in certain circumstances, acquire Western Keltic Shares not deposited pursuant to the Offer pursuant to section 300 of the BCBCA. The tax consequences to a Shareholder of a disposition of Western Keltic Shares in such circumstances generally will be as described under the heading "Exchange of Western Keltic Shares Pursuant to the Offer" above depending upon the consideration received by the Shareholder for the Shareholder's Western Keltic Shares. Shareholders whose Western Keltic Shares may be so acquired should consult their own tax advisors in this regard.

Subsequent Acquisition Transaction

As described in "Acquisition of Western Keltic Shares Not Deposited — Subsequent Acquisition Transaction" in Section 10 of the Circular, if the Offeror does not acquire all of the Western Keltic Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Western Keltic Shares. As described in "Acquisition of Western Keltic Shares Not Deposited —

Subsequent Acquisition Transaction" in Section 10 of the Circular, it is the Offeror's current intention that the consideration offered under any Subsequent Acquisition Transaction would be equal in value to, and in the same form as, the consideration offered under the Offer.

The tax treatment of a Subsequent Acquisition Transaction to a Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. The Offeror may propose an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction. Depending on the form of the Subsequent Acquisition Transaction, a Shareholder may realize a capital gain or capital loss and/or be deemed to receive a dividend. Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Western Keltic Shares acquired pursuant to a Subsequent Acquisition Transaction. The rollover, as described in "Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada – Exchange of Western Keltic Shares Pursuant to the Offer", may not be available in respect of a Subsequent Acquisition Transaction.

A Shareholder will be required to include in computing its income for a taxation year any dividends deemed to be received on the Western Keltic Shares or any shares of a taxable Canadian corporation issued as consideration for the Western Keltic Shares. In the case of a Shareholder who is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to dividends from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for eligible dividends paid by such corporations. Subject to the application of subsection 55(2) of the Tax Act, any such dividends deemed to be received by a Shareholder that is a corporation will generally be deductible in computing the corporation's income.

Subsection 55(2) of the Tax Act provides that where a Shareholder that is a corporation would otherwise be deemed to receive a dividend, in certain circumstances the deemed dividend may be deemed not to be received as a dividend and instead may be treated as proceeds of disposition of the Western Keltic Shares or any shares of a taxable Canadian corporation issued as consideration for the Western Keltic Shares for purposes of computing the Shareholder's capital gain or capital loss. Shareholders that are corporations should consult their own tax advisors in this regard.

A Shareholder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) will generally be liable to pay a 33 $^{1}/_{3}$% refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on Western Keltic Shares or any shares of a taxable Canadian corporation issued as consideration for the Western Keltic Shares to the extent that such dividends are deductible in computing the corporation's taxable income for the year. This tax will be refunded to the corporation at a rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Western Keltic Shares acquired pursuant to a Subsequent Acquisition Transaction. No opinion is expressed herein as to the tax consequences of any such transaction to a Shareholder.

Shareholders Not Resident in Canada

The following summary is generally applicable to a Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, is neither resident nor deemed to be resident in Canada, and who does not use or hold and is not deemed to use or hold Western Keltic Shares in carrying on a business in Canada (a "Non-Resident Shareholder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident that is an insurer carrying on business in Canada and elsewhere, or an "authorized foreign bank", as defined in the Tax Act.

Exchange of Western Keltic Shares Pursuant to the Offer

A Non-Resident Shareholder who disposes of Western Keltic Shares pursuant to the Offer will not be subject to tax under the Tax Act in respect of the disposition unless such Western Keltic Shares constitute "taxable Canadian property" of the Non-Resident Shareholder. The rules for determining whether shares of a Canadian corporation constitute taxable Canadian property are set out below under the heading "Disposition of Sherwood Shares". A Non-Resident Shareholder whose Western Keltic Shares are taxable Canadian property and who exchanges the Western Keltic Shares for Sherwood Shares pursuant to the Offer will generally be subject to the same tax consequences as a Canadian resident holder who exchanges Western Keltic Shares pursuant to the Offer, as discussed above.

Disposition of Sherwood Shares

A Non-Resident Shareholder who disposes of Sherwood Shares will not be subject to tax under the Tax Act on any gain arising on the disposition of such shares unless such shares constitute "taxable Canadian property" of the holder for the purposes of the Tax Act. In addition, if such shares do constitute taxable Canadian property, the Non-Resident Shareholder may be exempt from tax under an applicable income tax convention.

Shares of a Canadian corporation, such as the Sherwood Shares, generally will not be taxable Canadian property of a Non-Resident Shareholder at a particular time provided that the relevant shares are listed on a "designated stock exchange" (which currently includes the TSXV), and the holder, persons with whom the holder does not deal at arm's length, or the holder together with such persons, has not owned or does not have the right to acquire 25% or more of the issued shares of any class or series of the capital stock of the issuing corporation at any time within the 60 month period immediately preceding the particular time. The Tax Act also contains certain provisions which may deem the shares of a corporation to be taxable Canadian property in certain circumstances. The application of one of these provisions will cause any Sherwood Shares received by a Non-Resident Shareholder in exchange for Western Keltic Shares which constitute taxable Canadian property to the Non-Resident Shareholder to be deemed to be taxable Canadian property to the Non-Resident Shareholder.

Generally, a Non-Resident Shareholder who realizes a capital gain on a disposition of Sherwood Shares which constitute taxable Canadian property of the holder and which is not exempt from tax under an applicable income tax convention will be subject to the tax treatment described above under the subheading "Shareholders Resident in Canada — Taxation of Capital Gains and Capital Losses".

Dividends on Sherwood Shares

Dividends received or deemed received on the Sherwood Shares by a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25% of the gross amount of such dividends unless the rate is reduced under the provisions of an applicable income tax convention.

Compulsory Acquisition

Subject to the discussion below under "Delisting of Western Keltic Shares", a Non-Resident Shareholder will not be subject to income tax under the Tax Act on a disposition of Western Keltic Shares either pursuant to the Offeror's statutory rights of purchase described under "Acquisition of Western Keltic Shares Not Deposited — Compulsory Acquisition" in Section 10 of the Circular, or on an exercise of dissent rights in respect thereof unless the Western Keltic Shares are taxable Canadian property to the non-resident Shareholder for purposes of the Tax Act and the non-resident Shareholder is not entitled to relief under an applicable income tax treaty or convention. Where interest is paid or credited to a non-resident Shareholder in connection with the exercise of dissent rights under a Compulsory Acquisition, such non-resident Shareholder will be subject to Canadian withholding tax under the Tax Act at the rate of 25%, subject to any reduction in the rate of withholding to which the non-resident Shareholder is entitled under any applicable income tax convention.

Subsequent Acquisition Transaction

As described in "Acquisition of Western Keltic Shares Not Deposited Pursuant to the Offer — Subsequent Acquisition Transaction" in Section 10 of the Circular, if the Offeror does not acquire all of the Western Keltic Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Western Keltic Shares. As described in "Acquisition of Western

Keltic Shares Not Deposited — Subsequent Acquisition Transaction" in Section 10 of the Circular, it is the Offeror's current intention that the consideration offered under any Subsequent Acquisition Transaction would be equal in value to and in the same form as the consideration offered under the Offer. The rollover, as described in "Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada – Exchange of Western Keltic Shares Pursuant to the Offer", may not be available in respect of a Subsequent Acquisition Transaction.

The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Depending on the form of the Subsequent Acquisition Transaction, a Non-Resident Shareholder may realize a capital gain or capital loss and/or be deemed to receive a dividend, as discussed above under "Residents of Canada — Subsequent Acquisition Transaction". Whether or not a non-resident Shareholder would be subject to income tax under the Tax Act on any such capital gain would depend on whether the Western Keltic Shares or any shares issued as consideration for the Western Keltic Shares are taxable Canadian property to the Shareholder for purposes of the Tax Act or the Shareholder is entitled to relief under any applicable income tax convention. Dividends paid or deemed to be paid or credited to a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Shareholder is entitled under any applicable income tax convention. Where the Non-Resident Shareholder is a US resident entitled to the benefits under the Canada-US Income Tax Convention (1980) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%. Non-Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Western Keltic Shares acquired pursuant to a Subsequent Acquisition Transaction.

Delisting of Western Keltic Shares

As noted in "Effect of the Offer on the Market for and Listing of Western Keltic Shares " in Section 19 of the Circular, Western Keltic Shares may cease to be listed on the TSXV (or another designated stock exchange) following the completion of the Offer and may not be listed on the TSXV (or another designated stock exchange) at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Non-Resident Shareholders are cautioned that if the Western Keltic Shares are not listed on a designated stock exchange at the time they are disposed of (a) the Western Keltic Shares will be taxable Canadian property to the Non-Resident Shareholder, (b) the Non-Resident Shareholder may be subject to income tax under the Tax Act in respect of any capital gain realized on any such disposition of Western Keltic Shares, subject to any relief under an applicable income tax convention, (c) the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Shareholder, and (d) there will be an obligation to file a tax return for the year reporting the disposition. Where the Non-Resident Shareholder is also entitled to receive Sherwood Shares on any such disposition, the Offeror may be required to withhold and sell in the market a portion of the Sherwood Shares that the Non-Resident Shareholder would otherwise be entitled to receive to satisfy the Offeror's obligation to withhold and remit amounts pursuant to the Tax Act. The Offeror may be required to withhold cash otherwise payable to the Non-Resident Shareholder and to remit such amount to CRA as required under the Tax Act. Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Western Keltic Shares acquired pursuant to such a transaction.

22. Certain United States Federal Income Tax Considerations

Notice Pursuant To IRS Circular 230: Anything contained in this summary concerning any US federal tax issue is not intended or written to be used, and it cannot be used by a US Holder (as defined below), for the purpose of avoiding federal tax penalties under the Internal Revenue Code. This summary was written to support the promotion or marketing of the transactions or matters addressed by this Circular. Each US Holder should seek US federal tax advice, based on such US Holder's particular circumstances, from an independent tax advisor.

Scope of this Disclosure

The following is a summary of the anticipated material US federal income tax consequences to US Holders arising from and relating to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction (collectively, the "Acquisition").

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential US federal income tax consequences that may apply to a US Holder as a result of the Acquisition. In addition, this summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax consequences of the Acquisition to such US Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder. US Holders should consult their own tax advisors regarding the US federal income, US state and local, and foreign tax consequences of the Acquisition.

Authorities

This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), proposed, temporary and final Treasury Regulations issued under the Code, judicial and administrative interpretations of the Code and Treasury Regulations, and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-US Tax Convention"), in each case as in effect and available as of the date of this Offer and Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof may change at any time, and any change could be retroactive to the date of this Offer and Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof and the Canada-US Tax Convention are also subject to various interpretations, and there can be no guarantee that the IRS or the US courts will agree with the tax consequences in this summary.

US Holder

For purposes of this summary, a "US Holder" is a beneficial owner of Western Keltic Shares (or, following the completion of the Acquisition, a beneficial owner of Sherwood Shares) that holds such Western Keltic Shares as capital assets, and that, for US federal income tax purposes, is

- an individual who is a citizen or resident of the US for US federal income tax purposes;
- a corporation, or any other entity classified as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the US or any state in the US, including the District of Columbia;
- an estate if the income of such estate is subject to US federal income tax regardless of the source of such income; or
- a trust if (i) such trust has validly elected to be treated as a US person for US federal income tax purposes or (ii) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.

If a partnership (including any entity treated as a partnership for US federal income tax purposes) beneficially owns Western Keltic Shares (or, following the completion of the Acquisition, Sherwood Shares), the US federal income tax treatment of a partner in a partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that beneficially owns Western Keltic Shares (or, following the completion of the Acquisition, Sherwood Shares) should consult their own tax advisors as to the US federal, state and local, and foreign tax consequences of the Acquisition and the ownership and disposition of Sherwood Shares received pursuant to the Acquisition.

Non-US Holders

For the purposes of this summary, a "**non-US Holder**" is a beneficial owner of Western Keltic Shares (or, following the completion of the Acquisition, Sherwood Shares) other than a US Holder. This summary does not address the US federal income tax consequences of the Acquisition or the ownership and disposition of Sherwood Shares received pursuant to the Acquisition to non-US Holders of Western Keltic Shares, and such non-US Holders are accordingly urged to consult their own tax advisors regarding the potential US federal income tax consequences to them of the Acquisition and ownership and disposition of Sherwood Shares received pursuant to the Acquisition, and the potential application of any tax treaties.

Transactions Not Addressed

This summary does not address the US federal income tax consequences of certain transactions effectuated prior or subsequent to, or concurrently with, the Acquisition (whether or not any such transactions are undertaken in connection with the Acquisition), including, without limitation, the following:

- any exercise of any warrant, option or other right to acquire Western Keltic Shares;
- any conversion of any warrant, option or other right to acquire Western Keltic Shares into a right to acquire Sherwood Shares;
- any conversion into Western Keltic Shares of any notes, debentures or other debt instruments; and
- any transaction, other than the Acquisition, in which Western Keltic Shares or Sherwood Shares are acquired.

Persons Not Addressed

The US federal income tax consequences to the following persons (including persons who are US Holders) are not addressed in this summary, and the following persons are accordingly urged to consult with their own tax advisors regarding the US federal income tax consequences to them of the Acquisition and ownership and disposition of Sherwood Shares received pursuant to the Acquisition:

- Western Keltic and Sherwood;
- persons that may be subject to special US federal income tax treatment such as financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, dealers in securities or currencies, or traders in securities that elect to apply a mark-to-market accounting method;
- persons that acquired Western Keltic Shares pursuant to an exercise of employee stock options or rights or otherwise as compensation for services;
- persons that hold warrants, notes, debentures or other debt instruments in Western Keltic;
- persons having a functional currency for US federal income tax purposes other than the US dollar;
- persons that hold Western Keltic Shares as part of a position in a straddle or as part of a hedging or conversion transaction;
- US expatriates and former long-term residents of the US;

- persons subject to the alternative minimum tax;
- persons that own or have owned, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Western Keltic (or, following the completion of the Acquisition, US Holders that will own, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Sherwood); and
- persons who own their Western Keltic Shares other than as a capital asset as defined in the Code.

State and Local Taxes, Foreign Jurisdictions Not Addressed

This summary does not address US state or local tax consequences, or the tax consequences in jurisdictions other than the US of the Acquisition.

Particular Circumstance of any Particular US Holder Not Addressed

This summary does not take into account the particular facts and circumstances, with respect to US federal income tax issues, of any particular US Holder. US Holders should consult their own tax advisors regarding the US federal income tax consequences of the Acquisition to them in light of their particular circumstances.

Combination of Sherwood and Western Keltic

As of the date of this Circular, Sherwood expects that the Acquisition should constitute a taxable disposition of Western Keltic Shares by US Holders. Subject to the PFIC rules discussed below, if the Acquisition fails to qualify as a tax-deferred reorganization, the Acquisition would constitute a taxable disposition of Western Keltic Shares by US Holders and would result in the following US federal income tax consequences:

- a US Holder of Western Keltic Shares would recognize gain or loss equal to the difference between (i) the sum of the fair market value of Sherwood Shares or the US dollar value of the Canadian currency at the time of receipt by such US Holder and (ii) the US Holder's adjusted tax basis in the Western Keltic Shares surrendered in connection with the Acquisition;
- the aggregate tax basis of Sherwood Shares received by a US Holder of Western Keltic Shares in the Acquisition would be equal to the aggregate fair market value of Sherwood Shares at the time of receipt; and
- the holding period of Sherwood Shares received by a US Holder in the Acquisition would begin on the day after receipt.

Subject to the PFIC rules discussed below, any gain or loss recognized under the first bullet point generally will be capital gain or loss if the Western Keltic Shares were held as capital assets at the time of the Acquisition and will be long-term capital gain or loss if the US Holder's holding period for the Western Keltic Shares is more than one year at the time of the Acquisition. Preferential tax rates for long-term capital gains are applicable to a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder that is a corporation. Deductions for capital losses are subject to significant limitations.

There is a possibility that the Acquisition may qualify as a tax-deferred reorganization under section 368(a) of the Code (a "**Reorganization**"). Whether the Acquisition qualifies as a Reorganization will depend on the resolution of numerous factual issues, some of which may not be known until the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction, and the application of complex US federal income tax laws. Sherwood has not determined how any Subsequent Acquisition Transaction would be structured, and as of the date of this Circular, Sherwood does not expect that the US federal income tax consequences to US Holders will be a significant factor in determining the structure of any such Subsequent Acquisition Transaction. The requirements that must be satisfied in order for the Acquisition to qualify as a Reorganization are complex, and each US Holder should consult its own tax advisor regarding these requirements.

Information Reporting

If the Acquisition qualifies as a Reorganization, US Holders that exchange Western Keltic Shares for Sherwood Shares pursuant to the Acquisition and that are "significant holders" (defined as taxpayers that hold five percent or more of a public company) are required to report certain information to the IRS on their US federal income tax returns for the taxable year in which the Acquisition occurs and all such US Holders must retain certain records related to the Acquisition. Each US Holder should consult its own tax advisor regarding its information reporting and record retention responsibilities in connection with the Acquisition.

Dissenting US Holders

In the event of a Compulsory Acquisition or Subsequent Acquisition Transaction, a US Holder may be able to exercise Dissent Rights as described in Section 8 of the Circular. A US Holder who exercises the Dissent Rights from the Acquisition will recognize gain or loss on the exchange of such holder's Western Keltic Shares for cash in an amount equal to the difference between (a) the US dollar value on the date of receipt of the Canadian currency (other than amounts, if any, which are or are deemed to be interest for US federal income tax purposes, which amounts will be taxed as ordinary income) and (b) such holder's adjusted tax basis in its Western Keltic Shares. Subject to the PFIC rules discussed below, such gain or loss generally will be capital gain or loss if the Western Keltic Shares were held as capital assets at the time of the Acquisition and will be long-term capital gain or loss if the US Holder's holding period for such Western Keltic Shares is more than one year. Preferential tax rates for long-term capital gains are applicable to a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder that is a corporation.

Foreign Currency

The fair market value of any foreign currency received by a US Holder in the Acquisition will generally be based on the rate of exchange on the date of receipt. A subsequent disposition of any foreign currency received (including an exchange for US currency) will generally give rise to ordinary gain or loss.

Foreign Tax Credit

A US Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Acquisition may be entitled to elect to receive either a deduction or a credit for US federal income tax purposes. There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate Western Keltic Share of the US Holder's US federal income tax liability that the US Holder's "foreign source" taxable income bears to the US Holder's worldwide taxable income. In applying this limitation, a US Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "US source." Gain on the disposition of Western Keltic Shares generally will be US source gain for purposes of applying the foreign tax credit rules, unless the gain is subject to tax in Canada and resourced as foreign source gain under the provisions of the Canada-US Tax Convention.

Ownership of Sherwood Shares

The following is a summary of certain material US federal income tax consequences to a US Holder arising from and relating to the ownership and disposition of Sherwood Shares.

General Taxation of Distributions

Subject to the PFIC rules discussed below, a US Holder that receives a distribution, including a constructive distribution, with respect to the Sherwood Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of Sherwood, as computed for US federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of Sherwood, such distribution will be treated first as a tax-free return of capital to the extent of a US Holder's tax basis in the Sherwood Shares and thereafter as gain from the sale or exchange of such Sherwood Shares. (See "Disposition of Sherwood Shares" below). Dividends received on the Sherwood Shares generally will not be eligible for the "dividends received deduction".

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by Sherwood generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Sherwood is a "qualified foreign corporation" (as defined below), (b) the US Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Sherwood Shares that have been held by such US Holder for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.

Sherwood generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if Sherwood is eligible for the benefits of the Canada-US Tax Convention or, if not, the Sherwood Shares are readily tradable on an established securities market in the US. However, even if Sherwood satisfies one or more of such requirements, Sherwood will not be treated as a QFC if Sherwood is a PFIC for the taxable year during which Sherwood pays a dividend or for the preceding taxable year.

As discussed below, based on current business plans and financial projections, Sherwood does not believe that it will be a PFIC for the taxable year ending December 31, 2008. (See "Additional Rules that May Apply to US Holders — Passive Foreign Investment Company" below). However, there can be no assurance that the IRS will not challenge the determination made by Sherwood concerning its PFIC status or that Sherwood will not be a PFIC for its taxable year ending December 31, 2008 or any subsequent taxable year.

If Sherwood is not a QFC, a dividend paid by Sherwood to a US Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Under current law, a dividend paid by Sherwood in a taxable year beginning on or after January 1, 2011 will generally be taxed at ordinary income tax rates.

Distributions Paid in Foreign Currency

The amount of a distribution received on the Sherwood Shares in foreign currency generally will be equal to the US dollar value of such distribution based on the exchange rate applicable on the date of receipt. A US Holder that does not convert foreign currency received as a distribution into US dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the US dollar value of such foreign currency on the date of receipt. Such a US Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for US dollars).

Disposition of Sherwood Shares

A US Holder will recognize gain or loss on the sale or other taxable disposition of Sherwood Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such US Holder's adjusted tax basis in the Sherwood Shares sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Sherwood Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a US Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a US Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A US Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on the Sherwood Shares generally will be entitled, at the election of such US Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a US Holder's US federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a US Holder's income subject to US federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a US Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a US Holder's US federal income tax liability that such US Holder's "foreign source" taxable income bears to such US Holder's worldwide taxable income. In applying this limitation, a US Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "US source." In addition, this limitation is calculated separately with respect to specific categories of income. Gain or loss recognized by a US Holder on the sale or other taxable disposition of Sherwood Shares generally will be treated as "US source" for purposes of applying the foreign tax credit rules unless the gain is subject to tax in Canada and resourced as foreign source gain under the Canada-US Tax Convention. Dividends received on the Sherwood Shares generally will be treated as "foreign source" and generally will be categorized as "passive income." Income or loss on the sale or other taxable disposition of foreign currency will be US source. The foreign tax credit rules are complex, and each US Holder should consult its own tax advisor regarding the foreign tax credit rules.

Treatment of either Sherwood or Western Keltic as a PFIC

The foregoing discussion assumes that Sherwood will not be a PFIC for any year including or beginning after the Effective Time of the Acquisition, and that Western Keltic was not a PFIC for any taxable year during which a US Holder held Western Keltic Shares.

A non-US corporation is classified as a PFIC for each taxable year in which (a) 75% or more of its income is passive income (as defined for US federal income tax purposes) or (b) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. In addition, if a corporation is classified as a PFIC for any taxable year during which a US Holder has held shares of such corporation, such corporation may continue to be classified as a PFIC for any subsequent taxable year in which the US Holder continues to hold the shares even if the corporation's income and costs are no longer passive in nature in that subsequent taxable year. For purposes of the PFIC provisions, passive income generally includes dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining whether or not it is classified as a PFIC, a non-US corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest. In addition, if a non-U.S. corporation is a PFIC and owns shares of another foreign corporation that also is a PFIC, a U.S. shareholder may be treated as if it owned the shares of such other foreign corporation directly for purposes of the PFIC rules.

Consequences if Western Keltic Classified as a PFIC

A US Holder of Western Keltic Shares would be subject to special, adverse tax rules in respect of the Acquisition if Western Keltic were classified as a PFIC for any taxable year during which a US Holder holds or held Western Keltic Shares.

PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, there can be no assurance that Western Keltic has never been and will not become a PFIC for any taxable year during which US Holders hold Western Keltic Shares.

If Western Keltic is classified as a PFIC for any taxable year during which a US Holder holds Western Keltic Shares, special rules may increase such US Holder's US federal income tax liability. Under the PFIC rules:

- the Acquisition may be treated as a taxable exchange even if such transaction qualifies as a Reorganization;
- any gain on the sale, exchange, or other disposition of Western Keltic Shares and any "excess distribution" (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the past three years) will be allocated ratably over such US Holder's holding period for the Western Keltic Shares;
- the amount allocated to the current taxable year and any year prior to the first year in which Western Keltic was classified as a PFIC will be taxed as ordinary income in the current year;
- the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and
- an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years, which interest charge is not deductible by non-corporate US Holders.

A US Holder that has made a "qualified electing fund" election under Section 1295 of the Code or a "mark-to-market" election under Section 1296 of the Code may not be subject to the PFIC rules described above. US Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules or the availability of the qualified electing fund or mark-to-market elections.

Treatment of Sherwood as a PFIC

Whether Sherwood will be considered a PFIC for the taxable year including the Effective Date of the Acquisition, or for any subsequent taxable year, will depend on the assets and income of Sherwood over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Circular. Accordingly, there can be no assurance that Sherwood will not be considered a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year. Based on current business plans and financial projections, Sherwood expects that it will not meet the definition of a PFIC for its taxable year ending December 31, 2008. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, there can be no assurance that Sherwood will not become a PFIC for any taxable year during which US Holders hold Sherwood Shares.

US Holders should be aware that, in the event that Sherwood becomes a PFIC, there can be no assurance that Sherwood will supply US Holders with the information and statements that such US Holders require to make a "qualified electing fund" election under Section 1295 of the Code. Accordingly, each US Holder should consult its own tax advisor regarding the potential PFIC status of Sherwood and how the PFIC rules (including elections available thereunder) would affect the US federal income tax consequences of the ownership and disposition of Sherwood Shares.

Backup Withholding Tax and Information Reporting Requirements

Unless the US Holder is a corporation or other exempt recipient, payments to certain US Holders of dividends made on Sherwood Shares, or the proceeds of the sale or other disposition of the Western Keltic Shares or the Sherwood Shares that are made within the United States or through certain United States related financial intermediaries may be subject to information reporting and US federal backup withholding tax at the rate of twenty-eight percent (28%) (subject to periodic adjustment) if the US Holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable US information reporting or certification requirements. Any amount withheld from a payment to a US Holder under the backup withholding rules is allowable as a credit against the US Holder's US federal income tax, provided that the required information is furnished to the IRS.

23. Depositary

Sherwood has engaged Computershare Investor Services Inc. to act as Depositary for the receipt of Western Keltic Shares and related Letters of Transmittal deposited to the Offer and for the payment for Western Keltic Shares purchased by Sherwood pursuant to the Offer. The Depositary will also receive Notices of Guaranteed Delivery at its offices in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all Western Keltic Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Western Keltic Shares from CDS and DTC. The Depositary will receive reasonable and customary compensation from Sherwood for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Sherwood has also agreed to indemnify the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the provincial securities laws of Canada.

24. Financial Advisor to the Offeror

The Offeror has retained Dundee Securities to serve as financial advisor to the Offeror.

No fee or commission will be payable by Shareholders who transmit their Western Keltic Shares directly to the Depositary.

25. Information Agent

Sherwood has retained Kingsdale Shareholder Services Inc. to act as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from Sherwood for services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses incurred in connection therewith.

Except as set forth above, the Offeror will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of the Western Keltic Shares pursuant to the Offer, provided that the Offeror may make other arrangements with soliciting dealers and/or information agents outside of Canada.

Shareholders should contact the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing their Western Keltic Shares with the Depositary.

26. Offerees' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides securityholders of Western Keltic with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Holders of Western Keltic Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

27. Directors' Approval

The contents of the Offer and Circular have been approved and the sending thereof to the Shareholders has been authorized by the Board of Directors of Sherwood.

30. Expenses of the Offer

Sherwood will fund the costs and expenses it incurs as a result of the Offer relating to legal, audit, printing, financial advisory solicitation and regulatory matters, and Sherwood has sufficient funds available to pay all such costs and expenses. Sherwood estimates that such costs and expenses of the Offer will be C$850,000on the basis that the Offer is successful.

31. Available Information

Sherwood files reports and other information with Canadian securities regulatory authorities. These reports and information are available to the public free of charge under its profile on SEDAR at *www.sedar.com.*

32. Experts

With respect to technical information relating to Sherwood contained herein and in the Annual Information Form which is incorporated by reference in this Offer and Circular (the "AIF"), Stephen P. Quin, P. Geo., the President, CEO and a director of Sherwood, has supervised the preparation of such disclosure as a "qualified person" for the purposes of NI 43-101. Brad Mercer, P. Geo. is responsible for supervising the exploration activities at the Minto Project. Each of Mr. Quin and Mr. Mercer holds less than 1% of the issued and outstanding securities of Sherwood and no securities of Western Keltic.

Subsequent to the AIF, as noted in Section 1 of the Circular, "Sherwood – Overview", Sherwood arranged for the independent PFS to be completed under the supervision of SRK Consulting (Canada) Ltd. which superceded the DFS completed by Hatch Ltd. Gordon Doerksen, P.E. (WY) was project overview "qualified person" for the PFS. Mr. Doerksen has not received any registered or beneficial interests, direct or indirect, in any securities or other property of Sherwood or of one of Sherwood's associates or affiliates (based on information provided to Sherwood by the expert) or is or is expected to be elected, appointed or employed as a director, officer or employee of Sherwood or of any associate or affiliate of Sherwood.

33. Legal Matters

Certain legal matters relating to the Offer and to the Sherwood Shares to be distributed pursuant to the Offer will be reviewed by DuMoulin Black LLP, Vancouver, British Columbia and Blake, Cassels & Graydon LLP and certain U.S. legal matters relating to the Offer will be reviewed by Dorsey & Whitney LLP, Seattle, Washington. As of the date hereof, the partners and associates of DuMoulin Black LLP as a group, the partners and associates of Blake, Cassels & Graydon LLP as a group and the partners and associates of Dorsey & Whitney LLP as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding Sherwood Shares.

34. Auditors

Deloitte & Touche LLP is the auditor of Sherwood and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia. Deloitte & Touche LLP was first appointed as auditor on June 6, 2007. Prior to the appointment of Deloitte & Touche LLP, PricewaterhouseCoopers LLP was the auditor of Sherwood for the 13-month period ended December 31, 2006. Prior to the appointment of PricewaterhouseCoopers LLP, Staley Okada & Partners was the auditor of Sherwood for the year ended November 30, 2005.

CONSENTS OF AUDITORS

We have read the offer to purchase of Sherwood Copper Corporation ("**Sherwood**") dated December 24, 2007 relating to the offer by Sherwood to purchase all of the outstanding common shares of Western Keltic Mines Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned offer to purchase of our report to the shareholders of Sherwood on the audited consolidated balance sheet of Sherwood as at November 30, 2005 and consolidated statement of loss and deficit and cash flows for the year ended November 30, 2005. Our report is dated February 3, 2006, except as to Notes 8f, 12c and 12d which are as of February 24, 2006.

Vancouver, British Columbia
December 24, 2007

STALEY, OKADA & PARTNERS
Chartered Accountants

We have read the offer to purchase of Sherwood Copper Corporation ("**Sherwood**") dated December 24, 2007 relating to the offer by Sherwood to purchase all of the outstanding common shares of Western Keltic Mines Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned offer to purchase of our report to the shareholders of Sherwood on the consolidated balance sheets of Sherwood as at December 31, 2006 and the consolidated statements of operations and deficit and cash flows for the 13-month period ended December 31, 2006. Our report is dated April 23, 2007.

Vancouver, British Columbia
December 24, 2007

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

CONSENTS OF COUNSEL

To the Directors of
Sherwood Copper Corporation

We hereby consent to the references to our name contained under the heading "Legal Matters" in the Circular accompanying the Offer dated December 24, 2007 made by Sherwood Copper Corporation to the holders of common shares of Western Keltic Mines Inc.

Vancouver, British Columbia
December 24, 2007

DUMOULIN BLACK LLP

To the Directors of
Sherwood Copper Corporation

We hereby consent to the references to our name contained under the heading "Legal Matters" and to our opinion contained under "Certain Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated December 24, 2007 made by Sherwood Copper Corporation to the holders of common shares of Western Keltic Mines Inc.

Vancouver, British Columbia
December 24, 2007

BLAKE, CASSELS & GRAYDON LLP

To the Directors of
Sherwood Copper Corporation

We hereby consent to the references to our name contained under the heading "Legal Matters" in the Circular accompanying the Offer dated December 24, 2007 made by Sherwood Copper Corporation to the holders of common shares of Western Keltic Mines Inc.

Seattle, Washington
December 24, 2007

DORSEY & WHITNEY LLP

CONSENTS OF EXPERTS

I, Gordon Doerksen, B.S., P.E. (Wyoming) of SRK Consulting (Canada) Inc., hereby confirm that I have read the Offer and Circular of Sherwood Copper Corporation ("**Sherwood**") furnished with Sherwood's offer dated December 24, 2007 to purchase all of the outstanding common shares of Western Keltic Mines Inc.

I hereby consent to the use of my name in connection with references to my involvement in the preparation of the report entitled "Area 2 Pre-Feasibility Study – Minto Mine, Yukon" dated November 30, 2007 (the "**PFS**") and to references to the PFS, or portions thereof, in the Offer and Circular and to the inclusion and incorporation by reference of information derived from the PFS in the Offer and Circular.

I also hereby confirm that I have read the written disclosure of the PFS and extracts from or a summary of the PFS contained in the Offer and Circular and that I have no reason to believe there are any misrepresentations in the information contained therein that are derived from the PFS or that is within my knowledge as a result of the services that I have performed in connection with the PFS.

Vancouver, British Columbia
December 24, 2007

Gordon Doerksen
(On my own behalf and on behalf of SRK Consulting (Canada) Inc.)

I, Stephen P. Quin, P. Geo, hereby confirm that I have read the Offer and Circular of Sherwood Copper Corporation ("**Sherwood**") furnished with Sherwood's offer dated ________________________, 200 to purchase all of the outstanding common shares of Western Keltic Mines Inc.

I hereby consent to the reference to my name under "Sherwood" and "Experts" in the Offer and Circular.

Vancouver, British Columbia

STEPHEN P. QUIN, P.GEO.

December 24, 2007

I, Brad Mercer, P.Geo., hereby confirm that I have read the Offer and Circular of Sherwood Copper Corporation ("**Sherwood**") furnished with Sherwood's offer dated ________________________, 200 to purchase all of the outstanding common shares of Western Keltic Mines Inc.

I hereby consent to the reference to my name under "Sherwood" and "Experts" in the Offer and Circular.

Vancouver, British Columbia
December 24, 2007

BRAD MERCER, P.GEO.

APPROVAL AND CERTIFICATE OF SHERWOOD COPPER CORPORATION

The contents of the Offer and Circular, together with the Annex included therein, have been approved by, and the sending, communication or delivery thereof to the shareholders has been authorized by, the board of directors of Sherwood. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer or the securities to be distributed hereunder.

Dated: December 24, 2007.

(Signed) STEPHEN P. QUIN
President and Chief Executive Officer

(Signed) RICHARD GODFREY
Chief Financial Officer

On behalf of the board of directors

(Signed) BRUCE MCLEOD
Director

(Signed) COLIN BENNER
Director

ANNEX A

CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF SHERWOOD COPPER CORPORATION

The name, province or state, country of residence, position or office held with Sherwood and principal occupation during the past five years of each director and executive officer of Sherwood are described below:

Name and Address	Office or Position Held	Previous Service as a Director	Principal Occupation during past five years
Roy H. Hudson[(1)(2)] Alberta, Canada	Director	Since 2000	Barrister & Solicitor, Davis & Company LLP since September 2004; prior to that since July 2002, Barrister & Solicitor Borden Ladner Gervais LLP; prior to that Barrister & Solicitor Armstrong Perkins Hudson LLP
James Crombie[(1)(2)] Nassau, Bahamas	Director	Since 2001	President, Palmarejo Silver and Gold Corporation; Peruvian Gold Corp.
Ray Antony[(1)] Alberta, Canada	Director	Since 2000	Independent businessman, President of Breakside Energy Ltd 2004-2006, President of Resolution Resources Ltd. 2001-2004
Stephen Quin[(3)] British Columbia, Canada	President, Chief Executive Officer and Director	Since 2001	President & CEO, Sherwood Copper Corporation; prior to Sept.1, 2005 Executive Vice President of Miramar Mining Corporation. Professional Geoscientist.
D. Bruce McLeod[(3)] British Columbia, Canada	Executive Chairman and Director	Since 2001	Professional Mining Engineer; senior officer & director of Tenajon Resources Corp., International Northair Mines Ltd., Sherwood Copper Corporation, Troon Ventures Ltd. and New Dimension Resources Ltd.
John Gammon[(2)(3)] Ontario, Canada	Director	Since February 2006	President, John Gammon Associates Inc.; Assistant Deputy Minister, Mines and Minerals, Government of Ontario 1989-2005
Colin Benner British Columbia, Canada	Director	Since June 2007	Vice Chairman of Lundin Mining Corp. since April 2007; Vice Chairman and CEO of Lundin Mining Corp. from November 2006 to April 2007; Vice Chairman and CEO of Eurozinc Corporation from December 2004 to October 2006; President & CEO of Breakwater Resources Ltd., from December 2001 to December 2004
Brenda Nowak British Columbia, Canada	Corporate Secretary	N/A	Corporate Secretary, Northair Group of Companies since January 2007; Legal Assistant, DuMoulin Black LLP, July 2003 to January 2007; Legal Assistant/Office Manager, Nexus Venture Capital Lawyers, January 2000 to July 2003.
Richard Godfrey British Columbia, Canada	Chief Financial Officer	N/A	Chief Financial Officer of Sherwood Copper Corporation since April 2007; VP Finance of Eurozinc Mining from July 2006 to March 2007; Chief Financial Officer of Breakwater Resources Ltd. from June 2003 to June 2006.

(1) Denotes members of the Audit Committee.
(2) Denotes members of the Corporate Governance and Compensation Committee.
(3) Denotes members of the Environmental, Health and Safety Committee.

Any questions and requests for assistance may be directed to:


KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1 866 639 8111

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

The Depositary for the Offer may be contacted at the following telephone number and locations:

COMPUTERSHARE INVESTOR SERVICES INC.

By Registered Mail, Hand or Courier:
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

By Mail:
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

Inquiries:
North American Toll Free: 1-800-564-6253
Outside of North America: 1-514-982-7555
E-mail:
corporateactions@computershare.com

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER (DEFINED BELOW).

LETTER OF TRANSMITTAL

For Deposit of Shares

of

WESTERN KELTIC MINES INC.

pursuant to the Offer dated December 24, 2007 made by

SHERWOOD COPPER CORPORATION

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON JANUARY 29, 2008, UNLESS EXTENDED OR WITHDRAWN.

USE THIS LETTER OF TRANSMITTAL IF:

1. YOU ARE DEPOSITING A WESTERN KELTIC SHARE CERTIFICATE; OR

2. YOU PREVIOUSLY DEPOSITED WESTERN KELTIC SHARES PURSUANT TO A NOTICE OF GUARANTEED DELIVERY.

This Letter of Transmittal (the "Letter of Transmittal") or a facsimile hereof, properly completed and duly executed, together with all other required documents, must accompany share certificates representing common shares (the "Western Keltic Shares") of Western Keltic Mines Inc. ("Western Keltic"), which includes common shares that may become outstanding after the date of the Offer but before the time of expiry of the Offer upon exercise of stock options, share purchase warrants or other securities of Western Keltic that are convertible into or exchangeable or exercisable for common shares of Western Keltic deposited pursuant to the Offer dated December 24, 2007 (the "Offer") made by Sherwood Copper Corporation (the "Offeror") to holders of Western Keltic Shares ("Shareholders").

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and related Circular of the Offeror dated December 24, 2007 (as it may be amended, the "Circular") relating to the Offer have the meanings given to them in the Offer and Circular. Unless otherwise indicated, all references to "$" or "dollars" in this Letter of Transmittal refer to Canadian dollars.

Shareholders will receive 0.08 of a common share of the Offeror (a "Sherwood Share") for each Western Keltic Share deposited.

No fractional Sherwood Shares will be issued pursuant to the Offer. Where the aggregate number of Sherwood Shares to be issued to a Shareholder would result in a fraction of a Sherwood Share being issuable, the number of Sherwood Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

Computershare Investor Services Inc. (the "Depositary") (the addresses and telephone number of which are on the back page of this Letter of Transmittal), the Information Agent or your broker or other financial advisor can assist you in completing this Letter of Transmittal. A Shareholder who wishes to deposit Western Keltic Shares pursuant to the Offer and whose Western Keltic Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Western Keltic Shares pursuant to the Offer.

Shareholders who wish to deposit Western Keltic Shares, but whose certificates representing such Western Keltic Shares are not immediately available or who are not able to deliver the certificates and all other required documents to the Depositary before the Expiry Time must deposit their Western Keltic Shares according to the guaranteed delivery procedure set forth in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery". See also Instruction 2, "Procedure for Guaranteed Delivery".

Delivery of this Letter of Transmittal to an address other than as set forth on the back page of this Letter of Transmittal will not constitute a valid delivery to the Depositary. You must sign this Letter of Transmittal in the appropriate space provided below and if you are a U.S. Shareholder, you must also complete the Substitute Form W-9 set forth below (See Instruction 8, "U.S. Shareholders and Substitute Form W-9").

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Sherwood Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), provided by Rule 802 thereunder. No Sherwood Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Sherwood is satisfied that the investment decision is being made in Idaho, Iowa, Kansas, Maine, Michigan, Minnesota, Missouri, Nevada, New Mexico, New York, Ohio, Oklahoma, Pennsylvania, South Carolina, South Dakota or Vermont, and that all required regulatory approvals have been received. Shareholders with investment decisions made in any other U.S. state or jurisdiction, or in a state named above in which Sherwood is not ultimately satisfied that all required regulatory approvals have been received who would otherwise receive Sherwood Shares in exchange for their Western Keltic Shares may, at the sole discretion of Sherwood, have such Sherwood Shares issued on their behalf to a selling agent, which shall, as agent for such Shareholders (and without liability except for gross negligence or wilful misconduct), sell such Sherwood Shares on their behalf over the facilities of the TSX Venture Exchange and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Shareholders. Sherwood will have no liability for any such proceeds received or the remittance thereof to such Shareholders.

Sherwood Shares issued to Shareholders pursuant to the Offer will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that Western Keltic Shares tendered by such Shareholders in the Offer are "restricted securities". Accordingly, if you tender Western Keltic Shares in the Offer that bear a U.S. Securities Act restrictive legend, any Sherwood Shares issued to you in exchange for such Western Keltic Shares shall also bear a U.S. Securities Act restrictive legend.

Shareholders in the United States should be aware that the disposition of Western Keltic Shares and the acquisition of Sherwood Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Shareholders are encouraged to consult their tax advisors. See "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular and "Certain United States Federal Income Tax Considerations" in Section 22 of the Circular.

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO: SHERWOOD COPPER CORPORATION

AND TO: COMPUTERSHARE INVESTOR SERVICES INC. (the "Depositary"), at its offices set out on the back page of this Letter of Transmittal

The undersigned delivers to you the enclosed certificate(s) representing Western Keltic Shares. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Western Keltic Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

BOX 1			
WESTERN KELTIC SHARES			
Certificate Number(s) (if available)	**Name(s) in which Registered (please print)**	**Number of Western Keltic Shares Represented by Certificate**	**Number of Western Keltic Shares Deposited***
	Total:		

*Unless otherwise indicated, the total number of Western Keltic Shares evidenced by all certificates delivered will be deemed to have been deposited.

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

The person signing this Letter of Transmittal (the "signatory") hereby acknowledges receipt of the Offer and accompanying Circular and acknowledges that there will be a binding agreement between the signatory and the Offeror effective immediately following the time at which the Offeror takes up the Western Keltic Shares covered by this Letter of Transmittal and delivers them to the Depositary (the "Deposited Shares") in accordance with the terms and subject to the conditions of the Offer. The signatory represents and warrants that: (i) the signatory has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, the "Distributions") being deposited to the Offer; (ii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person; (iii) the deposit of the Deposited Shares and Distributions complies with applicable Laws; and (iv) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

By virtue of the execution of this Letter of Transmittal, the signatory shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Western Keltic Shares deposited pursuant to the Offer (including, without limitation, the status of the signatory as set out under (iii) above and in Box A) will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Offeror, the Information Agent, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer, the signatory irrevocably accepts the Offer for and in respect of the Deposited Shares and delivers to the Offeror the enclosed Western Keltic Share certificate(s) representing the Deposited Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares and any and all Distributions.

Shareholders will receive 0.08 of a Sherwood Share for each Western Keltic Share deposited pursuant to the Offer.

If, on or after the date of the Offer, Western Keltic should divide, combine, reclassify, consolidate, convert or otherwise change any of the Western Keltic Shares or its capitalization, or disclose that it has taken or intends to take any such action, the Offeror, in its sole discretion and without prejudice to its rights under Section 2 of the Offer, "Conditions of the Offer", may make such adjustments as it considers appropriate to the purchase price and the other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor) to reflect that division, combination, reclassification, consolidation, conversion or other change.

Western Keltic Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims, equities and rights of others and together with all rights and benefits arising therefrom, including, without limitation, the right to all dividends, distributions, payments, securities, property, rights, assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Western Keltic Shares, whether or not separated from the Western Keltic Shares, but subject to any Western Keltic Shares being validly withdrawn by or on behalf of a depositing Shareholder. If, on or after the date of the Offer, Western Keltic should declare, set aside, or pay any dividend or declare, make or pay any other distribution or payment on, or declare, allot, reserve or issue, any securities, rights or other interests with respect to any Western Keltic Share which is or are payable or distributable to Shareholders on a record date that is prior to the date of transfer into the name of the Offeror or its nominee or transferee on the register of Shareholders maintained by Western Keltic or its transfer agent of such Western Keltic Share following acceptance thereof for purchase pursuant to the Offer, then (and without prejudice to its rights under Section 2 of the Offer, "Conditions of the Offer") the whole of any such dividend, distribution, payment, right or other interest, will be received and held by the depositing Shareholder for the account of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, right or other interest and may withhold the entire amount of consideration payable by the Offeror pursuant to the Offer or deduct from consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

By execution of this Letter of Transmittal, the Shareholder, irrevocably constitutes and appoints, effective on and after the date (the "Effective Date") that the Offeror takes up for the Deposited Shares covered by this Letter of Transmittal (which Western

Keltic Shares upon being taken up are, together with any Distributions thereon, referred to as the "Purchased Securities"), any one of the President and Chief Executive Officer or the Chief Financial Officer of the Offeror and any other person designated by the Offeror in writing (each an "Appointee") as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the depositing Shareholder with respect to the Purchased Securities, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest):

1. to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by Western Keltic or its transfer agent;

2. for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent given prior to or after the Effective Date, to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities, for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Western Keltic;

3. to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

4. to exercise any other rights of a holder of Purchased Securities.

A Shareholder accepting the Offer agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of securities of Western Keltic and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities, and to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. **Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney in fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.**

A Shareholder accepting the Offer covenants under the terms of this Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror and acknowledges that all authority herein conferred or agreed to be conferred is, to the extent permitted by Law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

The Depositary will act as the agent of persons who have deposited Western Keltic Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Western Keltic Shares. Settlement with each Shareholder who has deposited Western Keltic Shares pursuant to the Offer will be made by the Depositary forwarding to the depositing Shareholder a share certificate representing the Sherwood Shares (or a cheque for the net proceeds of any sale of such Sherwood Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) to which the depositing Shareholder is entitled.

Unless otherwise directed in this Letter of Transmittal, share certificates (or a cheque for the net proceeds of any sale of such Sherwood Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) will be issued in the name of the registered holder of the Deposited Shares covered by this Letter of Transmittal. Unless the depositing Shareholder instructs the Depositary to hold the share certificates (or a cheque for the net proceeds of any sale of such Sherwood Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) for pick-up by checking the appropriate box in this Letter of Transmittal, such share certificate (or a cheque for the net proceeds of any sale of such Sherwood Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) will be forwarded by mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the share certificate (or a cheque for the net proceeds of any sale of such Sherwood Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) will be sent to the address of the depositing Shareholder as shown on the register of Shareholders maintained by Western Keltic or its transfer agent. Share certificates (or a cheque for the net proceeds of any sale of such Sherwood Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

If any Deposited Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Western Keltic Shares than are deposited, certificates for unpurchased Western Keltic Shares will be returned to the depositing Shareholder as soon as is practicable following the termination or withdrawal of the Offer by sending new certificates representing Western Keltic Shares not purchased or by returning the deposited certificates (and other relevant documents). Certificates (and other relevant documents) will be forwarded by mail in the name of and to the address specified by the Shareholder in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Western Keltic or its transfer agent, as soon as practicable after the termination of the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Western Keltic Shares directly with the Depositary to accept the Offer (other than brokerage commissions and other expenses in connection with the sale of Sherwood Shares on behalf of ineligible Shareholders over the facilities of the TSX Venture Exchange).

By reason of the use by the signatory of an English language form of Letter of Transmittal, the signatory shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le signataire, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre acceptée par cette letter d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

Box A

REGISTRATION INSTRUCTIONS

ISSUE SHERWOOD SHARES (OR CHEQUE, IF APPLICABLE) IN THE NAME OF:
(please print or type)

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (or Zip) Code)

____
(Telephone – Business Hours)

____
(Tax Identification or Social Security Number of U.S. Shareholder)

Box B

DELIVERY INSTRUCTIONS

SEND SHERWOOD SHARES (OR CHEQUE, IF APPLICABLE) (Unless Box C is checked) TO:
(please print or type)

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (or Zip) Code)

____
(Telephone – Business Hours)

____
(Tax Identification or Social Security Number of U.S. Shareholder)

BOX C
SPECIAL PICK-UP INSTRUCTIONS

☐ HOLD SHERWOOD SHARES (OR CHEQUE, IF APPLICABLE) FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY.

BOX D-1
U.S. SHAREHOLDERS – TAX
(See Instruction 8)

A U.S. Shareholder is any Shareholder that is either (A) providing an address in Box B which is located within the United States or any territory or possession thereof, or (B) a U.S. person for United States federal income tax purposes.

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:

☐ The owner signing this Letter of Transmittal represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐ The owner signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

IF YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN THE INSTRUCTIONS.

BOX D-2
U.S. SHAREHOLDERS – STATE LAWS

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, or if the address for delivery of the Sherwood Shares is in the United States, you represent that the person making the investment decision to tender Western Keltic Shares to the Offer is resident in the state or other jurisdiction listed in Box A (Registration Instructions), unless you check the following box and list below the state or other jurisdiction in which such person is resident. If you are acting on behalf of multiple persons located in multiple jurisdictions, please indicate each applicable jurisdiction and the number of Western Keltic Shares for each jurisdiction.

☐ The owner signing this Letter of Transmittal represents that the person making the investment decision to tender Western Keltic Shares to the Offer is resident in the following state or other jurisdiction:

____
____
____

YOU ACKNOWLEDGE THAT SHERWOOD IS RELYING ON THE FOREGOING REPRESENTATIONS IN DETERMINING WHETHER YOU ARE ELIGIBLE TO RECEIVE SHERWOOD SHARES. YOU ACKNOWLEDGE AND AGREE THAT IF SHERWOOD DETERMINES IN ITS SOLE DISCRETION THAT YOU ARE NOT ELIGIBLE TO RECEIVE SHERWOOD SHARES, OR IF THIS BOX IS PARTIALLY BUT NOT FULLY COMPLETED OR IS COMPLETED BUT IS ILLEGIBLE, SHERWOOD IS ENTITLED TO TREAT YOU AS BEING INELIGIBLE TO RECEIVE SHERWOOD SHARES AND ELIGIBLE TO RECEIVE ONLY A CHEQUE IN THE MANNER OUTLINED IN THE OFFER AND CIRCULAR.

BOX E
DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY
(See Instruction 2)

☐ CHECK HERE IF WESTERN KELTIC SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder ____________________________

Date of Execution of Notice of Guaranteed Delivery ____________________________

Window Ticket Number (if any) ____________________________

Name of Institution which Guaranteed Delivery ____________________________

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by
(if required under Instruction 4):

Date: ______________________, 200___

____
Authorized Signature of Guarantor

____
Signature of Shareholder or Authorized Representative
– See Instruction 3,4 and 5

____
Name of Guarantor
(please print or type)

____
Name of Shareholder or Authorized
Representative (please print or type)

____
Address of Guarantor
(please print or type)

____
Daytime telephone number and facsimile of Shareholder
or daytime telephone number and
facsimile of Authorized Representative

____
Tax Identification or
Social Security Number of U.S. Shareholder

Additional signatures for joint Shareholders
(if required)

Date: ______________________, 200___

____
Signature of Shareholder or Authorized Representative
– See Instruction 3,4 and 5

____
Name of Shareholder or Authorized
Representative (please print or type)

____
Daytime telephone number and facsimile of Shareholder
or daytime telephone number and
facsimile of Authorized Representative

____
Tax Identification or
Social Security Number of U.S. Shareholder

SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE Form W-9 **Department of the Treasury Internal Revenue Service** **Payer's Request for Taxpayer Identification Number and Certification**	**Part 1** — Please provide your name in the box at right. Taxpayer Identification Number ("TIN") — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW. Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.	________________ Social Security Number(s) (If awaiting TIN, write "Applied For") OR ________________ Employer Identification Number(s) (If awaiting TIN, write "Applied For")
	Part 2 — For payees exempt from backup withholding, please write "exempt" here (see Instructions):	

Name ____________________________________

Business Name ____________________________________

Please Check Appropriate box

☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other

Address ____________________________________

City ________________ State ________________ Zip Code ____________

Part 3 — Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me) and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. person (including a U.S. resident alien).

Certificate Instructions. You must cross out Item (2) in "Part 3 – Certification" above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

Signature of U.S. person ________________________ Date ________________, 200__

NOTE: FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE OFFER. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.

Signature of U.S. person ________________________ Date ________________, 200__

INSTRUCTIONS

1. **Use of Letter of Transmittal**

(a) This Letter of Transmittal or a facsimile thereof, properly completed and duly executed, covering the Western Keltic Shares deposited pursuant to the Offer, in either case with the signature(s) guaranteed if required in Instruction 4 below, together with accompanying certificate(s) representing the Deposited Shares and all other documents required by the terms of the Offer and this Letter of Transmittal must be received by the Depositary at any of the offices specified on the back cover page at or before 5:00 p.m. (Toronto time) on January 29, 2008 (the "Expiry Time"), unless the Offer in respect of the Western Keltic Shares is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b) **The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Western Keltic Shares and all other required documents is at the option and risk of the depositing Shareholder. If certificate(s) for Western Keltic Shares are to be sent by mail, registered mail with return receipt requested and properly insured is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to such time. Delivery will only be effective upon actual receipt of certificate(s) for such Western Keltic Shares by the Depositary.**

(c) Shareholders whose Western Keltic Shares are registered in the name of an investment advisor, stock broker, bank, trust company, depositary or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Western Keltic Shares.

2. **Procedure for Guaranteed Delivery**

If a Shareholder wishes to deposit Western Keltic Shares pursuant to the Offer and the certificate(s) representing such Western Keltic Shares is (are) not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary at or prior to the Expiry Time, those Western Keltic Shares may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution (as defined below); and

(b) a properly completed and duly executed Notice of Guaranteed Delivery (printed on yellow paper) in the form accompanying the Offer and Circular (or a manually signed facsimile thereof), including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at its office in Toronto, Ontario listed in the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary at its office in Toronto, Ontario listed in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks or trust companies in the United States.

3. **Signatures**

No signature guarantee is required on this Letter of Transmittal if:

(a) this Letter of Transmittal is signed by the registered owner of the Western Keltic Shares exactly as the name of the registered holder appears on the Western Keltic Share certificate(s) deposited herewith, and the certificates for Sherwood Shares issuable (or a cheque for the net proceeds of any sale of such Sherwood Shares, less any brokerage commissions, other expenses and applicable withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)), pursuant to the Offer, are to be delivered directly to such registered holder (if such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal), or

(b) Western Keltic Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Western Keltic Shares is registered in the name of a person other than the signatory of this Letter of Transmittal or if the certificate(s) for the Sherwood Shares issuable (or a cheque for the net proceeds of any sale of such Sherwood Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

4. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the securities register of Western Keltic or if payment is to be issued in the name of a person other than the registered owner(s) of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of the Offeror or the Depositary, in its sole discretion, may require additional evidence of authority or additional documentation.

6. Delivery Instructions

If any share certificate(s) (or cheque(s) for the net proceeds of any sale of such Sherwood Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) are to be sent to someone at an address other than the address of the Shareholder which appears in Box A on this Letter of Transmittal, entitled "Registration and Payment Instructions", then Box B on this Letter of Transmittal, entitled "Delivery Instructions", should be completed. If Box B is not completed, any share certificate(s) (or cheques) for the net proceeds of any sale of such Sherwood Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) issued in exchange for Western Keltic Shares will be mailed to the depositing Shareholder at the address of the Shareholder as it appears in Box A or, if no address of the Shareholder is provided in Box A, then it will be mailed to the address of the Shareholder as it appears on the securities register of Western Keltic. Any share certificate(s) (or cheque(s) for the net proceeds of any sale of such Sherwood Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7. Partial Deposits

If less than the total number of Western Keltic Shares evidenced by any certificate submitted is to be deposited, fill in the number of Western Keltic Shares to be deposited in Box 1 on this Letter of Transmittal. In such case, new certificate(s) for the number of Western Keltic Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (unless otherwise provided in Box B on this Letter of Transmittal). The total number of Western Keltic Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

8. U.S. Shareholders and Substitute Form W-9

United States federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for Western Keltic Shares must provide the Depositary with his correct Taxpayer Identification Number ("TIN"), which, in the case of a Shareholder who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained.

To prevent backup withholding, each U.S. Shareholder must provide his correct TIN by completing the "Substitute Form W-9" set forth in this document, which requires such holder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN); (2) that (i) the holder is exempt from backup withholding, (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends, or (iii) the Internal Revenue Service has notified the holder that they are no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the "W-9 Guidelines") for additional instructions.

If Western Keltic Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER.

9. Currency of Payment

Any cash payable under the Offer will be denominated in Canadian dollars.

10. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be acceptable. All depositing holders of Western Keltic Shares by execution of this Letter of Transmittal or a facsimile hereof waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by Law.

(d) The Offer and all contracts resulting from the acceptance of the Offer will be construed in accordance with and governed by the Laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party to a contract resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia.

(e) The Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Western Keltic Shares pursuant to the Offer (other than to the Depositary), except as otherwise set forth in the Offer and Circular.

(f) Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(g) All questions as to the validity, form, eligibility (including timely receipt) and acceptance of Western Keltic Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Western Keltic Shares. There shall be no duty or obligation of the Offerors, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in the Offer and Circular.

(h) Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses listed on the back cover.

11. Lost Certificates

If a share certificate has been lost, destroyed, mutilated or mislaid, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Western Keltic's registrar and transfer agent so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary or Western Keltic's transfer agent may contact you.

12. Assistance

THE DEPOSITARY (SEE BACK COVER PAGE FOR ITS ADDRESSES AND TELEPHONE NUMBER), THE INFORMATION AGENT, THE DEALER MANAGERS OR YOUR INVESTMENT ADVISOR, STOCK BROKER, TRUST COMPANY MANAGER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR DEPOSITED WESTERN KELTIC SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

FOR U.S. SHAREHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For This Type of Account:	Give The Taxpayer Identification
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)
5. Sole proprietorship	The owner(3)
6. A valid trust, estate, or pension trust	The legal entity(4)
7. Corporate	The corporation
8. Association, club, religious, charitable, educational, or other tax-exempt organization account	The organization
9. Partnership	The partnership
10. A broker or registered nominee	The broker or nominee
11. Account with the Department of Agriculture in the name of public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1) List first and circle the name of the person whose number you furnish. If only one person on an account has a social security number, that person's number must be used.

(2) Circle the minor's name.

(3) You must show your individual name, but you may also enter your "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number.

Payees Exempt from Backup Withholding

Payees specifically exempted from withholding include:

(i) An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

(ii) The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

(iii) An international organization or any agency or instrumentality thereof.

(iv) A foreign government and any political subdivision, agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

(i) A corporation.

(ii) A financial institution.

(iii) A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(iv) A real estate investment trust.

(v) A common trust fund operated by a bank under Section 584(a).

(vi) An entity registered at all times during the tax year under the Investment Company Act of 1940.

(vii) A middleman known in the investment community as a nominee or custodian.

(viii) A futures commission merchant registered with the Commodity Futures Trading Commission.

(ix) A foreign central bank of issue.

(v) A trust exempt from tax under Section 664 or described in Section 4947.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

PRIVACY ACT NOTICE – Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

Penalties

(1) **Failure to Furnish Taxpayer Identification Number.** – If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2) **Civil Penalty for False Information With Respect to Withholding.** – If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3) **Criminal Penalty for Falsifying Information.** – Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Any questions and requests for assistance may be directed to Computershare Investor Services Inc. at the telephone number and locations set out below:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, ON M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or by Courier

100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1
Attention: Corporate Actions

North America Toll Free: 1-800-564-6253
Outside of North America: 1-514-982-7555
E-Mail: corporateactions@computershare.com

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER (DEFINED BELOW).

NOTICE OF GUARANTEED DELIVERY

For Deposit of Shares

of

WESTERN KELTIC MINES INC.

pursuant to the Offer dated December 24, 2007 made by

SHERWOOD COPPER CORPORATION

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON JANUARY 29, 2008, UNLESS EXTENDED OR WITHDRAWN.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT YOUR WESTERN KELTIC SHARE CERTIFICATES ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE TO DELIVER YOUR WESTERN KELTIC SHARE CERTIFICATES TO THE DEPOSITARY ON OR BEFORE THE EXPIRY TIME.

This Notice of Guaranteed Delivery (the "Notice of Guaranteed Delivery") must be used to accept the offer dated December 24, 2007 (the "Offer") of Sherwood Copper Corporation (the "Offeror") to purchase all of the outstanding common shares (the "Western Keltic Shares") of Western Keltic Mines Inc. ("Western Keltic"), which includes common shares that may become outstanding after the date of the Offer but before the time of expiry of the Offer upon exercise of stock options, share purchase warrants or other securities of Western Keltic that are convertible into or exchangeable or exercisable for common shares of Western Keltic if (i) certificate(s) representing the Western Keltic Shares to be deposited are not immediately available, or (ii) the holder of the Western Keltic Shares (the "Shareholder") is not able to deliver the certificate(s) and all other required documents to Computershare Investor Services Inc. (the "Depositary") at or prior to the Expiry Time (as defined in the Offer). This Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario listed in this Notice of Guaranteed Delivery.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer and related Circular of the Offeror dated December 24, 2007 (as it may be amended, the "Circular") relating to the Offer have the meanings ascribed to them in the Offer and Circular. Unless otherwise indicated, all references to "$" or "dollars" in this Notice of Guaranteed Delivery refer to Canadian dollars.

Shareholders will receive 0.08 of a common share of the Offeror (the "Sherwood Shares") for each Western Keltic Share deposited.

No fractional Sherwood Shares will be issued pursuant to the Offer. Where the aggregate number of Sherwood Shares to be issued to a Shareholder would result in a fraction of a Sherwood Share being issuable, the number of Sherwood Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Sherwood Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), provided by Rule 802 thereunder. No Sherwood Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Sherwood is satisfied that the investment decision is being made in Idaho, Iowa, Kansas, Maine, Michigan, Minnesota, Missouri, Nevada, New Mexico, New York, Ohio, Oklahoma, Pennsylvania, South Carolina, South Dakota or Vermont, and that all required regulatory approvals have been received. Shareholders with investment decisions made in any other U.S. state or jurisdiction, or in a state named above in which Sherwood is not ultimately satisfied that all required regulatory approvals have been received who would otherwise receive Sherwood Shares in exchange for their Western Keltic Shares may, at the sole discretion of Sherwood, have such Sherwood Shares issued on their behalf to a selling agent, which shall, as agent for such Shareholders (and without liability except for gross negligence or wilful misconduct), sell such Sherwood Shares on their behalf over the facilities of the TSX Venture Exchange and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Shareholders. Sherwood will have no liability for any such proceeds received or the remittance thereof to such Shareholders.

Sherwood Shares issued to Shareholders pursuant to the Offer will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that Western Keltic Shares tendered by such Shareholders in the Offer are "restricted securities". Accordingly, if you tender Western Keltic Shares in the Offer that bear a U.S. Securities Act restrictive legend, any Sherwood Shares issued to you in exchange for such Western Keltic Shares shall also bear a U.S. Securities Act restrictive legend.

Shareholders in the United States should be aware that the disposition of Western Keltic Shares and the acquisition of Sherwood Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Shareholders are encouraged to consult their tax advisors. See "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular and "Certain United States Federal Income Tax Considerations" in Section 22 of the Circular.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to deposit Western Keltic Shares pursuant to the Offer and either the certificate(s) representing such Western Keltic Shares is (are) not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary before the Expiry Time, those Western Keltic Shares may nevertheless be validly deposited under the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution (as defined in the Offer);

(b) this Notice of Guaranteed Delivery (or a manually signed facsimile hereof), properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form set out below, is received by the Depositary at or prior to the Expiry Time at its office in Toronto, Ontario listed in this Notice of Guaranteed Delivery; and

(c) the certificate(s) representing all deposited Western Keltic Shares, together with a Letter of Transmittal (or a manually signed facsimile hereof), properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other documents required by the Letter of Transmittal, are received by the Depositary at any of its offices listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after the Expiry Date.

This Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario listed in this Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in this Notice of Guaranteed Delivery.

An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks or trust companies in the United States.

The undersigned understands and acknowledges that payment for Western Keltic Shares tendered pursuant to the Letter of Transmittal will be made only after timely receipt by the Depositary of (i) certificate(s) representing all deposited Western Keltic Shares and (ii) a Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after the date on which the Expiry Time occurs. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Western Keltic Shares on the purchase price of Western Keltic Shares purchased by the Offeror, regardless of any delay in making such payment, and that the consideration for Western Keltic Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for Western Keltic Shares delivered to the Depositary before the Expiry Time, even if the certificate(s) representing all deposited Western Keltic Share Certificates to be delivered pursuant to the guaranteed delivery procedures set forth in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", are not so delivered to the Depositary and, therefore, payment by the Depositary on account of such Western Keltic Shares is not made until after the take-up and payment of the Western Keltic Shares pursuant to the Offer.

The Depositary or your broker or other financial advisor can assist you in completing this Notice of Guaranteed delivery. Persons whose Western Keltic Shares are registered in the name of an investment advisor, broker, bank, trust company, depositary or other nominee should contact such nominee if they wish to accept the Offer.

All authority conferred, or agreed to be conferred, by this Notice of Guaranteed Delivery may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by Laws, survive the death or incapacity, bankruptcy or insolvency or the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

TO: SHERWOOD COPPER CORPORATION
AND TO: COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA FACSIMILE TO A NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATES TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES THE LETTER OF TRANSMITTAL AND ACCOMPANYING CERTIFICATE(S) MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES REPRESENTING WESTERN KELTIC SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. SUCH CERTIFICATES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

The undersigned hereby deposits with the Offeror, upon the terms and conditions set forth in the Offer and Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the Western Keltic Shares listed below, pursuant to the guaranteed delivery procedures set forth in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

WESTERN KELTIC SHARES			
Certificate Number(s) (if available)	**Name(s) in which Registered (please print)**	**Number of Western Keltic Shares Represented by Certificate**	**Number of Western Keltic Shares Deposited***
	Total:		

*Unless otherwise indicated, the total number of Western Keltic Shares evidenced by all certificates delivered will be deemed to have been deposited.

(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the above form.)

Signature(s) of Shareholder(s)	Address(es)
Name (please print or type)	
Date	Zip Code/Postal Code
	Daytime Telephone Number

GUARANTEE OF DELIVERY
(Not to be used for signature guarantee)

The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Western Keltic Shares deposited hereby in proper form for transfer, together with the Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any required signature guarantees, covering the deposited Western Keltic Shares and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after the date on which the Expiry Time occurs.

Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature
Address of Firm	Name (please print or type)
	Title
Zip Code/Postal Code	Date
Area Code and Telephone Number	

DO NOT SEND CERTIFICATES REPRESENTING WESTERN KELTIC SHARES WITH THIS FORM. SUCH CERTIFICATES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

Any questions and requests for assistance may be directed to Computershare Investor Services Inc. at the telephone number and locations set out below:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, ON M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or by Courier

100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1
Attention: Corporate Actions

North America Toll Free: 1-800-564-6253
Outside of North America: 1-514-982-7555
E-Mail: corporateactions@computershare.com

EXHIBIT 2.1

ANNUAL INFORMATION FORM


SHERWOOD
COPPER CORP.

For the year ended December 31, 2006

Dated April 30, 2007

TABLE OF CONTENTS

PRELIMINARY NOTES

In this Annual Information Form, Sherwood Copper Corporation is referred to as the "Company" or "Sherwood". All information contained herein is as at April 30, 2007, unless otherwise stated.

43-101 Report

As required by National Instrument 43-101, Sherwood has filed a technical report detailing the results of the feasibility study and the amendments discussed herein. This technical report is available on SEDAR at www.sedar.com or on Sherwood's website. This AIF sets out a summary of information contained in the Technical Report and, for investors to fully understand the information in this press release, they should read the Technical Report in its entirety, including all qualifications, assumptions and exclusions that relate to the information set out in this AIF.

Financial Statements

This Annual Information Form should be read in conjunction with the Company's consolidated financial statements and management's discussion and analysis for the year ended December 31, 2006. The financial statements and management's discussion and analysis are available under the Company's profile on the SEDAR website at www.sedar.com.

Currency

All sums of money which are referred to in this Annual Information Form are expressed in lawful money of Canada, unless otherwise specified.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Information Form contains "forward-looking statements". Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as those factors discussed under "Describe the Business – Risk Factors". Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

GLOSSARY OF TECHNICAL TERMS

In this Annual Information Form, the following technical terms have the following meanings:

Alteration	means chemical and mineralogical changes in a rock mass resulting from the passage of fluids.
Anomaly	means a deviation from uniformity. In the search for minerals, it is an area in which economic concentrations of minerals may be found.
Assay	means an analysis of the contents of metals in mineralized rocks.
Au	means gold.
Basalt	means an extrusive rock composed primarily of calcic plagioclase, pyroxene, with or without olivine.
Biotite	means a magnesium-iron mica widely distributed in igneous rocks.
Breccia	means a fragmental rock whose components are angular and not water-worn.
Chlorite	means in geology, the general term for hydrated silicates of aluminum, iron and magnesium.
Cu	means copper.
Deposit	means a mineralized body which has been physically delineated by drilling, trenching and/or underground work and may contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable orebody until final technical, legal and economic factors have been resolved.
Drill Holes	means a drilling method whereby rock is drilled with a diamond impregnated, hollow drilling bit which produces a continuous, in situ record of the rock mass intersected in the form of solid cylinders of rock which are referred to as core.
Disseminated	means a mineral deposit in which minerals occur as scattered particles in the rock.
Dyke	means a tabular body of igneous rock that cuts across the layering or fabric of the host rock.
EM	means electromagnetic.
Fabric	means the special arrangement and orientation of rock components, whether crystals or sedimentary particles, as determined by their sizes, shapes, etc.
Fault	means a fracture in a rock across which there has been displacement.
Feldspar	means one of a group of rock forming minerals which includes microcline, orthoclase, plagioclase and anorthoclase.

Fire Assay	means the assaying of metallic ores, usually gold and silver, by methods requiring a furnace heat. It commonly involves certain processes, including scorification and cupellation.
Float	means the term float or float rock means bunches, blotches, pieces or boulders of quartz or rock lying detached from, or resting upon, the earth's surface without any walls.
Foliation	means the preferred planar orientation of minerals and mineral aggregates in metamorphic rocks as distinguished from the stratification of sedimentary rocks.
GIS	means geographic information system.
Grade	means the amount of valuable mineral in each tonne of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.
g/t	means grams per metric tonne.
Host Rock	means a volume of rock within which mineralization or an orebody occurs.
Hydrothermal	means applied to metamorphic and magmatic emanations high in water content; the processes in which they are concerned; and the rocks or ore deposits, alteration products, and springs produced by them.
Igneous	means one of three main groups of rocks, often regarded as the primary source of material comprising the earth's surface, crystallized from a liquid (lava/magma).
Indicated Mineral Resources	means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
Inferred Mineral Resources	means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
Inverse Distance	means one divided by distance.
kt	means thousands of tonnes.
Mafic	means a general term used to describe ferromagnesian minerals and rocks where these minerals are abundant.

Measured Mineral Resources	means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
Metamorphosed	means a rock mass which has been subjected to metamorphism. Metamorphism is a geological process where the original mineral composition of a rock is changed or metamorphosed in response to local or regional scale changes in temperature, pressure and the action of chemically active fluids.
Mineral Reserve	means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting minerals and allowances for losses that may occur when the material is mined.
Mineral Resource	means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.
Mineralization	means rock containing significant amounts of mineral(s) that is (are) of economic interest which may be established by prospecting, trenching and drilling.
Mt	means millions of tonnes.
NSR	means net smelter return royalty.
Ore	means rock that contains one or more minerals or metals, at least one of which has commercial value and which can be recovered at a profit.
Outcrop	means an exposure of rock at the earth's surface.
Pyrite	means a common iron sulphide mineral commonly found in hydrothermal veins and systems and commonly associated with gold mineralization.
Qualified Person	means an individual who is an engineer or geoscientist with at least five years experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of an approved self-regulating organization.
Quartz	means a common rock forming mineral made up of silicon dioxide.

Silica	means silicon dioxide (SiO_2), which occurs in the crystalline forms as quartz, cristobalite, tridymite, as cryptocrystalline chalcedony, as amorphous opal, and as an essential constituent of the silicate groups of minerals.
tpd	means tonnes per day.
tpy	means tonnes per year.
T5yr1m1f	is a reference number for a particular mine plan.
T5yr1m2f	is a reference number for a particular mine plan.
Vein	means a sheet-like body of minerals formed by fracture-filling or replacement of the host rock.
Volcanic	means formed by volcanic activity.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the name 328175 British Columbia Ltd. pursuant to the *Company Act* (British Columbia) on June 11, 1987. On August 20, 1987, the Company changed its name to Candela Resources Ltd. On April 3, 1998, the Corporation changed its name to New Candela Resources Ltd. and then on October 20, 1999, the Corporation changed its name to Sherwood Petroleum Corporation.

The Corporation was continued under the *Business Corporations Act* (Alberta) on July 20, 2000. Effective October 30, 2001, the Corporation changed its name to Sherwood Mining Corporation.

On September 12, 2005, the Company changed its name to Sherwood Copper Corporation and consolidated its common shares on a one new for four old basis.

The head office of the Company is located at Suite 860 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6. The registered office of the Company is located at 3000 Shell Centre, 400 4th Avenue S.W., Calgary, Alberta, T2P 0J4.

Intercorporate Relationships

The Company has the following material subsidiary companies:

Name	Jurisdiction of incorporation or organization	Percent of voting shares owned by the Company
Minto Explorations Ltd.	British Columbia	100%

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History and Significant Acquisitions

The Company is a mineral exploration company engaged in the acquisition, exploration and development of strategic mineral properties in Canada. Its principal activity is the development of a high-grade copper-gold deposit located in the Yukon Territory (the "**Minto Project**"). See "Description of the Business".

Minto Project Acquisition

On March 29, 2005 the Company entered into an agreement to acquire a 100% working interest in the Minto Project in the Yukon Territory.

Sherwood made a take over offer (the "**Offer**") for Minto Explorations Ltd. ("**MintoEx**"), a TSX Venture Exchange listed company, which had a 100% working interest in the Minto Project, whereby Sherwood offered $0.615 in cash or 2.5 pre-consolidation shares[1] of Sherwood for each MintoEx share. Sherwood also offered to issue one preferred share for each MintoEx share tendered to the Offer. Should Sherwood decide to sell the Minto Project prior to the completion of a bankable feasibility study, Sherwood has agreed to distribute 50% of any sales proceeds over and above $7 million (the "**Additional Consideration**"), allocated

[1] On September 12, 2005 the Company implemented a share consolidation of four old shares for each one new share. Prior to the consolidation there were 82,943,660 common shares outstanding. As at May 1, 2006, there were 32,641,524 post-consolidated common shares issued and outstanding. In conjunction with the share consolidation the Company changed its name to Sherwood Copper Corporation. All references to common shares and the prices paid for common shares or exercise prices for common share purchase warrants in this Annual Information Form are on a post-consolidated basis unless otherwise stated.

42.5% to Falconbridge and 57.5% to the holders of the preferred shares. The holder of each preferred share will be eligible to receive an equal share (defined as 1 over 5,912,501) in 57.5% of the Additional Consideration over and above the $7 million. If a decision to sell the Minto Project is not made prior to completion of a bankable feasibility study in respect of the Minto Project, then the Company may retract the whole of the then outstanding Series 1 Preferred Shares on payment of $0.0001 cash for each share to be retracted.

To be in a position to finance the Offer, Sherwood arranged a standby credit facility of $7 million with Quest Capital Corp. ("**Quest**"). Terms of the Quest facility included a non-refundable standby fee of 3% payable as to 238,637 common shares of Sherwood.

In order to facilitate the transaction, Miramar Mining Corp. ("**Miramar**") agreed to provide $300,000 through a private placement of 300,000 common shares at a price of $1.00 per share to fund Sherwood's cost during the period of the offer. In addition, to facilitate the funding of the Offer, Miramar agreed to grant Quest an option to purchase 250,000 shares of the Company on execution of the standby credit facility at a price of $1.00 per share for a period of 18 months, and, upon completion of the Offer, Miramar granted Quest an option to purchase an additional 375,000 shares at a price of $1.40 per share for a period of 18 months from the closing date of the Offer. In consideration of facilitating the Quest financing, Sherwood issued Miramar $150,000 in units at a deemed price of $1.40 per unit, each unit comprised of one common share and one common share purchase warrant. Each warrant is exchangeable for a period of one year for one common share priced at $1.40 per share. This resulted in Miramar receiving 107,142 shares plus 107,142 warrants in the Company.

Take Over Offer

On June 6, 2005 the Company announced that a total of 5,589,700 MintoEx shares (94.54% of the issued and outstanding shares) were tendered to Sherwood's Offer for MintoEx. As a result, the minimum condition was met under the Offer and Sherwood instructed the depositary to take up and pay for the Minto shares deposited under the Offer, in accordance with the terms of the Offer, which occurred on June 8, 2005.

Of the total MintoEx shares tendered, 1,375,900 MintoEx shares were tendered in exchange for shares of Sherwood at the Offer ratio of 2.5 pre-consolidated Sherwood shares per MintoEx share, while 4,213,800 MintoEx shares were tendered for cash. As a result, Sherwood was required to issue 3,439,750 Sherwood pre-consolidation common shares to the MintoEx shareholders who elected to take Sherwood shares, and make a cash payment of $2,591,487 to those MintoEx shareholders that elected to take cash.

Sherwood has reconstituted MintoEx's board of directors so that it consists of Bruce McLeod, Stephen Quin and Lutz Klingmann. Messrs. McLeod and Quin are directors and senior officers of Sherwood. Mr. Klingmann is the former President & CEO of MintoEx. Mr. McLeod was appointed President & CEO of MintoEx and Mr. Quin was appointed Secretary and Chief Financial Officer of MintoEx[2].

Purchase of ASARCO, Falconbridge, and Teck Cominco Interests

Sherwood also successfully completed the purchase of ASARCO LLP's rights to earn a 70% working interest in the Minto Project and paid $680,000 to ASARCO LLP to acquire a receivable owing from MintoEx. In addition, Falconbridge Ltd. transferred to Sherwood its repurchase rights to the Minto Project in consideration of a payment of C$2,686,000. ASARCO LLP, Falconbridge Ltd., and Teck Cominco Limited have also transferred to Sherwood their aggregate 1.5% in NSR royalties in consideration of a total of 1,254,480 common shares of Sherwood.

[2] On April 4, 2006 Mr. Quin was appointed President and CEO of MintoEx and Mr. McLeod became Secretary and Chief Financial Officer. On January 5, 2007, Ian Berzins and William Dunn were appointed directors of MintoEx.

Sherwood has now consolidated the ownership of the Minto Project and effectively owns 100% of the Minto Project, subject to a 0.5% NSR in favour of the Selkirk First Nation.

Financing

The Company raised gross proceeds of $11,283,000 through the issue of 11,283,000 common shares and 8,983,000 share purchase warrants in two separate closings in June 2005.

In the first closing a total of 5,558,500 brokered Unit Special Warrants and 1,000,000 non-brokered Unit Special Warrants were issued at a price of $1.00 per Unit Special Warrant for gross proceeds of $6,558,500. Upon completion of the acquisition of the shares of MintoEx each Unit Special Warrant was exchanged for one unit of Sherwood ("**Unit**"). Each Unit consists of one common share of Sherwood and one common share purchase warrant of Sherwood (a "**Warrant**"). Each Warrant entitles the holder to purchase one common share of Sherwood until June 7, 2007 at a price of $1.40 per share.

In addition, a total of 2,200,000 flow-through common shares were issued through brokered and non-brokered financings at a price of $1.00 per share for gross proceeds of $2,200,000.

In the second closing the Company issued an additional 2,424,500 brokered Units and 100,000 non-brokered flow-through common shares for gross proceeds of $2,424,500. Each Unit consists of one share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of Sherwood until June 17, 2007 at a price of $1.40 per share.

Compulsory Acquisition

As more than 90% of MintoEx's shares were deposited under the Offer, Sherwood exercised its statutory rights to acquire the remaining MintoEx shares held by shareholders who did not tender to the Offer on the same terms, including price, as the MintoEx shares that were acquired under the Offer. Holders of 64,449 MintoEx shares elected to take the cash and holders of 74,000 MintoEx shares elected to take shares. Holders of the remaining 184,352 MintoEx Shares were deemed to have made the share election for all such MintoEx Shares in accordance with the terms of the Offer. As result, an additional 645,880 Sherwood pre-consolidated common shares and 258,352 Sherwood preferred shares were issued.

Updates

Effective December 29, 2006, the Company completed the retraction of its then outstanding 5,912,501 series 1 preferred shares for the total sum of $59.13.

The Company raised gross proceeds of $70,565,750 through the issuance of equity securities over several financings, as follows:

(a) in December 2005, the Company issued 400,000 flow-through shares at a price of $1.40 per flow-through share and 600,000 units, each unit comprising one common share and ½ of a whole share purchase warrant, at a price of $1.25 per unit;

(b) in August 2006, the Company issued 4,620,000 special warrants at a price of $3.25 per special warrant, which were subsequently exercised or deemed to be exercised for 4,620,000 common shares;

(c) in November 2006, the Company issued 1,115,000 common shares at a price of $3.30 per share and 465,000 flow-through shares at a price of $4.25 per flow-through share;

(d) in February 2007, the Company issued 845,000 flow-through shares at a price of $5.90 per flow-through share;

(e) in February 2007, the Company issued $40 million in convertible debentures (the "**Debentures**") pursuant to a short form prospectus offering. The Debentures mature on March 31, 2012 (the "**Maturity Date**") and bear interest at an annual rate of 5%, payable semi-annually in arrears on March 31 and September 30 of each year (an "**Interest Payment Date**"), commencing September 30, 2007. On or after April 1, 2010 and prior to the Maturity Date, the Debentures may be redeemed by the Company, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided that the weighted average trading price of the common shares of the Company on a recognized stock exchange for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is given is at least 125% of the Conversion Price (as hereinafter defined). Subject to regulatory approval, the Company may, at its option, repay the principal amount of the Debentures on redemption or at maturity, as the case may be, by issuing freely tradeable common shares to the holders of Debentures. Each Debenture is convertible into common shares at the option of the holder at any time prior to the close of business on the earlier of (i) the business day immediately preceding the Maturity Date, (ii) if called for redemption, on the business day immediately preceding the date fixed for redemption or (iii) if called for repurchase, on the business day immediately preceding the date fixed for repurchase, at a conversion price of $6.30 per Common Share (the "**Conversion Price**"), which is equivalent to 158.7302 Common Shares (the "**Conversion Number**") for each $1,000 principal amount of Debentures, subject to adjustment in certain circumstances; and

(f) in March 2007, the Company issued $3.6 million in Debentures pursuant to the over-allotment option exercised under the short form prospectus offering.

During 2007, the Company plans to complete the development of the Minto Project in the Yukon, completing its transformation to a production company.

DESCRIPTION OF THE BUSINESS

General

The Company is a mining company engaged in the acquisition, exploration and development of strategic mineral properties in Canada. Its principal activity is the development of the Minto Project located in the Yukon Territory, Canada. See "General Development of the Business – Three Year History and Significant Acquisitions", "Minto Project (Yukon Territory) – Technical Information" and "Minto Project (Yukon Territory) – Exploration Program Update and Status".

The Company has a 100% interest in the Minto Project located in the Whitehorse Mining District, Yukon Territory. The Minto Project is subject to a 0.5% NSR to the Selkirk First Nation under a Co-operation Agreement dated September 16, 1997.

Risk Factors

An investment in securities of the Company involves significant risks which should be carefully considered by prospective investors before purchasing such securities. In addition to the other information set forth elsewhere in this Annual Information Form, the following risk factors should be carefully reviewed by prospective investors:

Early Stage - Need For Additional Funds

The Company has no history of profitable operations and its present business is at an early stage. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its lack of a history of operations.

The Company currently has no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of its projects should such be required, or that it will successfully operate the Minto Project profitably. Although the Company has been successful in the past in obtaining financing through the sale of equity securities and arranging debt financing, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing, were it to be required, could result in the delay or indefinite postponement of further exploration and development of its properties.

Exploration and Development

Mineral exploration is a speculative venture. There is no certainty that the money spent on exploration will result in the discovery of an economic mineral deposit. Once an economic mineral deposit is defined, there is no certainty that it can be successfully developed and operated. The long term profitability of the Company's operations will in part be related to the success of its exploration and development programs, as well as is day-to-day mining activities, which may be affected by a number of factors that are beyond the control of the Company.

Substantial expenditures are required to establish reserves through drilling, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of processing facilities, processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

Operating Hazards and Risks

Mining operations involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. In the course of exploration and development of and production from mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including wall failures, rock bursts, cave-ins, fires, flooding and earthquakes may occur. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of metals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage.

Supplies, Infrastructure, Weather and Inflation

The Company's property interests are located in remote, undeveloped areas and the availability of infrastructure such as surface access, skilled labour, fuel and power at an economic cost, cannot be assured.

These are integral requirements for exploration, development and production facilities on mineral properties. Power may need to be generated on site.

Recent improved market conditions for resource commodities after several years of record low prices has resulted in a dramatic increase in mineral investment and activity in Canada. While inflation has not been a significant factor affecting the cost of goods and services in Canada in recent years, this renewed mineral activity has resulted in a shortage of experienced technical staff, and heavy demand for experienced workers and other goods and services needed by the mining community.

It is difficult to quantify the effect of increased demand for these goods and services used in the Company's mineral activities, but there is anecdotal evidence that cost increases will be considerably higher than the rate of inflation prevailing in other sectors of the economy. The Company may also expect to experience difficulty in obtaining contracts and services that are key components of its activities.

Title Risks

Although the Company has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Surveys have not been carried out on the majority of the Company's mineral properties and therefore, in accordance with the laws of the jurisdiction in which such properties are situated, their existence and area could be in doubt.

Environmental Regulations, Permits and Licenses

The Company's operations are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, safety and other matters. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a direction of stricter standards, and enforcement, and higher fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. The Company intends to fully comply with all environmental regulations.

The current operations of the Company require it to obtain and/or maintain permits from various domestic authorities and such operations are governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.

The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for its operations and exploration activities will be obtainable on reasonable terms or on a timely basis or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Competition and Agreements with Other Parties

The mining industry is intensely competitive in all its phases, and the Company competes with other companies that have greater financial resources and technical capacity. Competition could adversely affect the Company's ability to acquire suitable properties or prospects in the future.

The Company may, in the future enter into agreements with third parties and, should it do so, be unable to meet its share of costs incurred under any such agreements to which it becomes a party and it may have its interest in those properties subject to such agreements reduced as a result. Also, if other parties to any such agreements do not meet their share of such costs, the Company may not be able to finance the expenditures required to complete recommended programs.

Price of Metals

The mineral industry is intensely competitive in all its phases. There is no assurance that a profitable market will exist for the sale of the minerals produced by the Company. Factors beyond the control of the Company may affect the marketability of any minerals discovered. The market price of metals is volatile and cannot be controlled. Pricing is affected by numerous factors beyond the Company's control such as international economic and political trends, global or regional consumption and demand patterns and increased production. There is no assurance that the price of minerals recovered from any deposit will be such that they can be mined at a profit.

Economic Conditions

Unfavourable economic conditions may negatively impact the Company's financial viability. Unfavourable economic conditions could also increase the Company's financing costs, decrease net income, limit access to capital markets and negatively impact any of the availability of credit facilities to the Company.

Nature of the Securities

The purchase of securities of the Company involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks. The Company's securities should not be purchased by persons who cannot afford the possibility of the loss of their entire investment.

Price and Volume Volatility of Public Markets Stock

In recent years securities markets have experienced extremes in price and volume volatility. The market price of securities of many early stage companies, among others, have experienced fluctuations in price which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies. It may be anticipated that any market for the Company's shares will be subject to market trends generally and the value of the Company's shares on the TSX Venture Exchange may be affected by such volatility.

Dependence on Management

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Conflicts of Interest

The Company's directors and officers serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the transaction. If a conflict of interest arises, the Company will follow the provisions of the *Business Corporations Act* (Alberta) dealing with conflicts of interest. These provisions state that where a director or officer has such a conflict, that director or officer must disclose in writing or request to have entered in the minutes of the meetings of the Company's directors, the nature and extent of the director's or officer's interest and refrain from voting on the matter, unless otherwise permitted by the *Business Corporations Act* (Alberta). The directors and officers of the Company are required to act honestly, in good faith and in the best interests of the Company.

Minto Project (Yukon Territory) – Technical Information

The Company's material mineral property is its 100% owned Minto copper-gold project located in the Whitehorse Mining District, Yukon Territory (the "**Minto Project**"). The Minto Project is subject to a 0.5% NSR to the Selkirk First Nation under a Co-Operation Agreement dated September 16, 1997.

Property Description and Location

The Minto Project is located 240 km northwest of Whitehorse, Yukon within the Whitehorse Mining Division, as shown on the February 19, 2007 Yukon Energy Mines and Resources Minerals Resources Branch Mining Claim map sheet 115 I/11. The property centre is approximately 62°37'N latitude and 137°15' W longitude (NAD 83, UTM Zone 8 coordinates 6945000N, 384000E). The Project is located on the west side of the Yukon River on Selkirk First Nation settlement 'A' land. Highway 2 is located on the east side of the Yukon River.

The Minto Project consists of 245 claims; 180 quartz claims and 65 quartz claims under lease. The claim and lease boundaries are shown on Figure 6-3. The 100% registered owner of the claims and leases is MintoEx, a wholly owned subsidiary of the Company. All claims are currently in good standing, as shown in the table below. The Minto and DEF quartz claims (99) are in good standing until 2008/03/01, MEL quartz claims (13 and 68) are in good standing until July 17, 2007 and February 23, 2008, respectively. DEF leases (29) are valid until October 7, 2007 and the Minto leases (36) are valid until May 13, 2018. MintoEx made payment in lieu of assessment work of $10,395 on November 30, 2006 for 99 quartz claims and payment in lieu of assessment work of $8,155 on January 6, 2007 for 68 quartz claims (Southwick, 2007).

Claim Status

Claim Name	Number of Claims	Grant No.	Expiry Date	Type
DEF 1 – 9	9	Y61693 – Y61701	10/07/07	L
DEF 10	1	Y61702	03/01/08	
DEF 11	1	Y61703	10/07/07	L
DEF 12	1	Y61704	03/01/08	
DEF 13 - 18	6	Y61705 – Y61710	10/07/07	L
DEF 19 - 30	12	Y61711 – Y61722	03/01/08	
DEF 31 - 32	2	Y61723 – Y61724	10/07/07	L

Claim Name	Number of Claims	Grant No.	Expiry Date	Type
DEF 33 - 34	2	Y61978 – Y61979	10/07/07	L
DEF 35 - 36	2	Y61980 – Y61981	03/01/08	
DEF 37 - 38	2	Y61982 – Y61983	10/07/07	L
DEF 39 - 78	40	Y61984 – Y62023	03/01/08	
DEF 79 - 84	6	Y66779 – Y66784	10/07/07	LF
DEF 85 - 87	3	Y76964 – Y76956	03/01/08	F
DEF 1379	1	Y76953	10/07/07	L
MEL 1 – 25	25	YC41187 – YC41211	02/23/08	
MEL 27 – 32	6	YC41213 – YC41218	02/23/08	
MEL 33 – 38	6	YC47256 – YC47261	07/17/07	
MEL 47 – 53	7	YC41233 – YC41239	02/23/08	
MEL 54	1	YC47270	07/17/07	
MEL 58 – 63	6	YC41244 – YC41249	02/23/08	
MEL 78 – 83	6	YC41264 – YC41269	02/23/08	
MEL 84 – 89	6	YC47288 – YC47293	07/17/07	
MEL 96 – 102	7	YC41282 – YC41288	02/23/08	
MEL 104	1	YC41290	02/23/08	
MEL 106	1	YC41292	02/23/08	
MEL 108	1	YC41294	02/23/08	
MEL 110	1	YC41296	02/23/08	
MEL 112	1	YC41298	02/23/08	
MEL 114	1	YC41300	02/23/08	
MEL 116 – 120	5	YC41302 – YC41306	02/23/08	
MINTO 1 - 16	16	Y61620 – Y61635	05/13/18	L
MINTO 17 - 18	2	Y61904 – Y61905	05/13/18	L
MINTO 19 - 20	2	Y61906 – Y61907	03/01/08	
MINTO 23 - 28	6	Y61914 – Y61919	03/01/08	
MINTO 29 - 30	2	Y61932 – Y61933	03/01/08	
MINTO 31	1	Y61920	03/01/08	
MINTO 32	1	Y61921	05/13/18	L
MINTO 33	1	Y61922	03/01/08	
MINTO 34	1	Y61923	05/13/18	L
MINTO 35 - 36	2	Y61908 – Y61909	05/13/18	L
MINTO 37 - 38	2	Y61910 – Y61911	03/01/08	
MINTO 41 - 44	4	Y61926 – Y61929	03/01/08	
MINTO 45 - 46	2	Y61930 – Y61931	05/13/18	L
MINTO 47 - 52	6	Y61934 – Y61939	05/13/18	L
MINTO 65 - 68	4	Y62296 – Y62299	05/13/18	L
MINTO 69	1	Y62300	03/01/08	
MINTO 70 - 71	2	Y62301 – Y62302	05/13/18	L
MINTO 72 - 73	2	Y62303 – Y62304	03/01/08	
MINTO 75 - 89	15	Y62305 – Y62319	03/01/08	
MINTO 94 - 95	2	Y77310 – Y77311	03/01/08	F
MINTO 96 - 97	2	Y78024 – Y78025	03/01/08	F
TOTAL CLAIMS	245			

Summary

Description	Anniversary	Number
Quartz Claims	17-Jul-07	13
Quartz Claims	23-Feb-08	68
Quartz Claims	1-Mar-08	92
Full Quartz Fraction Claims (<25 acres) "F"	1-Mar-08	7
Quartz Claim Under Lease "L"	10-Oct-07	23
Full Quartz Fraction Claims Under Lease (<25 acres) "LF"	10-Oct-07	6
Quartz Claim Under Lease "L"	13-May-18	36
TOTAL CLAIMS		245

LOCATION MAP


Alaska
Yukon
Territories
Northwest
Territories
Minto
Project
British Columbia
Minto
Whitehorse
DAWSON CITY
Old Crow
Mayo
Stewart Crossing
YUKON RIVER
Beaver Creek
Carmacks
Faro
Ross River
Burwash Landing
Destruction Bay
Haines Junction
WHITEHORSE
Carcross
Teslin
WATSON LAKE

CLAIM LOCATION MAP


380000E
385000E
390000E
395000E
DAWSON ROAD R/W
6955000N
6950000N
6945000N
6940000N
6935000N
SFN S-57B1/D
SFN S-120B1/D
SFN R-41B
SFN S-95B1/D
SFN R-6A
30.0 m WIDE ACCESS ROAD RIGHT OF WAY
LEGEND
Surveyed First Nation Land
Category A
Category B
0
2
4
kilometers

Technical information contained in this Annual Information Form was extracted from a technical report (the "**Minto Technical Report**") prepared by Hatch Ltd., independent geologists and "qualified persons" for the purposes of National Instrument 43-101 ("**NI 43-101**"), dated August 2006, entitled "Technical Report for the Minto Project". The Minto Technical Report is available for viewing under the Company's profile on the SEDAR website at www.sedar.com.

Some of the information contained in the Minto Technical Report has been updated for events occurring subsequent to the date of the Minto Technical Report. Where appropriate, updates have been discussed in footnotes as well as under the heading "Minto Project (Yukon Territory) – Exploration Program Update and Status". The updated information has been prepared by or under the supervision of Stephen Quin, P. Geo., President and CEO of the Company. The exploration activities at the Minto Project are carried out under the supervision of Brad Mercer, P. Geo., Exploration Manager with the Company. See "Interests of Experts – Names of Experts" and "Interests of Experts – Interests of Experts". Mr. Quin and Mr. Mercer are "Qualified Persons" for the purposes of NI 43-101.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Minto Project is accessible from Whitehorse, Yukon by means of the Klondike Highway (Yukon Highway No. 2) to Minto Crossing (240 km). It can also be reached by barge in the summer or by ice bridge across the Yukon River in the winter. A 28.8 km long, 10 m wide gravel access road provides access from the west side of the Yukon River to the project site. The highway, river crossing and gravel access road are suitable for heavy transport traffic. Storage capacity for consumables at the mine site will be for 2 ½ months time which, historically, is sufficient for the impassable freeze up period or thaw period of the Yukon River. Normally, operations personnel will be transported weekly to the site in 47-passenger commercial buses based out of Whitehorse. During the river freeze and thaw periods, personnel will be transported from the airstrip on the east side of the river to the site airstrip (recently refurbished). The barge will have a 63,500 kg net capacity. B-train transport trailers will be transported across the river one at a time.

The road from the Yukon River to the project site is a well maintained class "A" all-weather gravel road, complete with drainage ditches, road signage and runaway lanes on steeper downhill sections. Roadbed material is fluvial sand or gravel along its lower reaches along the Yukon River and coarse sand along its upper reaches. For the most part the road is constructed on stable south facing slopes, which do not have permafrost, except for one short section where insulating tech cloth was laid down prior to the road fill to keep the permafrost from melting and eroding. The road crosses one major tributary of the Yukon River, Big Creek, by way of a single lane bridge made with reinforced concrete abutments and deck. The approaches to the bridge have been stabilized with berms and a spillway constructed to divert floodwaters exceeding the bridge capacity.

The climate in the Yukon is sub-Arctic continental with short cool summers and long cold winters. The average temperature in the summer is 10°C and the average temperature in the winter is –20°C. Average precipitation is limited to about 25 cm of rain equivalent per annum in the form of rain and snow. The weather does not impede year round commercial operations in the Yukon, including outdoor activities in the winter, except in the harshest cold snaps when temperatures may plummet to –50°C. The Cyprus Anvil open pit lead/zinc mine at Faro, not far from the project, operated successfully for many years in this climate.

There is a parking lot and barge dock at Minto Landing, with a short gravel road connecting to Highway 2. Most services are available at Carmacks, 75 km south of Minto. Some services are available at Pelly Crossing, 35 km to the north of Minto. There is a 100-person ATCO trailer camp/kitchen facility at the mine site. There is a trailer pump house with a water pump and filtration tanks that are supplied by a potable water well located adjacent to the pump house. This potable water well is sufficient for the mine development camp additions and operations camp expansions. There is an existing arctic sewage system that has been expanded during mine development. There is an on-site portable diesel generator fueled from a fuel tank located beside the camp.

The project is located 240 km from Whitehorse, the capital of Yukon Territory. Whitehorse, with a population of ~20,000, is serviced by daily commercial flights from British Columbia, Alberta and other northern communities. There are all-weather paved highways to the south and west to the port of Skagway, Alaska. There is daily freight service from Edmonton by Pacific Northwest Freight Systems, where Clark Builders have their offices. Some construction shipments will come out of Vancouver. Historically, mining has been the Yukon's most important source of income. The Yukon-White Pass Railroad previously provided rail service from Whitehorse to the port at Skagway, Alaska. Concentrate from the Faro Mine was previously transported to Whitehorse by truck and by rail to Skagway. When the Faro Mine closed down the railroad also closed (except for tourist excursions). When the Faro mine reopened for a short period of time the railway was not available and the concentrate was trucked to Skagway, Alaska and Stewart, B.C., for shipping overseas.

The property lies in the Dawson Range, which is part of the Klondike Plateau, an uplifted surface that has been dissected by erosion. Topography in the area consists of rounded rolling hills and ridges with relief of up to 600 m (2000 ft). The highest elevation on the property is 975 m (3200 ft) above sea level, compared to elevations of 460 m (1500 ft) along the Yukon River. The property is at a height of land where slopes are relatively gentle, thereby providing accessible areas for waste storage and tailings containment for the anticipated development. The hills and ridges often have spines of bedrock outcrops at their crests; elsewhere bedrock exposures are limited in the area.

Overburden is colluvium primarily made up of sand derived from decomposition of the largely granitic bedrock in the area and is generally thin but pervasive. In south-facing locations, this material provides a well-drained, sound foundation for buildings and roads. The north-facing slopes in the area are permanently frozen solid with permafrost. Vegetation in the area is sub-Arctic boreal forest made up of largely spruce evergreen trees and poplar deciduous trees. The trees prefer well-drained south-facing slopes and may be sparse on the north-facing slopes where moss and alder 'buck brush' prevails. The area was burned over by several wild fires, the latest of which was in 1997, and is now devoid of mature living trees. Many of the burnt trees have blown down.

History

The Minto Project has a long history of exploration and development dating from 1970.

1970

- regional stream sediment geochemical survey by the Dawson Syndicate, a joint venture between Silver Standard Mines Ltd. and ASARCO Inc.

1971

- follow-up of stream sediment anomalies and staking of the Minto claims
- soil sampling, IP geophysical surveys and manual excavated prospect pits on the Minto claims
- 7 diamond drill holes (1,158m)
- DEF claims staked by United Keno Explorations, a joint venture between United Keno Hill Mines, Falconbridge Nickel and Canadian Superior Explorations, to cover follow-up prospecting
- IP and VLF-EM geophysical surveys, soil sampling and mapping on the DEF claims

1972

- mapping, airstrip construction and bulldozer trenching, 12 diamond drill holes (1,871m) on 4 zones on the Minto claims
- grid soil sampling and bulldozer trenching on the DEF claims

1973

- 62 diamond drill holes (7,887m) on the Minto claims
- bulldozer trenching, EM and magnetic geophysical surveys and 41 diamond drill holes (7,753m) on the DEF claims
- main mineralized body discovered

1974

- winter road built from Yukon Crossing and 58 diamond drill holes (11,228m) on the Minto claims
- additional geophysics, rock mechanics, feasibility studies and 52 diamond drill holes (8,238m) on the DEF claims

1975-1976

- joint feasibility studies commenced

1984

- Silver Standard changed its name to Consolidated Silver Standard and transferred its interest in the Minto claims to Western Copper Holdings, a subsidiary of Teck Corp
- 5 percussion drill holes (518m) on the DEF claims

1989

- Western Copper Holdings transferred its interest in the Minto claims to Teck Corp
- 84 percussion drill holes (4,897m) on the DEF claims

1993

- MintoEx was formed
- ASARCO and Teck sold their interest in the Minto claims (and leases) for shares in MintoEx and provided $375,000 in working capital
- ASARCO and Teck also received a NSR of 1.5% to be divided evenly
- Falconbridge, the parent of United Keno Hill, sold its interest in the DEF claims to MintoEx for $1 million, payment due in 1996
- Falconbridge was granted an option to repurchase the DEF claims on January 1, 2005 if the deposit was not in production by then
- MintoEx carried out an airborne geophysical survey and drilled 8 diamond drill holes (960m)

1994

- initial public offering of shares of MintoEx completed
- 5,912,501 shares were issued and outstanding with ASARCO the majority shareholder with 3,297,500 shares (55.8%)
- 19 diamond drill holes (2,185m)
- feasibility study began with engineering and geo-technical studies

1995

- 6 diamond drill holes (572m) on magnetic anomalies and 1 condemnation diamond drill hole north of the proposed mill site
- feasibility study completed, reserves are 8,818,000T of 1.73% Cu, 0.014 oz/t Au and 0.22 oz/t Ag at 0.5% Cu cut-off grade (not to 43-101 standards)
- recoveries are 95% for Cu and 85% for Au and Ag
- mine life was projected to be 12 years at production rate of 477,000 tonnes per year

1996

- funding arranged with ASARCO to bring the deposit into production whereby ASARCO would provide up to US$25 million
- ASARCO would acquire a 70% interest in the project, MintoEx would retain a 30% interest and remain as operator
- MintoEx makes the $1 million payment to Falconbridge for the DEF claims completing the consolidation of the Minto and DEF claims
- 16km access road constructed including a barge landing site on the west side of the Yukon River and a bridge over Big Creek
- 4 diamond drill holes (545m)

1997

- a further 12.8km of road construction to complete the new access road
- site for camp excavated
- 72m water well for domestic water supply
- mill site excavated and 2 used grinding mills moved onto site using an ice bridge over the Yukon River
- co-operation agreement signed with Selkirk First Nation

1998

- mill concrete foundations poured with cement trucks from Whitehorse barged across the Yukon River
- Type A water license granted by Yukon government
- concentrator design completed
- access road completed, camp constructed and the location of the proposed tailings dam was grouted
- phase 1 open pit mining plan completed

1999

- production license received
- five diamond drill holes (957m) for engineering purposes

2000

- minor maintenance of on-site facilities

2001

- additional maintenance of camp facilities
- five confirmation diamond drill holes (552m) in the centre of the deposit
- most of the ASARCO core and all of the Falconbridge core destroyed by time and forest fires
- regional airborne magnetic and radiometric surveys carried out by the Yukon government

2002

- a limited amount of the old ASARCO core that could be recovered was re-sampled
- all the drill and geophysical data compiled in a data base to aid further exploration
- three Landsat anomalies examined and prospected
- road maintenance scheduled to keep permits active
- ASARCO bought 100,000 shares of MintoEx to hold a total of 3,397,500 shares

2004

- MintoEx announces all its shares are for sale

2005[3]

- Sherwood consolidates 100% ownership of the Minto property by taking over MintoEx and purchasing ASARCO's interest and Falconbridge's back in right for $7 million
- Sherwood purchases ASARCO, Falconbridge and Teck Cominco NSR's for $1.4 million
- 44 hole 5,369 metre confirmation and delineation drill program on the Minto Deposit
- Type A Water Licence amended and extended to 2016

2006

- Phase 1 25 hole 4,129 metre drill program (19 holes to upgrade the Minto gold resource, 1 hole to obtain metallurgical sample and 5 exploration holes – resulting in discovery of Area 2 deposit)
- Bankable Feasibility Study
- Initiated Construction of Mill facilities; upgraded camp and started pre-stripping open pit
- Phase 2 94 hole 20,123 metre exploration drill program including 79 holes (18,376m) at Area 2
- Gradient IP and ground magnetic surveys over large area south of the Minto Deposit
- Gravity survey over the Minto Deposit and adjacent magnetic anomalies
- Completed $85 million debt financing with Macquarie Bank
- Commenced mine construction
- Completed agreement for use of port of Skagway for concentrate exports

2007

- Announced agreement with Yukon Energy Corporation for provision of grid electric power
- More than 75% of mine development completed by the end of March 2007

Historic Resource Estimates

The Minto Deposit has been subject to several historical (non-compliant with respect to NI 43-101) tonnage and grade estimations over the years (Klingmann & Proc, 1993 and Minto Explorations) as summarized in Table 2. The historic resources are presented here to show the progression of development of the resources over the years on the property.

Table 2: Historical Tonnage & Grade Estimates of the Minto Deposit

Year	Source	Tons	Cu %	Au oz/t	Ag oz/t	Comments
1976	R.T.Heard UKHM	8,219.370	2.04	-	-	-
1976	L.A. Wigglesworth Falconbridge	8,210,219	2.03	-	-	-
1975	R.J. Prevedi ASARCO	8,441,941	1.74	-	-	Cutoff grade 0.6% Cu
1976	R.J. Prevedi ASARCO	7,220,900	1.86	-	-	
1980	D.M. Fletcher ASARCO	2,968,600	3.24	0.027	0.411	Cut-off grade 2.0% Cu
1989	J.Proc & H.L.Kingmann MintoEx	6,368,000	2.11	0.016	0.33	Open Pit and Underground recovery at 75% and 5% dilution Cut-off grade 0.8% Cu
1990	SRK/Falconbridge	7,592,318	1.88	0.016	-	Cut-off grade 0.0%? Cu Includes Lower Zone

[3] Subsequent to July 20, 2005 (the date of the original Minto Technical Report), the Company completed 57 drill holes (6,772m) including 36 confirmation and infill diamond drill holes; 9 diamond drill geotechnical holes and 12 reverse circulation holes sub-adjacent to the deposit and as condemnation drilling in areas of planned waste rock dumps and tailings disposal areas. In 2006 (to March 31, 2006) 25 drill holes (4,119m) including 24 confirmation holes and 1 hole for metallurgical testing.

Year	Source	Tons	Cu %	Au oz/t	Ag oz/t	Comments
1992	J.Proc & H.L.Kingmann MintoEx	6,071,000	2.21	0.018	0.28	Open Pit and Underground UG = 1,600,000 ton @ 3.73% Cu, 0.038 oz/t Au o.49 oz/t Ag
1994	G. Giroux Montgomery Consultants	8,780,000	0.5%	0.015	0.223	Pre 43-101 "proven" + "probable"

The estimates in Table 2 do not follow the required disclosure for reserves and resources (as outlined in NI 43-101) because they were prepared prior to the inception NI 43-101. The resource estimates have been obtained by sources believed reliable and are relevant but cannot be verified. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates.

Geological Setting

The Minto Project is found in the eastern margin of the Yukon-Tanana Composite Terrain, which is comprised of several metamorphic assemblages and batholiths. It is broadly contemporaneous with the Omineca Belt in nearby British Columbia.

The Minto property and surrounding area are underlain by plutonic rocks of the Granite Mountain Batholith (Early Mesozoic Age). They vary in composition from quartz diorite and granodiorite to quartz monzonite. The batholith is unconformably overlain by clastic sedimentary rocks of the Tantalus Formation and andesitic to basaltic volcanic rocks of the Carmacks Group, both are assigned a Late Cretaceous age. Immediately flanking the Granite Mountain Batholith, to the east, is a package of undated mafic volcanic rocks, outcropping on the shores of the Yukon River. The structural relationship between the batholith and the undated mafic volcanics is poorly understood because the contact zone is not exposed.

Geobarometry and geothermometry data (Tafti and Mortensen, 2004) suggests the Granite Mountain Batholith was emplaced at a depth of at least 9 km, while the presence of euhedral to subhedral epidote, interpreted by Tafti and Mortensen as magmatic in origin, suggests a deeper emplacement depth in the order of 18-20 km.

Exploration[4]

Mineral exploration on the Minto property has been conducted intermittently since 1971. Exploration efforts by MintoEx since its 100% takeover by Sherwood (July 2005) principally concentrated on compiling data and conducting confirmatory drilling on the main Minto resource area in 2005. In 2006 exploration efforts were concentrated mostly on drilling off a new deposit, "Area 2". Ground based magnetic surveying was conducted in a limited area to check older airborne data while gradient IP was conducted over largely the same area to identify chargeability anomalies. A brief description of work prior to this time is contained in the history section of this report.

A program of data conversion and compilation from imperial to metric using MapInfo Professional 8.0 and Gems 5.5, was initiated in mid-2005 and continued into 2007. Contemporaneously with this work two separate diamond drill programs were completed on the main Minto deposit in preparation for a "bankable" Feasibility Study. Both drill programs were largely confirmatory and/or infill in scope, largely within the previous resource limits. They were conducted to test the geological model and to facilitate up to date resource calculations. Very minor exploration drilling was also conducted on targets located south of and west of the deposit. The two drill programs conducted over 2005 and early 2006 verified the results from earlier operators. A third drill program started in May 2006 was the first true exploration drilling effort outside of the main Minto resource area in decades. This program resulted in the discovery of a new deposit (**"Area 2"**),

[4] See also "Minto Project (Yukon Territory) – Exploration Program Update and Status".

which was drilled off to resource standards by the end of 2006, defining a significant new copper-gold resource that was announced in early 2007. Six other exploration targets were also tested with mixed results.

For the GIS compilation, considerable care was taken to level various sets of analog data to one single datum (UTM NAD83 Zone-8) to build the Minto Project. This included drill hole collars, Cu-in-soil geochemistry, geology maps; ground magnetics and Induced Potential surveys; topography and drainage and an airborne geophysical survey. Much of the data except the airborne survey is circa 1970's and was inherited from the past operators who recorded the data on various CD-ROM's. Very little metadata exists to establish many of the work parameters and procedures for much of this work however since most of the work was conducted under the auspices of reputable exploration companies such as ASARCO it is assumed to be reliable. Sander Geophysics Ltd. was contacted directly for a copy of 1993 survey data for verification. A limited soil sample survey was conducted in 2006, in the southeast corner of the property, in the vicinity of the Minto airstrip, to test the veracity of the 1970's era data. The 2006 results confirmed the 1970's era results both in location and in the tenor of anomalies.

Also inherited at this time was a Gems database in imperial units. It was converted from the old mine grid based system into metric units using the UTM NAD83 Zone 8 datum. This database included drill hole collars locations; down-the-hole survey data, lithology, mineralization and alteration logs, and Cu-Au-Ag assay results.

One of the biggest challenges with respect to modeling Minto geology in a 3-D modeling software package such as Gemcom is the inconsistency of core logging over more than three decades and the fact that most of the logs were originally descriptive and not coded in a format suitable for Gemcom. There were 278 alphabetic codes in the inherited GEMS database. Most of these codes were just one-off's and simply the result of rearrangement of letter sequences by individual loggers or typos during what appears to be an attempt to code old logs years after they were drilled. By checking the code list against drill log descriptions MintoEx was able to reduce this number of codes to six; representing the basic geology of Minto. This simplification of the geology was substantiated by subsequent drill programs. The codes now recognized are: Equigranular Granodiorite (eG); Coarse Grained Granodiorite (cG); Porphyroblastic granodiorite (pG); Foliated Granodiorite (fG); Pegmatite (Peg); Andesite (And); Aplite (Ap).

In March 2006, a combined test program of ground-based total field magnetic and gravity surveying was conducted over and around the Minto Deposit before the commencement of mining activity. The intent was to establish a geophysical signature to use as an analog model for future exploration on the property. The test survey was conducted by Aurora Geosciences of Whitehorse, YT. A total of 26.04 line km of total field magnetics were surveyed on E-W lines at a station spacing of 10m and grid cell at 10m using a Gem GSM-19T Proton Precession Magnetometer with GEM GSM-19 Overhauser Magnetometer base station. A total of 23.13 line km of gravity surveying or 174 stations at 50m centers on lines spaced at 100m were recorded using a Scintrex CG-3M gravimeter. In 2006 Aurora Geosciences also completed approximately 270 hectares of Gradient IP surveying over the southern portion of the Minto property, south of the original deposit but covering the adjacent Area 2 deposit. The IP survey successfully highlighted the Area 2 deposit plus various other known prospects but more significantly it outlined several large chargeability anomalies in areas not previously known to host mineralization.

The results of the gravity survey were inconclusive which was attributed to the highly variable overburden thicknesses and subcropping topography. The ground magnetic data however corroborated very well the airborne geophysical survey conducted in 1993 both in amplitude and in location of anomalies. While the ground data provided somewhat better definition of positive magnetic anomalies, it was felt that the added detail was not significant enough to alter current drill targeting plans.

The most significant component of the 2006 exploration program was the completion of 119 NQ diamond drill holes (24,252m). Phase 1 of the program concentrated mostly on infill drilling the northern half of the Minto Deposit to upgrade the gold resource for inclusion in the Feasibility Study. Three of five exploration holes drilled in Phase 1 discovered a second copper-gold deposit in Area 2. Phase 2 of the program was purely exploration drilling totaling 20,123m in 94 holes; including 18,376m in 79 delineation and infill holes at Area 2 in preparation for a NI 43-101 compliant resource calculation.

Deposit Type

At various times since its discovery the Minto Deposit has been described as an example of porphyry copper, volcanogenic massive sulfide, redbed copper, magnetite skarn (see discussion by Pearson and Clark, 1979) and Iron Oxide Copper Gold ("IOCG") (Minto Explorations Ltd., 2003).

Based on the preceding paragraph it is reasonable to say that the origin of the Minto Deposit is enigmatic. Various workers appear to have ascribed different interpretations for the most part based on their empirical observations, the background of the observer and the popular models of the day. The abundance of the high Cu/S mineral bornite in a moderately oxidized magmatic system along with the obvious magnetite association suggests that Minto belongs to one of three recognized deposit types; alkalic porphyry copper; magnetite skarn or IOCG. The lack of a typical calc-silicate skarn mineral assemblage seems to preclude this deposit type. Alternatively it is a previously unrecognized deposit type.

The host rocks to the Minto Deposit were emplaced in a deep batholitic setting (exceeding 9 km deep to perhaps as much as 18-20 km deep), which is not considered to be the typical porphyry environment. The host is a moderately oxidized magma (Tafti and Mortensen, 2004) with widespread iron oxide (magnetite and hematite) mineralization. There are very strong structural controls on ore mineral emplacement and there is no apparent genetic link to a specific phase of intrusion. Typical porphyry-type alteration zoning such as widespread propilitization, argillization; barren silic core, stockwork style mineralization or large barren pyritic halo is not recognized.

Some examples of IOCG mineralization with similar characteristics and setting to Minto include Copperstone in Arizona, Caldelaria in Chile and Ernest Henry in Australia (Williams et al., 2005). From a genetic and structural prospective, albeit not in respect of size, the Sossego Deposit in Brazil may be a reasonable analog. While an IOCG origin for the Minto Deposit cannot be unequivocally demonstrated, the authors are of the opinion that this style of deposit provides the most consistent model for our current level of understanding.

Mineralization

The Minto Deposit is located at the headwaters of a small creek, called Minto Creek (formerly Copper Creek), which has a very limited drainage basin. Mineralization in the area was discovered as a result of an anomalous stream sediment sample from this creek and a few scattered boulders on the surrounding slopes with malachite on fractures and joint planes. There is no overt indication of the sulphide mineralization on the surface. The Minto Deposit has no surface exposure, it was discovered by drilling and the following discussion on the mineralization is based on observations made from drill core.

The mineralization is hosted by foliated granodiorite to gneiss. Higher-grade mineralization often occurs in quartzo-feldspathic gneiss, biotite quartz feldspar gneiss and siliceous gneiss which are similar to the foliated granodiorite apart from the added minerals implied in their description and more intense foliation. The foliated granodiorite, in turn, is very similar in composition to the largely unfoliated Klotassin Batholith in which the deposit occurs. Other than the mineralization itself, the foliation appears to be the principal geological difference between mineralized and non-mineralized rock. Sherwood geologists interpret the foliated horizons to be zones of ductile deformation cutting through the batholith versus as some earlier theories that they may be roof pendants or inclusions of sedimentary or volcanic rock within the batholith.

The primary sulphide minerals include: chalcopyrite, bornite, minor pyrite and rare chalcocite. Silver telluride (hessite) is observed in polished samples but has not been logged macroscopically. Native gold and electrum have both been reported as inclusions within bornite and accounts for the high gold recoveries in test concentrates. Occasionally, coarse free gold is observed associated with the chloritic fractures that cross-cut the sulphide mineralization. The free gold may be due to secondary enrichment during a later hydrothermal process overprinting the main copper sulphide-gold event.

The deposit exhibits crude zoning from west to east. The bornite zone is dominant in the west and a thicker, lower grade chalcopyrite zone is dominant on the east side of the deposit. The bornite zone is defined by the metallic mineral assemblage magnetite-chalcopyrite-bornite. Bornite mineralization is conspicuous, but chalcopyrite is the dominant sulphide species. Stringers and massive lenses of chalcopyrite with various quantities of bornite are typical. Massive mineralization occurs locally over intervals rarely exceeding 0.5 m in thickness and semi-massive mineralization over several metres in thickness may occur. In these sulphide rich areas, textures often resemble those seen in magmatic sulphide zones with sulphide mineralization interstitial to the rock forming silicate minerals.

The higher grade portion of the Minto Deposit roughly corresponds to the bornite zone; local concentrations of bornite up to 8% are seen. The precious metal grades are elevated in the bornite zone (very fine gold and electrum occur as inclusions in bornite). The chalcopyrite zone is characterized by the metallic mineral assemblage chalcopyrite-pyrite +/- very minor bornite. Magnetite is minor to absent.

Empirical observations indicate the highest concentrations of bornite are associated with coarse grained, disseminated and stringer-style magnetite mineralization, up to 15% by volume locally. The stringers of magnetite are often folded or boudinaged, suggesting that at least some of the magnetite mineralization predates peak ductile deformation. Sulphide mineralization on the other hand, shows both evidence and absence of ductile deformation locally and is interpreted to have formed contemporaneous with to late in the ductile deformation history. Texturally, the sulphide minerals occur as disseminations plus foliform stringers along foliation planes in the deformed granodiorite (i.e. sulphide stringers tend to follow the foliation planes). Sulphide mineral content, however, tends to increase where this foliation is disrupted by intense folding, while the thicker, more massive mineralization tends to obliterate the foliation altogether.

The upper portion of the Minto Deposit is variably oxidized and the secondary copper minerals malachite, azurite and chalcocite are observed in the upper reaches of the deposit and sometimes at greater depth but only very locally in late brittle fault zones. Area 2 exhibits very little evidence of supergene oxidation.

<u>Drilling</u>

<u>Historical Drilling</u>

Most of the historic drilling on the property was diamond drilling done in the early 1970s in programs by Falconbridge and ASARCO, during the initial exploration on the property, with definition drilling once the deposit was discovered. The reports of this era do not go into the details of the drilling procedures but it is the authors' of the Minto Technical Report impression that basic drilling procedures have changed little over time. This early drilling was done with BQ drill rods which return a core diameter of 1.43 in. Within the main zone of the deposit the drill hole density is on 100 ft centres on the DEF (Falconbridge) part of the deposit (locally as close as 50 ft), and generally on 150ft to 200ft centres on the Minto (ASARCO) side. The locations of the holes were surveyed in by Underhill Geomatics, of Whitehorse, using a local grid controlled by local benchmarks. The same land surveyor was used to survey in subsequent holes using the same benchmarks. The core from this drilling was stored onsite in two core sheds. Over time the sheds have collapsed and/or been burned out by wildfires rendering most of the core unusable. In addition, the labels on the few remaining intact boxes are missing and/or are not legible. The drill roads and pads for this drilling are still visible and the holes are often identifiable by casing and/or wooden posts protruding from the ground although labels are currently no longer attached or legible. The results of this drilling have been instrumental in estimating the grade and tonnage of the deposit. It is the authors' opinion that the drilling was carried out using accepted practices of the time and is documented well enough to be reliable for the purposes of grade and tonnage estimations.[5]

In their compilation of the results, MintoEx has distinguished the ASARCO drill holes with an 'A' prefix and the Falconbridge hole with a 'K' prefix. The results of this drilling have been instrumental in estimating the grade and tonnage of the deposit. The drilling was carried out using accepted practices of the time and is documented well enough to be reliable for the purposes of grade and tonnage estimations, particularly when compared to the results of subsequent infill drill completed by MintoEx in 1993-2001 and 2005-07.

Recent Drilling

MintoEx has carried out several diamond drilling programs for both specific purposes on the deposit proper and exploration on the property in general, as follows:

- 1993
  - 960 m drilled in eight holes (93 – A to H) within the deposit area to sample the two main mineralization types (foliated granodiorite and quartz-feldspathic gneiss) for metallurgical test work
  - Six of the holes were located to intersect the lower zone mineralization immediately below the main zone and one was designed to test deeper mineralization indicated in the 1970's drilling
  - The core was used for metallurgical testing and some of it was not split and assayed
  - Four of the holes were logged for magnetic susceptibility
- 1994
  - 2,185 m drilled in 19 exploration holes to test mineralization south of the main deposit
  - This drilling outlined a mineralized horizon roughly 6 m thick grading 2 – 3% Cu
  - One hole (94-17) filled in a large gap in the deposit area
- 1995
  - 572 m drilled in 6 holes: 425 m drilled in five exploration holes to test geophysical anomalies and 160 m completed in one condemnation hole north of the proposed mill site
  - The exploration holes failed to intersect any anomalous mineralization
- 1996
  - 545 m completed in four condemnation holes in the area of the proposed west waste rock dump
- 2001
  - 552 m drilled in five confirmation holes within the proposed open pit area
- 2005
  - MintoEx drilled 44 NQ and HQ sized diamond drill holes (5369 m) and five reverse circulation (RC) holes (568 m) on the margins of the deposit, and seven condemnation RC drill holes outside of the deposit area in areas of planned waste rock dumps and tailings disposal areas

[5] MintoEx has infill drilled the same deposit area in 2005/2006 confirming earlier results.

- 2006
  - MintoEx drilled 119 NQ diamond drill holes (24,252m) concentrated mostly on infill drilling the northern half of the Minto Deposit and five exploration holes, three of which resulted in the discovery of the Area 2 deposit. This was followed by 20,123m of drilling in 94 holes, including 18,376m in 79 delineation and infill holes at Area 2

- 2007
  - 393 metres of drilling including one NQ plus four HQ holes (one hole was abandoned in overburden) were drilled in main Minto deposit to collect metallurgical samples, six exploration holes (1899.5m) drilled in the area between Area 2 and the main Minto deposit to test deep exploration targets

All of the drilling on the project, from 1993 through 2005, was contracted to E. Caron Diamond Drilling of Whitehorse. The 1993, 1994, 1995 and 2001 programs utilized HQ core and the 1996 drilling was NQ core. This historical drilling was completed in the 1990s, prior to the legislation for NI 43-101. There was less regulatory scrutiny and results were the focus of reporting, rather than details of data collection. There is little in the way of documentation for the methods used in the pre-1990s drilling and sampling.

The 2001 drilling was subject to a rigorous report by both MintoEx (Minto Explorations Ltd., 2003) and ASARCO (Simpson, 2001), which loaned a geologist to the project to log and sample the core. Some of the core from the 1993, 1996 and 2001 drilling programs is stored in the Ken Bostock Core Library in Whitehorse. Some of the other core from the exploration on the property (away from the deposit) is stacked on site in a pile behind the camp buildings. Older core was stored in sheds, which were burnt in a forest fire and is now unidentifiable.

Since its acquisition by Sherwood, MintoEx has completed three drilling programs; one in 2005 and a two phase program in 2006. In 2005 the diamond drilling was contracted to E. Caron Diamond Drilling of Whitehorse and the RC drilling was completed by Midnight Sun Drilling also of Whitehorse. Diamond drilling in 2006 was contracted to Advanced Diamond Drilling of Whitehorse. Drilling was completed using footage markers and MintoEx personnel converted the markers to metres. All logged data was recorded in metres. In 2005, the drill hole locations were initially marked on the ground using a differential GPS unit and the locations were surveyed by Underhill Geomatics near the conclusion of the drilling campaign. In 2006, the drill hole locations were surveyed by YES Engineering of Whitehorse, the Minto mine survey contractor.

Acid tests were performed at the end of each hole in all diamond drill holes; longer holes often had additional acid tests at a minimum of every 90 metres.

The core was taken to the logging facility by the drilling company and MintoEx personnel to be logged for geology and geotechnical purposes. Sample intervals were marked on the core and a cut line was drawn for the diamond saw cutter to follow. Half of the core was placed in a sample bag and the other half was returned to the core box. Sample intervals were nominally taken at 1.5m in the mineralized zones, with three samples taken into the waste contact. Waste material between mineralized zones was sampled at 3 m intervals to avoid gaps in assay data.

Bulk densities for resource calculations prior to the current estimation were based on relatively few measurements and were assumed to rise or fall in proportion to copper grade. In 2006, MintoEx initiated a program to measure actual bulk densities on core to incorporate into the 3-D geology and block model. MintoEx believes this is more appropriate, since it relies more on actual data than on assumptions. Core samples were taken from each drill hole in both mineralized and waste material. Pieces of core measuring approximately 10 cm were weighed both in air and in water using an Ohaus triple beam balance. The method used by MintoEx was validated by G&T Metallurgical Services (**"G&T"**) in Kamloops, BC, who independently tested selected samples to confirm similar values. The results from G&T confirmed the quality of the MintoEx bulk density determinations and that they are acceptable for use in the current resource estimates.

Basic geotechnical data were collected on the first 15 drill holes in 2005, including RQD and core recovery data. Then starting with drill hole 05SWC016 full geotechnical logs were started with RQD, core recovery, fracture density and orientation, hardness, joint data being collected. Recovery was typically good to excellent. Geotechnical data was used to aid in the Minto pit design.

Magnetic susceptibility data was also collected for each hole in both the 2005 and 2006 drill holes. No direct correlation between the degree of magnetic susceptibility and grades of mineralization can be made, but a marked increase in the magnetic susceptibility is noted in mineralized intervals. This is not surprising since increased magnetite content is frequently logged in all mineralized horizons. Magnetite is present, but only in trace amounts, in unmineralized rock.

Sampling Method and Approach

1973 to 2001

The sampling programs in place for the historical samples were implemented by geological employees of large professional Canadian, American and International mining companies, who are expected to have used acceptable sampling techniques of that era. No reports or data detailing the sampling methods, analyses methods, quality control measures or security procedures used by the previous lessee companies were available to the authors for review and verification during the time of the preparation of the Minto Technical Report.

Based on the information available, most of the samples sent for analysis were obtained by splitting the core using a mechanical wheel core splitter (in contrast to a diamond saw in 2005-2006). In the case of two holes drilled in 1993 for metallurgical grinding testing, the entire core through the mineralized interval was utilized to improve the validity and reliability of the metallurgical tests and hence no assay data are available.

In the early drilling, sample intervals were consistently 1.5 m or 3 m long, except in areas of complicated geology or contacts. The 2001 drill program utilized a 1.5 m sample interval, with smaller samples taken at contacts or mineralization variations. The mineralization is quite obvious and contacts between mineralized and non-mineralized material are generally sharp.

In the deposit, the intensity of sulphide mineralization is generally consistent and evenly distributed, so no inadvertent biasing of the results, depending on what part of the core was sampled, is expected.

2005 to 2007 (MintoEx)

The mineralized intervals in core have been sampled in lengths ranging from 0.3 m to 3.0 m and averaging 1 m to 1.5 m. The sampling intervals are typically 1.5 m in mineralized material and 3 m in longer waste intervals within the mineralized zones. Two shoulder samples are taken in waste at both the upper and lower contacts, consisting of a 1.5 m sample and a 1 m sample. Samples do not cross geological contacts. The author believes this approach is sound and is appropriate for this style of mineralization and the objectives of the program.

MintoEx analyzed 1,391 sawn core samples in 2005, 11,013 in 2006 and 284 in 2007 to the end of March. The samples were tagged and then split in half using a rock saw on site. One half of the core was put into sample bags and then packaged into rice bags with security zip seals and sent to Vancouver for assaying. Manitoulin Transport was used to send the samples by ground in 2005 and Air North was commissioned in 2006 and 2007 to air freight the samples. The remaining core was returned to the boxes and remains on site as a record of the hole.

In 2005, 2006 and 2007, the core was photographed after the sample tags were stapled to the boxes at the downhole end of each sample. Sample tags for standards were also stapled to the box in the order they were taken.

Sample Preparation, Analysis and Security

In most cases, the historic samples would have been prepared on site from split core under the supervision of a geologist and then bagged and shipped to the laboratory. It is inevitable that employees would be involved in this process but the authors do not know how many were involved or their names. MintoEx hired independent consultants for most of, if not all of its work. It is not known whether officers or directors of MintoEx were involved in the sample preparation. Subsequent sample preparation such as crushing, pulverizing and sample splitting would have been the responsibility of the laboratory.

Chemex in Vancouver is believed to have been responsible for the 1970s analyses (Simpson, 2002). At the time, copper analyses were performed by digesting a 2 gm sample pulverized to 100 mesh, in perchloric and nitric acid with an AA finish. Gold analyses in the 1970's may have used a 10 gm pulp digested in aqua regia and an AA finish.

Some of the early samples were not analyzed for precious metals and most of the samples only had total copper run on them. The result is an incomplete data set in terms of gold and silver. Copper oxide mineralization is noted throughout much of the deposit but has not been universally quantified by analysis of soluble copper.

Bondar-Clegg of North Vancouver carried out the analyses of the 2001 samples. Each sample was coarse crushed to –10 mesh, from which a 250 gm split was separated and pulverized to –150 mesh size. For analysis, a 0.25 gm sample was digested with HCL, HNO3, HCLO4 and HF acids with final copper determination by AA Spectroscopy. Gold and silver were determined by fire assay using a 30 gm sample and AA finish.

It is not known what quality control procedures were used in the 1970's drilling.

The 2001 sample shipments were accompanied by four types of quality control samples, namely: a blank (granodiorite from the site), an ASARCO coarse standard, prepared pulp samples and duplicate splits (coarse ground rejects and the pulverized rejects). Some of the blanks were placed immediately following a rich copper sample and they returned trace amounts of copper. This could possibly indicate minor contamination during the sample preparation process, but the amount of contamination was deemed insignificant (Simpson, 2001). All of the other quality control measures produced acceptable repeatability (Simpson, 2001) verifying the results of the 2001 drilling.

The sample preparations and analyses were entrusted to professional Canadian, American and International mining companies, who ostensibly used professional assay laboratories for their samples. Limited reports detailing the methods of sample preparation or quality control measures used by the previous companies were available to the writers for review and verification at the time of this report. Full details of sample security of samples, as required in NI 43-101, were not commonly provided in the reports from the previous work era. A data review by the authors does not indicate any reason to suspect any irregularities in the results of the old sampling. The results contained in the Minto Technical Report were collected by reputable mining companies, who would have used procedures typical of the era.

All of MintoEx's Minto Project samples from 2005 onward have been processed at ALS Chemex ("Chemex") in North Vancouver, Canada. Chemex is accredited to ISO 17025 by Standards Council of Canada for a number of specific test procedures including fire assay Au by AA-ICP and gravimetric finish, multi-element ICP and AA Assays for Ag, Cu, Pb, and Zn, in addition to ISO 9001:2000 registration.

The analytical method for the copper, gold and silver analyses is multistage acid digestion of the samples followed by atomic absorption spectroscopy for copper and fire assay with atomic absorption spectroscopy finish for gold and ICP finish for silver plus 40 other elements. When visible gold is noted in drill core samples or regular fire assay values appear abnormally high, the pulp and screen metallic assay method is used to determine the total gold content and gold contents of different size fractions. This is considered industry best practice when dealing with coarse gold mineralization where a nugget effect is suspected. This determination is accepted as the most representative value and is used in the assay database for resource calculations. Blank and standard samples are used for quality assurance and quality control, and any check samples that assay outside the expected ranges results in the entire batch being re-assayed. All initial analytical work is carried out by Chemex. After the completion of drill programs at Minto, random check assays are carried out by Acme Analytical of Vancouver.

Reports detailing quality control data for reference materials and duplicates used by Chemex are issued with the Certificates of Analysis. In addition, QC data summaries are requested by MintoEx any time there is a failure of a MintoEx standard reference material sample ("**SRM**"); pulp duplicate; coarse duplicate or sample blank sample and stored with the MintoEx sample database. At the discretion of the project QAQC and database manager the lab may be requested to rerun the entire batch when a QAQC sample has failed.

Each drill core sample is first crushed in a jaw crusher to reduce the material to greater than 70% - 10 mesh (2 mm). The sample is then divided by a riffle splitter to between a 100g to 250g sample size. The maximum 250 g sample is pulverized into a pulp (to better than 85% passing -75 microns). Sample pulps were analyzed for gold using a 1 assay tonne method, in which a 30 g sub-sample was taken, fire assayed and analyzed using a gravimetric (Grav) finish. Copper is analyzed using the four acid digestion method (HF, HNO_3, $HCLO_4$ digestion and HCL leach) with final copper determination by atomic absorption spectroscopy (AAS), and also by analysis for nonsulphide copper using sulphuric acid leach with AAS determination.

MintoEx instituted a QAQC program for the 2005 and 2006 drilling programs. A minimum of one blank sample and one SRM for both copper and gold per every twenty samples was inserted into the sample stream of each drill hole. The blank sample is approximately 1 kg of unfoliated granodiorite chips collected from a rock cut located on the main access road approximately 2 km due east of the deposit or from similar rock from drill core located outside of mineralized areas. Starting in mid 2006 MintoEx upgraded this procedure to include two SRM samples instead of one for each batch of 20 samples.

Pulp check samples were sent to Acme Laboratories in Vancouver at the end of the drill program in 2005. Acme analyzed these check samples using the same analytical procedure as Chemex.

Security of Samples

Sawn drill core samples are placed in poly plastic bags with the appropriate water proof sample tag and secured with a plastic, locking zip tie. Batches of 6-10 samples are placed in woven poly sacks and secured again with a heavy duty zip tie and a one-time-use, uniquely numbered, locking plastic security seal. Shipments of multiple sacks are made up with individual samples listed on a manifest which is placed in bag #1 of each shipment. The bag numbers and security tags are also recorded on this manifest. The shipment is transported from the project site to Whitehorse via Small's Expediting Ltd. a bonded company. Small's accepts custody at the project site and maintains chain of custody until the samples are delivered to Manitoulan Transport, a bonded freight and transport company. Manitoulan accepts custody of the shipment in Whitehorse and delivers the samples to Chemex's laboratory facility in North Vancouver, BC. The Probill number for each shipment is provided to Smalls Expediting who notifies the Database Manager, the Exploration Manager and the Client services representative at the laboratory that the shipment is in transit. When the shipment is received by the laboratory it is opened and reconciled against the shipping manifest, a work order is generated and emailed to the Database Manager, the Exploration Manager and the President of

Sherwood. Any discrepancies from the shipping manifest or any broken security seals are reported in the work order.

Mineral Resource and Mineral Reserve Estimates

Main Minto Deposit Mineral Resource

On July 10, 2006, the Company announced the results of an updated mineral resource estimate for the main Minto deposit incorporating the results of 2006 drilling up to and including April 1, 2006. The mineral resource estimates contained in the feasibility study are based on approximately 231 drill holes, including 49 holes drilled in 2005 and 19 holes drilled in 2006. The following table summarizes the mineral resource estimates for the Minto Project:

Mineral Resources – Minto Deposit at 0.5% Copper Cut-off Grade

Mineral Resource	Tonnes	Average Grade		
Category	(000's)	Copper (%)	Gold (g/t)	Silver (g/t)
Main Zone				
Measured + Indicated	8,020	1.89	0.66	7.7
Additional Inferred	2	0.90	0.19	7.3
Other Zones				
Measured + Indicated	1,040	0.92	0.25	4.3
Additional Inferred	89	0.81	0.21	3.7
Total				
Measured + Indicated	9,060	1.78	0.62	7.3
Additional Inferred	90	0.81	0.21	3.8

The Main Zone is the primary focus for planned mining operations, while the Other Zones are satellite mineralized zones located above and below the Main Zone, the shallower of which are partially to fully oxidized and may be stockpiled for possible later processing. The Main Zone contains a higher grade core which will be mined first, and all lower grade material is stockpiled for later processing. Mineral resources for the Main Zone of the Minto Deposit at different cut-off grades are summarized below.

Mineral Resources – Main Zone of Minto Deposit at Different Cut-off Grades

Mineral Resource	Cut-off	Tonnes	Average Grade		
Category	(Cu %)	(000's)	Copper (%)	Gold (g/t)	Silver (g/t)
Measured + Indicated	0.5	8,020	1.89	0.66	7.7
Measured + Indicated	1.0	5,700	2.36	0.84	9.7
Measured + Indicated	1.5	4,030	2.82	1.02	11.6

This new mineral resource estimate is robust, with 99% in the measured and indicated category, of which 77% is in the measured category and 22% in the indicated category, only 1% is in the inferred category.

This mineral resource estimate for the Minto Project was estimated by Giroux Consultants Ltd. Gary Giroux, P.Eng. is the Qualified Person under NI 43-101 responsible for the estimate. Mineralization was interpreted in four zones and statistical analysis for each metal was carried out for each zone. Assays were then composited for 3.0m intervals and statistical analysis completed for each metal and variography estimated for each mineralized domain. This geostatistical analysis was used to construct a block model, with individual blocks 10m by 10m by 3m high. Bulk density was interpolated into blocks by Inverse Distance squared within each mineralized zone. Bulk density was based on more than 763 measurements on core collected from 2005 and 2006 drill holes to better define bulk density variations. Ordinary kriging was used to interpolate grades for copper, gold and silver into the block model. Blocks were then classified into Measured, Indicated and Inferred categories based on search ellipses dimensions tied to semivariogram ranges and the number of drill holes used in estimating each block. The results are attached as grade-tonnage tables for 0.5%, 1.0% and 1.5% copper cut-off grades to show how sensitive tonnage is to increasing cut-off grade.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resource estimates do not account for mineability, selectivity, mining loss and dilution. These Mineral Resource estimates include Inferred Mineral Resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these Inferred Mineral Resources will be converted to Measured and Indicated categories through further drilling, or into Mineral Reserves once economic considerations are applied.

Area 2 Resource Estimate

On February 2, 2007, the Company announced the results of an independent, NI 43-101 compliant, Mineral Resource estimate for the high grade Area 2 copper-gold deposit at the Minto Project, which is in addition to that reported above for the main Minto deposit.

The following table summarizes the Mineral Resource for the Area 2 deposit at a 0.5% copper cut-off grade, while additional estimates at different cut-offs and depths are discussed below.

Classification	Cut-off (% Copper)	Tonnes (000's)*	Copper (%)	Gold (g/t)
Measured (M)	0.5%	3,578	1.56	0.62
Indicated (I)	0.5%	4,018	0.99	0.36
*Sub-total (M + I)***	***0.5%***	***7,596***	***1.26***	***0.48***
Additional Inferred	0.5%	1,381	1.01	0.33

**Rounded to the nearest thousand*　　***Totals may not add exactly due to rounding*

This includes a higher grade measured and indicated resource of 153.5 million pounds of copper and 92,000 oz of gold at a 1.0% copper cut-off or 3.86 million tonnes at a grade of 1.80% copper and 0.74g/t gold. This compares to 5.59 million tonnes at a grade of 2.35% copper and 0.75g/t in the measured and indicated category for the main Minto deposit at a 1.0% copper cut-off grade.

The mineral resources for the Area 2 deposit were estimated by Lions Gate Geological Consulting Inc ("**LGGC**"), of North Vancouver, BC. Ali Shahkar, P. Eng. of LGGC is the Qualified Person under NI 43-101 responsible for the estimate. SRK Consulting, of Vancouver, BC, audited the mineral resource estimate provided by LGGC. Andrew Ham PhD, MAusIMM, MAIG of SRK is the Qualified Person under NI 43-101 responsible for the SRK audit.

Mineralization was interpreted in five domains (in some cases sub-domained into separate lenses) and statistical analysis for each metal carried out for each zone. Wireframes of these zones were created and used to inform a 15m by 15m by 3m (vertical) block model for resource estimation. Assays were then composited into 3.0m intervals and statistical analysis completed for each metal and variography estimated for the mineralized domains. Ordinary kriging was used to interpolate grades for copper and gold into the block model. Bulk density measurements collected during core logging were interpolated into the using Inverse Distance method. Blocks were then classified into Measured, Indicated and Inferred categories based on the number of drill holes and the average distance of the composites used to estimate each block. The grades and tonnages reported in this resource estimate represent the material contained within the mineralized portion of the classified blocks.

The results for the global resource are presented as grade-tonnage tables for 0.5%, 1.0% and 1.5% copper cut-off grades to show how sensitive tonnage is to increasing cut-off grade. A current economic cut-off for the Area 2 deposit has not been established. The 0.5% copper cut-off has been reported here to allow direct comparison to the Minto Deposit Mineral Resource estimate which was also calculated using a 0.5% Cu cut-off and was the basis for the 2006 bankable Feasibility Study conducted by Hatch Ltd. The 0.5% copper cut-off estimate is presented above and the 1.0% and 1.5% copper cut-off estimates are attached hereto.

These Mineral Resource estimates will be used as the basis for calculating a mineral reserve for the Area 2 deposit as part of the pre-feasibility study being prepared by SRK, which is targeted for completion in mid-2007.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resource estimates do not account for mineability, selectivity, mining loss and dilution. These Mineral Resource estimates include Inferred Mineral Resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these Inferred Mineral Resources will be converted to Measured and Indicated categories through further drilling, or into Mineral Reserves once economic considerations are applied.

Main Minto Deposit Mineral Reserve

In August 2006, Hatch Ltd. calculated a Mineral Reserve by applying the economic factors used in the bankable Feasibility Study to the Mineral Resource reported in June, 2006. The Mineral Reserve estimate used a 0.62% copper cut-off, and excludes any oxide material but includes dilution, and is set out in the table below.

Proven & Probable Sulphide Mineral Reserves (August 2006)

Mineral Reserve Category	Tonnes (000's)	Average Grade		
		Copper (%)	Gold (g/t)	Silver (g/t)
Proven	5,574.2	2.24	0.81	9.2
Probable	295.2	1.49	0.71	7.2
Proven + Probable	**5,869.4**	**2.20**	**0.80**	**9.1**

This mineral reserve estimate excludes additional low grade material that will be mined and stockpiled over the life of the mine in order to gain access to higher grade reserves, but is assumed not to be processed. The life of mine strip ratio is estimated at 6.7:1 waste:ore (including capitalized pre-strip) and 5.2:1 during operations (excluding capitalized pre-strip).

These mineral reserve estimates are based on the April 1, 2006 mineral resource estimate reported on July 10, 2006. The effective cut-off grade for mine planning was calculated based on the breakeven grade of material within the ultimate pit to decide whether the material is processed in the mill, assuming US$2.00 per pound copper price, a US$550 per oz gold price, a US$9 per oz silver price, C$26.74 per tonne of ore milling costs, C$6.44 per tonne of ore for concentrate transportation cost and C$7.25 per tonne of ore for treatment charges; and equates to approximately a 0.62% copper cut-off grade. However, as previously reported, an internal cut-off grade of 1.0% copper was used for the first six years of operation, with material between the effective cut-off and internal cut-off grade stockpiled for processing later. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Mining Operations – Minto Deposit

Mine planning for the Minto Deposit was conducted using a combination of Q'Pit Mine Planning Software and Surpac Vision software, (both well proven in the industry). Gary Giroux of Giroux Consultants Limited produced the 3-D block model and pit optimizations were produced with Whittle 4x software. Detailed design and production scheduling were carried out with Q'Pit Mine Planning Software.

In addition to the geological information used for the block model, mine planning considered the base economic parameters, 2006 updated cost information, geotechnical slope design parameters, metallurgical recoveries and project design ore throughput targets. All design work assumed the use of contract mining equipment.

The final pit limit was split into four phases for the mine plan development, to provide the required ore per period, while deferring stripping for as long as possible. Phase 1 is located near the centre of the final pit limit, taking advantage of the lower elevation of the valley. Phases 2 and 3 are push-backs to the south, with Phase 3 mining to final pit limit in the south. Phase 4 is an expansion to the north to the final pit limit.

High head grade ore production, minimum mining widths and deferred stripping were the main governing factors in the design of the phases and mine plan. Another consideration while designing these phases was the requirement to keep any creek diversions within the final pit limit, due to the current water permits in place with the Yukon government.

Phase 1 was designed to open a high-grade ore zone to provide at least one year's worth of production ore at a head grade at or above 2.5% Cu, while keeping the pre-stripping to a minimum. A creek diversion to the south is also planned in this phase. This first creek diversion is within the Phase 2 pit limit and will remain in place and in use until year three. The start of the second creek diversion bench is incorporated into Phase 1 on the north wall, continued with Phase 2 and completed with Phase 3, at which point the creek can be diverted to the north wall. During mining of Phase 4 the creek diversion will be moved it to the final pit limit on the north wall. A third diversion bench will be placed in the final south wall of Phase 3, along the outside edge of the south ramp.

The mine plan for the Minto Project is based on a pre-production stripping period of approximately 10 months to open Phase 1 to supply year 1 production at the desired head grade. This 10-month period is split into 2 distinct periods:

- Period A: which strips approximately 6.2 Mt down to the creek elevation of approximately 800 m

- Period B: which strips the remaining waste of ~3.4 Mt off the ore face of Phase 1

The majority of the stripped material in Year -1 (T5yr1m2f and T5yr1m1f) will be used for the construction of the waste dump access road, ore stockpile areas and the overburden dump containment berm. The overburden dump containment berm will be used to contain the ice-rich overburden mined from the south perimeter wall and will need to be built prior to Year 2. This will be the first major stripping campaign on the south perimeter wall.

Phase 2 is a pushback to the south, adding a second ramp on the west side of the pit, providing a shorter access to the rock waste dump. Sections of the west side of this expansion are mined to the final pit limit. Phase 3 is a further expansion to the south, mining to final pit limit and placing the final main ramp in the south wall, which has an access to the waste rock dump to the west and the plant area to the east. This ramp includes a creek diversion bench, which will remain usable for the remaining mine life. A second creek diversion bench, which was started with Phases 1 and 2, is completed on the north wall.

Phase 4 is an expansion to the north, mining to the north pit limit and depleting the pit. This phase requires the placement of a temporary ramp on the north wall for approximately two years, which is mined out in the last year of mining. The north wall creek diversion bench is moved further north to the final pit limit.

The production schedule for Minto was developed using the Q'Pit Mine Planning Software, incorporating the phases described above.

The plant capacity for Year 1 of production is planned at 1,563 tpd. The commissioning period is expected to last approximately three months, where the loss of production is estimated at 32,000 tpy for a net first year production of 538.5 kt of ore. This loss of production is based on an estimated starting rate of 50%, with a linear ramp-up to full production by the end of the third month. The production rate will increase in Year 2 to a rate of 2400 tpd or 876 kt per year until the end of the mine life. Production in Year 2 is estimated at 858 kt; with a second commissioning period of three months for the new equipment. The loss of production (due to a linear ramp-up in production) is estimated at 18,000 tpy for a net second year rate of 858.4 kt. To maintain these production rates, pre-stripping of Phase 2 will need to commence in Year 1, Phase 3 in Year 2 and Phase 4 in Year 3.

In order to maintain the ore production at the desired head grade (+2.5% Cu) for as long as possible, stockpiling of ~200 kt per year of lower grade ore is required. This final pit limit is depleted in Year 6 of the operation with an additional 1.5 years of processing ore from the stockpiles for a 7.2-year plant operation. It is possible to keep the head grade above 2.5 % Cu for Years 1, 2 and 5, with head grades of 2.41 % Cu and 1.93% Cu for Year 3 and 4 respectively and 2 % Cu for Year 6.

Highlights of the Mine Plan:

> Year –1: Mined as two periods.
> T5yr1m2f – Pre-stripping to creek elevation and cutting new creek diversion bench. This period requires the removal of ~6.2 Mt of waste which will provide the material (fill) to construct the waste dump access road, ore stockpile areas and the overburden dump containment berm.
>
> T5yr1m1f – Continuation of pre-stripping, once creek diversion is completed, to remove remaining 3.4 Mt of waste providing access to ore below.
>
> Year 1: Need to stockpile ~400 kt of lower grade ore that is mined from above the higher grade ore. This allows the mill to get 538 kt of ore at a head grade of 3.28 % Cu.
> Phase 2 stripping is started in this period, placing a second ramp to the west side of the pit to better access the waste dumps.
>
> Year 2: Phase 1 depleted and mining ore from Phase 2. Phase 3 stripping to final pit limit has started. Start placement of final pit ramp and second creek diversion bench in south wall of pit and complete creek diversion bench in north wall of pit.
>
> Year 3: Phase 2 depleted and mining ore from Phase 3. Stripping Phase 4 to the north.
>
> Year 4: Mining ore from Phase 3, depleted by end of Year 4. Continue stripping waste from Phase 4 and start placement of temporary ramp in north wall. South part of pit is depleted and can be used for backfill in next year.
>
> Year 5: Temporary north ramp in place. Ore accessed from Phases 3 and 4. Can use south part of pit for waste placement.
>
> Year 6: Deplete pit and mine out temporary north ramp.
>
> Years 7 and 8: Deplete stockpiles.

Exploration and Development Updates

The following information of a scientific or technical nature has been prepared by or under the supervision of Stephen P. Quin, P. Geo., President and CEO of the Company and has previously been disclosed in news releases that are available on the Company's website or on SEDAR at www.sedar.com. The exploration activities at the Minto Project site are carried out under the supervision of Brad Mercer, P. Geo., Exploration Manager with the Company. See "Interests of Experts – Names of Experts" and "Interests of Experts – Interests of Experts". Mr. Quin and Mr. Mercer are "Qualified Persons" for the purposes of NI 43-101.

2006 Drill Program

During February to March 2006, Sherwood completed 4,128.5 metres of drilling in 25 holes: 19 in-fill holes for gold information within the resource area, five exploration holes and one hole to generate material for grinding tests. The latter hole cannot be assayed due to the destructive nature of the tests. The five exploration holes tested two targets: two holes on a low priority but limited seasonal access target and three holes on the high priority Area 2 target located 350 metres south of the south end of the planned open pit mine at Minto. During May to November 2006, Sherwood completed 20,123 metres of drilling in 94 holes: 79 delineation and infill holes on the new copper gold deposit at Area 2 and 15 holes on six other exploration targets. The total 2006 drill program was 119 holes for 24,252 metres.

In Fill Drill Results

Nineteen in-fill holes were drilled in the northern one-third of the Minto resource area to get sample material, primarily for gold assays. Resource calculations for gold were hampered here because portions of the area had either incomplete assays or relied mostly on assaying from the early 1970's. Previous comparisons between gold assay results predating 1993 and those subsequent to that time had shown that the earlier data tended to underreport gold content, likely due to the much higher detection threshold of the 1970's technology at one-third of a gram per ton and also due to the earlier convention of not predigesting the sample before fire assay. The results of the infill drilling will be incorporated into future new resource calculations.

Highlights of the in-fill drilling include hole 06SWC-055 which intersected 18.4m grading 2.63% Cu and 76.80g/t Au; hole 06SWC-057 which intersected 5.5m grading 10.01% Cu and 2.13g/t Au and 06SWC-065 which intersected 8.9m grading 8.11% Cu and 3.66g/t Au.

Exploration Holes – Phase 1

Five exploration holes were drilled in the February-March 2006 program. Three of these holes effectively discovered a new copper-gold deposit. Holes 06SWC-068, 06SWC-071 and -074 were drilled to test a magnetic anomaly approximately 350m south of the main Minto deposit previously known as Area 2. The target for these holes was a high priority geophysical target which had seen limited drilling in 1971-74, nearly 20 years before the airborne geophysics defined the magnetic anomaly. The airborne magnetic high is similar in magnitude and approximately three-quarters the size of the one corresponding to the main Minto deposit.

The 1971-74 holes were generally shallow (110-199m), with the exception of A108-74 and A138-74 which were drilled to depths of approximately 288m and 335m, respectively. These 1970's holes appear to have intersected some of the same geologic horizons as those in 06SWC-068, -071 and -074, depending on the depth of the holes. While they demonstrate good geologic continuity they were only sporadically sampled for assaying. All five 1970's drill holes near the Area 2 magnetic anomaly intersected significant copper-gold mineralization over several intervals, including intervals ranging up to 18m thick and grading 1.3% copper, with the highest grade intercept averaging 2.87% copper and 0.5g/t gold over 6.25m.

Hole 06SWC-068 intersected mineralization over 220 metres, which interval includes five significant zones of higher grade mineralization. Much of the intervening material in between these zones is low grade to anomalous in copper. Bornite mineralization was logged in intervals throughout the hole and is analogous to the bornite-gold mineralization in the main deposit.

Hole 06SWC-071 is located approximately 70 metres northeast of drill hole 06SWC-068. 06SWC-071 intersected mineralization over 255 metres of vertical extent, including five zones of higher grade mineralization. Bornite mineralization was logged in intervals throughout the hole and in its highest concentrations is analogous to the bornite-gold mineralization in the main Minto deposit.

Hole 06SWC-074 located approximately 66 metres northwest of 06SWC-068 and approximately 80 metres north of 06SWC-071. It intersected mineralization over 235 metres of vertical extent, including five distinct mineralized zones. The bornite-gold association is noted once again.

Upon completion of the three holes describe above it was realized that a significant deposit of copper – gold mineralization was likely present at Area 2 at relatively shallow depths similar to the original Minto Deposit.

Two other exploration holes, 06SWC-060 and 06SWC-070 were drilled in the Phase 1 program in an area of seasonal access on an exploration target, Minto Creek, lying approximately 500m due east of the Minto Deposit, they did not return significant assays.

Exploration Holes – Phase 2

The Phase 2 drill program lasted from May-November 2006. The 94 hole drill program focused mostly on Area 2 discovered in the Phase 1 drilling. A significant deposit (NI 43-101 compliant resource calculation) of copper gold mineralization was outlined on roughly 28m centers by 79 drill holes (including three from Phase 1) in less than six months. In lieu of the resource calculation Sherwood was confident the deposit was of significant size and initiated a pre-feasibility study even before the resource calculation was completed. This pre-feasibility study currently underway and being carried out by SRK is discussed further in this document.

Based on drilling at Area 2 to the end of 2006, the near surface high grade copper-gold mineralization was traced over an elliptical shaped area measuring approximately 350m in a northwest-southeast direction and up to 260m (average about 180m) in a northeast-southwest direction, an area about 40% larger than the original magnetic anomaly that was targeted. This compares to the aerial extent of the Minto Deposit currently being developed, which measures approximately 450m by 180m.

In addition to the nearer surface mineralization Area 2 is a stacked mineralized system with 300-350 metres vertical extent. Locally there are more than 13 foliated and mineralized horizons dipping gently in the direction of the long axis. Based on the known extents of mineralization, the Company believes that Area 2 has the potential to materially increase the high grade resources at Minto and the mineralization appears open to expansion on several levels and in several directions. This will be determined by the pre-feasibility study currently underway.

The principal mineralized horizons are Interval L and Interval M, but significant grade mineralization occurs at least locally in seven other intervals specified as J, K, N, O, P, Q and R. Most drill holes to date typically intercept Interval M. Locally, Interval M divides into two sub-intervals separated by waste. In addition to Interval M, there may be one or more high to moderate grade horizons above Interval M (Intervals K and L) while multiple, additional zones of low to high grade mineralization lie below Interval M and present additional resource opportunities (Intervals N, O, P, Q, etc.). The composite of Intervals M and L has comparable grades, thicknesses and depths of burial to that of the main Minto deposit currently being developed as an open pit mining operation.

Drilling completed to date does not limit the mineralization at Area 2. The upper high grade horizons (L and M) are open to the north and northwest and are a priority target for 2007 drilling. The deeper, high grade horizons (O, P and Q), are open in several directions and are of particular interest to the south and southwest, where limited historic drilling (1974) intercepted high grade copper-gold mineralization including 7.6m grading 5.3% Cu and 2.6g/t Au in drill hole A137-74. The deeper mineralization, beneath Area 2, represents an attractive high-grade target for future exploration.

18 other exploration holes tested a total of seven separate exploration targets with mixed results (see the table below).

Prospect	Drill Holes	Comments
DEF	06SWC-087, -089, -091, -092	Limited size and oxidized
DEF Northwest	06SWC-083, -084, -086	1/3 holes were successful – open but poorly understood
Little Boy	06SWC-094, -095	Multiple horizons but either low grade or deep
Borrow Pit	06SWC-079, -081, -097, -098, -099	3/5 holes were successful but appears to have limited extent
Ridgetop	06SWC-101, -104	Inconclusive – extensive further work required
Airstrip	06SWC-128	Inconclusive – extensive further work required
Copper Keel	06SWC-164	New discovery – open in 4 directions

Outlook

Sherwood intends to focus on an extensive exploration drill program south of both deposits and to start detailed geophysical surveying north of the open pit mine currently under development. More follow-up drilling is also slated for Area 2 on the north and west sides.

Sherwood believes that considerable exploration upside exists for the Minto property because:

1) Early exploration had not realized the importance of the magnetite-copper sulphide association, particularly in the presence of bornite.

2) Most of the early exploration drilling predates the high resolution helicopter-borne magnetic survey which shows some excellent untested magnetic anomalies of similar size and amplitude as the main deposit.

3) Early drilling was based on soil geochemistry which is so highly anomalous over a large area it was of little use for detailed drill targeting.

4) Early drilling was not focused by geophysics and drill holes were often erratically spaced or collared at highly varied orientations, giving a false impression of poor continuity. Many good targets remain poorly tested in areas of historical drilling.

5) South of the main deposit, the strong sub-horizontal, structural control of the mineralization was not recognized and thus the lateral continuity of mineralized structures was not recognized.

6) Many of the historical drill holes are too shallow and fail to adequately exploit the stacked nature of the mineralized horizons.

7) Anecdotal evidence, from conversations with senior geologists who worked on the property in the 1970's, suggests that the core was inconsistently logged and that some of the bornite mineralization was not recognized in early exploration holes.

8) Poor shoulder sampling and frequent gaps in the sampling of the historical drill holes, even within foliated horizons with reported visible copper mineralization, complicates the interpretation and modeling of the mineralized horizons.

9) Inconsistent recognition of important lithologies and structures in the historical drill records adds to the confusion of otherwise relatively simple geology and predictable geometry. There were 278 rock codes in the database prior to Sherwood's rebuild of the database.

10) Past operators proceeded with the understanding that they would return to many of the exploration targets once the mine was in production. This scenario did not unfold as planned due to lower copper prices at the time, leaving several prospects under-explored often with mineralized horizons open in multiple directions.

11) Better infrastructure and metal prices today may allow the exploitation of lower grade mineralization today versus the 1970's.

12) The discovery within a few hundred metres of the original deposit of relatively shallow mineralization at Area 2 by Sherwood geologists in 2006 validates the property assessment outlined above and the approach Sherwood is implementing.

Drill logs and assay data for several other areas suggests a similar style and tenor of mineralization as was indicated by the Area 2 data prior to Sherwood's drilling. Gradient geophysics shows that all of these areas have similar chargeability signatures as Area 2 and has also identified several chargeability anomalies in new areas with no previous indication of mineralization. All of these targets represent upside potential for future discoveries and resource gains and they all lie within two kilometres of the Minto open pit. Ongoing modeling of the Minto and Area 2 resources suggest some level of continuity between them (The Gap Target) and by projection even further south of both. Modeling of historical drill data on a property wide basis is suggesting that the area south of the DEF fault to an inferred fault at the south property boundary is underlain by one large mineralized system. Sherwood's approach is to search for high grade areas within this larger system.

The best of these targets identified to date is Area 3; renamed Ridgetop by Sherwood. Preliminary interpretation of drill data suggests a similar under-explored situation as at Area 2 but Ridgetop appears to be a much larger target. Based on a reasonable interpretation of the 1993 airborne magnetic survey, it is at least 1100 metres long by approximately 250 metres wide. Previous wide spaced and shallow drilling clearly shows two distinct, stacked horizons of interest including ore grade intercepts. There is room on this target for significant tonnages of copper mineralization at shallow depths due to gaps in drilling up to 400m long. The depth potential below 150m has not been significantly tested.

The historical drill pattern at Ridgetop, completed intermittently over two decades but mostly prior to the 1993 high resolution helicopter-borne magnetic survey suggests that the former operators did not understand the target. It appears that early drilling was vectored by soil geochemical sampling. In many instances drill holes are completely off of or are vectored away from the magnetic high anomaly. Large areas of the highest amplitude portions of this anomaly remain untested. Sherwood plans an aggressive exploration drill program on this target in the spring/summer of 2006.

Highlights from Ridgetop Historical Drilling

DDH ID	FROM (m)	TO (m)	INT (m)	Cu%	Au g/t
A5-73	119.79	135.48	15.70	3.16	1.66
94-06	137.77	144.02	6.25	3.01	0.87
94-06	55.84	60.56	4.72	1.13	0.24
A116-74	18.29	27.43	9.14	1.59	0.63
A116-74	98.45	110.64	12.19	1.21	0.74
A2-73	1.83	42.52	40.08	0.90	0.00
A9-73	7.92	48.46	40.54	0.67	0.00

Three dimensional geological compilation of data from all areas with prior drilling is ongoing in order to identify still more possible targets that have not been adequately followed up. With excellent access and

US$1,750,000, with a security deposit required of US$350,000 (which has been paid). As the owner of the Skagway Ore Terminal, AIDEA retains the right of access to any and all areas of the facility. In January 2007, after execution of the agreement with Sherwood and MintoEx, AIDEA awarded a facilities rehabilitation contract to construct a new concentrate storage building and support structures to handle the copper concentrates from the Minto Mine. Construction is currently in process.

Forward Sales Agreements

In October 2006, MintoEx entered into forward sales agreements for 41,211 tonnes (approximately 90.9 million lbs) of copper, 42,202 oz of silver for delivery between July 2007 and April 2011 at prices well above those assumed in the feasibility study. Copper forward sale prices start at US$3.17/lb in September 2007 and gradually decline to US$2.00/lb in May 2011. Gold and silver forward sales are at a flat price of US$636.25/oz of gold and US$11.51/oz of silver commencing in July 2007 and ending in April 2011. The forward sales ramp up to approximately 65% of the payable metal sales over the second half of 2007 and continue at that rate until the end of April 2011.

Concentrate Off-Take Agreement

Also in October 2006, MintoEx entered into a concentrate off-take agreement with MRI Trading AG ("MRI") of Switzerland whereby MRI will purchase 100% of the concentrates produced by the mine on attractive terms for payment, treatment charges and refining charges. Importantly, there is no price participation payable during this entire period, up to mid-2010. MRI have also agreed to provide MintoEx a US$20 million inventory financing facility that MintoEx can draw on as concentrates are delivered into the concentrate storage shed at the mine site, thereby significantly reducing the working capital required during the ramp-up and operations of the project.

Secured Debt Facilities

In October 2006, Sherwood together with MintoEx, entered into agreements with Macquarie Bank Limited ("Macquarie") for the provision of secured debt facilities, which are comprised of a US$57,778,051 project loan facility ("PLF") and a Cdn$20 million subordinated debt facility ("SDF"). The PLF carries an interest rate of LIBOR plus 2.25% and is repayable over two years commencing November 30, 2007. The PLF will be drawn in US dollars to mitigate the Minto Mine's potential exposure to currency fluctuations. The SDF comprises two tranches, a Cdn$4.3 million Tranche A and a Cdn$15.7 million Tranche B. Tranche B can be drawn after the PLF is fully utilized. The SDF carries an interest rate of LIBOR plus 3.0% and is repayable over one year commencing November 30, 2009. The PLF and SDF are secured against the Minto Project, and are guaranteed by Sherwood which has pledged its shares in MintoEx as a security therefor.

As at April 30, 2007, MintoEx had drawn down an aggregate of US$50,421,202 against the PLF, which funds were used to pay off the Cdn$4.3 million initial Tranche A drawn against the SDF, plus interest, Macquarie's facility fees and costs and the remainder is being used to fund on-going construction activities at the Minto mine. Since Tranche A of the SDF was paid off, Sherwood has issued to Macquarie a net 927,027 warrants, each entitling the holder to purchase an additional common share of Sherwood at $3.70 per share until October 25, 2008 for keeping the Cdn$20 million SDF available for utilization after the PLF is fully drawn. The warrants and the shares issuable upon exercise of the warrants are subject to a hold period expiring February 26, 2007. Sherwood would be required to issue an additional 755,405 warrants if Tranche B is drawn down, a further 755,405 warrants on any redraw of Tranche A and 848,649 warrants if any amount remains outstanding under Tranche B on September 28, 2007. These additional warrants will be issued at a 20% premium to the 20-day weighted average price of Sherwood's shares at the time of a future draw down, and will expire two years after issuance. The issuance of warrants is subject to the prior acceptance of the TSX Venture Exchange.

In conjunction with the issue of the Debentures issued in March 2007, Sherwood and MintoEx did not draw the SDF and, as a result of not drawing the SDF, Sherwood did not issue the 2,359,459 warrants that could have been issued in relation to that facility. However, the 927,027 warrants previously issued to Macquarie and currently outstanding remain outstanding.

Project Development

Sherwood continues to make progress towards its objective of copper-gold production by mid-2007, and is working towards achieving its accelerated goal of production in the second quarter of 2007. The accelerated option was made possible by the early warrant exercise completed on February 21, 2006, which provided funds to retain and mobilize key contractors for mining, construction and EPCM, several months earlier than originally planned.

Sherwood estimates that development of the high grade, open pit Minto copper-gold mine was more than 75% complete at the end of March 2007 and is on track for completion ahead of schedule, during the latter part of the second quarter, 2007. All major equipment components are now installed and the remaining work principally consists of piping, electrical and conveyors, as well as the remaining pre-stripping (which is now more than 85% complete).

Phase 2 Mill Expansion Accelerated

On April 11, 2007, the Company announced that it intends to accelerate the Phase 2 mill expansion at the Minto Project using funds from the recently completed convertible debenture financing.

Sherwood's 2006 feasibility study for the Minto Project assumed that the Phase 2 mill expansion from 1,563 tonnes per day to 2,400 tonnes per day would take place during the first year of operations and be funded from cash flow, once available. With the additional capital available from the recent Debenture financing (announced February 28, 2007), Sherwood now intends to transition straight from Phase 1 mine construction to the Phase 2 mill expansion without delay. Sherwood's objective is to complete the Phase 2 expansion by the end of 2007, six to nine months ahead of previous forecasts. The layout and design of the Phase 2 mill expansion is being adjusted to allow for potential future increases in mill throughput, beyond 2,400 tonnes per day. These design changes may increase the immediate capital costs for Phase 2 modestly, but considerably less than having to deal with bottlenecks later.

Sherwood intends to continue its excellent working relationship with construction managers, JDS Energy & Mining, engineering and procurement by Hatch Ltd. and construction by Clark Builders, all who have contributed enormously to the very rapid development of the Minto Mine.

Work to implement Phase 2 construction has already commenced, with detailed engineering underway at Hatch, civil construction in progress at site (pouring foundations for the mill expansion and tailings filter building expansion), relocation of the second ball mill to site (completed), and ordering of long lead time equipment. The major construction effort for Phase 2 will occur during the summer of 2007.

Pre-feasibility Study Incorporating Area 2

On April 12, 2007, the Company announced that it has expanded the scope of its pre-feasibility study on the Minto Project being undertaken by SRK. The expanded study will not only evaluate the potential to add to the mine life by converting the recently defined resources at Area 2 into reserves, but will also evaluate options to increase mill through-put and address a number of other project optimizations in process. Flexibility to accommodate further mill expansions is currently being designed into the Phase 2 mill expansion, as announced April 11, 2007. As a result of the expanded scope of work, the pre-feasibility study is now expected to be completed in the third quarter of 2007 as opposed to the second quarter.

A number of the opportunities to be considered in the pre-feasibility study could potentially require amendments to the existing permits for the Minto Mine but would not affect the current operating plans. The pre-feasibility study will provide the information needed to submit whatever amendments are required to initiate discussions and consultations with the appropriate regulators and stakeholders. Sherwood anticipates that it could take one to two years to obtain such amendments, if required, and so the pre-feasibility study will not consider any production beyond the current permit limit of 2,500 tonnes per day before the end of 2009.

Exploration Plans

Sherwood proposes to complete 16,000m of core drilling on the Minto property south of the DEF fault during 2007 using two drill rigs working around the clock. North of the DEF fault, approximately 500 hectares of gradient IP and ground based total field magnetics are planned. Highlights of the principal components of the 2006 exploration program are set out below.

The 2007 exploration program will be executed in two phases, with Phase 1 (consisting of 4 – 6 deep drill holes for 2,500m of drilling and currently in progress) as a preliminary test of the "Gap" between Area 2 and the main Minto deposit for continuity of mineralization down dip from Area 2 and beneath the Minto open pit (currently being developed for production). The recently identified Gap represents a potentially very large target and this Phase 1 drilling will give a preliminary indication of the potential of the area. Phase 2 is planned to commence in June 2007 and consists of expansion of the existing geophysical surveys and more than 60 drill holes (for 13,500m) to aggressively test several other highly prospective multi-anomaly targets where there are coincident IP chargeability highs, soil geochemical anomalies, magnetic anomalies and positive drill intercepts. Wide-spaced 1970's drilling in several of these areas intersected significant copper-gold mineralization including several intercepts grading more than 3% copper over at least five metres. Priority exploration targets to be tested in 2007 include Area 118, Ridgetop, Airstrip, Copper Keel and Area 112.

Minto – Area 2 "Gap" Target

The objective for the recently completed Phase 1 program was to test the gap between the recently defined Area 2 resource and the Minto open pit, as well as to test the potential for extending mineralization beneath the open pit itself. It was initially thought that the main mineralized horizons (L and M) of Area 2 were the continuation of the main zone at the Minto Deposit. However the perspective gained from drilling in 2006 indicates that the Area 2 mineralized structures dip toward and perhaps beneath the Minto Deposit. Surprisingly, despite three decades of exploration, there is very little drilling beneath the main Minto deposit, suggesting a very substantial untested target that could host the down dip continuation of the Area 2 high grade structures extending all the way beneath the Minto open pit, and linking up the high grade intercepts in the limited number of deeper drill holes below the pit.

Area 2

A resource estimate for Area 2 was detailed in a news release dated February 26, 2007 and represents a significant increase in the high grade resources within the Minto Project area. Some additional drilling is planned in 2007 with the objective of defining further high grade resources additions at relatively shallow depths (Horizons L and M) where the resources are open to the north and west of the 2006 drilling. Some deeper holes are also planned to test some of the deeper mineralized horizons (O, P, Q) to the southwest, toward one of the priority exploration targets, Area 118.

Ridgetop

The Ridgetop target encompasses a 1,100m long east-west string of magnetic anomalies located 500m south of Area 2 that could be the up-dip continuation of the deeper mineralized structures (O, P, & Q) intersected at depth below Area 2. Drilling is planned in three separate locations where shallow drilling in the early 1970's indicate at least two stacked zones of copper-gold mineralization that remain open in several directions. The level of data and the potential at Ridgetop is considered to be analogous to that of Area 2 prior to the start of exploration drilling by Sherwood in 2006.

Area 118

Area 118 is centred on an IP chargeability anomaly with a strike length of more than 500m and covering about 20 hectares. It is immediately adjacent (southwest) to the five hectare anomaly associated with Area 2, but considerably larger. Based upon the similar geophysical signature and the similarity of mineralization intersected in the only two drill holes in the entire Area 118 anomaly, the target is considered to be geologically equivalent to Area 2 and the two contiguous targets may be connected. Both of the 1970's-era drill holes in Area 118 intersected wide zones of copper-gold mineralization with the best result being 7.6m grading 2% Cu and 0.75 g/t Au. Based upon Sherwood's experience at Area 2, drill testing is planned for 2007 with the objective of discovering a significant new deposit.

Other Targets

The 'Airstrip', 'Copper Keel' and 'Area 112' targets are also slated for drill testing in 2007. All of these targets have a combination of aerially extensive IP chargeability anomalies, highly elevated copper-in-soil geochemistry and some prior drilling (mostly 1970's era and not vectored by geophysics) with multiple copper-gold mineralized intercepts including intercepts grading better than 1% Cu over 10 metres. Each target is to be tested for its potential to host significant new zones of mineralization

DIVIDENDS

The Company has not paid any dividends on its common shares during the three most recently completed financial years. Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares, issuable in series. As at April 30, 2007, 43,731,316 common shares and nil preferred shares of the Company were issued and outstanding as fully paid and non-assessable shares.

The holders of the common shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the common shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the common shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company.

The Company has a stock option plan pursuant to which the directors of the Company are authorized to grant options to directors, officers, employees and consultants of the Company and MintoEx of up to 4,373,131 common shares (being 10% of the issued and outstanding common shares at April 30, 2007). As at December 31, 2006, the following options were outstanding under the stock option plan:

Number of Options/Shares	Expiry Date	Exercise Price
100,000	January 15, 2007	$1.00
911,500	August 3, 2010	$1.00
23,000	October 3, 2010	$1.42
100,000	December 5, 2010	$1.24
30,000	January 5, 2011	$1.42
754,833	February 24, 2011	$2.00
40,000	April 6, 2011	$3.82
75,000	June 27, 2011	$3.65
260,000	September 19, 2011	$3.05
50,000	October 4, 2009	$2.50
25,000	October 4, 2011	$2.50
160,000	October 11, 2011	$3.05
910,000	October 30, 2011	$3.65

Subsequent to December 31, 2006, the Company issued the following stock options:

Number of Options/Shares	Expiry Date	Exercise Price
300,000	January 1, 2012	$4.05
60,000	January 15, 2012	$4.25
60,000	February 19, 2012	$4.77
400,000	February 22, 2012	$4.67
550,000	May 9, 2012	$5.25

The Company also has the following share purchase warrants outstanding:

Expiry Date	Exercise Price	Number of Warrants/Shares outstanding at December 31, 2006	Exercised subsequent to December 31, 2006	Number of Warrants/Shares outstanding at April 30, 2007
June 7, 2007	$1.40	107,500	53,750	53,750
February 20, 2008	$2.00	680,925	99,800	581,125
October 25, 2008	$3.70	927,027	nil	927,027

MARKET FOR SECURITIES

Trading Price and Volume

The Company's shares are listed for trading through the facilities of the TSX Venture Exchange under the symbol "SWC". During the year ended December 31, 2006, the Company's shares traded as follows:

Month	Volume	High ($)	Low ($)
December 2006	1,429,532	4.05	3.81
November 2006	3,311,837	3.75	3.54
October 2006	1,975,105	3.80	3.64
September 2006	1,326,247	2.90	2.70
August 2006	1,319,418	3.26	3.20
July 2006	4,366,395	3.40	3.10
June 2006	1,520,849	3.30	3.16
May 2006	5,077,581	3.22	3.11
April 2006	4,238,412	3.55	3.45
March 2006	10,793,287	4.00	3.55
February 2006	3,738,460	2.11	2.04
January 2006	2,677,690	1.80	1.74
December 2005	763,550	1.25	1.25

Subsequent to December 31, 2006, the Company also listed Debentures in the aggregate principal amount of $43.6 million which trade in a board lot size of $1,000 face value.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The name, province or state, country of residence, position or office held with the Company and principal occupation during the past five years of each director and executive officer of the Company are described below:

Name and Address	Office or Position Held	Previous Service as a Director	Principal Occupation during past five years
Roy H. Hudson(1)(2) Alberta, Canada	Director	Since 2000	Barrister & Solicitor, Davis & Company LLP since September 2004; prior to that since July 2002, Barrister & Solicitor Borden Ladner Gervais LLP; prior to that Barrister & Solicitor Armstrong Perkins Hudson LLP
James Crombie(1)(2) Nassau, Bahamas	Director	Since 2001	President, Palmarejo Silver and Gold Corporation; Peruvian Gold Corp.
Ray Antony(1) Alberta, Canada	Director	Since 2000	Independent Businessman since September 2006; President of Breakside Energy Ltd from January 2004 to August 2006, President of Resolution Resources Ltd. from October 2001 to January 2004
Stephen Quin(3) British Columbia, Canada	President, Chief Executive Officer and Director	Since 2001	President & CEO, Sherwood Copper Corporation; prior to Sept.1, 2005 Executive Vice President of Miramar Mining Corporation
D. Bruce McLeod(3) British Columbia, Canada	Executive Chairman and Director	Since 2001	Professional Mining Engineer; senior officer & director of Tenajon Resources Corp., International Northair Mines Ltd., Sherwood Copper Corporation, Troon Ventures Ltd. and New Dimension Resources Ltd.
John Gammon(2)(3) Ontario, Canada	Director	Since February 2006	President, John Gammon Associates Inc.; Assistant Deputy Minister, Mines and Minerals, Government of Ontario 1989-2005
Brenda Nowak British Columbia, Canada	Corporate Secretary	N/A	Corporate Secretary, Northair Group of Companies since January 2007; Legal Assistant, DuMoulin Black LLP, July 2003 to January 2007; Legal Assistant/Office Manager, Nexus Venture Capital Lawyers, January 2000 to July 2003.
Richard Godfrey British Columbia, Canada	Chief Financial Officer	N/A	Chief Financial Officer of Northair Group of Companies since May 2007; VP Finance of Eurozinc Mining from 2006 to March 2007; Chief Financial Officer of Breakwater Resources Ltd. from 2003 to 2006.

(1) Denotes members of the Audit Committee.
(2) Denotes members of the Corporate Governance and Compensation Committee.
(3) Denotes members of the Environmental, Health and Safety Committee.

The directors of the Company are elected at each annual meeting and hold office until the next annual meeting or until their successors are appointed.

Control of Securities

Based on information provided by such individuals, as at April 30, 2007, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 1,059,961 common shares of the Company, representing approximately 2.4% of the issued and outstanding common shares of the Company. In addition, the director and executive officers of the Company as a group held incentive stock options and warrants for the purchase of an aggregate of 1,922,500 common shares in the capital of the Company, which options and warrants are exercisable at between $1.00 and $3.65 per common share and expire between August 2010 and October 2011.

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of Alberta, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. See also "Describe the Business – Risk Factors".

LEGAL PROCEEDINGS

The Company and MintoEx are not parties to any legal proceedings and are not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed, no director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, have had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or will materially affect the Company.

During the most recently completed financial year, the Company incurred costs of $79,723 (2005 - $284,473; 2004 - $8,814) for legal expenses by Davis & Company LLP, a law firm in which Roy Hudson, a director of the Company, is a partner. As at December 31, 2006, the Company did not owe any amount to Davis & Company LLP.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the common shares of the Company is Computershare Trust Company of Canada, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia.

MATERIAL CONTRACTS

Contracts of the Company, other than contracts entered into in the ordinary course of business, that are material to the Company and that were entered into by the Company either within the most recently completed financial year or between January 1, 2002 and December 31, 2006, but are still in effect, are listed below:

(1) Purchase and Sale Agreement dated for reference April 28, 2005 between the Company, ASARCO Ltd. and MintoEx relating to the acquisition of an NSR royalty and option to earn a working interest in the Minto Project. See "Description of the Business".

(2) Purchase and Sale Agreement dated for reference April 28, 2005 between the Company, Falconbridge Limited and MintoEx relating to the acquisition of an NSR royalty and repurchase right. See "Description of the Business".

(3) Assignment of NSR Royalty Agreement dated for reference May 5, 2005 between the Company and Teck Cominco Limited relating to the acquisition of an NSR royalty on the Minto Project. See "Description of the Business".

(4) Agreements with Macquarie Bank Limited dated October 25, 2006 among the Company and MintoEx for the provision of secured debt facilities. See "Description of the Business".

(5) Forward Sales Agreements entered into by MintoEx dated October 12 and 16, 2006 regarding the delivery of silver and copper. See "Description of the Business".

(6) Concentrate Off-Take Agreement between MRI Trading AG and MintoEx dated October 4, 2006 regarding the purchase of 100% of the concentrates produced by the mine. See "Description of the Business".

(7) User Agreement between the Alaska Industrial Development and Export Agency, the Company and MintoEx dated January 18, 2007 for the refurbishment, reconstruction and recommissioning of the Skagway Ore Terminal. See "Description of the Business".

(8) Power Purchase Agreement between Yukon Energy Corporation and MintoEx dated February 12, 2007 for the provision of grid power to the Minto mine site. See "Description of the Business".

EXPERTS

Names of Experts

In late 2005, Sherwood commissioned Hatch Ltd. to prepare a feasibility study to evaluate the technical requirements and economics of developing the Minto Deposit into a mine and concentrator with all ancillary facilities.

In compiling this feasibility study, Hatch used and relied on information provided by MintoEx, Giroux Consultants Ltd. (resources), SRK (project description, geology, mineralization, exploration, drilling and sampling), DJB Consultants Inc. (mineral processing and comminution), G.R. Rawsthorne and Associates Inc. (components of milling), G&T (metallurgical test work), Access Consulting Group (hydrology, drainage, tailings disposal, site reclamation, environmental and permitting), Aurum Geological Consultants Ltd. (sample handling), JDS Energy & Mining (components of development and operating costs), EBA Engineering Consultants Ltd. (tailings deposition, open pit slopes, geotechnical, access roads, water retention dam, overburden and waste management), Pelly Construction Ltd. (mining costs and earthworks unit rates), Clark Builders (components of construction costs), Unit Electrical Engineering (electrical), Consolidated

Management Consultants Ltd. (grid electrical power), Austring, Fendrick, Fairman & Parkkari (title) and H. M. Hamilton and Associates Inc. (concentrate marketing, concentrate transport and off-take).

The following are the Qualified Persons under NI 43-101:

- Mr. Gary Giroux P.Eng. of Giroux Consultants Ltd., responsible for the mineral resource estimate used in the feasibility study.

- Mr. Keith Watson P.Eng. of Hatch Ltd., responsible for the mineral reserve estimate used in the feasibility study.

- Mr. Hoe Teh P.Eng. of Hatch Ltd., responsible for the metallurgical portion of the feasibility study.

- Mr. Yves Dessureault P.Eng. of Hatch Ltd., in respect of the feasibility study and prepared or supervised the preparation of the Hatch feasibility study.

- Mr. Richard Trimble P.Eng. of EBA Engineering Consultants Ltd., responsible for the geotechnical portion of the feasibility study.

- Mr. Derek Barratt P.Eng. of DJB Consultants, Inc., responsible for the comminution and parts of the mineral processing portion of the feasibility study.

- Mr. Dan Cornett P.Bio. of CCEP of Access Consulting Group, responsible for the environmental and permitting portion of the feasibility study.

- Stephen Quin, P. Geo. is responsible for certain information of a scientific or technical nature relating to the Minto Project in this Annual Information Form.

- Brad Mercer, P. Geo. is responsible for supervising the exploration activities at the Company's Minto Project.

Interests of Experts

Except as otherwise disclosed below, none of the experts named under "Names of Experts", when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates (based on information provided to the Company by the experts) or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Stephen Quin is the President, Chief Executive Officer and a director of the Company and, as of the date hereof, held 481,250 common shares of the Company and 575,000 stock options exercisable into common shares of the Company, and 10,000 warrants to purchase common shares of the Company.

Brad Mercer is an Exploration Manager with the Company and, as of the date hereof, held 52,000 common shares of the Company and 175,000 stock options exercisable into common shares of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company's Information Circular for its most recent annual meeting of securityholders that involved the election of directors. Additional financial information is provided in the Company's consolidated financial statements and management's discussion and analysis for the year ended December 31, 2006.

EXHIBIT 2.2

SHERWOOD COPPER CORPORATION

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 and NOVEMBER 30, 2005

Canadian Funds

April 30, 2007

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles, and contain estimates based on management's judgement. Management maintains an appropriate system of internal control to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company's auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company's auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards, and their report follows.

/s/ Stephen P. Quin
Stephen P. Quin
President, Chief Executive Officer
and Director

/s/ Zara Boldt
Zara Boldt
Chief Financial Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Auditors' Report

To the Shareholders of Sherwood Copper Corporation

We have audited the consolidated balance sheet of Sherwood Copper Corporation as at December 31, 2006 and the consolidated statements of loss and deficit and cash flows for the period then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and the results of its operations and its cash flows for the period then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at November 30, 2005, and for the year then ended, were audited by predecessor auditors who expressed an opinion without reservation on those statements in their report dated February 3, 2006 (except for Note 8f, 12c and 12d which are as at February 24, 2006).

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
April 23, 2007

Sherwood Copper Corporation
(A Development Stage Company)

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

ASSETS		As at December 31, 2006 *(Note 1)*		As at November 30, 2005
Current				
Cash and cash equivalents	$	2,722	$	1,389
Short-term deposits *(Note 2c)*		11,000		-
Receivables		3,317		72
Prepaid expenses		214		14
		17,253		1,475
Restricted Cash – Flow Through *(Note 9e)*		633		560
Restricted Cash *(Note 12e)*		402		-
Reclamation Bond *(Note 12c)*		600		50
Deferred Financing Costs *(Note 12a)*		3,200		75
Property, Plant and Equipment *(Note 5)*		66,987		182
Resource Property Costs - *(Note 6)*		19,705		10,949
	$	108,780	$	13,291
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	9,918	$	405
Due to related parties *(Note 8a)*		59		103
Promissory note *(Note 12d)*		583		-
Current portion of project loan facility *(Note 7)*		3,496		-
Current portion of capital lease obligation *(Note 12b)*		717		48
		14,773		556
Project Loan Facility *(Note 7)*		32,894		-
Derivative Instruments *(Note 7)*		18,422		-
Future Income Tax Liability *(Note 10)*		3,356		-
Capital Lease Obligation *(Note 12b)*		1,806		56
Asset Retirement Obligation *(Note 12c)*		1,891		50
		73,142		662
SHAREHOLDERS' EQUITY				
Share Capital *(Note 9)* – Common Shares		61,379		20,401
Contributed Surplus *(Note 9)*		4,230		653
Deficit		(29,971)		(8,425)
		35,638		12,629
	$	108,780	$	13,291

Commitments *(Notes 5, 6, 7 and 12)*
Subsequent Events *(Note 14)*

ON BEHALF OF THE BOARD:

"Stephen P. Quin", Director   *"D. Bruce McLeod"*, Director

- See Accompanying Notes -

Sherwood Copper Corporation
(A Development Stage Company)

Consolidated Statements of Loss and Deficit

(expressed in thousands of Canadian dollars)

	For the Thirteen Months Ended December 31, 2006 *(Note 1)*	For the Twelve Months Ended November 30, 2005
General and Administrative Expenses		
Management fees	$ 42	$ 45
Salaries and benefits	509	240
Stock-based compensation *(Note 9g)*	2,012	345
Regulatory compliance and transfer agent fees	126	40
Professional fees	345	47
Office and sundry	147	75
Investor relations	231	96
Travel	81	20
Loss From Operations	(3,493)	(908)
Write-off of resource property costs	-	(382)
Foreign exchange loss	(1,022)	-
Unrealized loss on derivative instruments *(Note 7)*	(18,422)	-
Interest income	330	27
Loss for the Period before Income Taxes	(22,607)	(1,263)
Future income tax recovery *(Note 10)*	1,061	-
Net Loss for the Period	(21,546)	(1,263)
Deficit - Beginning of period	(8,425)	(7,162)
Deficit - End of Period	$ (29,971)	$ (8,425)
Loss per Common Share - Basic and Diluted	$ (0.67)	$ (0.09)
Weighted Average Number of Common Shares Outstanding	32,072,529	13,451,913

- See Accompanying Notes -

Sherwood Copper Corporation
(A Development Stage Company)

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

Cash Resources Provided by (Used In)	For the Thirteen Months Ended December 31, 2006 *(Note 1)*	For the Twelve Months Ended November 30, 2005
Operating Activities		
Loss for the period	$ (21,546)	$ (1,263)
Write-off of resource property costs	-	382
Amortization	26	34
Stock-based compensation	2,012	345
Non-cash consulting fees	25	-
Future income tax recovery	(1,061)	-
Unrealized loss on derivative instruments	18,422	-
Unrealized loss on foreign exchange	1,064	-
Changes in non-cash working capital	(3,233)	(91)
	(4,291)	(593)
Investing Activities		
Acquisition of Falconbridge rights	-	(2,686)
Acquisition of Minto common shares, net of cash acquired *(Note 4)*	-	(2,739)
Acquisition of property and equipment	(51,079)	(38)
Deferred financing costs	(1,289)	-
Increase in short-term deposits	(11,000)	-
Reclamation bond posted	(550)	(50)
Restricted cash	(475)	(559)
Resource property costs, *net of recovery*	(6,794)	(2,348)
	(71,187)	(8,420)
Financing Activities		
Capital lease payments	(155)	(75)
Increase in project loan facility *(Note 7)*	35,326	-
Proceeds from issuance of shares, units and special warrants *net of issue costs*	41,640	10,463
	76,811	10,388
Net Increase in Cash and Cash Equivalents	1,333	1,375
Cash and Cash Equivalents - Beginning of period	1,389	14
Cash and Cash Equivalents - End of Period	$ 2,722	$ 1,389

See Note 11 for Supplemental Disclosure of Non-Cash Financing and Investing Transactions

- See Accompanying Notes -

Sherwood Copper Corporation
(A Development Stage Company)

Consolidated Schedules of Resource Property Costs

(expressed in thousands of Canadian dollars)

	For the Thirteen Months Ended December 31, 2006			
	Acquisition Costs	Deferred Exploration Costs	Total 2006	For the Year Ended November 30, 2005
Direct – Mineral				
Minto Copper-Gold Project, Yukon				
Purchase of Falconbridge rights	$ -	$ -	$ -	$ 2,686
Purchase of Minto Project	-	-	-	4,873
Purchase of Minto NSR	-	-	-	1,405
Assays	-	483	483	89
Asset retirement obligation *(Note 12c)*	-	1,841	1,841	50
Camp and general	-	305	305	274
Drilling	-	2,367	2,367	948
Environmental	-	65	65	-
Feasibility and other studies	-	2,304	2,304	-
Field supplies and transport	-	230	230	209
Geophysics	-	175	175	-
Salaries and consulting	-	986	986	268
Development	-	-	-	147
	-	8,756	8,756	10,949
Chicago Trend Property, Nunavut				
Tenure	-	-	-	6
Data review and reporting	-	-	-	9
	-	-	-	15
Net Costs for the Period	-	8,756	8,756	10,964
Balance - Beginning of period	8,964	1,985	10,949	367
Write-off of Chicago Trend Property *(Note 6b)*	-	-	-	(382)
Balance - End of Period	$ 8,964	$ 10,741	$ 19,705	$ 10,949

- See Accompanying Notes -

1. Nature of Operations

Sherwood Copper Corporation (the "Company") is a Canadian company which is engaged in the acquisition, exploration and development of resource properties. The Company is focusing on the development of its wholly-owned Minto Copper Gold Project (the "Minto Project") into a producing copper mine. The development of the property started in April 2006 and is expected to be in production by mid 2007.

2. Significant Accounting Policies

a) Basis of Presentation and Consolidation

The Company changed its year-end from November 30th to December 31st effective for the period ended December 31, 2006. Accordingly, the Company's 2006 results from operations and cashflow are for the thirteen months ended December 31, 2006 as compared to the year ended November 30, 2005.

The consolidated financial statements of the Company have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and include the accounts of the Company and its 100% owned subsidiary Minto Explorations Ltd. ("Minto") from June 8, 2005, the date of acquisition.

b) Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The Company places its cash and cash investments with institutions of high credit worthiness. At times, such investments may be in excess of federal insurance limits.

c) Short-term Deposits

For purposes of reporting cash flows, the Company considers short-term deposits to include amounts held in banks and highly liquid investments with remaining maturities at the point of purchase of more than 90 days.

d) Resource Property Costs

The Company capitalizes acquisition and exploration expenditures related to resource properties on an individual prospect basis until such time as an economic ore body is defined or a prospect is abandoned. Amortization of assets used in connection with capitalized resource property costs is also capitalized. Capitalization of related expenditures continues until the property is moved into production, sold, impaired or abandoned. Unrecoverable costs for projects determined not to be commercially feasible are expensed in the period in which the determination is made. Holding costs to maintain a property on a care and maintenance basis are expensed as incurred.

The recoverability of the amounts capitalized for the undeveloped resource properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many resource properties. The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties is in good standing.

2. Significant Accounting Policies - *Continued*

e) Share Capital

i) The proceeds from the exercise of stock options or warrants are recorded as share capital.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

iii) The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis on relative fair values as follows: the fair value of the common shares is based on the market close on the date the units are issued and the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

f) Loss per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

g) Property, plant and equipment

Property, plant and equipment are recorded at cost. Amortization of plant and other equipment is computed using the declining balance method. Amortization begins when the asset is placed into service. Mine development costs are amortized on a unit of production basis over estimated proven and probable reserves.

Construction in progress relates to the Minto Copper-Gold Project and is recorded at cost. Amortization is not recorded until the assets are placed into service, at which time they are transferred into plant and equipment.

h) Obligations Under Capital Leases

Leases are classified as either capital or operating. Leases that transfer substantially all of the benefits and risks of ownership of property to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded with its obligation. Payments made under operating leases are expensed as incurred or capitalized, if applicable.

i) Income Taxes

The asset and liability method is used for determining future income taxes. Under the asset and liability method, the change in the net future income tax asset or liability is included in income. Future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and the amount reported in the financial statements. Future income tax assets and liabilities are measured using enacted or substantially enacted rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

2. Significant Accounting Policies - *Continued*

j) Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. Significant areas where management applies judgement include the estimate of recoverable copper, the assessment of possible impairment of the carrying value of assets, determination of inventory quantities, decisions as to when exploration and development costs should be capitalized or expensed, determination of the rate at which depreciation and amortization is charged to operations, determination of mine closure and reclamation costs, and factors affecting valuations of stock-based compensation, warrants and stock options. The Company regularly reviews its estimates and assumptions, however, actual results could differ from these estimates and these differences could be material.

k) Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options at the date of the grant is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.

l) Flow-Through Shares

Under the terms of Canadian flow-through share legislation, the tax attributes of qualifying expenditures are renounced to subscribers. To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recognized as the related expenditures are renounced. This future income tax liability may then reduced by the recognition of previously unrecorded future income tax assets on unused tax losses and deductions.

m) Variable Interest Entities (VIE)

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 "Consolidation of Variable Interest Entities", to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities." The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them. The Company adopted this effective December 1, 2004 and it has not materially impacted the Company's results of operations and financial position.

n) Asset Retirement Obligations

The Company's asset retirement obligation ("ARO") relates to expected mine reclamation and closure activities. An ARO is recognized initially at fair value with a corresponding increase in related assets. The ARO is accreted to full value over time through periodic accretion charges recorded to operations using the Company's credit adjusted risk free rate. In subsequent periods, the Company adjusts the carrying amounts of the ARO and the related asset for changes in estimates of the amount or timing of underlying future cash flows.

2. Significant Accounting Policies - *Continued*

o) Impairment of long lived assets

The Company assesses the possibility of impairment in the net carrying value of its long lived assets when events or circumstances indicate impairment may have occurred. Management calculates the estimated undiscounted future net cash flows relating to the asset or asset group using estimated future prices, proven and probable reserves and other mineral resources, and operating, capital and reclamation costs. When the carrying value of an asset exceeds the related undiscounted cash flows, the asset is written down to its estimated fair value, which is usually determined using discounted cash flows.

p) Commercial and pre-commercial production

Commercial production is deemed to have commenced when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and that there are indicators that these operating results will be continued. The Company determines commencement of commercial production based on the following factors which indicate that planned principal operations have commenced. These would include one or more of the following:

(i) A significant portion of plant/mill capacity is achieved;

(ii) A significant portion of available funding is directed towards operating activities;

(iii) A pre-determined, reasonable period of time has passed; or

(iv) A development project significant to the primary business objective of the enterprise has been completed as to significant milestones being achieved.

q) Capitalized interest

Interest and other financing costs relating to the construction of plant, property and equipment, including amortization of deferred financing costs, are capitalized as construction in progress until commercial production is achieved. Interest costs incurred after the commencement of commercial production are charged to operations.

r) Deferred financing costs

Direct costs incurred in connection with long-term debt are recorded as deferred charges and are amortized using the effective interest method over the term of the related loans.

s) Derivative instruments

The Company may use derivative instruments to reduce the potential impact of changing metal prices and foreign exchange rates or as required under lending agreements. The Company does not apply hedge accounting; therefore, derivative instruments are marked to market at the end of each period recorded as an unrealized gain or loss on derivative instruments on the Consolidated Statements of Profit and Loss.

t) Recent accounting pronouncements

The Canadian Institute of Chartered Accountants issued the following standards effective for the fiscal years beginning on or after October 1, 2006: Accounting Standards Section 1530 "Comprehensive Income", Accounting Standards Section 3855 "Financial Instruments – Recognition and Measurement" Accounting Standard Section 3861 "Financial Instruments – Presentation and Disclosure" and Accounting Standards Section 3865 – "Hedges". These sections require certain financial instruments and hedge transactions to be recorded at fair value. The standards also introduce the concept of comprehensive income and accumulated other comprehensive income.

2. Significant Accounting Policies - *Continued*

t) Recent accounting pronouncements - *Continued*

The Company will adopt these standards effective January 1, 2007 on a prospective basis without retroactive restatement of prior periods.

Under the new standard, financial instruments designated as "held for trading" and "available for sale" will be carried at their fair value while financial instruments designated as "loans and receivables", "financial liabilities" and those classified as "held to maturity" will be carried at their amortized cost. All derivatives will be carried on the consolidated balance sheet at their fair value, including derivatives as hedges. Unrealized gains and losses on effective hedges will be carried in "Accumulated other comprehensive income", a component of "Shareholders' equity" on the consolidated balance sheet, while any gains or losses on ineffective hedges will be recognized in earnings.

3. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, restricted cash, reclamation bond, accounts payable, amounts due to related parties, derivative instruments, a project loan facility and capital lease obligations. The fair value of the cash and cash equivalents, receivables, restricted cash, reclamation bond, accounts payable, amounts due to related parties and capital lease obligations approximate their carrying values due to their short-term nature. As at December 31, 2006, the Company's derivative instruments and its project loan facility are held in U.S. Dollars. The derivative instruments have been valued at a Canadian equivalent of $18,422,000, the current portion of the project loan facility has been valued at a Canadian equivalent of $3,496,000 and the long-term portion of the project loan facility has been valued at a Canadian equivalent $32,894,000. The Company may be exposed to currency risk based on fluctuations in the prevailing foreign exchange rates.

4. Acquisition of Minto Explorations Ltd.

In March 2005, the Company entered into several agreements with various unrelated parties to acquire Minto Explorations Ltd. ("Minto"), the company which held a 100% working interest in the Minto copper-gold project in the Yukon Territory. Under the terms of the various take-over and acquisition agreements, the Company acquired a 100% interest in Minto as follows:

a) Take-over Bid – Offer to Shareholders of Minto

In March 2005, the Company offered $0.615 in cash or shares of the Company for each Minto share. The Company also offered a preferred share (the "Preferred Shares") for each Minto share tendered to the offer. The Preferred Shares are not tradable and will expire June 8, 2006 or upon the completion of a feasibility study, whichever is later. Should the Company sell the Minto Project, 50% of proceeds above $7,000,000 will be paid to holders of Preferred Shares (as to 57.5%) and Falconbridge (as to 42.5%). In December 2006, the Company exercised its right to retract the outstanding Series 1 Preferred shares *(Note 9d)*.

b) Funding of Offer – Miramar Mining Corporation

As part of the Minto acquisition, Miramar Mining Corporation provided a $300,000 private placement at $1.00 per share to fund the Company's cost during the period of the offer (consisting of 300,000 Sherwood common shares issued March 31, 2005 bringing Miramar's holding in the Company to approximately 2,800,000 common shares). In addition, to facilitate the funding of the offer, Miramar agreed to grant Quest Capital Corp. ("Quest") an option to purchase 250,000 of its Sherwood shares on execution of the standby credit facility provided by Quest at a price of $1.00 per share for a period of 18 months, and, upon completion of the offer, Miramar agreed to grant Quest an option to purchase an additional 375,000 shares at a price of $1.40 per share for a period of 18 months from the closing date of the Takeover Offer. In consideration of facilitating the Quest financing, in April 2005, the Company issued Miramar 107,144 units of the Company valued at a price of $1.40 per unit, each unit comprised of one common share and one common share purchase warrant. Each warrant is exchangeable for one common share priced at $1.40 per share until April 27, 2006. The warrants have been valued at $21,429.

4. Acquisition of Minto Explorations Ltd. - *Continued*

c) Credit Facility – Quest Capital Corp.

To finance the offer and related transactions, in March 2005, the Company arranged a standby credit facility of $7,000,000 with Quest. Terms of the Quest facility included a non-refundable standby fee of 3% payable as to 238,637 common shares of the Company (issued March 30, 2005 at a price of $0.88 per share), a 10% draw down fee payable in common shares of the Company priced at a 20% discount to the prior 10-day weighted average share price at the time of the drawdown, and a 12% per annum compounded monthly interest rate. The Company did not draw down the Quest facility and, accordingly, no additional shares were issued to Quest.

Instead, in June 2005, the Company completed a brokered private placement of 8,983,000 units (consisting of 8,983,000 non-flow-through common shares and 8,983,000 share purchase warrants exercisable at $1.40 until June 2007) and 2,300,000 flow-through common shares for gross proceeds of $11,283,000 *((Note 9(c)(iv))*.

d) Acquisition of NSR and Debt – Asarco LLC, Falconbridge Limited and Teck Cominco Ltd.

The Company paid Asarco LLC $680,010 for the debt that was owed by Minto and the Company issued an aggregate of 1,254,481 common shares, valued at $1,405,017 to Asarco LLC, Falconbridge Limited and Teck Cominco Ltd. in exchange for their combined 1.5% in NSR royalties. In addition, the Company paid Falconbridge $2,686,000 in cash for Falconbridge's interest and back-in rights to the Minto project.

e) Consolidation of Ownership – Minto Explorations Ltd.

Concurrently with the private placement described in Note 4c, on June 8, 2005, the Company acquired control of a 94.54% interest in Minto by issuing 859,938 common shares and 5,589,700 preferred shares and by making a cash payment of $2,591,487. In August 2005, the Company exercised its statutory right to acquire the remaining Minto shares not previously tendered by issuing a further 161,470 Sherwood common shares and 322,801 preferred shares, thereby consolidating its 100% interest in Minto. The common shares issued for the Minto purchase have been valued at $1.00 per share.

Fair market value of Identifiable Monetary Assets and Liabilities as at June 8, 2005 was as follows *(expressed in thousands of Canadian dollars)*:

Cash	$	25
Other assets		9
Resource property costs		4,873
Accounts payable and accruals		(712)
Reclamation liability		(50)
	$	4,145
Total consideration:		
Sherwood common shares issued	$	1,360
Fair value of warrants issued as a financing fee		21
Cash consideration including deal transaction costs		2,764
	$	4,145

5. Property, Plant and Equipment

Details are as follows *(expressed in thousands of Canadian dollars)*:

	As at December 31, 2006			As at November 30, 2005		
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Office equipment	$ 87	$ (34)	$ 53	$ 38	$ (7)	$ 31
Mine plant and equipment	429	(59)	370	-	-	-
Equipment and camp buildings under capital lease	2,675	(406)	2,269	105	(16)	89
Vehicles under capital lease	212	(41)	171	73	(11)	62
Construction in progress	64,124	-	64,124	-	-	-
	$ 67,527	$ (540)	$ 66,987	$ 216	$ (34)	$ 182

The Company commenced construction of the Minto Copper-Gold Project in April 2006. Construction in progress relates to capital costs incurred in connection with the development of the Minto Project. Included in construction in progress is capitalized interest of $993,700 and financing fees of $188,200. Amortization of property and equipment directly associated with properties under development is recorded to project development costs during the development and pre-production phase.

6. Resource Property Costs

a) Minto Copper-Gold Project, Yukon

The Company, through its acquisition of Minto *(Note 4)*, has a 100% interest in the Minto Project located in the Whitehorse Mining District, Yukon. The project is subject to a 0.5% NSR to the Selkirk First Nation under a Co-Operation Agreement dated September 16, 1997.

b) Chicago Trend Property, Nunavut

In March 2005, the Company terminated its option to earn up to a 60% interest in 11 mineral claims on the Chicago Trend property in Nunavut and wrote-off all accumulated acquisition and exploration costs.

7. Project Loan Facility

The Company, through its wholly-owned subsidiary Minto, has the following obligations for long-term debt *(expressed in thousands of Canadian dollars)*:

		Period Ended December 31, 2006		Year Ended November 30, 2005
Macquarie Bank Limited	$	36,390	$	-
Current portion of long-term debt		(3,496)		-
	$	32,894	$	-

On October 25, 2006, the Company's wholly owned subsidiary, Minto received credit approval from Macquarie Bank Limited ("Macquarie") for a debt package totalling C$85 million, which is comprised of a C$65 million project loan facility ("PLF") and a C$20 million subordinated debt facility ("SDF"). The PLF carries an interest rate of LIBOR plus 2.25% and is repayable over two years commencing November 30, 2007. The PLF was drawn in US dollars to mitigate the Minto project's potential exposure to currency fluctuations, given that project revenue will be generated in US dollars. The total amount available in US Dollars under the PLF at the date of the first drawdown, October 25, 2006, was US$57,788,051. The SDF comprises two tranches, a C$4.3 million Tranche A, which amount has already been drawn on an interim basis, and a C$15.7 million Tranche B. The Company repaid the initial draw of Tranche A from the proceeds from the initial draw of the PLF at the end of October 2006. The amount relating to Tranche A can be redrawn at a later date. Tranche B can be drawn after the PLF is fully utilized. The SDF carries an interest rate of LIBOR plus 3.0% and is repayable over one year commencing November 30, 2009.

The Company issued 927,027 warrants to Macquarie on October 25, 2006 (the "Initial Warrants") that vested immediately. Each Initial Warrant can be exchanged for one common share over the next two years on payment of $3.70 per share. The Company would be required to issue an additional 755,405 warrants if Tranche B is drawn down, a further 755,405 warrants on any redraw of Tranche A and 848,649 warrants if any amount remains outstanding under Tranche B on September 28, 2007. These additional warrants (all warrants except the Initial Warrants) are required to be issued at a 20% premium to the 20-day weighted average price of the Company's common shares at the time of a future draw down, and would expire two years after issuance. No accounting value has been attributed to the additional warrants as they are contingent upon future events. An estimated fair value of $1,291,104 for the 927,027 warrants granted in October 2006 has been recorded as a deferred financing cost *(Note 12a)* based on the following assumptions:

	Thirteen Months Ended December 31, 2006
Risk-free interest rate	4.08%
Expected dividend yield	NIL
Expected stock price volatility	74.3%
Expected warrant life in years	2 years

The PLF and SDF are secured against the Minto Project, and are guaranteed by the Company, which has pledged its shares in Minto as security for the loans. As at December 31, 2006, the Company had drawn US$31,225,818 (Canadian equivalent $36,390,000) from the PLF.

The lender requires certain minimum debt service reserves and ratios relating to projected debt service coverage and ratios. Failure to meet certain of these tests could result in a possible acceleration of the loan repayments. Schedule principal repayments (in US Dollars) for the PLF are: 2007 - $3,000,000; 2008 - $27,100,000; 2009 - $27,688,051.

7. Project Loan Facility - *Continued*

As a condition of the Macquarie loans, the Company must maintain a price protection program. In October 2006, the Company's subsidiary Minto entered into forward sales agreements for 41,218 tonnes (approximately 90.9 million lbs) of copper, 42,202oz of gold and 467,697oz of silver for delivery between July 2007 and April 2011. Minto's copper forward sale prices start at US$3.17/lb in August 2007 and decline to US$2.00/lb in April 2011. Minto's gold and silver forward sales are at a flat price US$636.25/oz of gold and US$11.51/oz of silver commencing in July 2007 and ending in April 2011. As at December 31, 2006, the Company recorded an unrealized loss of $18,421,998 (US$15,807,438) on these forward sales contracts.

The details of the Company's forward sales contracts for copper are as follows *(all amounts expressed in thousands of Canadian dollars)*:

Maturity Dates	Weighted Average Price per Pound	Unrealized Gain (loss) for the Thirteen Months Ended December 31, 2006	Pounds of Copper Outstanding (000s)
August to December 2007	$ 3.07	$ 1,497	6,478
January to December 2008	$ 2.82	996	24,641
January to December 2009	$ 2.43	(5,668)	28,450
January to December 2010	$ 2.15	(7,143)	22,291
January to April 2011	$ 2.02	(3,186)	9,017
Subtotal – forward sales of copper		$ (13,504)	90,877
Forward sales of gold		(3,817)	
Forward sales of silver		(1,101)	
Total derivative instruments		$ (18,422)	

8. Related Party Balances and Transactions

Related party transactions not disclosed elsewhere in these financial statements are as follows:

a) As at December 31, 2006, $59,000 (November 30, 2005 - $103,000) due to related parties is unsecured, non-interest bearing and has no specific repayment terms.

b) Management fees of $42,000 (November 30, 2005 - $45,000) were paid or accrued to International Northair Mines Ltd. ("Northair"), a company with a director in common, under the terms of a September 1, 2001 management and cost sharing agreement. The agreement is automatically renewed from year to year. Either party can terminate the agreement by giving three months written notice prior to the anniversary date. Also, during the period, the Company paid Northair $73,973 (November 30, 2005 - $45,630) for the services of a director. This amount was included in salaries and benefits.

c) During the year, the Company incurred costs of $79,723 (November 30, 2005 - $284,473) for legal services performed by a legal firm with a partner who is a director of the Company. Included in the comparative amount are legal fees of $269,153 that were incurred during the acquisition of Minto (*Note 4*) and the private placements completed in June 2005 (*Note 9c*).

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

9. Share Capital

Details are as follows *(expressed in thousands of Canadian dollars)*:

Authorized:
Unlimited number of common voting shares
Unlimited number of preferred non-voting shares

Common Shares Issued and Outstanding:	Number of Shares	Amount	Contributed Surplus
Balance – November 30, 2004	6,531,250	$ 7,460	$ -
Private placement *((Notes 4 and 9(c)(ii))*	300,000	300	-
Shares issued to Quest as a credit facility stand-by fee *((Notes 4 and 9(c)(i))*	238,637	210	-
Units issued to Miramar for facilitating the Quest financing *((Notes 4 and 9(c)(iii))*	107,144	128	21
Private placement *((Note 9(c)(iv))*	8,983,000	8,983	-
Private placement – flow-through shares *((Note 9(c)(iv))*	2,300,000	2,300	-
Private placement – broker warrants *((Note 9(c)(iv))*	-	(287)	287
Issuance of shares for the acquisition of Minto *(Note 4)*	1,021,408	1,021	-
Issuance of shares for 1.5% NSRs *(Note 4)*	1,254,481	1,405	-
Stock-based compensation	-	-	345
Share issue costs	-	(1,119)	-
Balance – November 30, 2005	20,735,920	20,401	653
Private placements	1,715,000	4,430	65
Private placement – Special warrants *(Note 9(b)(iii))*	4,620,000	15,015	-
Private placement – flow-through shares *(Note 9e)*	865,000	2,536	-
Shares issued upon exercise of stock options *((Note 9(b)(v)*	713,099	1,122	(351)
Shares issued upon exercise of warrants *((Note 9(b)(vi)*	5,531,347	11,596	(2,107)
Units issued upon accelerated exercise of warrants	8,016,000	11,222	2,089
Shares issued as consulting fees *((Note 9(b)(vii)*	30,700	95	-
Share issue costs	-	(3,977)	-
Warrants issued as a financing fee *(Note 7)*	-	-	1,291
Stock-based compensation	-	-	2,590
Future income tax effect of flow-through shares *(Note 10)*	-	(1,061)	-
Balance – December 31, 2006	42,227,066	$ 61,379	$ 4,230

a) Share Consolidation

During the year ended November 30, 2005, the Company completed a 1:4 share consolidation *(Note 1)* of its common shares. All references to share and per share amounts in these consolidated financial statements have been retroactively restated to give effect to this share consolidation. The preferred shares were not consolidated.

b) Share Issuances – Current Period Ended December 31, 2006

i) In December 2005, the Company completed a non-brokered private placement of 400,000 flow-through common shares at $1.40 per share and 600,000 units at $1.25 per unit for gross proceeds of $1,310,000. Each unit consists of one common share and one-half of a share purchase warrant. Each whole share purchase warrant was exchangeable for one common share at a price of $1.50 per share until December 23, 2006 (exercised).

9. Share Capital – Continued

b) Share Issuances – Current Period Ended December 31, 2006 – *Continued*

The fair value of the warrants issued as part of this private placement was estimated on the date of the grant using the Black-Scholes Option Pricing Model. The estimated fair value of $65,300 has been recorded in contributed surplus based on the following weighted average assumptions:

	Thirteen Months Ended December 31, 2006
Risk-free interest rate	**3.83%**
Expected dividend yield	**NIL**
Expected stock price volatility	**61.8%**
Expected warrant life in years	**1 year**

ii) In February 2006, the Company received approval from regulatory authorities and the majority of the original warrant holders for an incentive program to accelerate the exercise of 8,983,000 warrants outstanding. The warrants were issued as part of a private placement completed in June 2005 and are exercisable at $1.40 until June 7 or June 17, 2007. Under this incentive plan, the terms of the original warrants were amended such that each warrant holder who chose to exercise prior to the expiry date of the incentive program received a unit consisting of one common share and an additional half-warrant. Each whole "new" warrant could be exercised to acquire one common share of the Company at $2.00 until February 20, 2008. Warrant holders who elected not to exercise during the period of the incentive program are able to exercise their warrants for common shares on the original terms. By February 23, 2006, a total of 8,016,000 warrants were exercised and the Company issued 8,016,000 common shares for gross proceeds of $11,222,400. A total of 4,008,000 "new" warrants were issued. The 967,000 warrants that were not exercised under the incentive plan continue to be exercisable under the original terms. The "new" warrants issued as part of this incentive plan have an estimated fair value of $2,089,000. This amount is included as part of share issue costs for the period.

The fair value of the "new" warrants issued was estimated on the date of the grant using the Black-Scholes Option Pricing Model, based on the following weighted average assumptions:

	Thirteen Months Ended December 31, 2006
Risk-free interest rate	**3.9%**
Expected dividend yield	**NIL**
Expected stock price volatility	**54.4%**
Expected option life in years	**2 years**

iii) In August 2006, the Company entered into an agreement with a syndicate of underwriters lead by Dundee Securities Corporation and Sprott Securities Inc. for a bought deal financing. Under the terms of this agreement, the Company issued 4,620,000 Special Warrants at a price of $3.25 per Special Warrant for gross proceeds of $15,015,000, which proceeds were received by the Company, net of a 6% cash commission of $900,900, in August 2006. As part of this financing, the Company agreed to use its best efforts to file and obtain a final receipt for a short form prospectus to qualify the conversion of the Special Warrants on a 1:1 basis into common shares of the Company prior to October 10, 2006 (completed October 5, 2006).

iv) In November 2006, the Company completed a non-brokered private placement of 1,115,000 common shares at a purchase price of $3.30 per common share for gross proceeds of $3,679,500 and 465,000 flow-through shares, priced at $4.25 per share for gross proceeds of $1,976,250. Some members of management purchased an aggregate of 33,000 flow-through shares in the placement.

9. Share Capital – Continued

b) Share Issuances – Current Period Ended December 31, 2006 – *Continued*

v) During the period, a total of 713,099 common shares were issued upon the exercise of options at prices between $1.00 and $2.00 per option for total proceeds of $771,272. As a result of these exercises, $350,663 was transferred from contributed surplus to share capital.

vi) During the period, a total of 5,531,347 common shares were issued upon the exercise of warrants at prices between $1.00 and $2.00 per warrant for total proceeds of $9,489,022. Accordingly, $2,107,962 was transferred from contributed surplus to share capital.

vii) During the period, the Company issued 30,700 common shares with a fair value of $95,170 to consultants as consideration for consulting services provided in respect to agreements the Company entered into with third parties during the period.

c) Share Issuances – Year Ended November 30, 2005

i) In March 2005, the Company issued 238,637 common shares at a value of $210,000 to Quest Capital Corp. representing a 3% set-up fee for a $7,000,000 stand-by credit facility to finance the acquisition of Minto *(Note 4)*.

ii) In March 2005, as part of a non-brokered private placement, the Company issued 300,000 common shares to Miramar (a related party at the time of issuance) for gross proceeds of $300,000.

iii) In April 2005, the Company issued to Miramar (a related party at the time of issuance) 107,144 units valued at $150,000 (consisting of one common share and one share purchase warrant) to facilitate the funding of the Minto acquisition offer. Each warrant was exercisable at $1.40 until April 27, 2006 (exercised).

iv) In June 2005, the Company raised gross proceeds of $11,283,000 through the issue of 11,283,000 shares and 8,983,000 share purchase warrants in two separate closings.

In the first closing, a total of 5,558,500 brokered Unit Special Warrants and 1,000,000 non-brokered Unit Special Warrants were issued at a price of $1.00 per Unit Special Warrant for gross proceeds of $6,558,500. Upon completion of the acquisition of the shares of Minto, each Unit Special Warrant was exchanged for one unit of Sherwood ("Unit"). Each Unit consists of one common share of Sherwood and one common share purchase warrant of Sherwood (a "Warrant"). Each Warrant entitles the holder to purchase one common share of Sherwood until June 7, 2007 at a price of $1.40.

A total of 2,200,000 flow-through common shares were also issued through brokered and non-brokered Flow-Through financings at a price of $1.00 per share for gross proceeds of $2,200,000.

In the second closing, the Company issued an additional 2,424,500 brokered Units and 100,000 non-brokered flow-through shares at $1.00 per share for gross proceeds of $2,524,500. Each Unit consists of one share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of Sherwood until June 17, 2007 at a price of $1.40.

In both tranches for the brokered portion of each of the Unit Special Warrant and Flow-Through Share financings, the agents were Dundee Securities Corporation, Westwind Partners Inc., First Associates Securities Inc. and Canaccord Capital Corporation with the first two agents acting as co-agents. They received a commission equal to 7% of the gross proceeds ($711,060) and 781,060 broker warrants. The broker warrants were exercisable to acquire one common share of the Company for $1.00 per share and all warrants were exercised prior to their expiry one year from the date of issuance.

9. Share Capital - Continued

c) Share Issuances – Year Ended November 30, 2005 - *Continued*

The fair value of the broker warrants granted was estimated on the date of the grant using the Black-Scholes Option Pricing Model and the broker warrant's estimated fair value of $286,903 was recorded in contributed surplus during the year ended November 30, 2005 based on the following weighted average assumptions:

	Year Ended November 30, 2005
Risk-free interest rate	2.9%
Expected dividend yield	NIL
Expected stock price volatility	85.3%
Expected warrant life in years	1 year

v) As part of the Minto acquisition in June 2005 *(Note 4)*, the Company issued 1,254,481 common shares with a value of $1,405,017 to acquire a 1.5% NSR on the project and the Company issued 1,021,408 common shares at a value of $1,021,408 and 5,912,501 preferred shares at a nominal value of $1 to former Minto shareholders.

d) Preferred Share Retraction

In December 2006, the Company exercised its right to retract the outstanding Series 1 Preferred shares (the "Preferred Shares") issued in June 2005 in conjunction with the acquisition of the Minto Project. The retraction took effect on December 29, 2006 (the "Retraction Date") in accordance with the provisions of the Company's Bylaws. The Preferred Shares provided that, if the Company were to sell the Minto Project within 12 months of the closing date of August 25, 2005 (twelve months being August 25, 2006) or the completion of a bankable feasibility study, whichever is later, a portion of any sales proceeds would be paid to the holders of the Preferred Shares. A bankable feasibility study (the "Bankable Feasibility Study Date") in respect of the Company's Minto Project was completed and announced on July 7, 2006. Since the Company did not make a decision to sell the Minto Project prior to the later of the Bankable Feasibility Study Date and the first anniversary of the Closing Date, pursuant to its bylaws, the Company retracted the outstanding Preferred Shares. On or after the Retraction Date, Preferred Share holders will only be entitled to receive $0.00001 (the "Retraction Price") for each Preferred Share owned. According to the Company's records, the cumulative Retraction Price for the Preferred Shares outstanding is $59.12.

e) Flow-Through Shares

Flow-through shares are shares issued by the Company when it incurs certain resource expenditures and renounces them for tax purposes allowing the expenditures to flow-through to the subscriber who purchased the shares. Subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares, on a best efforts basis, must be spent on qualified mineral exploration. The proceeds of flow-through are restricted in use for specific Canadian Exploration Expenditures ("CEE") under Canadian Income Tax Legislation.

9. Share Capital - *Continued*

e) Flow-Through Shares - *Continued*

During the current period, the Company received proceeds of $2,536,250 (November 30, 2005 - $2,300,000) from the sale of 865,000 (November 30, 2005 – 2,300,000) flow-through shares. As at December 31, 2006, the unspent balance of funds raised through the issuance of flow-through shares was as follows *(expressed in thousands of Canadian dollars)*:

Flow-through financings to November 30, 2005	$	2,300
Expenditures on CEE to November 30, 2005		(1,740)
Flow-through remaining as at November 30, 2006		560
Flow-through financings to December 31, 2006		2,536
Expenditures on CEE to December 31, 2006		(2,463)
Flow-through funds remaining as at December 31, 2006	$	633

f) Stock Options

Pursuant to the Company's stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company to a maximum of 10% of the issued and outstanding common shares at the time of grant, with a maximum of 5% of the Company's issued and outstanding shares reserved for any one person on a yearly basis.

A summary of the Company's stock options as at December 31, 2006 and the changes for the period then ended are as follows:

	Options Outstanding	Weighted Average Exercise Price
Balance - November 30, 2004	356,250	$ 1.00
Granted	1,506,250	$ 1.01
Balance - November 30, 2005	1,862,500	$ 1.01
Granted	2,525,000	$ 2.67
Cancelled or expired	(115,001)	$ 2.07
Exercised	(713,099)	$ 1.08
Balance – December 31, 2006	3,559,400	$2.22

As at December 31, 2006, the following stock options are outstanding and exercisable:

Number Outstanding	Number Exercisable		Price Per Share	Expiry Date
100,000	100,000	$	1.00	January 15, 2007 (subsequently exercised)
1,039,900	1,039,900	$	1.00	August 3, 2010
23,000	23,000	$	1.42	October 3, 2010
100,000	50,000	$	1.24	December 5, 2010
30,000	15,000	$	1.42	January 5, 2011
796,500	531,000	$	2.00	February 22, 2011
40,000	26,667	$	3.82	April 6, 2011
75,000	25,000	$	3.05	June 27, 2011
270,000	20,000	$	3.05	September 19, 2011
50,000	50,000	$	2.50	October 10, 2009
25,000	25,000	$	2.50	October 10, 2011
160,000	-	$	3.05	October 11, 2011
850,000	-	$	3.65	October 30, 2011
3,559,400	1,905,567			

9. Share Capital - *Continued*

g) Stock-Based Compensation

During the current period, the Company granted options to purchase up to 2,525,000 common shares to employees with a weighted average exercise price of $2.81 (2005 – 1,506,250 options granted with a weighted average exercise price of $1.01). The Company used the Black-Scholes Option Pricing Model to estimate a fair value for these grants. During the current period, $2,012,000 (November 30, 2005 - $344,921) of the total estimated value of $4,943,390 (November 30, 2005 - $1,060,220) has been recorded in contributed surplus as stock-based compensation expense for the period ended December 31, 2006. Of this total, $255,000 and $323,000 was capitalized to resource property costs and construction in progress respectively (November 30, 2005 - $Nil). The portion of stock-based compensation expensed or capitalized is based on the vesting schedule of the options.

The fair value of options granted was estimated on the date of the grant using the Black-Scholes Option Pricing Model, with the following assumptions:

	13 Month Period Ended December 31, 2006	Year Ended November 30, 2005
Risk-free interest rate	**3.8%~4.5%**	3.4%~3.6%
Expected dividend yield	**NIL**	NIL
Expected stock price volatility	**70.7%~98.9%**	86.5%
Expected option life in years	**3~5 years**	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

h) Share Purchase Warrants

	Warrants Outstanding	Weighted Average Exercise Price
Balance - November 30, 2004	156,572	$ 1.60
Granted	9,871,203	$ 1.37
Balance - November 30, 2005	10,027,775	$ 1.37
Granted	5,235,027	$ 2.27
Exercised	(13,547,350)	$ 1.53
Balance – December 31, 2006	1,715,452	$2.88

As at December 31, 2006, the following share purchase warrants are outstanding:

Number	**Price per Share**	**Expiry Date**
107,500	$ 1.40	June 17, 2007
680,925	$ 2.00	February 20, 2008
927,027	$ 3.70	October 25, 2008
1,715,452		

10. Income Taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earning before income taxes. These differences result from the following items *(expressed in thousands of Canadian dollars)*:

	For the Thirteen Months Ended December 31, 2006	For the Year Ended November 30, 2005
Earnings (loss) before income taxes		
Canadian federal and provincial income tax rate	37.1%	34.1%
Income tax recovery based on the above rates	$ (8,387)	$ (431)
Increase (decrease) due to:		
Non-deductible stock based compensation	746	118
Losses and temporary differences for which no future income tax asset has been recognized	7,641	313
Income tax benefit recognized on issuance of flow-through shares	(1,061)	-
Income tax recovery	$ (1,061)	$ -

The components of the future income taxes are as follows *(expressed in thousands of Canadian dollars)*:

	December 31, 2006	November 30, 2005
Future income and mining tax assets		
Non-capital losses	$ 1,931	$ 561
Property, plant and equipment	-	10
Resource property costs	-	3,921
Deferred financing costs and other	278	-
Derivative instruments	6,263	-
Capital leases and long term debt	1,039	-
Asset retirement obligation	643	-
Future income and mining tax assets	10,154	4,492
Valuation allowance	(7,791)	(4,492)
Net future income and mining tax assets	2,363	-
Future income and mining tax liabilities		
Property, plant and equipment	4,715	-
Resource properties	1,004	-
Future income and mining tax liabilities	5,719	-
Future income and mining tax liability, net	$ 3,356	$ -

10. Income Taxes - *Continued*

The Company has loss carry-forwards of approximately $5,679 that may be available for tax purposes. The loss carry-forwards are all in respect of Canadian operations and expire as follows *(expressed in thousands of Canadian dollars)*:

2007	$	754
2008		380
2009		382
2010		119
2013		245
2014		757
2025		2,621
2026		421
	$	5,679

A full valuation allowance has been recorded against the net potential future tax assets associated with these loss carry-forwards and certain other deductible temporary differences as their utilization is not considered more likely than not at this time.

During the fiscal year ended November 30, 2005, the Company issued 2,300,000 flow-through common shares for gross proceeds of $2,300,000. In December 2005, the Company issued 400,000 flow-through common shares for gross proceeds of $560,000. The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenses incurred on the Company's resource properties to the flow-through participants. The tax impact to the Company of the renouncement is recorded on the date that the Company renounces the tax deductions, through a decrease in share capital and the recognition of a future tax liability. This future income tax liability may then reduced by the recognition of previously unrecorded future income tax assets on unused tax losses and deductions. During the period ending December 31, 2006, the Company renounced exploration expenditures of $2,860,000 which resulted in a future income tax recovery of $1,061,000 and a charge against share capital.

11. Supplemental Disclosure of Non-Cash Financing and Investing Transactions

The significant non-cash financing and investing transactions during the periods were *(expressed in thousands of Canadian dollars)*:

		For the Thirteen Months Ended December 31, 2006		For the Twelve Months Ended November 30, 2005
Equipment and vehicles acquired under capital lease obligations	$	2,419	$	179
Exploration expenditures included in accounts payable	$	108	$	374
Construction in progress expenditures included in accounts payable	$	8,664	$	-
Deferred financing costs included in current liabilities	$	475	$	-
Estimated reclamation liability capitalized to resource property costs	$	1,841	$	-
Estimated future income tax liability *(Note 10)*	$	3,356	$	-
Fair value of warrants issued as an incentive for an accelerated warrant exercise offer	$	2,089	$	-
Fair value of warrants issued as part of the project loan facility	$	1,291	$	-
Fair value of shares issued as consulting fees	$	95	$	-
Issuance of promissory note	$	583	$	-
Issuance of warrants as a financing fee re: Minto acquisition	$	-	$	21
Issuance of broker warrants as commission	$	65	$	287
Issuance of common shares for Minto	$	-	$	1,021
Issuance of common shares to purchase NSRs	$	-	$	1,405
Issuance of common shares as a financing fee re: Minto acquisition	$	-	$	339
Non-Cash Items Acquired On Purchase of Minto Explorations Ltd.				
Non-cash working capital deficit	$	-	$	(704)
Reclamation liability	$	-	$	50

12. Commitments

a) Deferred Financing Costs

Deferred financing costs include fees and expenses incurred in connection with obtaining long-term debt, including the fair value of warrants issued to lenders *(Note 7)*. As of December 31, 2006, amortization totaling $188,200 had been capitalized to construction in progress *(Note 5)*.

b) Project Commitments

i) Under the terms of a Co-operation Agreement between the Company and the Selkirk First Nation ("Selkirk") dated September 16, 1997, the Company has various commitments including an NSR of 0.5%, in addition to various job commitments as well as training and scholarship opportunities.

12. Commitments - *Continued*

b) Project Commitments - *Continued*

ii) The Company has certain assets that are classified as capital leases, with the applicable costs included in property and equipment *(Note 5)*. Future minimum lease payments with remaining terms in excess of one year are as follows *(expressed in thousands of Canadian dollars)*:

		Amount
2007	$	910
2008		934
2009		909
2010		167
Total minimum lease payments		2,920
Amount representing interest		(397)
Balance of the obligation	$	2,523
Current portion of capital lease obligation	$	717
Current portion of capital lease obligation		1,806
Total obligation	$	2,523

Lease obligations are secured by the underlying assets. Interest rates range from 7.8% ~ 15.3% and the minimum monthly lease payments range from $702 to $21,395, including interest.

iii) In May 2006, the Company entered into an agreement with a contractor to carry out stripping and pit work and construction of the tailings dam at the Minto Project. Pursuant to the terms of the contract, the Company will be required to pay up to $276,000 for the demobilization of the contractor's equipment and, if applicable, the cost of services provided to the date that the contract is terminated.

iv) Between April and December 2006, the Company entered into several contracts as part of the development of the Minto Project. Under the terms of the various agreements, the Company has placed deposits against property and equipment totalling $5,015,737 in respect of assets to be acquired under the terms of the various contracts. If the Company cancels the contracts prior to delivery, based on the timing of the cancellation the Company could forfeit up to 100% of the deposit. The balance of the commitment amount is $3,147,737 as at December 31, 2006.

v) In May 2006, the Company received approval from regulatory authorities to reserve for issuance to the Company's EPCM contractor, up to 138,200 common shares of the Company at a value of $3.05 per share. A total of 69,100 common shares would be issued, along with cash consideration of $210,750, in the event that the development phase of the Minto Project is completed on or before the scheduled completion date. A further 69,100 common shares would be issued to the EPCM contractor if the Minto Project is completed on or before the scheduled completion date and the project cost does not exceed 5% of the agreed implementation budget. Should neither of these events occur, no common shares would be issued nor would the additional cash consideration be paid.

vi) In June 2006, the Company entered into five leases with the Selkirk First Nation for the use of the surface areas in and around the planned development of the Minto Project. The leases have a term of ten years and three months, expiring June 30, 2016. The total annual rent payable under the terms of these leases is $52,044. In addition, the Company has certain other non-material annual commitments payable in respect of its use of Selkirk First Nation lands.

12. Commitments - *Continued*

c) Asset Retirement Obligation

The following table summarizes the Company's asset retirement obligations *(expressed in thousands of Canadian dollars)*:

	For the Thirteen Months Ended December 31, 2006	For the Year Ended November 30, 2005
Balance – beginning of the period	$ 50	$ -
Incurred during the year	1,841	50
Balance – end of the period	$ 1,891	$ 50

The estimated amount of undiscounted cash flow required to satisfy the asset retirement obligations as at December 31, 2006 was $3.1 million. The expected timing of the asset retirement obligation expenditures range from 2008 to 2024. Progressive reclamation will be performed over the life of the mine but the majority of expenditure will be incurred at the end of the mine life as well there is a ten year post mine life monitoring requirement. The credit adjusted risk free rate rates at which the estimated cash flows have been discounted to arrive at the obligation range from 4.0% to 6.4%.

As security for the Minto Project's Water License, the Company has a letter of credit in favour of the Yukon Government for $50,000 and GICs for $550,000 in favour of the Yukon Government, bringing the total security for the Water License to $600,000 as at (November 30, 2005 - $50,000). To meet reclamation costs for estimated future development work, the Company is responsible for additional security pursuant to the Quartz Mining Act in the amount of a further $100,000 to be executed in favour of the Yukon Government prior to the start of commercial mining activities on the Minto Project.

d) Promissory Note

Pursuant to a cost reimbursement agreement dated April 6, 2006 and as amended August 31, 2006 with the Alaska Industrial Development and Export Authority ("AIDEA"), the Company has signed a Promissory Note in the amount of US$500,000 (approximately $583,000 Canadian Dollars) that bears interest upon default at 10.5% per annum and is payable upon demand, subject to the terms and conditions of the agreement. The agreement provides for AIDEA to do a financial analysis and preliminary costs for the design and construction of improvements to the concentrate shipping facilities at the Port of Skagway, Alaska.

e) Restricted Cash

Restricted cash of $402,000 consists of a $10,000 deposit in the form of GICs against the Company's corporate credit cards and a GIC of $392,000 to guarantee a Standby Letter of Credit issued pursuant to the acquisition of assets for use at the Minto Project.

f) Off-take Agreement

In October 2006, the Company's subsidiary Minto entered into a concentrate off-take agreement with MRI Trading AG of Switzerland ("MRI") whereby MRI will purchase 100% of the concentrates produced by the Minto mine. MRI has also agreed to provide Minto with a US$20 million inventory financing facility as part of this agreement.

13. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period's presentation.

14. Subsequent Events

a) In January, February and March 2007, pursuant to the terms of its Stock Option Plan, the Company granted 300,000 stock options exercisable at $4.05 per share with an expiry date of January 1, 2012; 60,000 options exercisable at $4.25 per share with an expiry date of January 15, 2012; 60,000 options with an exercise price of $4.77 per share with an expiry date of February 19, 2012 and 400,000 options with an exercise price of $4.67 per share with an expiry date of February 22, 2012.

b) In February 2007, the Company's subsidiary Minto entered into a letter of intent with respect to a power purchase agreement ("PPA") with Yukon Energy Corporation ("Yukon Energy") for the provision of power to the Minto Project. Pursuant to the terms of the PPA, Minto will provide a $24 million take or pay guarantee to Yukon Energy assuring Yukon Energy that Minto will pay at least $3 million per year for the power supply whether or not Minto is taking power from Yukon Energy, provided it is available. The guarantee is secured by the Minto Project but subordinated to the security held by Macquarie *(Note 7)* pursuant to the project financing provided by Macquarie. The PPA contemplates the rate for electrical power to be approximately $0.10 per KWh. Minto will have the opportunity to purchase interruptible power for processing low-grade ore at a rate of $0.06 per KWh. As part of the agreement, Minto has provided Yukon Energy the right to acquire the diesel generator units at the Minto Project. Minto has also agreed to pay for the cost of a transmission spur line to the Minto Project at an estimated cost of $3.8 million and Minto has agreed to contribute $7.2 million towards the construction cost of a 138 KV transmission line extension. In addition, Minto will provide an $850,000 payment contribution to Yukon Energy, which contribution will be placed into a fund by Yukon Energy to cover decommissioning costs for the transmission spur line at the end of the mine life. The PPA is subject to several conditions, including commercial operation of the mine, firm construction tenders for the transmission lines, the receipt of all required licenses, permits, approvals, consents and rights-of-way as well as approval of the PPA and rate terms from the Yukon Utilities Board.

c) In February 2007, the Company completed a non-brokered private placement of 845,000 "flow-through" common shares at $5.90 per share for gross proceeds of $4,985,500. The total amount of funds raised through the flow-through shares, on a best efforts basis, must be spent on qualified mineral exploration. The proceeds of flow-through are restricted in use for specific Canadian Exploration Expenditures ("CEE") under Canadian Income Tax Legislation *(Note 9e)*. The common shares issued in this private placement are subject to a hold period that expires June 17, 2007.

d) In February 2007, the Company completed a $40 million convertible debenture financing on a bought deal basis with a syndicate of underwriters led by BMO Capital Markets. The $40 million aggregate principal amount of convertible senior unsecured debentures is due March 31, 2012 (the "Debentures") and bears interest at a rate of 5.0% per annum which is payable semi-annually. The convertible debentures are convertible at the option of the holder into common shares of the Company at a conversion rate of 158.7302 common shares per $1,000 principal amount of Debentures, which is equal to a conversion price of $6.30 per common share. The Debentures may not be redeemed by the Company before March 31, 2010, after which the Company may elect to repay the debentures either in cash or in shares priced at 95% of market. In the event of a change of control involving the acquisition of voting control or direction of more than 66 2/3rds or more of the shares of the Company, the holders of the Debentures will have the right to require the Company to repurchase the Debentures at 101% of the principal owing, plus interest. Pursuant to an over-allotment option, on March 30, 2007 the syndicate of underwriters exercised its over-allotment option to acquire a further $3.6 million aggregate principal amount of convertible senior unsecured debentures. The Company paid a cash commission of 3.5% of the total offering, including the over-allotment exercised.

EXHIBIT 2.3

Annual Management Discussion and Analysis
For
Sherwood Copper Corporation
("Sherwood" or the "Company")

The following management's discussion and analysis of the Company has been prepared as of April 23, 2007 and should be read in conjunction with the Company's audited consolidated financial statements and notes for the period ended December 31, 2006. All financial information is in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and all amount disclosed are Canadian dollars unless otherwise stated.

Sherwood is a Canadian mining company engaged in the acquisition, exploration and development of strategic mineral properties in Canada. It is currently developing, through its wholly owned subsidiary Minto Explorations Ltd., the high-grade copper-gold Minto Mine located in the Yukon Territory of Canada which is expected to be in production during the second quarter of 2007.

2006 Highlights

- Completed an independent feasibility study on the Minto deposit, which supported the demonstrated robust project economics at a copper price of US$2.00 per pound, well below current prices.
- Commenced waste pre-stripping of the Minto deposit in April and construction in June; construction was approximately 60% completed by December 31, 2006.
- Closed $85.0 million project senior and subordinated Project Loan Facility ("PLF") in October with Macquarie Bank. $36.4 million was drawn at December 31, 2006.
- Executed, in conjunction with the debt facility, forward sales contracts covering 65% of the first four years of the payable copper, gold and silver metal production outlined in the Minto Project feasibility study, after allowances for production ramp up, at prices at or above those used in the feasibility study.
- Raised $41.6 million (net) from equity financings (See Note 9).
- Reached agreements, memorandums of understanding or letters of intent covering the following key Minto Project activities:
    - Concentrate off take agreement with MRI Trading AG of Switzerland ("MRI") to purchase 100% of the first 3 years of mine production at favourable treatment and refining charges and no metal price participation.
    - Concentrate Trucking from the mine site to port of Skagway.
    - Port re-development and use agreement with Alaska Industrial Development and Export Agency ("AIDEA") for storage and loading of concentrate in Skagway.
- The Minto Mine is expected to be in operation in the second quarter of 2007, on time and on budget at $98.0 million.
- Discovered and drilled off the Area 2 deposit, 300 meters south of the Minto deposit, and justified the initiation of a pre-feasibility study to incorporate Area 2 into production plans;
- Changed accounting year end from November 30 to December 31.
- Signed a Power Purchase Agreement ("PPA") with Yukon Energy Corporation in Q1 2007 that would provide grid power to the Minto Project by the end of 2008 at an estimated savings of $3.0 to $4.0 million per year over the life of the mine versus on site diesel power generation.

Selected Annual Information

	Thirteen Months Ended December 31 (audited)	Years Ended November 30 (audited)	Years Ended November 30 (audited)
($ millions except for per share numbers)	2006	2005	2004
Total revenues	$ -	$ -	$ -
General and administrative expenses	$ 3.5	$ 0.9	$ 0.2
Write off of exploration costs on outside properties and properties abandoned	$ 0.0	$ 0.4	$ 1.6
Unrealized loss on derivative instruments	$ 18.4	$ nil	$ nil
Net loss for the period:			
- In total	$ (21.5)	$ (1.3)	$ (1.8)
- Basic and diluted loss per share	$ (0.67)	$ (0.09)	$ (0.27)
Total assets	$ 108.9	$ 13.3	$ 0.4
Total long term financial liabilities	$ 58.4	$ 0.6	$ Nil

The acquisition of the Minto Project in 2005, the commencement of its development in 2006 and the establishment of the Project Loan Facility in 2006 along with its required forward sales had the most impact on the Company's financial results over the last three years.

Results of Operations

In order to simplify financial reporting and to make analytical comparisons easier in the public arena, the Company changed to a calendar year end in 2006 resulting in the December 31, 2006 year end (the "Current Period") being a 13 month period as compared with 12 months ended November 30, 2005 (the "Comparative Period"). As well, the fourth quarter of 2006 (the "Current Quarter") was 4 months compared with the fourth quarter of 2005 (the "Comparative Quarter") which was 3 months.

The Current Period loss of $21.5 million was significantly higher than the loss of $1.3 million in the Comparative Period. The main reason for the increase was the recognition of an unrealized loss on derivative instruments of $18.4 million in 2006 on the forward metal sales contracts put in place in conjunction with the project loan facility.

General and administrative expenses increased from $0.9 million in the Comparative Period to $3.5 million in the Current Period. The largest increase was in stock-based compensation to $2.0 million from $0.3 million due to the granting of more options resulting from a significantly enlarged employee base and changes in the assumptions used for the calculations in 2006. As well, all other components of general and administrative expenses increased in 2006 as compared with 2005 due to the ramp up of activities related to the commencement of development of the Minto Project and financing thereof.

The Company capitalizes acquisition and exploration expenditures related to resource properties on an individual prospect basis until such time as an economic ore body is defined or a prospect is abandoned. Amortization of assets used in connection with capitalized resource property costs is also capitalized. Capitalization of related expenditures continues until the property is moved into production, sold, impaired or abandoned. Unrecoverable costs for projects determined not to be commercially feasible are expensed in the period in which the determination is made. Holding costs to maintain a property on a care and maintenance basis are expensed as incurred.

The recoverability of the amounts capitalized for the undeveloped resource properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof. During the Current Period, no resource property costs were written off as compared with the Comparative Period where $0.4 million was written off, all associated with the Chicago Trend Project in Nunavut.

The Company recorded an unrealized foreign exchange loss in the Current Period of $1.0 million related to the project loan facility which was drawn in US dollars (Comparative Period - $Nil).

A future income tax recovery of $1.1 million was recorded in the Current Period related to the Company's issuance of flow through shares and subsequent renunciation of the related exploration expenditures (Comparative Period - $Nil).

The Minto Project

In the Current Period the Company incurred costs of $64.1 million on the construction of the Minto Mine (Comparative Period - $Nil) and incurred $8.8 million on resource property costs (Comparative Period $2.3 million). Included in the $64.1 million property, plant and equipment was a non cash future tax liability of $3.2 million and included in the $8.8 million resource property cost was a non cash asset retirement cost in the amount of $1.8 million related to the estimate of the asset retirement obligation as at December 31, 2006. The Minto Mine development is expected to be completed in the second quarter of 2007 on schedule and on budget of $98.0 million excluding the above non cash items.

Development

Based on strong copper prices and anticipated robust returns from the Minto feasibility study, the Company elected to commence pre-stripping of waste material overlying the Minto deposit in April 2006 and mobilized construction equipment to site and began construction of the civil infrastructure, process plant and related infrastructure in June 2006. An independent feasibility study was issued for the development of the Minto Mine in July and updated in August 2006, which indicates robust project economics at US$2.00 per pound copper, well below current prices. JDS Energy & Mining were hired as construction managers, Hatch for engineering and procurement assistance and Clark Builders as General Contractor. At year end, mine development was approximately 60% complete and is projected to be on budget and completed ahead of the feasibility schedule.

Acquisition

On March 29, 2005 the Company entered into several agreements to acquire a 100% working interest in the Minto copper-gold project (the "**Minto Project**") in the Yukon Territory.

Take Over Offer

Sherwood made a take over offer (the "**Offer**") for Minto Explorations Ltd. ("**Minto Explorations**"), a TSX Venture Exchange listed company, which had a 100% working interest in the Minto Project, whereby Sherwood offered $0.615 in cash or 2.5 pre-consolidated shares of Sherwood for each Minto

Explorations share. Sherwood also issued one preferred share[1] for each Minto Explorations share tendered to the Offer.

On June 6, 2005 the Company announced that a total of 5,589,700 Minto Explorations shares (94.54% of the issued and outstanding shares) had been tendered to Sherwood's Offer for Minto Explorations. As a result, the minimum condition was met under the Offer and Sherwood instructed the depositary to take up and pay for the Minto Explorations shares deposited under the Offer, in accordance with the terms of the Offer, which occurred on June 8, 2005.

As more than 90% of Minto Explorations' shares were deposited under the Offer, Sherwood exercised its statutory rights to acquire the remaining Minto Explorations shares held by shareholders who did not tender to the Offer, on the same terms as the Minto Explorations shares that were acquired under the Offer.

Purchase of ASARCO, Falconbridge, and Teck Cominco Interests
Sherwood also successfully completed the purchase of ASARCO LLP's rights to earn a 70% working interest in the Minto Project and paid $0.7 million to ASARCO LLP to acquire a receivable owing from Minto Explorations. In addition, Falconbridge Ltd. transferred to Sherwood its repurchase rights to the Minto Project in consideration of a payment of $2.7 million. ASARCO LLP, Falconbridge Ltd., and Teck Cominco Limited have also transferred to Sherwood their aggregate 1.5% in NSR royalties in consideration for a total of 1,254,481 common shares of Sherwood.

With the purchase, Sherwood consolidated the ownership of the Minto Project and effectively owns 100%, subject to a 0.5% NSR in favor of the Selkirk First Nation.

Exploration Update – Minto Project

The Minto Project is a high-grade copper-gold deposit located in the Yukon Territory of Canada. In the late 1990's, a feasibility study was completed by prior owners, permits obtained and construction of an open pit mine commenced. Construction was suspended after expenditures of approximately $10 million due to depressed copper prices. During that period, the mill foundations were poured, the ball and SAG mills purchased and moved to site, the mine accommodations constructed and the site was connected to a permitted Yukon River crossing by a 29km production standard access road. All of this infrastructure has been well maintained and was available for future operations. The Type A and Type B Water Licences were recently renewed and permitted a resumption of construction immediately after a production decision was made.

Main Minto Deposit Mineral Resource Estimate

On July 10, 2006, the Company announced the results of an updated mineral resource estimate for the main Minto deposit incorporating the results of 2006 drilling up to and including April 1, 2006. The mineral resource estimates contained in the feasibility study are based on approximately 231 drill holes, including 49 holes drilled in 2005 and 19 holes drilled in 2006. The following table summarizes the mineral resource estimates for the Minto Project:

[1] The preferred shares were retracted effective December 31, 2006 at a price of $0.00001 per preferred share for a total consideration of $59.12.

Mineral Resources – Minto Deposit at 0.5% Copper Cut-off Grade

Mineral Resource Category	Tonnes (000's)	Average Grade		
		Copper (%)	Gold (g/t)	Silver (g/t)
Main Zone				
Measured + Indicated	8,020	1.89	0.66	7.7
Additional Inferred	2	0.90	0.19	7.3
Other Zones				
Measured + Indicated	1,040	0.92	0.25	4.3
Additional Inferred	89	0.81	0.21	3.7
Total				
Measured + Indicated	9,060	1.78	0.62	7.3
Additional Inferred	90	0.81	0.21	3.8

The Main Zone is the primary focus for planned mining operations, while the Other Zones are satellite mineralized zones located above and below the Main Zone, the shallower of which are partially to fully oxidized and may be stockpiled for possible later processing. The Main Zone contains a higher grade core which will be mined first, and all lower grade material is stockpiled for later processing.

This mineral resource estimate for the Minto Project was estimated by Giroux Consultants Ltd. Gary Giroux, Professional Engineer is the Qualified Person under NI 43-101 responsible for the estimate.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resource estimates do not account for mineability, selectivity, mining loss and dilution. These Mineral Resource estimates include Inferred Mineral Resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these Inferred Mineral Resources will be converted to Measured and Indicated categories through further drilling, or into Mineral Reserves once economic considerations are applied.

Area 2 Resource Estimate

On February 2, 2007, the Company announced the results of an independent, NI 43-101 compliant, Mineral Resource estimate for the high grade Area 2 copper-gold deposit at the Minto Project, which is in addition to that reported above for the main Minto deposit.

The following table summarizes the Mineral Resource for the Area 2 deposit at a 0.5% copper cut-off grade, while additional estimates at different cut-offs and depths are discussed below.

Classification	Cut-off (% Copper)	Tonnes (000's)*	Copper (%)	Gold (g/t)
Measured (M)	0.5%	3,578	1.56	0.62
Indicated (I)	0.5%	4,018	0.99	0.36
*Sub-total (M + I)***	*0.5%*	*7,596*	*1.26*	*0.48*
Additional Inferred	0.5%	1,381	1.01	0.33

**Rounded to the nearest thousand* ***Totals may not add exactly due to rounding*

This includes a higher grade measured and indicated resource of 153.5 million pounds of copper and 92,000 oz of gold at a 1.0% copper cut-off or 3.86 million tonnes at a grade of 1.80% copper and 0.74g/t gold. This compares to 5.59 million tonnes at a grade of 2.35% copper and 0.75g/t in the measured and indicated category for the main Minto deposit at a 1.0% copper cut-off grade.

The mineral resources for the Area 2 deposit were estimated by Lions Gate Geological Consulting Inc ("LGGC"), of North Vancouver, BC. Ali Shahkar, Professional Engineer of LGGC is the Qualified Person under NI 43-101 responsible for the estimate. SRK Consulting, of Vancouver, BC, audited the mineral resource estimate provided by LGGC. Andrew Ham PhD, MAusIMM, MAIG of SRK is the Qualified Person under NI 43-101 responsible for the SRK audit.

Quarter ended December 31, 2006

The Company's loss for the Current Quarter of $20.3 million was substantially higher than the loss in the Comparative Quarter of $0.6 million. The main reasons for this increase were as follows:

- $18.4 million for an unrealized loss on derivative instruments in the Current Quarter compared with $Nil in the Comparative Quarter due to a mark to market revaluation as at December 31, 2006 on the Company's outstanding metal derivative contracts;
- $0.6 million for stock based compensation in the Current Quarter compared with $0.3 million in the Comparative Quarter resulting from a significantly enlarged employee base and changes in the assumptions used for the calculations; and
- $1.0 million of foreign exchange loss in the Current Quarter compared with $Nil in the Comparative Quarter. This loss relates to the revaluing of the US dollar based project loan facility put in place in October 2006.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Sherwood and is derived from unaudited quarterly financial statements prepared by management. Sherwood's interim financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Period	Revenues ($millions)	Net Income (Loss) for the period ($millions)	Basic Earnings (Loss) per share[1]
4th Quarter 2006 [2]	Nil	(20.3)	(0.63)
3rd Quarter 2006	Nil	(0.8)	(0.03)
2nd Quarter 2006	Nil	(0.9)	(0.03)
1st Quarter 2006	Nil	0.5	0.02
4th Quarter 2005	Nil	(0.6)	(0.02)
3rd Quarter 2005	Nil	(0.2)	(0.01)
2nd Quarter 2005	Nil	(0.1)	(0.01)
1st Quarter 2005	Nil	(0.4)	(0.02)

[1] Some of the 2005 comparative figures have been recalculated based on the post-consolidated number of shares.
[2] Due to the change to the calendar year end in 2006 the fourth quarter of 2006 covers a 4 month period.

The significant increase in the net loss in the fourth quarter of 2006 resulted from the mark to market of the metal forward sales contracts the Company entered into during the Current Quarter as a requirement of the project loan facility.

Liquidity and Financial Position Review

Working capital at December 31, 2006 was $2.5 million compared with $1.0 million at November 30, 2005.

Current assets increased to $17.3 million in the Current Period from $1.5 million in the Comparative Period due to an increase in cash and cash equivalents and receivables as funds were drawn from the PLF.

Current Liabilities increased to $14.8 in the Current Period from $0.6 million in the Comparative Period due to an increase in accounts payable and accrued liabilities related to the Minto Project and the current portion of the PLF.

Deferred financing costs were the fees paid related to the establishment of the PLF that under GAAP in place at December 31, 2006 are to be amortized over the life of the PLF but under the new CICA Financial Instrument Standard effective January 1, 2007, the Company has elected to write-off these deferred financing costs. Under the Company's capitalization policy, this would then be deferred as part of the cost of the Minto Development.

The total amount drawn against PLF at December 31, 2006 was $36.4 million consisting of $3.5 million as current and $32.9 million as long-term.

In October the Company's wholly owned subsidiary, Minto Explorations Ltd. received credit approval from Macquarie Bank Limited ("Macquarie") for a debt package totaling C$85 million, which is comprised of a C$65 million PLF and a C$20 million subordinated debt facility ("SDF"). The PLF carries an interest rate of LIBOR plus 2.25% and is repayable over two years commencing November 30, 2007. The PLF was drawn in US dollars to mitigate the Minto project's potential exposure to currency fluctuations, given that project revenue will be generated in US dollars. The SDF comprises two tranches, a C$4.3 million Tranche A, which was drawn on an interim basis but then repaid from the initial draw of the PLF at the end of October 2006. The Tranche A can be redrawn at a later date. The $15.7 million of Tranche B can be drawn after the PLF is fully utilized. The SDF carries an interest rate of LIBOR plus 3.0% and is repayable over one year commencing November 30, 2009.

The Company set up a future income tax liability of $3.4 million in 2006 due mainly to permanent differences for tax purposes on a portion of the Minto Project development costs. The offsetting entry was an increase in carrying values of the property, plant and equipment and resource property costs.

Total capital lease obligations at December 31, 2006 increased to $2.5 million from $0.1 million at November 30, 2005 due to the leasing of capital assets related to the Minto Project.

Asset retirement obligation represents the current liability of the future reclamation and closure costs of the Minto Mine. This amount is based on a third party prepared closure plan that was submitted to the regulatory authorities in the fourth quarter of 2006. Final approval has not yet been received. At December 31, 2006 the obligation was $1.9 million compared with $0.1 million at November 30, 2005. The increase is a result of the significant development work done at the Minto Project in 2006. The asset retirement obligation will increase over the life of the mine due mainly to the increasing size of the mine waste rock dumps and the tailings area. Progressive reclamation will be done in these areas but the bulk of the reclamation work will be done upon mine closure. As at December 31, 2006 $0.6 million of the obligation was funded.

Property, plant and equipment expenditures were $67.3 million (including accrued costs) in 2006 compared with $0.2 in 2005. Included in the $67.3 million property, plant and equipment was a non cash future tax liability of $3.2 million. All of the 2006 expenditures were related to the construction and development work at the Minto Project.

Resource property costs in 2006 were $8.8 million compared with $2.3 million in 2005. These amounts represent funds for the acquisition of properties, feasibility work and exploration activities related to the Minto Project. In addition in 2006, a non cash amount of $1.8 million for asset retirement costs was recorded as part of the asset retirement obligation related to the Minto Project.

Shareholders' Equity at December 31, 2006 was $35.6 million compared with $12.6 million at November 30, 2005. The $23.0 million increase resulted from a $41.6 million increase in common shares related to the issue of common shares, special warrants and the exercise of warrants and employee share options, a $3.6 million increase in contributed surplus from the issuance and the exercise of warrants and stock based compensation partially offset by a net loss for the period of $21.5 million, with the largest component ($18.4 million) of the loss being a non cash, unrealized loss on derivative instruments.

Financial Capability

The Company currently has no operations that generate cash flow and its long term financial success is dependant on management's ability to discover and develop economically viable mineral deposits, in particular the Minto Project which is expected to be in operation during the second quarter of 2007. At December 31, 2006 the Company had in place a project loan facility of $85.0 million with Macquarie of which $36.4 had been drawn. In February 2007, the Company raised an additional $43.6 million on the issuance of a convertible debenture. In addition, the Company has available an advance facility within its concentrate off-take agreement which provides up to US$20.0 million against undelivered concentrates.

The Company has access to sufficient funds to bring the Minto Project into operation during the second quarter of 2007. The Company's ability to service its ongoing debt obligations, complete the Phase 2 mill expansion, cover anticipated corporate and exploration costs is dependant on the Minto Project generating positive cash flow.

Contractual Obligations

($ millions)	< 1 year	2-3 years	4-5 years	> 5 years	Total
Capital Leases	0.9	1.8	0.2	0.0	2.9
Debt	3.5	32.9	0.0	0.0	36.4
Reclamation	0.0	0.1	0.1	1.7	1.9
Purchase Obligations	3.1	0.0	0.0	0.0	3.1
Total	7.5	34.8	0.3	1.7	44.3

Forward Metal Sales Contracts

As a condition of the project loan facility the Company entered into forward sales contracts for 65% of the first four years of copper, gold and silver production from the Minto Project. The Company does not apply hedge accounting and therefore marks to market the contracts at the end of each period. The mark to market at December 31, 2006 resulted in the Company recording an unrealized loss on derivative instruments of $18.4 million. The following tables summarize the forward metal sales position outstanding at December 31, 2006:

Copper Forward Sales

Year	Tonnes	Average strike price tonne
2007	2,938	$6,761
2008	11,177	$6,216
2009	12,905	$5,356
2010	10,929	$4,731
2011	3,272	$4,442
Total	41,221	

Gold Forward Sales

Year	Ounces	Flat strike price per ounce
2007	4,481	$637.25
2008	8,837	$637.25
2009	12,502	$637.25
2010	12,154	$637.25
2011	4,228	$637.25
Total	42,202	

Silver Forward Sales

Year	Ounces	Flat strike price per ounce
2007	67,766	$11.51
2008	115,020	$11.51
2009	135,700	$11.51
2010	114,367	$11.51
2011	34,844	$11.51
Total	467,697	

Risks and Uncertainties

The Company's present business is at the development stage. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of the development stage of operations.

The Company's expected source of cash flow in 2007 will be the Minto mine which is expected to be in operation mid-2007. As the mine has no history of operation there can be no assurance that the mine will generate positive cash flow and there can be no assurance that other sources of funding would be available. Failure to generate positive cash flow or obtain additional funding could result in the delay or indefinite postponement of the mining operations and further exploration and development of the Company's properties.

The Company property interests are located in remote, undeveloped areas and the availability of infrastructure such as surface access, skilled labour, fuel and power at an economic cost, cannot be assured. These are integral requirements for exploration, development and production facilities on mineral properties.

Recent, improved market conditions for resource commodities after several years of record low prices has resulted in a dramatic increase in mining and exploration investment and activity in Canada. While inflation has not been a significant factor affecting the cost of goods and services in Canada in recent years, this renewed mining and exploration activity has resulted in a shortage of experienced personnel and other goods and services needed by the mining and exploration community.

The Company has an exposure to metal price risk as the market price of base and precious metals can be volatile. To partially mitigate this risk the Company has entered into forward sales contracts as described above.

The Company is exposed to interest rate risk through various debt facilities which the Company has entered into that are based on LIBOR plus a fixed margin. The Company currently does not enter in to financial instruments to manage this risk.

The Company is exposed to foreign exchange risk as the Company's operating cost will be primarily in Canadian dollars while revenues will be received in US dollars. The Company currently does not enter in to financial instruments to manage this risk but the draws on the project loan facility were made in US dollars to mitigate this risk on the loan repayment.

The Company will be exposed to trade credit risk through its trade receivables on concentrate sales. The Company plans to manage this risk by requiring provisional payments of 90% of the value of the concentrate shipped.

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many resource properties. The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties is in good standing.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Transactions with Related Parties

Pursuant to a Management Service Agreement with International Northair Mines ("Northair"), a company with a director and officers in common, Sherwood is provided with furnished office space, fully staffed and supplied for consideration of a fee, fixed annually, and paid monthly. Northair recovers other service costs, like mineral exploration or public relations at specified charge out rates. Northair recovers miscellaneous charges, like postage, on the basis of Sherwood's actual usage. Investor relations' activities are carried out by the Northair's staff and consist of dissemination of information to shareholders and prospective investors through brochures, quarterly reports, annual reports and press releases. Amounts owing are non-interest bearing and due on demand. The agreement is automatically renewed from year to year. Either party can terminate the agreement by giving three months written notice prior to the anniversary date.

Related party transactions are as follows:

a) As at December 31, 2006, $59,000 (November 30, 2005 - $103,000) due to Northair is unsecured, non-interest bearing and has no specific repayment terms. However, it is expected to be repaid within one year and consequently has been classified as current.

b) Management fees of $42,000 (November 30, 2005 - $45,000) were paid or accrued to Northair, a company with a director in common, under the terms of a September 1, 2001 management and cost sharing agreement. The agreement is automatically renewed from year to year. Either party can terminate the agreement by giving three months written notice prior to the anniversary date. Also, during the period, the Company paid Northair $73,973 (November 30, 2005 - $45,630) for the services of a director. This amount was included in salaries and benefits.

c) During the year, the Company incurred costs of $79,723 (November 30, 2005 - $284,473) for legal services performed by a legal firm with a partner who is a director of the Company. Included in the comparative amount are legal fees of $269,153 that were incurred during the acquisition of Minto and the private placements completed in June 2005.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

Disclosure Controls

The Company's Chief Financial Officer and Chief Executive Officer (the "**Certifying Officers**") are responsible for establishing and maintaining disclosure controls and procedures (the "**Procedures**") which provide reasonable assurance that information required to be disclosed by the Company under provincial or territorial securities legislation (the "**Required Filings**") is reported within the time periods specified. Without limitation, the Procedures are designed to ensure that material information relating to the Company is accumulated and communicated to management, including its Certifying Officers, as appropriate to allow for timely decisions regarding the Required Filings.

It should be noted that while the Officers of the Company, as certified in the Company's Annual Filings and as required under Multilateral Instrument 52-109 issued by the Canadian Securities Administrators, have evaluated the effectiveness of these disclosure controls and procedures for the year ended December 31, 2006 and have concluded that they are being maintained as designed, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls Over Financial Reporting

The Company's Certifying Officers are responsible for establishing and maintaining internal controls over financial reporting (**"Internal Controls"**) and have designed such Internal Controls, or caused them to be designed under their supervision, which provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

The Company has a relatively small accounting and administrative department and as such, adequate segregation of duties can become a control issue. Management believes, however, that any control deficiencies in this regard are compensated for by the provision of an adequate level of supervision by senior executives.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning Sherwood's general and administrative expenses and resource property costs is provided in the Company's Consolidated Statement of Loss and Deficit and the Consolidated Schedule of Resource Property Costs contained in its Consolidated Financial Statements for December 31, 2006 and November 30, 2005 and 2004 that is available on Sherwood's website at www.northair.com/Sherwood/ or on its SEDAR Page Site accessed through www.sedar.com

Outstanding Share Data

On September 12, 2005 the Company implemented a share consolidation of four old shares for each one new share as approved by the shareholders at its annual and special meeting held on April 15, 2005.

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, all without nominal or par value.

The table below summarizes the Company's capital stock as at April 23, 2007:

Issued and outstanding	43,725,691
Share options outstanding @ a weighted average exercise price $2.79	3,862,000
Warrants granted @ $1.40 with expiry of June 17, 2007	88,750
Warrants granted @ $2.00 with expiry of February 20, 2008	586,750
Warrants granted @ $3.70 with expiry of October 25, 2008	927,027
Future Fully Diluted	49,190,218

Changes in Accounting Policies

The Company made no changes in its accounting policies during the Current Period.

Approval

The Board of Directors of Sherwood has approved the disclosure contained in this Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it.

Additional Information

Additional information is available for viewing at the Company's website www.sherwoodcopper.com or on the sedar website www.sedar.com.

EXHIBIT 2.4



SHERWOOD COPPER CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

September 30, 2007 and August 31, 2006

Canadian Funds

Sherwood Copper Corporation
(A Development Stage Company)

Consolidated Interim Balance Sheets

(Unaudited) (Prepared by Management)
(expressed in thousands of Canadian dollars)

ASSETS	September 30, 2007 *(Note 2)*	December 31, 2006 *(Note 2)*
Current		
Cash	$ 4,015	$ 2,722
Short-term deposits	-	11,000
Restricted cash – flow through	-	633
Receivables	5,142	3,317
Prepaid expenses	367	214
Inventories *(Note 5)*	11,794	-
	21,318	17,886
Restricted Cash	402	402
Reclamation Deposit *(Note 10)*	3,677	600
Deferred Financing Costs *(Note 3)*	-	3,200
Property, Plant and Equipment *(Note 6)*	152,554	66,987
Resource Property Costs *(Note 7)*	26,248	19,705
Other Assets *(Note 15)*	11,457	-
	$ 215,656	$ 108,780
LIABILITIES		
Current		
Accounts payable and accrued liabilities *(Note 15)*	$ 35,038	$ 9,918
Due to related parties *(Note 12)*	74	59
Promissory note	-	583
Current portion of project loan facility *(Note 8)*	16,840	3,496
Current portion of derivative instruments *(Note 8)*	19,208	-
Current portion of capital lease obligation	828	717
	71,988	14,773
Project Loan Facility *(Note 8)*	40,663	32,894
Convertible Debentures *(Note 9)*	34,431	-
Derivative Instruments *(Note 8)*	60,219	18,422
Future Income Tax Liability	6,205	3,356
Capital Lease Obligation	1,260	1,806
Asset Retirement Obligation *(Note 10)*	2,990	1,891
	217,756	73,142
SHAREHOLDERS' EQUITY		
Share Capital *(Note 11)*	70,072	61,379
Contributed Surplus	7,465	4,230
Equity Component of Convertible Debentures *(Note 9)*	10,078	-
Accumulated Other Comprehensive Income	-	-
Deficit	(89,715)	(29,971)
	(2,100)	35,638
	$ 215,656	$ 108,780

Subsequent Event *(Note 16)*

ON BEHALF OF THE BOARD:

"Stephen P. Quin", Director   *"D. Bruce McLeod"*, Director

- See Accompanying Notes -

Sherwood Copper Corporation
(A Development Stage Company)

Consolidated Interim Statements of Loss

(Unaudited – Prepared by Management)
(expressed in thousands of Canadian dollars except share and per share amounts)

	For the three months ended *(Note 2)*		For the nine months ended *(Note 2)*	
	September 30, 2007	August 31, 2006	**September 30, 2007**	August 31, 2006
General and Administrative Expenses				
Management fees	$ **9**	$ 11	$ **44**	$ 31
Salaries and benefits	**253**	81	**641**	314
Stock-based compensation *(Note 11)*	**881**	529	**3,459**	1,392
Regulatory compliance	**23**	51	**166**	68
Professional fees	**131**	96	**318**	226
Office and sundry	**37**	71	**144**	180
Travel	**93**	16	**174**	46
Investor relations	**99**	55	**216**	171
Loss from Operations	**(1,526)**	(910)	**(5,162)**	(2,428)
Interest on long term debt	**(550)**	-	**(1,264)**	-
Accretion of convertible debentures	**(384)**	-	**(909)**	-
Financing fees	-	-	**(1,741)**	-
Foreign exchange gain	**3,582**	-	**8,680**	-
Realized gain on derivative instruments	-	-	**35**	-
Unrealized loss on derivative instruments *(Note 8)*	**(38,129)**	-	**(61,005)**	-
Interest income	**141**	66	**889**	185
Loss for the Period before Income Taxes	**(36,866)**	(844)	**(60,477)**	(2,243)
Future income tax recovery	-	-	**733**	972
Net Loss for the Period	$ **(36,866)**	$ (844)	$ **(59,744)**	$ (1,271)
Loss per Share – Basic and diluted	$ **(0.83)**	$ (0.03)	$ **(1.37)**	$ (0.04)
Weighted Average Number of Shares	**44,302,812**	33,244,918	**43,690,718**	29,022,226

Sherwood Copper Corporation
(A Development Stage Company)

Consolidated Interim Statements of Comprehensive Loss

(Unaudited – Prepared by Management)
(expressed in thousands of Canadian dollars)

	For the three months ended *(Note 2)*		For the nine months ended *(Note 2)*	
	September 30, 2007	August 31, 2006	**September 30, 2007**	August 31, 2006
Net loss for the period	$ **(36,866)**	$ (844)	$ **(59,744)**	$ (1,271)
Other comprehensive income, net of taxes	-	-	-	-
Comprehensive loss	$ **(36,866)**	$ (844)	$ **(59,744)**	$ (1,271)

Sherwood Copper Corporation
(A Development Stage Company)

Consolidated Interim Statements of Cash Flow

(Unaudited – Prepared by Management)
(expressed in thousands of Canadian dollars)

Cash Resources Provided by (Used In)	For the three months ended *(Note 2)* September 30, 2007	August 31, 2006	For the nine months ended *(Note 2)* September 30, 2007	August 31, 2006
Operating Activities				
Net loss for the period	$ (36,866)	$ (844)	$ (59,744)	$ (1,271)
Amortization	2	5	13	34
Stock-based compensation	881	529	3,459	1,392
Future income tax recovery	-	-	(733)	(972)
Unrealized loss on derivative instruments	38,129	-	61,005	-
Unrealized gain on foreign exchange	(4,008)	-	(9,270)	-
Accretion of convertible debenture	384	-	909	-
Changes in non-cash working capital *(Note 14)*	3,197	(1,491)	(9,546)	(1,658)
	1,719	(1,801)	(13,907)	(2,475)
Investing Activities				
Short term deposits	650	-	11,000	-
Decrease (increase) in restricted cash	3,769	(402)	633	(402)
Reclamation deposit	-	-	(3,077)	(350)
Deposits paid	-	(1,321)	-	(1,980)
Acquisition of property and equipment	(23,078)	(5,205)	(69,421)	(10,434)
Resource property costs	(1,661)	(4,402)	(4,032)	(5,268)
	(20,320)	(11,330)	(64,897)	(18,434)
Financing Activities				
Capital lease payments	(195)	(12)	(435)	(49)
Draw down on project loan facility	7,159	-	30,051	-
Deferred financing costs	-	-	-	(162)
Advance subscriptions	-	1,800	-	1,800
Proceeds from issuance of convertible debentures	-	-	43,600	-
Proceeds from private placements, option and warrant exercises, *net*	848	17,184	6,549	33,458
	7,812	18,972	79,765	35,047
Unrealized loss on foreign currency cash balances	214	-	332	-
Net (Decrease) Increase in Cash	(10,575)	5,841	1,293	14,138
Cash position - Beginning of period	14,590	10,246	2,722	1,949
Cash Position - End of Period	$ 4,015	$ 16,087	$ 4,015	$ 16,087
Supplementary Cash Flow Information				
Interest paid	$ 1,264	$ -	$ 1,264	$ -

See Note 13 for Supplemental Disclosure of Non-Cash Financing and Investing Transactions

Sherwood Copper Corporation
(A Development Stage Company)

Consolidated Interim Statements of Shareholders' Equity

(Unaudited – Prepared by Management)
(expressed in thousands of Canadian dollars, except share amounts)

	Share Capital (Number of Shares)	Share Capital (Amount)	Contributed Surplus	Equity Component of Convertible Debentures	Accumulated Other Comprehensive Income	Deficit	Total
November 30, 2005 *(Note 2)*	20,735,920	$ 20,401	$ 653	$ -	$ -	$ (8,425)	$ 12,629
Private placements	1,715,000	4,430	65	-	-	-	4,495
Private placements – special warrants	4,620,000	15,015	-	-	-	-	15,015
Private placements – flow through shares	865,000	2,536	-	-	-	-	2,536
Exercise of options	713,099	1,122	(351)	-	-	-	771
Exercise of warrants	5,531,347	11,596	(2,107)	-	-	-	9,489
Accelerated exercise of warrants	8,016,000	11,222	2,089	-	-	-	13,311
Consulting fees	30,700	95	-	-	-	-	95
Share issue costs	-	(3,977)	-	-	-	-	(3,977)
Financing fee warrants	-	-	1,291	-	-	-	1,291
Stock based compensation	-	-	2,590	-	-	-	2,590
Future income tax on flow-through shares	-	(1,061)	-	-	-	-	(1,061)
Net loss	-	-	-	-	-	(21,546)	(21,546)
December 31, 2006 *(Note 2)*	42,227,066	61,379	4,230	-	-	(29,971)	35,638
Private placements – flow through shares	845,000	4,986	-	-	-	-	4,986
Exercise of options	425,700	943	(336)	-	-	-	607
Exercise of warrants	90,425	214	(44)	-	-	-	170
Share issue costs	-	(20)	-	-	-	-	(20)
Stock based compensation	-	-	1,168	-	-	-	1,168
Future income tax on flow-through shares	-	(733)	-	-	-	-	(733)
Equity of convertible debentures issued	-	-	-	10,078	-	-	10,078
Net loss	-	-	-	-	-	(1,595)	(1,595)
March 31, 2007 *(Note 2)*	43,588,191	66,769	5,018	10,078	-	(31,566)	50,299
Exercise of options	235,000	578	(231)	-	-	-	347
Exercise of warrants	223,575	457	(64)	-	-	-	393
Share issue costs	-	(49)	-	-	-	-	(49)
Stock based compensation	-	-	2,054	-	-	-	2,054
Net loss	-	-	-	-	-	(21,283)	(21,283)
June 30, 2007 *(Note 2)*	44,046,766	67,755	6,777	10,078	-	(52,849)	31,761
Shares issued as contract incentive	138,200	967	-	-	-	-	967
Exercise of options	283,733	1,093	(449)	-	-	-	644
Exercise of warrants	102,000	257	(53)	-	-	-	204
Stock based compensation	-	-	1,190	-	-	-	1,190
Net loss	-	-	-	-	-	(36,866)	(36,866)
September 30, 2007 *(Note 2)*	44,570,699	$ 70,072	$ 7,465	$ 10,078	$ -	$ (89,715)	$ (2,100)

- See Accompanying Notes -

(Unaudited – Prepared by Management)(Canadian dollars)

3. Accounting Policies - *Continued*

Effective January 1, 2007, the Company prospectively adopted the CICA recommendations pertaining to hedges (Section 3865), which establish standards for the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses from effective hedging relationships are recorded in earnings in the same period. This change in accounting policy had no effect on the consolidated financial statements for the nine months ended September 30, 2007 as the Company does not apply hedge accounting and records changes in the fair value of its derivative instruments as an adjustment to net loss for the period.

Effective January 1, 2007, the Company prospectively adopted the CICA recommendations regarding the reporting and disclosure of comprehensive income (Section 1530). Comprehensive income consists of changes in the equity of the Company from sources other than the Corporation's share owners, and includes earnings of the Company, the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains and losses on changes in fair values of available for sale assets and effective cash flow hedging instruments. Other comprehensive income comprises revenues, expenses and gains and losses that are recognized in comprehensive income but are excluded from earnings for the period. Comprehensive income is required to be disclosed in a separate statement in the consolidated financial statements. Presently, the company has no items of accumulated other comprehensive income.

Effective January 1, 2007, the Company prospectively adopted the CICA recommendations regarding the presentation of equity and changes in equity. These recommendations require separate presentation of the components of equity, including retained earnings, accumulated other comprehensive income, contributed surplus, share capital and reserves, and the changes therein.

Recent accounting pronouncements

Financial Instrument Disclosures

In March 2007, the CICA issued section 3862 *Financial Instruments – Disclosures* and Section 3863 *Financial Instruments – Presentation*, which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements. Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

These sections are effective January 1, 2008. The Company is currently evaluating the impact on its financial statement disclosure and presentation.

Capital Disclosures

In December 2006, the CICA issued Section 1535 *Capital Disclosures*. This section establishes standards for disclosing information about an entity's objectives, policies, and processes for managing capital. This section is effective January 1, 2008, and the Company is currently evaluating the impact on the Company's disclosure and presentation.

3. Accounting Policies - *Continued*

Inventories

In June 2007, the CICA issued section 3031 *Inventories* which provides more guidance on the measurement and disclosure requirements for inventories. Specifically the new pronouncement requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The new pronouncement is effective January 1, 2008, and the Company is currently evaluating the impact on its accounting and disclosure for inventories.

4. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, restricted cash, reclamation deposit, accounts payable, amounts due to related parties, derivative instruments, a project loan facility, convertible debentures, and capital lease obligations. The fair value of the cash and cash equivalents, receivables, restricted cash, reclamation bond, accounts payable, amounts due to related parties and capital lease obligations approximate their carrying values. As at September 30, 2007, the Company's derivative instruments and its project loan facility are recorded at fair value and held in U.S. Dollars. The liability on derivative instruments has been valued at a Canadian equivalent of $79,427,009 the current portion of the project loan facility has been valued at a Canadian equivalent of $27,959,500, and the long-term portion of the project loan facility has been valued at a Canadian equivalent $29,543,462. The Company may be exposed to currency risk based on fluctuations in the prevailing foreign exchange rates.

5. Inventories

Details are as follows (tabular amounts expressed in thousands):

	September 30, 2007	December 31, 2006
Consumable parts and supplies	$ 3,964	$ -
Ore Stockpile	7,830	-
Total inventories	$ 11,794	$ -

6. Property, Plant and Equipment

Details are as follows (tabular amounts expressed in thousands):

	September 30, 2007			December 31, 2006		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office equipment	$ 104	$ (50)	$ 54	$ 87	$ (34)	$ 53
Mine plant and equipment	449	(108)	341	429	(59)	370
Equipment and camp buildings under capital lease	2,675	(917)	1,758	2,675	(406)	2,269
Vehicles under capital lease	313	(89)	224	212	(41)	171
Construction in progress	150,177	-	150,177	64,124	-	64,124
	$ 153,718	$ (1,164)	$ 152,554	$ 67,527	$ (540)	$ 66,987

The Company commenced construction of the Minto Copper-Gold Project in April 2006. Construction in progress relates to capital costs incurred in connection with the development of the Minto Project. At September 30, 2007 construction in progress included capitalized interest of $5,396,007 and financing fees of $3,335,464 (December 31, 2006 - $993,700, and $188,200 respectively). Amortization of property and equipment directly associated with properties under development has been recorded to project development costs during the development and pre-production phase.

7. Resource Property Costs

Details are as follows (tabular amounts expressed in thousands):

	Nine Months Ended September 30, 2007	Thirteen Months Ended December 31, 2006
Opening balance	$ 19,705	$ 10,949
Net costs for the period	6,543	8,756
Ending balance	$ 26,248	$ 19,705

Resource property costs for the period ended September 30, 2007 represent exploration activities related to the Minto Project.

8. Project Loan Facility

Details are as follows (tabular amounts expressed in thousands):

		September 30, 2007		December 31, 2006
Macquarie Bank Limited – Project Loan Facility	$	57,503	$	36,390
Current portion of Project Loan Facility		(16,840)		(3,496)
Long term portion of Project Loan Facility	$	40,663	$	32,894

In October 2006, Minto Explorations Ltd., the Company's wholly owned subsidiary received credit approval from Macquarie Bank Limited ("Macquarie") for a debt package totaling $85,000,000, which is comprised of a $65,00,000 Project Loan Facility ("PLF") (which was converted at the time of the draw down to US$57,800,000 million equivalent) and a $20,000,000 subordinated debt facility ("SDF"). The PLF carries an interest rate of LIBOR plus 2.25 percent and was originally repayable over two years with the first payment due November 30, 2007 and the last payment due November 30, 2009 but has since been revised so that the first payment is due on April 1, 2008 and the final payment due on May 31, 2007. During the current period of the PLF, LIBOR ranged from 5.2 to 5.5 percent. The PLF was drawn in US dollars to mitigate the Minto Project's potential exposure to currency fluctuations, given that project revenue are being generated in US dollars. When originally agreed, the SDF was to be drawn after the PLF was fully utilized and carried an interest rate of LIBOR plus 3.0 percent and was repayable over one year commencing November 30, 2009. The SLF has since been revised to carry an interest rate of LIBOR plus 2.65 percent with the first payment due October 1, 2010 and the final payment due May 31, 2011. No funds had been drawn against the SDF at September 30, 2007.

The PLF and SDF are secured against the Minto Project, and are guaranteed by the Company, which has pledged its shares in Minto as security for the loans. The lender requires certain minimum debt service reserves and ratios relating to projected debt service coverage and ratios. Failure to meet certain of these tests could result in a possible acceleration of the loan repayments.

The total amount drawn against the PLF at September 30, 2007 was $57,502,962 (US$57,791,922) consisting of $16,840,375 current and $40,662,587 long-term.

The future principal repayments required on the Project Loan Facility at September 30, 2007 are as follows *(tabular amounts expressed in thousands)*:

2007		-
2008		28,780
2009		20,895
2010		7,828
	$	57,503

8. Project Loan Facility - *Continued*

As a condition of the Macquarie loans, the Company must maintain a price protection program of forward metal sales contracts.

Details of the Company's forward sales contracts at September 30, 2007 are as follows:

Metal	Maturity	Weighted Average (US$)	Quantity
Copper - (pounds 000's)	2007	3.08	5,002
	2008	2.88	30,514
	2009	2.49	32,825
	2010	2.19	27,798
	2011	2.12	14,991
		2.50	111,131
Gold - (ounces)	2007	649.37	3,864
	2008	653.61	11,207
	2009	653.44	14,424
	2010	653.46	14,025
	2011	720.10	12,080
		667.68	55,600
Silver – (ounces)	2007	11.80	59,436
	2008	11.89	146,840
	2009	11.90	156,579
	2010	11.90	131,962
	2011	13.68	130,066
		12.26	624,883

As at September 30, 2007, the Company has a mark to market liability of $79,427,009 (US$79,826,140) recorded against these forward sales contracts, of which $19,208,231 (US$19,304,755) relates to derivative financial instruments due in less than one year and $60,218,778 (US$60,521,385) relates to derivative contracts with a due date greater than one year.

9. Convertible Debentures

The Company issued convertible senior unsecured debentures (the "Debentures") to a syndicate of underwriters, led by BMO Capital Markets for gross proceeds of $43,600,000, in the first quarter of 2007. The Debentures, due March 31, 2012, bear interest at a rate of 5.0% per annum payable semi-annually in arrears on March 31 and September 30 of each year commencing on September 30, 2007. Each Debenture is convertible at the option of the holder at anytime into common shares of the Company at a conversion rate of 158.7302 common shares per $1000 principal amount of Debentures, which is equal to a Conversion Price of $6.30 per common share. The Company may redeem the Debentures on or after April 1, 2010 at a redemption price equal to their principal amount, provided that the weighted average trading price of the common shares of the Company for 20 consecutive days is at least 125% of the Conversion Price. The Company may repay the principal amount in cash or common shares.

9. Convertible Debentures - *Continued*

Generally accepted accounting principles for compound financial instruments require the Company to allocate the proceeds received from the convertible debentures between; (i) the estimated fair value of the holder's option to convert the debentures into common shares and (ii) the estimated fair value of the future cash outflows related to the debentures. At issuance, the Company estimated the fair value of the conversion option by deducting the present value of the future cash outflows of the convertible debentures, calculated using a risk-adjusted discount rate of 11.5%, from the face value of the principal of the convertible debentures. The residual carrying value of the convertible debentures is added to the face value of the convertible debentures over the life of the debentures by a charge to earnings, using the effective interest rate method.

The financial liability component of the convertible debentures at September 30, 2007 is as follows *(tabular amounts expressed in thousands)*:

Principal amount of convertible debenture	$	43,600
Deduct: Equity component (deemed discount on issue)		(10,078)
Financial liability component at issuance (present value of future cash outflows)		33,522
Add: Accretion of the deemed discount on issuance		909
Long term balance of financial liability component	$	34,431

The principal amount of the convertible debentures plus accrued interest to September 30, 2007 amounted to $43,600,000.

10. Asset Retirement Obligation

Details are as follows (tabular amounts expressed in thousands):

		Nine Months Ended September 30, 2007		Thirteen Months Ended December 31, 2006
Balance – beginning of the period	$	1,891	$	50
Increase in obligation		966		1,841
Accretion		133		-
Balance – end of the period	$	2,990	$	1,891

Asset retirement obligations have been recognized in respect of the mining operations of the Minto Project, including associated infrastructure and buildings. The estimated amount of undiscounted cash flow required to satisfy the Minto Project asset retirement obligations as at September 30, 2007 was $4,522,351. The expected timing of the asset retirement obligation expenditures range from 2008 to 2029. Progressive reclamation will be performed over the life of the mine but the majority of expenditure will be incurred at the end of the mine life, as well there is a ten year post mine life monitoring requirement. The credit adjusted and risk free rate rates at which the estimated cash flows have been discounted to arrive at the obligation range from 4.0% to 6.4%.

(Unaudited – Prepared by Management)(Canadian dollars)

10. Asset Retirement Obligation- *Continued*

A third party prepared closure plan was submitted to the regulatory authorities in the fourth quarter of 2006 and approved in May 2007. Based on the approved plan the obligation was increased from the $1,890,543 at December 31, 2006 to $2,990,111 at June 30, 2007. At September 30, 2007 the obligation was fully funded by a reclamation deposit in the amount of $3,676,530 (December 31, 2006 - $600,000) and a related letter of credit in favour of the Yukon Government.

In view of uncertainties concerning asset retirement obligations, the ultimate costs could be materially different from the amounts estimated. The estimate of future asset retirement liabilities is subject to change based on amendments to applicable laws and legislation. Futures changes in asset retirement liabilities, if any, could have a significant impact and would be reflected prospectively, as a change in accounting estimate.

---

11. Share Capital

Authorized

Unlimited number of common voting shares
Unlimited number of preferred non-voting shares

Share Issuances – Period Ended September 30, 2007

In February 2007, the Company completed a non-brokered private placement of 845,000 flow-through common shares at $5.90 per share for gross proceeds of $4,985,500. The total amount of funds raised through the flow-through shares, must be spent on qualified mineral exploration. The proceeds of flow-through are restricted in use for specific Canadian Exploration Expenditures ("CEE") under Canadian Income Tax Legislation.

In September 2007, the Company issued 138,200 common shares regarding fulfillment of a contractual incentive relating to the construction and completion of the Minto mine. The shares were valued at their fair value on the date of issuance at $7.00 per common share, for a total amount of $967,400 and were recorded as an addition to construction in progress.

During the nine month period ended September 2007, a total of 944,433 common shares were issued upon the exercise of options at prices between $1.00 and $4.67 per option for total proceeds of $1,596,576. As a result of these exercises, $1,016,944 was transferred from contributed surplus to share capital.

During the nine month period ended September 2007, a total of 416,000 common shares were issued upon the exercise of warrants at prices between $1.00 and $2.00 per warrant for total proceeds of $767,500. As a result, $160,918 was transferred from contributed surplus to share capital related to these warrants.

Stock Options

Pursuant to the Company's stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company to a maximum of 10% of the issued and outstanding common shares at the time of grant, with a maximum of 5% of the Company's issued and outstanding shares reserved for any one person on a yearly basis. The vesting periods of options outstanding range from zero to four years and expire 5 years from the grant date.

(Unaudited – Prepared by Management)(Canadian dollars)

11. Share Capital - *Continued*

The Company's stock options at September 30, 2007 and changes for the period are as follows:

	Options Outstanding	Weighted Average Exercise Price
Balance – December 31, 2006	3,559,400	$ 2.22
Granted	1,490,000	$ 4.81
Cancelled or expired	(11,700)	$ 2.00
Exercised	(944,433)	$ 1.69
Balance – September 30, 2007	4,093,267	$ 3.29

As at September 30, 2007, the following stock options are outstanding:

Options Outstanding	Exercise Price	Expiry Date	Options Exercisable	Exercise Price
612,500	$ 1.00	August 3, 2010	612,500	$ 1.00
16,000	$ 1.42	October 3, 2010	16,000	$ 1.42
60,000	$ 1.24	December 5, 2010	60,000	$ 1.24
30,000	$ 1.42	January 5, 2011	30,000	$ 1.42
601,500	$ 2.00	February 22, 2011	601,500	$ 2.00
40,000	$ 3.82	April 6, 2011	40,000	$ 3.82
75,000	$ 3.05	June 27, 2011	75,000	$ 3.05
216,600	$ 3.05	September 19, 2011	216,600	$ 3.05
25,000	$ 2.50	October 10, 2011	25,000	$ 2.50
160,000	$ 3.05	October 11, 2011	77,500	$ 3.05
816,667	$ 3.65	October 30, 2011	816,667	$ 3.65
300,000	$ 4.05	January 1, 2012	90,000	$ 4.05
60,000	$ 4.25	January 24, 2012	40,000	$ 4.25
60,000	$ 4.77	February 19, 2012	30,000	$ 4.77
350,000	$ 4.67	February 22, 2012	87,500	$ 4.67
580,000	$ 5.25	May 9, 2012	38,336	$ 5.25
90,000	$ 5.55	September 10, 2012	11,050	$ 5.55
4,093,267	$ 3.29[1]		2,867,653	$ 2.66[1]

1. Weighted average exercise price.

Stock-Based Compensation

During the nine months ended September 30, 2007, the Company granted options to purchase up to 1,490,000 common shares to employees with a weighted average exercise price of $4.81. The Company used the Black-Scholes Option Pricing Model to estimate a fair value for these grants. During the current period, the total value of stock based compensation is estimated at $4,412,466. Of this total, $3,459,292 has been recorded as an expense for the nine month period ended September 30, 2007 and $953,174 was capitalized to resource property costs and construction in progress. The portion of stock-based compensation recorded is based on the vesting schedule of the options.

The fair value of options granted was estimated on the date of the grant using the Black-Scholes Option Pricing Model, with the following assumptions:

	Nine Month Period Ended September 30, 2007
Risk-free interest rate	4%
Expected dividend yield	NIL
Expected stock price volatility	79%
Expected option life in years	4.6 years

(Unaudited – Prepared by Management)(Canadian dollars)

11. Share Capital - *Continued*

Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Share Purchase Warrants

	Warrants Outstanding	Weighted Average Exercise Price
Balance – December 31, 2006	1,715,452	$ 2.88
Issued	-	-
Exercised	(416,000)	$ 1.84
Balance – September 30, 2007	1,299,452	$ 3.21

As at September 30, 2007, the following share purchase warrants are outstanding:

Number	Price per Share	Expiry Date
372,425	$ 2.00	February 20, 2008
927,027	$ 3.70	October 25, 2008
1,299,452	$ 3.21	

12. Related Party Balances and Transactions

Related party balances and transactions not disclosed elsewhere in these financial statements are as follows:

During the three and nine months ended September 30, 2007 the Company incurred management fees of $9,200 ($10,800 for the three months ended August 31, 2006) and $44,000 ($31,300 for the nine months ended August 31, 2006), respectively, with International Northair Mines Ltd. ("Northair"), a company with a director and officers in common, under the terms of a September 1, 2001 management and cost sharing agreement. The agreement is automatically renewed from year to year. Either party can terminate the agreement by giving three months written notice prior to the anniversary date. Also, during the three and nine month periods ended September 30, 2007, the Company paid Northair $17,250 ($14,063 for the three months ended August 31, 2006) and $56,850 ($50,121 for the nine months ended August 31, 2006), respectively, for the services of a director. This amount was included in salaries and benefits. Amounts due to related parties are unsecured, non-interest bearing and have no specific repayment terms.

During the three and nine months ended September 30, 2007 the Company incurred costs of $nil ($10,344 for the three months ended August 31, 2006) and $16,122 ($22,243 for the nine months ended August 31, 2006), respectively, for legal services performed by a legal firm with a partner who is a director of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

Notes to Consolidated Financial Statements

Three Months and Nine Months ended September 30, 2007 and August 31, 2006

(Unaudited – Prepared by Management)(Canadian dollars)

13. Supplemental Disclosure of Non-Cash Financing and Investing Transactions

The significant non-cash financing and investing transactions during the periods were *(expressed in thousands)*:

	For the three months ended September 30, 2007 *(Note 2)*	For the three months ended August 31, 2006 *(Note 2)*	For the nine months ended September 30, 2007 *(Note 2)*	For the nine months ended August 31, 2006 *(Note 2)*
Equipment and vehicles acquired under capital lease obligations	$ -	$ 723	$ -	$ 799
Exploration expenditures included in accounts payable	$ 374	$ 11,395	$ 898	$ 11,395
Other assets included in accounts payable	$ 5,823	$ -	$ 10,770	$ -
Construction in progress expenditures included in accounts payable	$ 4,650	$ -	$ 8,658	$ -
Reclamation liability capitalized to resource property costs	$ 44	$ 350	$ 1,099	$ 400
Future income tax capitalized to property, plant and equipment	$ 92	$ -	$ 2,523	$ -
Future income tax capitalized to resource property costs	$ 177	$ -	$ 372	$ -
Future income tax capitalized to other assets	$ 687	$ -	$ 687	$ -
Fair value of stock options and warrants allocated to share capital upon exercise	$ 502	$ 1,203	$ 1,177	$ 2,256
Fair value of warrants issued as an accelerated exercise offer	$ -	$ -	$ -	$ 3,204
Deferred financing charges included in construction in progress	$ -	$ -	$ 3,200	$ -
Fair value of debenture conversion option	$ -	$ -	$ 10,078	$ -
Stock-based compensation capitalized to property, plant and equipment	$ 265	$ -	$ 811	$ -
Stock-based compensation capitalized to resource property costs	$ 44	$ -	$ 142	$ -
Shares issued as contractual incentive included in construction in progress	$ 967	$ -	$ 967	$ -
Promissory note cancelled	$ -	$ -	$ 583	$ -

14. Changes in Non-cash Working Capital

The change in non-cash working capital is comprised of *(expressed in thousands)*:

	Three Months Ended *(Note 2)*		Nine Months Ended *(Note 2)*	
	September 30, 2007	August 31, 2006	**September 30, 2007**	August 31, 2006
(Increase) decrease in:				
Receivable	$ **(1,890)**	$ (1,204)	$ **(1,825)**	$ (1,660)
Prepaid expenses	**(119)**	(64)	**(153)**	(110)
Inventories	**(8,219)**	-	**(11,794)**	-
(Decrease) increase in:				
Accounts payable and accrued liabilities	**13,403**	183	**4,211**	(362)
Due to related parties	**22**	(19)	**15**	(79)
Promissory note	**-**	(387)	**-**	553
	$ **3,197**	$ (1,491)	$ **(9,546)**	$ (1,658)

15. Other Assets

In January 2007 the Company signed the User Agreement for Ore Storage and Loading Facilities (the "Agreement") with the Alaska Industrial Development and Export Authority ("AIDEA") providing the Company the right to use the Skagway port and loading facilities (the "Facilities"). Under the terms of the Agreement, AIDEA will manage and fund the required upgrades to the Facilities to make them ready to handle the Company's concentrate shipments. The Company is obligated to repay to AIDEA the cost of the Facility upgrade in equal quarterly amounts over a seven year period commencing on the completion of the upgrades. At September 30, 2007 AIDEA had incurred $10,769,960 in upgrade costs, which are included in other long-term assets and in accrued liabilities. Until completion, AIDEA has the right to demand payment of all costs incurred to date if the in-service date never eventuates; therefore, the obligation has been classified as a current liability and upon completion of the upgrades, the obligation will be reclassified to long term liabilities. Costs associated with the right to use the Facilities are recorded at cost. Amortization is not recorded until the completion of the upgrades.

16. Subsequent Event

Commercial Production Declared at Minto Mine

In October 2007, the Company reported that it had completed the commissioning process for the Minto mine and declared commercial production as at October 1, 2007.

Western Keltic Offer

On November 26, 2007 the Company entered into an agreement with Western Keltic Mines Inc. ("Western Keltic") under which the Company offered to acquire all the shares of Western Keltic through the issuance of 0.08 of a share of the Company for each share of Western Keltic. Based on the November 23, 2007 closing price for the Sherwood shares, this equates to an approximate price of $0.47 per Western Keltic share. With 79,830,855 Western Keltic shares outstanding, this offer equates to approximately $37,520,502 for all of the issued and outstanding shares of Western Keltic. Western Keltic's board, along with its largest registered shareholder (representing an aggregate of 26.8 million shares of Western Keltic that are issued or issue able upon the exercise of options and warrants) have entered into or have agreed to enter into lock-up and support agreements in respect of the transaction. Western Keltic's board has unanimously approved the terms of the agreement and recommends the shareholders of Western Keltic tender into Sherwood's offer when mailed. The acquisition of Western Keltic and its Kutcho Creek copper-zinc deposit would more than double the Company's copper resources, and offers the potential to continue Sherwood's transformation to a significant base metal producer through the potential development of Kutcho Creek. The Company's aim is to reassess the development plans for Kutcho Creek over the coming months to determine the most attractive development with the objective of developing a robust, low cost mining operation.

EXHIBIT 2.5

Sherwood Copper Corporation
("Sherwood" or the "Company")

Management's Discussion and Analysis
For the Three and Nine Month Periods Ended
September 30, 2007

The following management discussion and analysis (the "MD&A") of the Company has been prepared as of November 29, 2007 and is intended to supplement and complement the Company's unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2007 and August 31, 2006. This MD&A should also be read in conjunction with the audited annual consolidated financial statements and annual MD&A for the period ended December 31, 2006. All financial information has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and all amounts disclosed are Canadian dollars unless otherwise stated.

Nature of Business

Sherwood is a Canadian mining company engaged in the exploration for and production of strategic metals in Canada. Through its wholly owned subsidiary, Minto Explorations Ltd. ("MintoEx"), it recently commenced production from the high-grade copper-gold Minto mine located in the Yukon Territory of Canada.

Highlights for the Three Months Ended September 30, 2007

- Produced 5,669 dry metric tonnes of copper concentrate, containing an estimated 1,996 tonnes of copper plus precious metal by-products. As the Company was in the pre-production phase, the costs related to this concentrate were charged to capitalized pre-production in plant, property and equipment. The revenues related to this concentrate will be netted against the capitalized pre-production costs when it is deemed sold.
- Mined 704,305 tonnes of ore, processing 137,636 tonnes, stockpiling the balance for future processing.
- Achieved commercial production by exceeding 90 percent of design average daily mill throughput, copper recoveries, and concentrate grades by the end of September.
- Reported that Phase 1 construction of the Minto mine was completed ahead of schedule and for a total cost of $100.2 million, just 2% over the feasibility budget of $98.1 million.
- Trucked first concentrates to Skagway port storage facility in July.
- Completed 23% percent of the Phase 2 mill expansion work at September 30, 2007 with completion and commissioning expected in December 2007, six to nine months ahead of the feasibility study forecast.
- Consultants SRK completed a geotechnical evaluation of the main pit, recommending increased pit slope angles, which should result in reduced waste stripping and lower operating costs.
- Drilling identified two extensive copper-gold systems at Ridgetop and Area 118 in the second phase of the exploration program at the Minto Mine. In addition, a new area of high grade copper-gold mineralization was discovered at the Airstrip-Copper Keel prospect.
- Expanded scope of Area 2 pre-feasibility study to encompass post-feasibility optimization, which study is targeted for completion in early December 2007.
- Yukon Electric Company ("YEC") on schedule to deliver grid power to the Minto mine by the end of 2008, but the estimated cost of the spur line to the mine site has increased to $8.6 million from $3.8 million due to a design upgrade to accommodate up to 4,200 tonnes per day of mill through put and cost escalations.

- The AIDEA Skagway Port Facility was available for use in the period, with full completion of the refurbishment expected by mid-December 2007. The total cost is now estimated to be US$11.3 million ($11.2 million) of which US$10.7 million (C$10.6 million) was incurred as at September 2007. The increase over the original estimate of US$7.2 million (C$8.6 million) was due to scope changes and cost escalation.

Highlights Subsequent to September 30, 2007

- Shipped first concentrates (6,615 Wet Metric Tonnes) from Skagway on October 25, 2007. As production continues, additional concentrates will continue to be stockpiled at Skagway (and at the mine site during freeze-up and break-up of the Yukon River) and shipped on a regular basis from Skagway to smelters overseas.
- Announced the completion of the 2007 exploration drill program at Minto, with 102 holes drilled. Results for 56 holes have now been released and the results for 46 additional holes are pending due to backlogs in the assay lab. Highlights from the latest batch of results received include confirmation of a higher grade core within the recently discovered Area 118 deposit, as well as high grade intercepts where the Area 118 and Area 2 deposits meet.
- Held the official opening ceremony for the Minto mine on October 11, 2007. The Minto mine is Canada's newest base metal mine and is leading the way in revitalizing the Yukon's mining sector, long a cornerstone of the Yukon economy, but a region lacking any operating hard rock mines for several years. Less than two years from its acquisition by Sherwood Copper, the Minto mine produced its first copper-gold concentrates.
- Entered into an agreement with Western Keltic Mines Inc. ("Western Keltic") under which the Company offered to acquire all the shares of Western Keltic through the issuance of 0.08 of a share of the Company for each share of Western Keltic. Based on the November 23, 2007 closing price for the Sherwood shares, this equates to an approximate price of $0.47 per Western Keltic share. With 79,830,855 Western Keltic shares outstanding, this offer equates to approximately $37.5 million for all of the issued and outstanding shares of Western Keltic. Western Keltic's board, along with its largest registered shareholder (representing an aggregate of 26.8 million shares of Western Keltic that are issued or issue able upon the exercise of options and warrants) have entered into or have agreed to enter into lock-up and support agreements in respect of the transaction. Western Keltic's board has unanimously approved the terms of the agreement and recommends the shareholders of Western Keltic tender into Sherwood's offer when mailed. The acquisition of Western Keltic and its Kutcho Creek copper-zinc deposit would more than double the Company's copper resources, and offers the potential to continue Sherwood's transformation to a significant base metal producer through the potential development of Kutcho Creek. The Company's aim is to reassess the development plans for Kutcho Creek over the coming months to determine the most attractive development with the objective of developing a robust, low cost mining operation.

Results of Operations

In order to simplify financial reporting and to make analytical comparisons easier in the public arena, the Company changed to a December 31 year-end in 2006 from a November 30 year-end in 2005. As a result, the figures for the three months of July to September 2007 (the "Current Quarter") and nine months of January to September 2007 (the "Current Period") are compared with the three months of June to August 2006 (the "Comparative Quarter") and nine months of December 2005 to August 2006 (the "Comparative Period").

During the period ended September 30, 2007 the Company capitalized or classified as inventory all costs related to the Minto Project. The Current Quarter was one of plant startup and commissioning with commercial production being achieved effective October 1, 2007. During the period, 5,669 dry metric tonnes of copper concentrate were produced. No concentrates were sold or shipped to customers. Revenue and cost of sales will be reported on the Consolidated Statements of Loss for concentrates produced from October 1, 2007 when they meet the Company's revenue recognition policy criteria.

Consolidated interim statement of loss ($ million's)	**Three months ended** September 30, 2007	August 31, 2006	**Nine months ended** September 30, 2007	August 31, 2006
General and administrative expenses	$ (1.5)	$ (0.9)	$ (5.2)	$ (2.4)
Interest on long term debt	(0.6)	-	(1.2)	-
Accretion of convertible debenture	(0.4)	-	(0.9)	-
Financing fees	-	-	(1.7)	-
Foreign exchange gain	3.6	-	8.7	-
Unrealized loss on derivative instruments	(38.1)	-	(61.0)	-
Interest income	0.1	0.1	0.9	0.2
Future income tax recovery	-	-	0.7	0.9
Net loss for period	$ (36.9)	$ (0.8)	$ (59.7)	$ (1.3)

For the three months ended September 30, 2007, the Current Quarter, the Company had a net loss of $36.9 million compared with a $0.8 million net loss in the Comparative Quarter. The main reason for the loss was a $38.1 million unrealized loss on derivative instruments related to the Company's metal hedging program as metal prices were substantially higher at September 30, 2007 as compared with the start of the period. There was no hedging in place at the end of the Comparative Quarter. The Company accounts for its derivative instruments as 'held for trading investments' and records changes in the fair value of these instruments in its statement of loss and deficit each period.

General and administrative expenses increased to $1.5 million in the Current Quarter from $0.9 million in the Comparative Quarter. The largest increase was in stock-based compensation, increasing to $0.9 million from $0.5 million due to the amortization of a larger stock option base and a higher share price on the more current stock option grants. As well, salaries, benefits, travel and professional fees increased as the Company transitioned from an early stage development company to a full operating company.

Interest expense of $0.6 million was incurred in the Current Quarter related to the Debentures issued in February 2007 (Comparative Quarter - $Nil). Interest expense on the bank debt was capitalized to the end of September 30, 2007, but will be expensed as of October 1, 2007 with the commencement of commercial production. As well the Company recorded amortization expense on the Debentures of $0.4 million in the Current Quarter (Comparative Quarter - $Nil).

The Company recorded a foreign exchange gain of $3.6 million related to the project loan facility which was drawn in US dollars due to the stronger Canadian dollar in the Current Quarter (Comparative Quarter - $Nil).

For the Current Period, January 1 to September 30, 2007, the Company reported a net loss of $59.7 million compared with a net loss of $1.3 million in the Comparative Period. The main reasons for the increase in the net loss in the Current Period are per the explanations above for the Current Quarter. In particular, a $61.0 million unrealized loss on derivative instruments was recorded.

Future income tax recoveries of $0.7 million and $1.0 million were recorded in the Current Period and Comparative Period, respectively, related to the Company's issuance of flow through shares and subsequent renunciation of the related exploration expenditures.

The Minto Project

The Minto Project is a high-grade copper-gold mine located in the Yukon Territory of Canada. In the mid-1990's, a feasibility study was completed by the prior owners, permits obtained and construction of an open pit mine commenced. Construction was suspended after expenditures of approximately $10 million due to depressed copper prices. During that period, the mill foundations were poured, the ball and SAG mills purchased and moved to site, the mine accommodations constructed and the site was connected to a permitted Yukon River crossing by a 29 kilometre production standard access road.

Acquisition

On June 6, 2005 the Company acquired a 100 percent working interest in the Minto copper-gold project (the "**Minto Project**") in the Yukon Territory, subject to a 0.5 percent NSR in favour of the Selkirk First Nation.

Development

Based on strong copper prices and anticipated robust returns from the Minto feasibility study, the Company elected to commence pre-stripping of waste material overlying the Minto deposit in April 2006 and mobilized construction equipment to site and began construction of the civil infrastructure, process plant and related infrastructure in June 2006. An independent feasibility study was issued for the development of the Minto Mine in July and updated in August 2006, which study indicated robust project economics at US$2.00 per pound copper, well below current prices. JDS Energy & Mining were hired as construction managers, Hatch Ltd. for engineering and procurement assistance, Clark Builders as General Contractor and Pelly Construction as mining contractor. Waste pre-stripping was completed at the end of March 2007, the first copper-gold concentrates were produced on May 28, 2007 and process plant development was essentially completed in June 2007 with commissioning and startup continuing until September 30, 2007. Commercial production was achieved as of October 1, 2007.

At September 30, 2007 the Company had recorded a total of $150.2 million on the development and construction of the Minto Project since the start of the project in April 2006, including Phase 1, Phase 2, capitalized pre-production costs, capitalized interest, capitalized future income tax liabilities and capitalized stock based compensation, as detailed below:

Minto Project Development & Construction Expenditures	($ millions)
Pre-Phase 1 development costs	1.5
Phase 1 development costs	100.2
Phase 2 development costs	9.7
Capitalized preproduction costs	21.9
Other fixed asset additions	1.6
Capitalized interest, financing and amortization costs	3.6
Capitalized future income tax liabilities (non cash)	1.1
Capitalized stock based compensation (non cash)	10.6
Total development & construction costs	**150.2**

The Minto Mine Phase 1 development costs that were within the scope of the feasibility study were completed in June of 2007, ahead of schedule but exceeded the feasibility study budget of $98.0 million by 2 percent as a result of a number of factors including increased cost for the water retention dam as a result of geotechnical issues during construction, higher costs for the flotation circuit and mill building and cost escalation since the feasibility study was completed such as higher freight and labour costs. These cost increases were offset by reductions in such items as waste stripping, changes to the tailings filtration design, and lower civil construction costs. Capitalized pre-production comprises expenditures on waste stripping incurred between April and June 2007, when the Company elected to continue waste stripping and ore production beyond the quantities proposed in the feasibility study in order to get ahead in its mining plans, and production costs during the period June to September 2007 while the mine was going through the commissioning and startup phase. Revenues received on the production from the preproduction period will be credited against capitalized preproduction costs when it meets the Company's revenue recognition policy expected in the fourth quarter of 2007.

Exploration
During the first quarter of 2007, the Company commenced a 16,000 meter $4.0 million exploration program at the Minto Mine. The program was comprised of two phases:

1. Phase 1 targeted the large "Gap" target situated between the Minto open pit and Area 2, where there is potential to link the two mineralized areas by extending the multiple stacked mineralized zones at Area 2 north, towards the open pit, and potentially under it as well. Drilling for Phase 1 was completed at the end of April 2007, with the results detailed in a May 24, 2007 press release.
2. Phase 2 commenced in June 2007 and focuses on expanding the high-grade Area 2 mineralization, as well as evaluating several high priority targets located south and west of the Minto-Area 2 deposits. The first results were reported in a press release dated July 17, 2007.

By the end of October, 2007, 102 holes had been completed for a total 23,618m of drilling, significantly in excess of the planned meterage as a result of encouraging results received, including the delineation of several new copper-gold systems such as Ridgetop, Area 118 and Airstrip-Copper Keel.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Sherwood and is derived from unaudited quarterly financial statements prepared by management. Sherwood's interim financial statements are prepared in accordance with Canadian GAAP.

Period	Revenues ($millions)	Net Income (Loss) for the period ($millions)	Basic Earnings (Loss) per share[1] ($'s)
3rd Quarter 2007	Nil	(36.9)	(0.83)
2nd Quarter 2007	Nil	(21.3)	(0.49)
1st Quarter 2007	Nil	(1.6)	(0.04)
4th Quarter 2006 [2]	Nil	(20.3)	(0.63)
3rd Quarter 2006	Nil	(0.8)	(0.03)
2nd Quarter 2006	Nil	(0.9)	(0.03)
1st Quarter 2006	Nil	0.5	0.02
4th Quarter 2005	Nil	(0.6)	(0.02)

[1] The 2005 comparative figures have been recalculated based on the post-consolidated number of shares.
[2] Due to the change to the calendar year end in 2006 the fourth quarter of 2006 covers a four month period.

The significant net losses in the second and third quarters of 2007 and the fourth quarter of 2006 resulted from the unrealized mark to market losses on the forward metal sales contracts outstanding at the end of those quarters. The metal hedging was a requirement of the project loan facility.

Liquidity and Financial Position Review

Working Capital
Working capital at September 30, 2007 was negative $50.8 million compared with positive $3.1 million at December 31, 2006. This is primarily a result of the classification of $16.9 million of the Project Loan Facility ("PLF"), $19.2 million of the derivative instruments liabilities and the obligation of $10.7 million

to AIDEA as current liabilities. The derivative instrument liabilities will be matched and funded with actual spot price metal sales, and on completion of the refurbishment and hand over of the Skagway ore terminal, expected in December 2007 most of the AIDEA obligation will be reclassified to long term as the obligation will be repaid over seven years.

Current Assets
Current assets increased to $21.3 million in the Current Period from $17.9 million at December 31, 2006 due to the setup of mined ore stockpiles and repair parts and supplies of $11.8 million, and an increase in receivable of $1.8 million mainly related to GST paid, partially offset by a decrease of $9.7 million in cash, cash equivalents and short-term investments.

Current Liabilities
Current liabilities increased by $57.2 million to $72.0 in the Current Period from $14.8 million at December 31, 2006 due to increases in accounts payable and accrued liabilities of $25.1 million related to the Phase 2 mill expansion of the Minto Project, the refurbishment of the Skagway port facility and the advance payment received on concentrate inventory at the Port of Skagway, a $24.5 million increase in the current portion of the PLF based on the PLF repayment schedule in place at September 30, 2007 (see *Bank Debt* below) and the classification of $19.2 million of the derivative instrument liability as current.

Deferred Financing Fees
Deferred financing costs were $Nil at September 30, 2007 compared with $3.2 million at December 31, 2006. These fees were related to the establishment of the PLF in October 2006, that under GAAP in place at December 31, 2006 were to be deferred to be amortized over the life of the PLF but under the new CICA Financial Instrument Standard effective January 1, 2007, the Company elected to expense such costs. Pursuant to the Company's capitalization policy, they were deferred as part of the cost of the Minto Mine Development.

Property, Plant and Equipment
Property, plant and equipment expenditures in the Current Period, substantially relating to the development of the Minto Project were $85.6 million. Included in the $85.6 million was $69.4 million of cash expenditures, $8.7 million of accrued expenditures, $7.5 million for non-cash stock based compensation, non-cash future income tax liabilities, capitalized financing fees and capitalized depreciation.

Resource Property Costs
Resource property costs in the Current Period were $6.5 million. These amounts represent funds for the exploration activities related to the Minto Project, including $4.0 million in actual cash expenditures, $2.5 million for accrued expenditures, non-cash future income tax liabilities, non-cash stock based compensation and asset retirement costs.

Other Assets
Other assets at September 30, 2007 of $11.5 million are the cost of the refurbishment of the concentrate loading facilities at the Port of Skagway per the User Agreement for Ore Storage and Loading Facilities of $10.7 million and the capitalization of the related future income tax liability of $0.8 million. These costs have been capitalized and will be amortized over the seven year life of the agreement upon completion of the refurbishment which is expected in December, 2007.

Bank Debt
In October 2006, MintoEx received credit approval from Macquarie Bank Limited ("Macquarie") for a debt package totaling $85 million, which is comprised of a $65 million Project Loan Facility ("PLF") (which was converted at the time of the draw down to US$57.8 million equivalent) and a $20 million subordinated debt facility ("SDF"). The PLF carries an interest rate of LIBOR plus 2.25 percent and was

originally repayable over two years with the first payment due November 30, 2007 and the last payment due November 30, 2009 but has since been revised so that the first payment is due on April 1, 2008 and the final payment due on May 31, 2007. During the current period of the PLF, LIBOR ranged from 5.2 to 5.5 percent. The PLF was drawn in US dollars to mitigate the Minto Project's potential exposure to currency fluctuations, given that project revenue are being generated in US dollars. The total amount drawn against PLF at September 30, 2007 was $57.5 million (US$57.8 million), of which $16.8 million is classified as current and $40.7 million as long-term. When originally agreed, the SDF was to be drawn after the PLF was fully utilized and carried an interest rate of LIBOR plus 3.0 percent and was repayable over one year commencing November 30, 2009. The SLF has since been revised to carry an interest rate of LIBOR plus 2.65 percent with the first payment due October 1, 2010 and the final payment due May 31, 2011. No funds had been drawn against the SDF at September 30, 2007.

Convertible Debenture

In the first quarter of 2007 the Company issued convertible senior unsecured debentures to a syndicate of underwriters, led by BMO Capital Markets for gross proceeds of $43.6 million. The Debentures, due March 31, 2012, bear interest at a rate of 5.0 percent per annum payable semi-annually and will be convertible at the option of the holder into common shares of the Company at a conversion rate of 158.7302 common shares per $1000 principal amount of Debentures, which is equal to a conversion price of C$6.30 per common share. Accounting standards in Canada for compound financial instruments require the Company to allocate the proceeds received from the Debentures between; (i) the estimated fair value of the holder's option to convert the Debentures into common shares; and (ii) the estimated fair value of the future cash outflows related to the Debentures. At issuance, the Company estimated the fair value of the conversion option by deducting the present value of the future cash outflows of the Debentures, calculated using a risk-adjusted discount rate of 11.5 percent, from the face value of the principal of the Debentures. The residual carrying value of the Debentures is accreted to the face value of the Debentures over the life of the Debentures by a charge to earnings. The financial liability component of the Debentures is as follows

	($ millions)
Principal amount of convertible debenture	43.6
Deduct: Equity component (deemed discount on issue)	(10.1)
Financial liability component at issuance (present value of future cash outflows)	33.5
Add: Accretion of the deemed discount on issue	0.9
Long term balance of financial liability component	34.4

Derivative Instruments

At September 30, 2007, the Company had a total derivative instrument liability on its metal hedging program of $79.4 million ($19.2 million current and $60.2 million long-term) compared with $18.4 million at December 31, 2006. This increase was a direct result of higher current and forward metal prices at September 30, 2007 compared with December 31, 2006 and additional positions entered into in the Current Period (See Forward Metal Sales Contracts below). As these derivative instruments mature over a period of four years the actual realized gain or loss on the final settlement could be significantly different from the current amount. The settlement of derivative instrument liabilities will be matched with and funded by revenues realized at actual spot price metal prices.

Future Income Tax Liability

The Company's total future income tax liability at September 30, 2007 was $6.2 million, an increase of $2.8 million over the $3.4 million at December 31, 2006. These amounts represent permanent differences for tax purposes on a portion of the Minto Project development costs. The offsetting entry was an increase in carrying values of the property, plant and equipment and resource property costs.

Capital Leases
Total capital lease obligations at September 30, 2007 decreased to $2.1 million from $2.5 million at December 31, 2006 as payments against capital leases were made in the Current Period.

Asset Retirement Obligation and Reclamation Funding
Asset retirement obligations of $3.0 million represent the present value of the future reclamation and closure costs of the Minto mine. This amount was based on a third party prepared closure plan that was submitted to the regulatory authorities in the fourth quarter of 2006 and approved in May 2007. Based on the approved plan the obligation was increased from the $1.9 million at December 31, 2006. At September 30, 2007 the undiscounted value of the obligation of $3.7 million was fully funded by a letter of credit in favour of the Yukon Government.

Shareholders' Equity
Shareholders' equity at September 30, 2007 was a negative $2.1 million compared with a positive $35.6 million at December 31, 2006. The $37.7 million decrease was the net result of an increase in share capital of $8.7 million from the issue of flow through shares and the exercise of warrants and employee share options, a $3.2 million increase in contributed surplus related to stock based compensation, the setup of $10.1 million for the equity component of the convertible debentures issued and the net loss of $59.7 million primarily related to the unrealized loss on derivative instruments of $61.0 million.

Financial Capability

The Company's long term success and ability to service its ongoing debt obligations, completing the Phase 2 mill expansion and covering anticipated corporate and exploration costs is dependant on the Minto Project generating positive cash flow. At September 30, 2007 the Company had fully drawn the US$57.8 million PLF loan facility but still had available the SDF of $20.0 million. As well the Company has available an advance facility within its concentrate off-take agreement which provides up to US$20.0 million against undelivered concentrates of which US$6.1 million was drawn at September 30, 2007. At this time, based on the concentrate produced to September 30, 2007 and the forecasted production for the balance of 2007 and 2008 (which includes the Phase 2 mill expansion to 2,400 tonnes per day from 1,563 tonnes) and its undrawn credit facilities, the Company believes it has the financial capability to complete the Phase 2 mill expansion, service its debt obligations, fund exploration, operational and corporate activities for the balance of 2007 and 2008. If the Phase 2 mill expansion ramp up to 2,400 tonnes per day is slower than planned the Company may look to adjust the PLF repayments to match the actual production profile.

Forward Metal Sales Contracts

As a condition of the PLF, in October 2006 MintoEx entered into forward sales contracts for approximately 65% of the first four years of copper, gold and silver production from the Minto Project as identified in the feasibility study. The quantity and timing of the positions in place match the forecasted production profile. The Company has the option to roll the positions to match actual metal sales as long as the total positions in a given year do not exceed 75% of forecasted production in a given year. The Company does not apply hedge accounting and therefore must mark to market these contracts at the end of each period.

During the second quarter of 2007, MintoEx entered into additional forward sales contracts covering approximately an additional 10 percent of the first four years of the production profile in the feasibility study, in addition to extending the period of forward sales commitments by approximately six months. This brings the total hedging to approximately 75 percent of the first four years and approximately 50 percent of the next six months of copper, gold and silver production from the Minto Project. The tables below summarize the forward metal sales position outstanding at September 30, 2007:

Copper Forward Sales

Year	Pounds (000's)	Weighted average US$ price pound
2007	5,002	3.08
2008	30,514	2.88
2009	32,825	2.49
2010	27,798	2.19
2011	14,991	2.12
Total	111,131	2.50

Gold Forward Sales

Year	Ounces	Weighted average US$ price per ounce
2007	3,864	649.37
2008	11,207	653.61
2009	14,424	653.44
2010	14,025	653.46
2011	12,080	720.10
Total	55,600	667.68

Silver Forward Sales

Year	Ounces	Weighted average US$ price per ounce
2007	59,436	11.80
2008	146,840	11.89
2009	156,579	11.90
2010	131,962	11.90
2011	130,066	13.68
Total	624,883	12.26

The mark to market liability of the above derivative instruments at September 30, 2007 was $79.4 million compared with $18.4 million at December 31, 2006.

Risks and Uncertainties

For full details on the risks and uncertainties please refer to the Company's audited consolidated financial statements and notes and annual information form for the period ended December 31, 2006.

Transactions with Related Parties

Related party transactions not disclosed elsewhere in these financial statements are as follows:

As at September 30, 2007, $74,000 (December 31, 2006 - $59,000) due to related parties was unsecured, non-interest bearing and has no specific repayment terms.

During the three and nine months ended September 30, 2007 the Company incurred management fees of

$9,000 (Comparative Quarter - $10,000) and $44,000 (Comparative Period - $31,000), respectively, with International Northair Mines Ltd. ("Northair"), a company with directors and officers in common, under the terms of a September 1, 2001 management and cost sharing agreement. The agreement is automatically renewed from year to year. Either party can terminate the agreement by giving three months written notice prior to the anniversary date. Also, during the three and nine month periods ended September 30, 2007, the Company paid Northair $17,000 (Comparative Quarter - $14,000) and $57,000 (Comparative Period - $50,000), respectively, for the services of a director. This amount was included in salaries and benefits. Amounts due to related parties are unsecured, non-interest bearing and have no specific repayment terms.

During the three and nine months ended September 30, 2007 the Company incurred costs of $Nil (Comparative Quarter - $10,000) and $16,000 (Comparative Period - $22,000), respectively, for legal services performed by a legal firm with a partner who is a director of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

Changes in Accounting Policies

Effective January 1, 2007, the Company prospectively adopted the Canadian Institute of Chartered Accountants ("CICA") recommendations pertaining to financial instruments (Section 3855), which establish standards for the recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. These recommendations require that fair value be used to measure financial assets that are held for trading or available for sale, financial liabilities that are held for trading and all derivative financial instruments. Other financial assets, such as loans and receivables and investments that are held to maturity and other financial liabilities are measured at their carrying value. Also under Section 3855, the Company elected to expense deferred financing fees as incurred.

Effective January 1, 2007, the Company prospectively adopted the CICA recommendations pertaining to hedges (Section 3865), which establish standards for the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses from effective hedging relationships are recorded in earnings in the same period. This change in accounting policy had no effect on the consolidated financial statements for the three months ended March 31, 2007 as the Company does not apply hedge accounting and records changes in fair value of its derivative instruments as an adjustment to net earnings for the period.

Effective January 1, 2007, the Company prospectively adopted the CICA recommendations regarding the reporting and disclosure of comprehensive income (Section 1530). Comprehensive income consists of changes in the equity of the Company from sources other than the Company's share owners, and includes earnings of the Company, the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains and losses on changes in fair values of available for sale assets and effective cash flow hedging instruments. Other comprehensive income comprises revenues, expenses and gains and losses that are recognized in comprehensive income but are excluded from earnings for the period. Comprehensive income is disclosed in a separate statement in the consolidated financial statements.

Effective January 1, 2007, the Company prospectively adopted the CICA recommendations regarding the presentation of equity and changes in equity. These recommendations require separate presentation of the components of equity, including retained earnings, accumulated other comprehensive income, contributed surplus, share capital and reserves, and the changes therein.

Effective June 30, 2007, the Company established inventories for consumable parts and supplies, ore stockpile, and ore concentrate, which are valued at the lower of cost and net realizable value. Costs allocated to consumable parts and supplies are assigned using average costs. Costs assigned to ore stockpile inventories include direct mining costs. Costs allocated to concentrate are assigned using average cost, which includes direct labour and material costs, mine site overhead, depreciation and depletion.

Accounting policies effective October 1, 2007

Revenue Recognition
Sales are recognized and revenue is recorded at market prices following the transfer of title and risk of ownership provided that collection is reasonably assured, and the price is reasonably determinable. The Company's metal concentrates are sold under a pricing arrangement where final prices are determined by quoted market prices in a period subsequent to the date of sale. Until prices are final, revenues are recorded at the time of sale based on forward market prices for the expected period of final settlement. Subsequent variations in the final determination of the metal concentrate weight, assay, and price are recognized as revenue adjustments as they occur until finalized.

Deferred Stripping
Stripping costs will be accounted for as variable production costs and included in the costs of the inventory produced during the period that the stripping costs are incurred. However, stripping costs will be capitalized and recorded on the balance sheet as deferred stripping if the stripping activity can be shown to represent betterment to the mineral property. Betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have otherwise been accessible in the absence of this activity. The deferred stripping will be amortized on a unit of production basis over the reserves that directly benefited from the deferred stripping when they are actually mined.

Recent accounting pronouncements

Financial Instrument Disclosures
In March 2007, the CICA issued section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation, which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements. Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These sections are effective January 1, 2008. The Company is currently evaluating the impact on its financial statement disclosure and presentation.

Capital Disclosures
In December 2006, the CICA issued Section 1535 Capital Disclosures. This section establishes standards for disclosing information about an entity's objectives, policies, and processes for managing capital. This section is effective January 1, 2008, and the Company is currently evaluating the impact on the Company's disclosure and presentation.

Inventories
In June 2007, the CICA issued section 3031 *Inventories* which provides more guidance on the measurement and disclosure requirements for inventories. Specifically the new pronouncement requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net

realizable value. The new pronouncement is effective January 1, 2008, and the Company is currently evaluating the impact on its accounting and disclosure for inventories.

Internal Controls over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

During the first quarter of 2007 the Company increased the accounting and administrative group by adding the controller's position. The addition of the controller permits a further segregation of duties of the financial activities in the Company. There were no other changes in the design of the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

As the Company moves into the operational stage in the fourth quarter, additional operational internal policies and controls will be introduced to provide continued reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Sherwood's general and administrative expenses and resource property costs is provided in the Company's Consolidated Statement of Loss and Deficit and the Consolidated Schedule of Resource Property Costs contained in its Consolidated Financial Statements for December 31, 2006 and November 30, 2005 and 2004 that are available on Sherwood's website at www.northair.com/Sherwood/ or on its SEDAR Page Site accessed through www.sedar.com

Outstanding Share Data and Dilution Calculation

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, all without nominal or par value.

The table below summarizes the Company's common shares and securities convertible into common shares as at November 29, 2007:

Issued and outstanding	44,708,199
Share options outstanding @ a weighted average exercise price of $3.32	3,968,267
Warrants granted @ $3.70 with expiry of October 25, 2008	927,027
Warrants granted @ $2.00 with expiry of February 8, 2008	364,925
Convertible debentures @ 158.7302 shares per $1,000 principle amount, total debenture amount of $43. 6 million, expiry March 31, 2012	6,920,637
Fully Diluted	56,884,055

Approval

The Board of Directors of Sherwood has approved the disclosure contained in this Interim MD&A. A copy of this Interim MD&A will be provided to anyone who requests it.

Additional Information

Additional information is available for viewing at the Company's website www.sherwoodcopper.com or on the sedar website www.sedar.com.

Forward-Looking Information

This MD&A may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals and exploration results, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production, project development, ore reserve estimates, future anticipated reserves and cost engineering estimate risks, geological factors and exploration results. See the Company's filings for a more detailed discussion of factors that may impact expected results.

EXHIBIT 2.6

SHERWOOD COPPER CORPORATION

860 – 625 Howe Street
Vancouver, British Columbia, V6C 2T6

ADDENDUM TO INFORMATION CIRCULAR

THIS ADDENDUM should be read and considered with the Management Information Circular (the "Circular") dated as of April 21, 2007, of Sherwood Copper Corporation (the "Company") filed on SEDAR on April 30, 2007, which it amends and supplements.

The Circular is amended and supplemented in the following manner:

Change of Date of Annual and Special Meeting

The date of the Annual and Special Meeting (the "Meeting") has been postponed from Friday, May 25, 2007 to Wednesday, June 6, 2007 at 10:00 am. The venue for the Meeting has not changed.

Change of Auditor

Since the date of the Circular, the directors of the Company have proposed that PricewaterhouseCoopers LLP not be reappointed as auditor for the Company at the Meeting. The Board resolved on May 15, 2007 to appoint Deloitte & Touche LLP, of 2800 - 1055 Dunsmuir Street, Vancouver, BC, V7X 1P4, as the auditor of the Company effective as of June 6, 2007. Management intends to nominate Deloitte & Touche LLP for appointment as auditor of the Company at the Meeting at a remuneration to be fixed by the directors, in place of PricewaterhouseCoopers LLP. This change allows the Company to separate its tax and audit services.

There have been no reportable disagreements between the Company and PricewaterhouseCoopers LLP and no qualified opinions or denials of opinions by PricewaterhouseCoopers LLP for the purposes of National Instrument 51-102. A copy of the Company's reporting package with respect to the resignation of PricewaterhouseCoopers LLP and the appointment of Deloitte & Touche LLP as auditor of the Company, including the Notice of Change of Auditor, a letter from PricewaterhouseCoopers LLP and a letter from Deloitte & Touche LLP is attached as Schedule "A" to this Addendum.

How to Vote on the Resolutions

You are requested to complete and return, in addition to the Form of Proxy enclosed with the Circular (the "**Meeting Proxy**"), the enclosed Form of Proxy relating to the appointment of Deloitte & Touche LLP (the "**Auditor Appointment Proxy**") for use at the Meeting in accordance with the instructions printed thereon so as to arrive at the address printed on the enclosed envelope and in any event not later than 10:00 a.m. on Monday, June 4, 2007. **You do not need to provide voting instructions in respect of the appointment of PricewaterhouseCoopers LLP as auditors on the Meeting Proxy and any instructions provided in respect thereof will be disregarded.**

If as a shareholder you have already completed and returned the Meeting Proxy, your voting instructions regarding the appointment of PricewaterhouseCoopers LLP will be voided while your voting instructions in respect of all other matters on the Meeting Proxy will remain unchanged. Should you wish to provide voting instructions in respect of the appointment of Deloitte & Touche LLP, please complete and return the Auditor Appointment Proxy for use at the Meeting in accordance with the instructions printed thereon no later than the date and time set forth above.

The completion and return of an Auditor Appointment Proxy will supersede and replace any votes cast for the re-appointment of PricewaterhouseCoopers LLP on the Meeting Proxy and will not prevent you from attending the Meeting and voting in person should you so wish.

All other financial and other information contained in the originally filed Circular remain unchanged. Except as specifically noted, this Addendum does not reflect events occurring after the filing of the Circular, or modify or update the disclosure therein, in any way other than as required to reflect the amendment set forth above.

This Addendum is deemed to be incorporated by reference into the Circular which, in all other respects, is hereby restated.

DATED this 16th day of May, 2007.

BY ORDER OF THE BOARD

"Stephen P. Quin"
Stephen P. Quin, President

SHERWOOD COPPER CORPORATION

860 -625 Howe Street
Vancouver, BC V6C 2T6
Phone: 604-687-7545
Fax: 604-689-5041

TO THE SHAREHOLDERS:

NOTICE OF CHANGE OF AUDITOR

The Company is changing its auditor from PricewaterhouseCoopers LLP, Chartered Accountants of Suite 700, 250 Howe Street, Vancouver, BC, V6C 3S7, to Deloitte & Touche LLP, Chartered Accountants of 2800 - 1055 Dunsmuir Street, Vancouver, BC, V7X 1P4. PricewaterhouseCoopers LLP has not been proposed for reappointment.

Since the appointment of PricewaterhouseCoopers LLP, there have been no reservations in any auditor's reports nor any reportable events as defined in National Instrument 51-102 in connection with the audits conducted by PricewaterhouseCoopers LLP.

This Notice, together with the required response letters from each of PricewaterhouseCoopers LLP and Deloitte & Touche LLP have been reviewed by the Company's Audit Committee.

The termination of PricewaterhouseCoopers LLP and the recommendation to appoint Deloitte & Touche LLP as the successor auditor has been approved by the Company's Audit Committee.

DATED this 15th day of May, 2007.

SHERWOOD COPPER CORPORATION

Per: *"Stephen P. Quin"*
Stephen P. Quin, President & CEO

PRICEWATERHOUSECOOPERS LLP
Suite 700, 250 Howe Street
Vancouver, BC, V6C 3S7

May 15, 2007

British Columbia Securities Commission
9th Floor, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Alberta Securities Commission
300 5th Avenue SW 4th Floor
Calgary AB T2P 3C4

Saskatchewan Financial Services Commission
6th Floor, 1919 Saskatchewan Drive
Regina, Saskatchewan S4P 3V7

The Manitoba Securities Commission
1130 – 405 Broadway Avenue
Winnipeg, Manitoba R3C 3L6

Ontario Securities Commission
Suite 1903, Box 5520 Queen Street West
Toronto, Ontario M5H 3S8

Autorité des marchés financiers
800, Square Victoria, 22e étage
C.P. 246, Tour de la Bourse
Montréal, Québec H4Z 1G3

New Brunswick Securities Commission
133 Prince William Street, Suite 606
Saint John, New Brunswick E2L 2B5

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, Nova Scotia B3J 3J9

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, Prince Edward Island C1A 7N8

Securities Commission of Newfoundland and Labrador
P.O. Box 8700 2nd Floor, West Block
Confederation Building
St. John's, Newfoundland and Labrador A1B 4J6

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
Vancouver, BC, V7X 1P4

Sherwood Copper Corporation
860 – 625 Howe Street
Vancouver, BC V6C 2T6

Dear Sirs:

Re: Sherwood Copper Corporation (the "Company")

As required by National Instrument 51-102, we have reviewed the information contained in the Company's Notice of Change of Auditor dated May 15, 2007 and we agree with the information contained in such notice.

Our understanding is that the notice will read as follows:

> "The Company is changing its auditor from PricewaterhouseCoopers LLP, Chartered Accountants of Suite 700, 250 Howe Street, Vancouver, BC, V6C 3S7, to Deloitte & Touche LLP, Chartered Accountants of 2800 - 1055 Dunsmuir Street, Vancouver, BC, V7X 1P4. PricewaterhouseCoopers LLP has not been proposed for reappointment.

Since the appointment of PricewaterhouseCoopers LLP, there have been no reservations in any auditor's reports nor any reportable events as defined in National Instrument 51-102 in connection with the audits conducted by PricewaterhouseCoopers LLP.

This Notice, together with the required response letters from each of PricewaterhouseCoopers LLP and Deloitte & Touche LLP have been reviewed by the Company's Audit Committee.

The termination of PricewaterhouseCoopers LLP and the recommendation to appoint Deloitte & Touche LLP as the successor auditor has been approved by the Company's Audit Committee."

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Deloitte & Touche LLP will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next annual general meeting of shareholders.

Yours very truly,

PRICEWATERHOUSECOOPERS LLP


Per: ______________________



Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-640-3034
Fax: 604-899-8118
www.deloitte.ca

May 15, 2007

British Columbia Securities Commission
9th Floor, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Alberta Securities Commission
300 5th Avenue SW 4th Floor
Calgary AB T2P 3C4

Saskatchewan Financial Services Commission
6th Floor, 1919 Saskatchewan Drive
Regina, Saskatchewan S4P 3V7

The Manitoba Securities Commission
1130 – 405 Broadway Avenue
Winnipeg, Manitoba R3C 3L6

Ontario Securities Commission
Suite 1903, Box 5520 Queen Street West
Toronto, Ontario M5H 3S8

Autorité des marchés financiers
800, Square Victoria, 22e étage
C.P. 246, Tour de la Bourse
Montréal, Québec H4Z 1G3

New Brunswick Securities Commission
133 Prince William Street, Suite 606
Saint John, New Brunswick E2L 2B5

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, Nova Scotia B3J 3J9

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, Prince Edward Island C1A 7N8

Securities Commission of Newfoundland and Labrador
P.O. Box 8700 2nd Floor, West Block
Confederation Building
St. John's, Newfoundland and Labrador A1B 4J6

PricewaterhouseCoopers LLP
Suite 700, 250 Howe Street
Vancouver, BC, V6C 3S7

Sherwood Copper Corporation
860 – 625 Howe Street
Vancouver, BC V6C 2T6

Dear Sirs:

Re: Sherwood Copper Corporation (the "Company")

As required by National Instrument 51-102, we have reviewed the information contained in the Company's Notice of Change of Auditor dated May 15, 2007 and we do not disagree with the information contained in such notice.

Our understanding is that the notice will read as follows:

> "The Company is changing its auditor from PricewaterhouseCoopers LLP, Chartered Accountants of Suite 700, 250 Howe Street, Vancouver, BC, V6C 3S7, to Deloitte & Touche LLP of 2800 - 1055 Dunsmuir Street, Vancouver, BC, V7X 1P4. PricewaterhouseCoopers LLP has not been proposed for reappointment.
>
> Since the appointment of PricewaterhouseCoopers LLP, there have been no reservations in any auditor's reports nor any reportable events as defined in National Instrument 51-102 in connection with the audits conducted by PricewaterhouseCoopers LLP.
>
> This Notice, together with the required response letters from each of PricewaterhouseCoopers LLP and Deloitte & Touche LLP have been reviewed by the Company's Audit Committee.
>
> The termination of PricewaterhouseCoopers LLP and the recommendation to appoint Deloitte & Touche LLP as the successor auditor has been approved by the Company's Audit Committee."

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from PricewaterhouseCoopers LLP will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next general meeting of shareholders.

Yours very truly,

Deloitte & Touche LLP

Chartered Accountants

SHERWOOD COPPER CORPORATION
860 – 625 Howe Street
Vancouver, BC V6C 2T6
Tel: 604-687-7545 Fax: 604-689-5041

INFORMATION CIRCULAR

(As at April 20, 2007, except as indicated)

Sherwood Copper Corporation (the "**Company**") is providing this Information Circular and a form of proxy in connection with management's solicitation of proxies for use at the annual and special meeting (the "**Meeting**") of the Company to be held on May 25, 2007 and at any adjournments. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the "**Management Proxyholders**").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and that, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "**Nominee**"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "**shares**"), of which 43,648,191 shares are issued and outstanding. The Company is also authorized to issue an unlimited number of non voting preferred shares, issuable in series, none of which are currently issued. Persons who are registered shareholders at the close of business on April 20, 2007 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.

To the knowledge of the directors and executive officers of the Company, the following shareholders beneficially own, directly or indirectly, or control or direct shares carrying 10% or more of the voting rights attached to all shares of the Company:

Name	*Number of Shares*	*% of Issued Shares*
Geologic Resource Partners LLC	7,411,100	17.0%
Goodman & Co	5,303,500	12.2%

EXECUTIVE COMPENSATION

The following table (presented in accordance with National Instrument Form 51-102F6 ("**Statement of Executive Compensation**" ("**Form 51-102F6**")) sets forth all annual and long term compensation for services in all capacities to the Company in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer and the other three most highly compensated executive officers of the Company whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "**Named Executive Officers**" or "**NEOs**"). During the current fiscal period, the Company changed its year-end from November 30 to December 31. Included in this section is the 13-month period ended December 31, 2006 and the 12-month periods ended November 30, 2005 and 2004.

Summary Compensation Table

		Annual Compensation			*Long Term Compensation*			
					Awards		*Payouts*	
NEO Name and Principal Position	*Year*	*Salary ($)*	*Bonus ($)*	*Other Annual Compensation ($)*	*Securities Under Option/ SARs Granted (#)*	*Shares/Units Subject to Resale Restrictions (2) ($)*	*LTIP Payouts ($)*	*All Other Compensation ($)*
Stephen P. Quin CEO, President & Director[1]	2006 2005 2004	179,167 37,500 Nil	25,000 100,000 Nil	Nil 674 Nil	375,000 300,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Zara E. Boldt CFO[2]	2006 2005 2004	46,040 Nil Nil	Nil Nil Nil	Nil Nil Nil	77,500 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Mr. Quin was appointed the President and Chief Executive Officer on September 1, 2005.
(2) Ms. Boldt was appointed Chief Financial Officer on April 15, 2006. Ms. Boldt's salary is paid by International Northair Mines Ltd. ("Northair"). The Company reimbursed Northair $46,050 for Ms. Boldt's services during the 13-month period ended December 31, 2006.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officers during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants
During the Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company's stock option plan or otherwise during the most recently completed financial period to each of the Named Executive Officers.

NEO Name	*Securities Under Option/SARs Granted (#)*	*% of Total Options/SARs Granted to Employees in Financial Year*	*Exercise or Base Price ($/Security)[(1)]*	*Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)*	*Expiration Date*
Stephen P. Quin	100,000 275,000	15%	$2.00 $3.65	$1.85 $3.64	2/22/11 10/30/11
Zara E. Boldt	35,000 42,500	3%	$2.00 $3.65	$1.85 $3.64	2/22/11 10/30/11

(1) These options vest as to 1/3 as of the date of grant and additional 1/3 every four months thereafter.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial period by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

NEO Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized ($)*	*Unexercised Options/ SARs at Financial Year-End (#) Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options/SARs at Financial Year-End ($) Exercisable/ Unexercisable*
Zara E. Boldt	10,000	$25,400	87,500/42,500	$218,750/$10,625
Stephen P. Quin	Nil	N/A	400,000/275,000	$1,060,000/$68,750

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company and its subsidiaries have no employment contracts with any Named Executive Officer except with Stephen Quin, President and Chief Executive Officer, who signed an offer of employment dated September 1, 2005 entitling him to an annual salary of $150,000, extended health care benefits, and a signing bonus of $100,000. This offer of employment has no continuing obligations.

The Company and its subsidiaries have no compensatory plan, contract or arrangement in place including any where a Named Executive Officer could be entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and directors. The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the directors of the Company (excluding the Named Executive Officers):

Name of Director as at Financial Year-End	Securities Under Options Granted (#)	% of Total Options Granted to All Optionees in the Financial Year	Exercise or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Bruce McLeod	100,000 162,500	10%	$2.00 $3.65	$1.85 $3.64	2/22/06 10/30/06	2/22/11 10/30/11
Roy Hudson	25,000 37,500	2%	$2.00 $3.65	$1.85 $3.64	2/22/06 10/30/06	2/22/11 10/30/11
Ray Antony	25,000 37,500	2%	$2.00 $3.65	$1.85 $3.64	2/22/06 10/30/06	2/22/11 10/30/11
James Crombie	25,000 37,500	2%	$2.00 $3.65	$1.85 $3.64	2/22/06 10/30/06	2/22/11 10/30/11
John Gammon	125,000 37,500	6%	$2.00 $3.65	$1.85 $3.64	2/22/06 10/30/06	2/22/11 10/30/11

In addition, the following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the directors, the number of unexercised options held by the directors and the financial year-end value of unexercised options on an aggregated basis (excluding the Named Executive Officers).

Name of Director	Securities Acquired on Exercise (#)	Aggregate Value Realized[(1)] ($)	Unexercised Options/ SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-End (1) ($) Exercisable/ Unexercisable
Bruce McLeod	37,500	$85,875	362,500/162,500	$951,250/$40,625
Roy Hudson	37,500	$90,000	112,500/37,500	$301,250/$9,375
Ray Antony	37,500	$75,000	112,500/37,500	$301,250/$9,375
James Crombie	37,500	$86,250	112,500/37,500	$301,250/$9,375
John Gammon	Nil	Nil	125,000/37,500	$237,500/$9,375

(1) Dollar value is equal to the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise price of the options.

Other than as set forth in the foregoing, no director of the Company, who is not a Named Executive Officer, has received during the most recently completed financial year, compensation pursuant to:

(a) any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b) any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c) any arrangement for the compensation of directors for services as consultants or experts.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	*Number of securities to be issued upon exercise of outstanding options, warrants and rights* (a)	*Weighted-average exercise price of outstanding options, warrants and rights* (b)	*Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))* (c)
Equity compensation plans approved by securityholders	4,222,707	$2.47	663,307
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	4,222,707	$2.47	663,307

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

During the most recently completed financial year, the Company incurred costs of $79,723 for legal expenses by Davis & Company LLP, a law firm in which Roy Hudson, a director of the Company, is a partner. As at December 31, 2006, the Company did not owe any amount to Davis & Company LLP.

MANAGEMENT CONTRACTS

The Company entered into a Management and Cost Sharing Agreement (the "**Agreement**") dated September 1, 2001, with International Northair Mines Ltd. ("**Northair**"), of 860 – 625 Howe Street, Vancouver, BC. Pursuant to the Agreement, Northair provides to the Company the following services: secretarial, accounting, basic investor relations' services and routine Exchange and regulatory body filings. The Agreement is automatically renewed from year to year. Either party can terminate the Agreement by giving three months' written notice prior to the anniversary date.

In exchange for the services of Northair, the Company is obligated to pay a fixed monthly fee of $3,600 plus a variable amount determined by Northair's time allocated to the business of the Company. During the most recently completed fiscal year, the Company paid Northair $42,000 for its services and $73,973 for the services of a director. As at December 31, 2006, the Company owed Northair $58,690 for services rendered and shared costs.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101, discloses its corporate governance practices.

Independence of Members of Board

The Company's current Board consists of six directors, four of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. James Crombie, Ray Antony, Roy Hudson and John Gammon are independent. Stephen Quin is not independent as he is the President and CEO of the Company and Bruce McLeod is not independent as he is the Executive Chairman and the former President and CEO of the Company.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management. The independent directors are however able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent directors who meet with the Company's auditors without management being in attendance. The independent directors exercise their responsibilities for independent oversight of management through meetings held without management present.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the table provided under "Election of Directors" in this Information Circular.

Participation of Directors in Board Meetings

In the period ended December 31, 2006, six board meetings were held. The attendance record of each director for the board meetings held is as follows:

Name of Director	*Number of Board Meetings Attended in the Most Recently Completed Financial Year*
Stephen Quin	six
Bruce McLeod	six
Ray Antony	five
Roy Hudson	six
John Gammon	five
James Crombie	five

Board Mandate

The Board has adopted a Board mandate, which is available for review upon request being made to the Company.

Position Descriptions

The Board has adopted a position description for the Chair of the Board and for the chair of the Corporate Governance and Compensation Committee. The chairs of the other committees take guidance from the mandates adopted by each of these committees.

Orientation and Continuing Education

The Board of Directors of the Company takes the following steps to ensure that all new directors receive orientation regarding the role of the Board, its committees and directors, and the nature and operation of the Company.

The first step is to assess a new director's set of skills and professional background. This allows the orientation to be customized to that director's needs since different information regarding the nature and operations of the Company's business will be necessary and relevant to each new director. Once determined, one or more existing directors, who may be assisted by the Company's management, provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

To ensure the Board of Directors provides continuing information for its directors so they maintain the skill and knowledge necessary for them to meet their obligations as directors of the Company, there are technical presentations made at least once per year at a meeting of the Board. The presentations can range from a review of the Company's financial statements to various aspects of the Company's business. The Board believes the discussion among the directors, management and outside experts at these meetings provide a valuable learning resource for directors without expertise in the subject matter being presented.

Ethical Business Conduct

The Board of Directors of the Company has responsibility for the stewardship of the Company including responsibility for strategic planning, identification of the principal risks of the Company's business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Company's internal control and management information systems. To facilitate meeting this responsibility the Board of Directors seeks to foster a culture of ethical conduct by striving to ensure the Company carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board:

- encourages management to consult with legal and financial advisors to ensure the Company is meeting those requirements.
- is cognizant of the Company's timely disclosure obligations and reviews material disclosure documents such as financial statements and Management's Discussion and Analysis prior to their distribution.
- relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with the Company's external auditor.
- actively monitors the Company's compliance with the Board's directives and ensures that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.
- has established a 'whistleblower' policy which details complaint procedures for financial and other concerns.

In addition, the Board must comply with the conflict of interest provisions of the *Business Corporations Act* (Alberta), as well as the relevant securities regulatory instruments and stock exchange policies, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. Following completion of the proposed continuance as discussed in this Information Circular, the conflict of interest provisions will comply with the Canada Business Corporations Act.

Nomination of Directors

At the Company's present stage of development, the Board of Directors of the Company does not consider it is necessary to establish a Nominating Committee at this time. The Board as a whole has responsibility for identifying potential candidates.

Members of the Board and persons in the mining industry are consulted for possible candidates. Any new appointees or nominees to the Board must have a favourable track record in general business management, special expertise in areas of strategic interest to the Company, the ability to devote the time required and a willingness to serve as a director.

Compensation of Directors and the CEO

The Board of Directors of the Company determines the appropriate compensation of the Company's directors and the CEO. This determination is reached primarily by comparison of the remuneration paid by the Company with the remuneration paid by other reporting issuers that the Board feels are similar to the Company in terms of size and stage of development.

The only remuneration currently paid to the Company's directors is in the form of stock options granted under the Company's stock option plan. The Board determines the terms of each stock option, based on market considerations customary in the industry, within the parameters set out in the Company's stock option plan.

Other Board Committees

In addition to its Audit Committee, the Board of Directors has established a Corporate Governance and Compensation Committee and an Environmental, Health and Safety Committee.

Corporate Governance and Compensation Committee

Responsibilities of the Corporate Governance and Compensation Committee, in respect of corporate governance matters, include:

i. Preparing the Company's response to applicable securities laws or stock exchange rules when required, and explaining as required any differences between the Company's governance system and policies and the recommended governance standards by securities regulators.
ii. Developing and monitoring the Company's general approach to corporate governance issues as they may arise.
iii. Proposing changes as necessary from time to time to respond to particular governance recommendations or guidelines from regulatory authorities and ensuring that all appropriate or necessary governance systems remain in place and are periodically reviewed for effectiveness.
iv. Ensuring that all members of the Board have been informed of and are aware of their duties and responsibilities as a director of the Company.

v. Ensuring that the Company has in effect adequate policies and procedures to allow the Company to meet all of its continuous disclosure requirements.
vi. Ensuring that the Company has in effect adequate policies and procedures to identify and manage the principal risks of the Company's business.
vii. Reviewing annually the practices of the Board relating to the issuance of securities.
viii. Developing and monitoring the Company's policies relating to trading in securities of the Company by insiders as well as corporate disclosure and confidentiality.
ix. Annually reviewing areas of potential personal liability of directors and ensuring reasonable protective measures are in place.
x. Annually reviewing the mandate of the CEO.
xi. Periodically considering the need for special policies of the Company, initiated by the Board of Directors, in unique or emerging policy areas such as corporate ethics, gender equality, sexual harassment, or environmental practices.

Environmental, Health and Safety Committee

Members of the Environmental, Health and Safety Committee are:

Stephen Quin	President, CEO and Director
D. Bruce McLeod	Executive Chairman of the Board and Director
John Gammon	Director

The Company, directly and through its 100% owned subsidiary, Minto Explorations Ltd., is committed to maintaining sound environmental practices in all of its activities. To achieve this, the Environmental, Health and Safety Committee and the Company, employees and contractors, will:

i. Examine the potential impact to the environment of all proposed activities and take steps to minimize or where possible, eliminate the impact;
ii. Ensure that all activities are in compliance with all environmental legislation and regulations;
iii. On a continuous basis, determine the impact of its operations on the environment and through continuous improvement, strive to attain higher levels of environmental performance;
iv. Maintain a high level of environmental protection by applying practices and technologies that minimize impacts and enhance environmental quality;
v. Maintain dialogue with the communities and other stakeholders with the area of influence of its exploration programs;
vi. Progressively rehabilitate disturbed areas, develop closure plans that can be continuously improved and incorporate new technologies where practical;
vii. Train all employees and contractors to understand their environmental responsibility related to its mineral exploration properties; and
viii. Ensure all contract employees sign a copy of the Environmental Policy indicating they have read, understood and agreed to abide by the terms of the Environmental Policy.

The Company uses the E3 e-manual as an up-to-date online resource for environmentally and socially responsible exploration practices and issues. Throughout the e-manual, emphasis is placed upon planning for avoidance of impact wherever possible. By taking account of the potential impacts before initiating an exploration program, the Company ensures they are leaving as light a footprint as possible during that program. E3 is designed to provide guidelines to current best practices, not prescriptive solutions to specific issues.

Assessments

The Board of Directors of the Company has not established any formal procedures for assessing the performance of the Board or its committees and members. Generally, those responsibilities have been carried out on an informal basis by the Board of Directors itself. Furthermore, it is the view of the Board that, in light of its small size and the close and open relationship among its members, the formality of a committee would not be as effective as the current arrangement and is unnecessary.

AUDIT COMMITTEE

The Audit Committee's Charter

A copy of the Company's Audit Committee Charter is attached as Schedule "A".

Composition of the Audit Committee

The following are the members of the Audit Committee:

Ray Antony	Independent (1)	Financially literate (1)
Roy Hudson	Independent (1)	Financially literate (1)
James Crombie	Independent (1)	Financially literate (1)

(1) As defined by Multilateral Instrument 52-110 ("MI 52-110").

Relevant Education and Experience

Below is a summary of the relevant education and experience of the members of the Audit Committee:

Ray Antony

Mr. Antony is a Chartered Accountant with more than 10 years experience on public company boards and is currently on the audit committee for seven public companies and Chairman of those committees.

Roy Hudson

Mr. Hudson is a securities lawyer with 10 years experience on numerous public company boards and currently serves on four audit committees.

James Crombie

Mr. Crombie is on the board of directors of many public reporting companies and from that, has gained experience in the reading and understanding of financial statements which has provided him with a strong understanding of general accounting principles.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate any external auditors not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services.

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Period Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
December 31, 2006[1]	$51,300	$16,526	$5,468	$7,800
November 30, 2005	$30,034	-	$800	-

(1) During the period ended December 31, 2006, the Company's auditors, Staley Okada & Partners LLP joined their practice with PricewaterhouseCoopers LLP. The fees included in this table have been paid to Staley Okada & Partners LLP for the periods then ended.

Exemption in Section 6.1 of MI 52-110

The Company is relying on the exemption in Section 6.1 of MI 52-110 from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at seven.

Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	*Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years*	*Previous Service as a director*	*Number of Common Shares beneficially owned, directly or indirectly, or controlled or directed[2]*
Roy H. Hudson[1][3] Alberta, Canada Director	Barrister & Solicitor, Davis & Company LLP	2000	18,200
James Crombie[1][3] Nassau, Bahamas Director	President – Palmarejo Silver and Gold Corp.	2001	62,000
Ray Antony[1] Alberta, Canada Director	Independent Businessman	2000	100,000

Name, Jurisdiction of Residence and Position	*Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years*	*Previous Service as a director*	*Number of Common Shares beneficially owned, directly or indirectly, or controlled or directed*[2]
Stephen Quin[4] British Columbia, Canada President, Chief Executive Officer and Director	President – Sherwood Copper Corporation	2001	498,750
D. Bruce McLeod[4] British Columbia, Canada Executive Chairman and Director	Professional Mining Engineer; Director and senior officer of International Northair Mines Ltd.	2001	379,511
John Gammon[3][4] Ontario, Canada Director	President – John Gammon Associates Inc.	2006	nil
Colin Benner Ontario, Canada Nominee	Vice Chairman of Lundin Mining Corp. since April 2007; Vice Chairman and Chief Executive Officer of Lundin Mining Corp. from November 2006 to April 2007; Vice Chairman and Chief Executive Officer of Eurozinc Corporation from December 2004 to October 2006; President & CEO of Breakwater Resources Ltd., mining company from December 2001 to December 2004	N/A	nil

(1) *Member of the Audit Committee.*
(2) *Common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 20, 2007, based upon information provided by these individuals.*
(3) *Member of the Corporate Governance and Compensation Committee.*
(4) *Member of the Environmental, Health and Safety Committee.*

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

To the knowledge of the Company, no proposed director:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The following directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	*Name of Other Reporting Issuer*
Roy Hudson	Beta Minerals Inc. Solana Resources Limited Surge Resources Inc. New Millennium Capital Corp. Dualex Energy International Inc.
James Crombie	New Sleeper Gold Corp. Bonita Capital Corp. Hope Bay Gold Corp. Palmarejo Silver and Gold Corp.
Ray Antony	First Calgary Petroleum Ltd. Wellco Energy Services Trust Solana Resources Limited Surge Resources Inc. Sienna Gold Inc. Glamis Resources Ltd. Canyon Services Group Inc.
D. Bruce McLeod	International Northair Mines Ltd. Stornoway Diamond Corporation Troon Ventures Ltd. Tenajon Resources Corp. New Dimension Resources Ltd. New Sleeper Gold Corporation Full Metal Minerals Ltd. Palmarejo Gold and Silver Corp. Reunion Gold Corporation
Dr. John Gammon	Gold Summit Corporation Ascendent Gold Corp. Strait Gold Corp. Golden Arrow Resources Corporation
Mr. Stephen Quin	Mercator Minerals Ltd. Rare Element Resources Ltd. Chesapeake Gold Corp. Maximus Ventures Ltd. Kimber Resources Inc.
Colin Benner	Breakwater Resources Ltd. Dundee Precious Metals Inc. Gold Hawk Resources Inc. Lundin Mining Corporation Major Drilling Group International Inc. Tahera Diamond Corporation

Appointment of Auditors

Staley Okada & Partners LLP and PricewaterhouseCoopers LLP, Chartered Accountants, combined their practices under the name PricewaterhouseCoopers LLP in August 2006. PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of PricewaterhouseCoopers LLP as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

Amendment and Approval of Currently Implemented Stock Option Plan

At the Meeting, shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution approving the amendment to and renewal of the Company's Stock Option Plan (the "**Plan**"). The Plan was originally approved by shareholders at the Annual and Special General Meeting held May 6, 2003. It is a condition of the TSX Venture Exchange's (the "**Exchange**") approval of the Plan that shareholder approval be obtained annually. The purpose of the Plan is to assist the Company in attracting, retaining and motivating directors, officers, employees and consultants of the Company and to closely align the personal interests of such individuals with the interests of the Company and its shareholders. Options granted under the Plan are non-assignable and may be granted for a term not exceeding that permitted by the Exchange (currently five years). A summary of the current material aspects of the Plan is as follows:

1. the Plan will be administered by the Company's Board of Directors or by a special committee appointed from time to time by the Board of Directors;

2. the maximum number of shares in respect of which options may be outstanding under the Plan at any given time is equivalent to 10% of the issued and outstanding shares of the Company at that time, less the number of shares, if any, subject to currently issued and outstanding options;

3. an optionee ceases to be an employee, director, consultant or other qualified position, the optionee's option shall terminate upon the expiry of such period of time following termination, not to exceed 90 days (30 days if the optionee was engaged in providing investor relations services);

4. an option granted under the Plan will terminate one year following the death of the optionee;

5. as long as required by Exchange policy, no one individual may receive options on more than 5% of the issued and outstanding shares of the Company (the "**Outstanding Shares**") in any 12 month period, no one consultant may receive options on more than 2% of the Outstanding Shares in any 12 month period, and options granted to persons providing investor relations services may not exceed, in the aggregate, 2% of the Outstanding Shares in any 12 month period;

6. the exercise price of the shares subject to each option shall be determined by the Board of Directors but in no event shall such exercise price be lower than the exercise price permitted by the Exchange;

7. the exercise price of an option may be reduced upon receipt of Board approval, provided that in the case of options held by insiders of the Company, the exercise price of an option may be reduced only if disinterested shareholder approval is obtained; and

8. in the event of a reorganization of the Company or the amalgamation, merger or consolidation of the shares of the Company, the Board of Directors shall make such appropriate provisions for the protection of the rights of the optionees as it may deem advisable.

It is proposed that the first paragraph of section 11 of the Plan be amended to reduce the amount of time from 90 days to 30 days that an employee or consultant, who has chosen to terminate his position with the Company, has to exercise his options.

A copy of the Plan will be available for review at the Meeting. The directors recommend that shareholders approve the amendment and renewal of the Plan.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the amendment and approval of the currently implemented Plan.

At the Meeting, shareholders will be asked to pass a resolution in the following form:

> "UPON MOTION IT WAS RESOLVED that the Company approve the amendment of the Plan to reflect that an employee or consultant, who has chosen to terminate his position with the Company, has 30 days, instead of 90 days, to exercise his options and the Company approve, subject to regulatory approval, the Plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis."

Continuation under the Canada Business Corporations Act

The shareholders of the Company will be asked to consider and, if thought fit, pass a special resolution authorizing the Board of Directors, in its sole discretion, to apply for the discontinuance of the Company from the Province of Alberta and to continue the Company under the Federal laws of Canada (the "**Continuance**"). In addition, the shareholders of the Company will be asked to consider, and if thought fit, approve, with or without amendment, the continuance application (the "**Continuance Application**") to be filed with the Director of Corporations Canada (the "**Director**") as required in connection with the Continuance and a form of Articles of the Company which comply with the provisions of the *Business Corporations Act* (Canada) (the "**CBCA**"). The Continuance will affect certain of the rights of shareholders as they currently exist under the *Business Corporations Act* (Alberta) ("**ABCA**"). Shareholders should consult their legal advisors regarding implications of the Continuance which may be of particular importance to them.

Procedure for the Continuance

In order for the Continuance to become effective:

(a) The shareholders of the Company must authorize by special resolution the Continuance Application by the Company to the Director, requesting that the Company be continued as if it had been incorporated under the CBCA;

(b) The Registrar of Corporations under the ABCA (the "**Alberta Registrar**") must approve the proposed continuance under the CBCA, upon being satisfied that the Continuance will not adversely affect creditors or shareholders of the Company;

(c) The Company must file a Notice of Continuance with the Alberta Registrar, who will then issue a Certificate of Discontinuance;

(d) On the date shown on the Certificate of Discontinuance, the Company becomes a corporation under the Federal laws of Canada as if it had been incorporated under the CBCA;

(e) The continuation of the Company as a body corporate under the Federal laws of Canada will not be approved by the Alberta Registrar unless those laws provide in effect that:

i. the property of the Company continues to be the property of the body corporate;

ii. the body corporate continues to be liable for the obligations of the Company;

iii. an existing cause of action, claim or liability to prosecution is unaffected;

iv. a civil, criminal or administrative action or proceeding pending by or against the Company may be continued to be prosecuted by or against the body corporate; and

v. a conviction against, or ruling, order or judgment in favour of or against the Company may be enforced by or against the body corporate.

(f) On the date shown in the Certificate of Continuance:

i. the Company becomes a corporation to which the CBCA applies as if it had been incorporated under the CBCA;

ii. the Articles of Continuance are deemed to be the Articles of Incorporation of the continued corporation;

iii. the Certificate of Continuance is deemed to be the Certificate of Incorporation of the continued corporation.

Effect of Continuance

Assuming that the special resolution relating to the Continuance is approved by the shareholders at the Meeting, it is expected that the Continuance Application will be filed with the Director and the procedures outlined above will begin as soon as practicable thereafter, as determined by the Board of Directors of the Company in its sole discretion, in order to give effect to the Continuance.

On the effective date of the Continuance, holders of common shares of the Company will continue to hold one common share of the Company domiciled in the new jurisdiction for each common share held. The existing share certificates representing common shares of the Company's stock will not be cancelled. Holders of convertible securities of the Company on the effective date of the Continuance will continue to hold convertible securities to purchase, or otherwise acquire an identical number of common shares of the Company on substantially the same terms.

The principal attributes of the classes and series of the capital stock of the Company will be identical to those of the corresponding shares of the Company, other than differences in shareholders' rights under the CBCA and the ABCA.

The Continuance, if approved, will affect a change in the legal domicile of the Company on the effective date thereof to the Federal laws of Canada, but the Company will not change its business or operations after the effective date of the Continuance.

Immediately following the Continuance, the directors and officers of the Company will be identical to the current directors and officers of the Company. As of the effective date of the Continuance, the election, duties, resignations and removal of the Company's directors and officers shall be governed by the CBCA and the Company will no longer be subject to the ABCA.

By operation of law applicable under the laws of the Province of Alberta, as of the effective date of the Continuance, all of the assets, property, rights, liabilities and obligations of the Company immediately prior to the Continuance will continue to be the assets, property, rights, liabilities and obligations of the Company continued under the CBCA. As required to receive authorization from the Alberta Registrar under the ABCA, on the effective date of the Continuance, the property of the Company will continue to be the property of the Company; the Company will continue to be liable for the obligations of the Company; an existing cause of action, claim or liability to prosecution of the Company will be unaffected; a civil, criminal or administrative action or proceeding pending by or against the Company may be continued to be prosecuted by or against the Company; and a conviction against the Company may be continued against the continued Company or ruling, order or judgement in favour of or against the Company may be enforced by or against the continued Company.

Reason for Continuance

In order for the Company to be recognized in all the provinces and territories in which it carries on business, the directors of the Company thought it best to continue its corporate existence under the laws of the CBCA.

Comparison between Canadian and Alberta Corporate Law

The following is a summary only of certain differences between the CBCA, the statute that will govern the corporate affairs of the Company upon the Continuance, and the ABCA, the statute which currently governs the corporate affairs of the Company.

In approving the Continuance, the shareholders will be approving the adoption of the Continuance Application and all matters collateral thereto, including the Articles of Continuance and the Certificate of Continuance, and will be agreeing to hold securities in a corporation governed by the CBCA. This Circular summarizes some of the differences that could materially affect the rights and obligations of shareholders after giving effect to the Continuance. In exercising their vote, shareholders should consider the distinctions between the CBCA and the ABCA, only some of which are outlined below.

Notwithstanding the alteration of shareholders' rights and obligations under the CBCA and the proposed Continuance, the Company will still be bound by the rules and policies of the Exchange and the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador Securities Commissions, as well as any other applicable securities legislation.

Nothing that follows should be construed as legal advice to any particular shareholder, all of whom are advised to consult their own legal advisors respecting all of the implications of the Continuance.

Charter Documents

Under the CBCA, the charter documents consists of "**articles of incorporation**", which set forth the name of the corporation, the province in Canada where the registered office is to be situated, and the amount and type of shares the corporation is authorized to issue, and "**bylaws**" which regulate the corporate business and affairs of the corporation (collectively, the "**Charter Documents**"). The articles of incorporation are filed with Corporations Canada and the bylaws are maintained with the corporation's registered and records office.

Under the ABCA, the corporation has "**articles**", which set forth the name of the corporation and the amount and type of authorized capital, and "**bylaws**" which govern the management of the corporation. The articles are filed with the Alberta Registrar and the bylaws are maintained with the corporation's registered and records office.

If shareholders approve the Continuance under the CBCA, the Company will continue to have authorized capital consisting of an unlimited number of common shares and an unlimited number of preferred shares, issuable in one or more series, without par value, which is the same as it has under the ABCA. The Continuance under the CBCA will not result in any substantive changes to the constitution, powers or management of the Company, except as previously described.

Amendments to the Charter Documents of the Company

Under the CBCA, a corporation may amend its articles by special resolution, which requires a majority of not less than two-thirds of the vote cast by shareholders entitled to vote thereon. The CBCA also requires a special resolution passed for other fundamental changes, such as an alteration of the special rights and restrictions attached to issued shares or a proposed amalgamation or continuation of a corporation out of the jurisdiction. The ABCA has substantially the same requirements.

Sale of the Company's Undertaking

Under the CBCA, a sale, lease, or exchange of all or substantially all the property of a corporation other than in the ordinary course of business of the corporation requires the approval of not less than two-thirds the shareholders entitled to vote thereon. A notice of a meeting of shareholders shall be sent to each shareholder entitled to vote at the meeting and shall include the time and place of the meeting, a summary of the agreement of the sale, lease or exchange, and state that a dissenting shareholder is entitled to be paid the fair value of their shares, although failure to make this statement does not invalidate the sale, lease, or exchange. Each share of the corporation carries the right to vote whether or not it otherwise carries the right to vote, and where a class or series is affected by the sale, lease or exchange in a manner different from another class or series, the holders of shares of that class or series are entitled to vote separately as a class or series. The ABCA has substantially the same requirements.

Rights of Dissent and Appraisal

The CBCA provides that shareholders, of any class of shares, who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the corporation resolves to:

(a) amend articles to alter restrictions on that class of shares;

(b) amend articles to alter restrictions on business;

(c) amalgamate other than short-form amalgamation;

(d) be continued to another jurisdiction;

(e) sell, lease or exchange all or substantially all of the corporation's property;

(f) carry out a going-private transaction or squeeze-out transaction; or

(g) court orders dissent right under arrangement.

The ABCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by shareholders at the fair value of such shares. The dissent right is applicable where the corporation proposes to:

(a) amend its articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of a particular class or to add, change or remove any restriction on the business that the corporation may carry on;

(b) amend its articles to add or remove an express statement establishing the unlimited liability of shareholders;

(c) continue under the laws of another jurisdiction;

(d) sell, lease or exchange all or substantially all of its property; or

(e) enter into a statutory amalgamation.

Oppression Remedies

Under the CBCA, a shareholder, former shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or the Director, or any other person who, in the discretion of the Court, is a proper person to seek an oppression remedy, may apply to the Court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, or the business or affairs of the corporation or its affiliates are or have been exercised in a manner, or the powers of the directors of the corporation or any of its affiliates are or have been exercised in a manner that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of any security holder, creditor, director or officer.

The ABCA is substantially similar, with the exception that under the CBCA the Director may bring an application to the Court for an oppression remedy. In addition, the CBCA extends the Court's powers to consider matters complained of where the powers of the directors of a corporation or any its affiliates are or have been exercised in a manner that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of any security holder, creditor, director or officer.

Shareholder Derivative Actions

Under the CBCA, a shareholder, former shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or the Director, or any other person who, in the discretion of the Court, is a proper person to seek leave to bring a derivative action, may apply to the Court for an order to grant such leave if the directors of the corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action and it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued. The complaint must give not less than 14 days notice to the directors of the corporation or its subsidiary of his intention to apply to the court for leave to pursue a derivative action and must be acting in good faith.

The ABCA is substantially similar, with the exception that under the CBCA the Director may bring an application the Court to seek leave to bring a derivative action.

Requisition of Meetings

The CBCA provides that one or more shareholders of a corporation holding at least five percent of the issued voting shares of the corporation may give notice to the directors requiring them to call and hold a meeting of shareholders. The requisition shall state the business to be transacted at the meeting and shall be sent to each director and to the registered office of the corporation. On receiving the requisition the directors shall call a meeting of shareholders to transact the business stated in the requisition, unless a record date has been fixed and notice has been given thereof, or the directors have called a meeting of shareholders and given notice thereof, or the business of the meeting as stated in the requisition include matters exempt by the CBCA. If the directors do not, within 21 days after receiving the requisition, call a meeting, any registered holder or beneficial owner of shares who signed the requisition may call the meeting. The ABCA has substantially the same requirements.

Form of Proxy and Information Circular for Reporting Companies

Reporting issuers must comply with CBCA requirements and requirements of securities legislation. Under the CBCA, a corporation, concurrently with giving notice of a meeting of shareholders, must send a form of proxy and proxy circular to each shareholder who is entitled to receive notice of the meeting.

Under the ABCA, the requirement for reporting issuers to provide a notice of a general meeting, a form of proxy and an information circular containing prescribed information regarding the matters to be dealt with at, and the conduct of the general meeting is now governed by securities legislation and is not governed by the ABCA.

Indemnification

The CBCA allows a corporation to indemnify a director or former director or officer or former officer of the corporation or its affiliates against all liability and expenses reasonably incurred by him in a proceeding to which he is made party by reason of being or having been a director or officer provided he acted honestly and in good faith with a view to the best interests of the corporation and it is a case where the action is or was substantially successful on the merits of his defence of the action or proceeding against him in his capacity as a director or officer. The ABCA also provides this right.

Giving Financial Assistance

The CBCA does not limit the circumstances under which a corporation may give financial assistance to any person; however, in order to comply with their fiduciary duties, directors must be of the opinion that the giving of financial assistance is in the best interests of the corporation.

The ABCA provides that a corporation cannot give financial assistance to any person where there are reasonable grounds to believe that the corporation would be unable to meet its liabilities as they become due and the corporation's assets exceed the aggregate of its liabilities and stated capital of all classes. The ABCA also requires directors to act in the best interests of the corporation when giving financial assistance.

Place of Meetings

Under the CBCA, shareholder meetings are to be held within Canada, unless:

(a) the articles specify a location outside Canada; or

(b) all shareholders entitled to vote at the meeting agree to hold the meeting at a specified place outside Canada.

The ABCA provides that meetings of shareholders may be held outside Alberta where the corporation's articles so provide. The Company has incorporated into its proposed articles the provision that meetings of the shareholders may be held inside or outside of Alberta, or in The Greater Vancouver Regional District in the Province of British Columbia, as determined by the directors.

Directors

The CBCA provides that every corporation shall have one or more directors, except for a distributing corporation with issued and outstanding securities that are held by more than one person, which shall have not fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates. In addition, under the CBCA, at least 25 percent of the directors must be resident Canadians, unless the corporation is in a prescribed sector, in which case, a majority of the directors must be resident Canadians.

The ABCA provides that every corporation shall have one or more directors, except for a distributing corporation whose shares are held by more than one person, which shall have not fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates. The ABCA residency requirements for directors are similar to those provided by the CBCA.

Rights of Dissent to the Continuance

The shareholders are entitled to the dissent rights set out in the ABCA and to be paid the fair value of their common shares, if such shareholder dissents to the Continuance and the Continuance becomes effective. Neither a vote against passing a resolution for the Continuance (the "**Continuance Resolution**"), nor an abstention or the execution or exercise of a proxy vote against such resolution will constitute notice of dissent, but a shareholder need not vote against such resolution in order to object. A shareholder must dissent with respect to all common shares either held personally by him or on behalf of any one beneficial owner and which are registered in one name. A brief summary of the provisions of the dissent rights of shareholders under the ABCA is set out below.

Persons who are beneficial owners of common shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY A REGISTERED SHAREHOLDER IS ENTITLED TO DISSENT. A shareholder who beneficially owns common shares but is not the registered holder thereof, should contact the registered holder for assistance.

In order to dissent, a shareholder must send to the Company in the manner set forth below, a written notice of objection (the "**Objection Notice**") to the Continuance Resolution. On the action approved by the Continuance Resolution becoming effective, the making of an agreement between the Company and the dissenting shareholder as to the payment to be made for the dissenting shareholder's shares or the pronouncement of an order by the Court, whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in an amount agreed to by the Company and the shareholder or in the amount of the judgment, as the case may be, which fair value shall be determined as of the close of business on the last business day before the day on which the resolution from which the dissent was adopted. Until any one of such events occurs, the shareholder may withdraw his dissent or the Company may rescind the resolution and in either event, the proceedings shall be discontinued.

If the Continuance is approved, the dissenting shareholder who sent an Objection Notice, or the Company, may apply to the Court to fix the fair value of the common shares held by the dissenting shareholder and the Court shall make an order fixing the fair value of such common shares, giving judgment in that amount against the Company and in favour of the dissenting shareholders and fixing the time by which the Company must pay that amount to the dissenting shareholder. If such an application is made by a dissenting shareholder, the Company shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer (the "**Offer to Purchase**") to pay to the dissenting shareholder, an amount considered by the directors of the Company to be the fair value of the subject common shares, together with a statement showing how the fair value of the subject common shares was determined. Every Offer to Purchase shall be on the same terms. At any time before the Court pronounces an order fixing the fair value of the dissenting shareholder's common shares, a dissenting shareholder may make an agreement with the Company for the purchase of his common shares, in the amount of the Offer to Purchase, or otherwise. The Offer to Purchase shall be sent to each dissenting shareholder at least 10 days before the date on which the application is returnable, if the Company is the applicant, or within 10 days of the Company being served with a copy of the originating notice, if a shareholder is the applicant. Any order of the Court may also contain directions in relation to the payment to the shareholder of all or part of the sum offered by the Company for the common shares, the deposit of the share certificates representing the common shares, and other matters.

If the Company is not permitted to make a payment to a dissenting shareholder due to there being reasonable grounds for believing that the Company is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of the Company's assets would by reason of payment be less than the aggregate of its liabilities, then the Company shall, within 10 days after the pronouncement of an order, or the making of an agreement between the shareholder and the Company as to the payment to be made for his common shares, notify each dissenting shareholder that it is unable lawfully to pay such dissenting shareholders for their shares.

Notwithstanding that a judgment has been given in favour of a dissenting shareholder by the Court, if the Company is not permitted to make a payment to a dissenting shareholder for the reasons stated in the previous paragraph, the dissenting shareholder by written notice delivered to the Company within 30 days after receiving the notice, as set forth in the previous paragraph, may withdraw his notice of objection, in which case the Company is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder. If the dissenting shareholder does not withdraw his notice of objection, he retains his status as a claimant against the Company and is to be paid as soon as it is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Company but in priority to its shareholders.

In order to be effective, an Objection Notice must be received by the Company's registered and records office at 400 - 4th Avenue SW, Suite 3000, Calgary, Alberta T2P 0J4, or by the chair of the Meeting, prior to the commencement or recommencement thereof.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of his common shares. The ABCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenters' rights. Accordingly, each shareholder who might desire to exercise the dissenters' rights should carefully consider and comply with the provisions of the ABCA and consult such shareholders' legal advisor. An extract of Section 191 **"Shareholder's Right to Dissent"** of the ABCA is attached to this Circular as Schedule "B".

The directors of the Company may elect not to proceed with the transactions contemplated in the Continuance Resolution if any notices of dissent are received.

Continuance Resolution

The Continuance must be approved by special resolution in order to become effective. To pass, a special resolution requires the affirmative vote of not less than two-thirds (2/3) of the votes cast by the shareholders present at the meeting in person or by proxy.

The complete text of the special resolution which management intends to place before the Meeting, for approval, confirmation and adoption, with or without modification, is as follows.

> "UPON MOTION IT WAS RESOLVED as a special resolution of the Shareholders of the Company that:
>
> 1. the board of directors of the Company be and is hereby authorized to:
>
>   (a) make application to the Registrar of Corporations for the Province of Alberta for authorization to permit the continuation of the Company under the laws of Canada in accordance with section 189 of the *Business Corporations Act* (Alberta);
>
>   (b) apply to the Director of Corporations Canada for a Certificate of Continuance continuing the Company into Canada under section 187 of the Canada *Business Corporations Act* (the "CBCA"), and
>
>   (c) file a Certificate of Incorporation, a Certificate of Continuance and all such other certificates and writings with the Director of Corporations Canada as required in connection with such continuance resulting in the Company becoming incorporated under and subject to the laws of Canada;

2. subject to the issuance of such Certificate of Continuance and without affecting the validity of the Company and the existence of the Company by or under its charter documents and of any act done thereunder, the Company hereby approves and adopts: in substitution for the existing Certificate of Incorporation or Continuance and Articles of Incorporation, and all amendments thereto, the Certificate of Incorporation or Continuance and Articles of Incorporation or Continuance under the CBCA, in the form to be approved by any director or officer of the Company and as may be accepted by the Director of Corporations Canada under the CBCA;

3. any director or officer of the Company be and is hereby individually authorized and directed for and on behalf of the Company to do all acts and things and to execute under the seal of the Company or otherwise and to deliver all such documents, instruments and writings as may be necessary or desirable in connection with the continuance of the Company from the Province of Alberta into Canada without further resolution;

4. notwithstanding the approval of the shareholders of the Company as herein provided, the board of directors of the Company may, in its sole discretion, revoke this special resolution before it is acted upon, without further approval of the shareholders of the Company; and

5. any one or more directors or officers be and are hereby authorized, upon the board of directors resolving to give effect to this resolution, to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to the provisions of this resolution."

Unless such authority is withheld, it is the intention of the persons named in the enclosed Proxy to vote in favour of the special resolution approving the continuance of the Company under the CBCA. This resolution may not be acted upon.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 860 – 625 Howe Street, Vancouver, B.C., V6C 2T6, to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 21st day of April, 2007.

APPROVED BY THE BOARD OF DIRECTORS

"Stephen P. Quin"
Stephen P. Quin, President & CEO

Schedule "A"

SHERWOOD COPPER CORPORATION
AUDIT COMMITTEE CHARTER

I. MANDATE

The Audit Committee (the "**Committee**") of the Board of Directors (the "**Board**") of Sherwood Copper Corporation (the "**Company**") shall assist the Board in fulfilling its financial oversight responsibilities. The Committee's primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1. The quality and integrity of the Company's financial statements and other financial information;
2. The compliance of such statements and information with legal and regulatory requirements;
3. The qualifications and independence of the Company's independent external auditor (the "**Auditor**"); and
4. The performance of the Company's internal accounting procedures and Auditor.

II. STRUCTURE AND OPERATIONS

A. Composition

The Committee shall be comprised of three or more members.

B. Qualifications

Each member of the Committee must be a member of the Board.

A majority of the members of the Committee shall be independent directors pursuant to Multilateral Instrument 52-110 *Audit Committees* and the policies of the TSX Venture Exchange.

Each member of the Committee must be able to read and understand a set of financial statements, including a balance sheet, income statement, and cash flow statement, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

C. Appointment and Removal

In accordance with the Articles of the Company, the members of the Committee shall be appointed by the Board and shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D. Chair

Unless the Board shall select a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for and chair all meetings of the Committee.

E. Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F. Meetings

The Committee shall meet at least once in each fiscal year, or more frequently as circumstances dictate. The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company's annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of members that are not officers or employees of the Company or of an affiliate of the Company.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee or any of these groups believes would be appropriate to discuss privately. In addition, the Committee should meet with the Auditor and management annually to review the Company's financial statements in a manner consistent with Section III of this Charter.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III. DUTIES

A. Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company's internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board.

B. Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1. Review and discuss with the Auditor any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, if necessary, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company.

2. Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3. Require the Auditor to report directly to the Committee.

4. Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

5. Be directly responsible for the oversight of the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting) engaged for the purpose of preparing or issuing an audit report or related work.

6. Review annually the performance of the Auditor and recommend the appointment by the Board of a new, or re-election by the Company's shareholders of the existing, Auditor and the compensation of the Auditor.

7. Pre-approve all auditing services and permitted non-audit services, including the fees and terms thereof, to be performed for the Company by the Auditor unless such non-audit services:

   (a) which are not pre-approved, are reasonably expected not to constitute, in the aggregate, more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the non-audit services are provided;

   (b) were not recognized by the Company at the time of the engagement to be non-audit services; and

   (c) are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Preparation of Financial Statements

8. Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

9. Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies.

10. Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

11. Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

12. Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

    (a) The adoption of, or changes to, the Company's significant auditing and accounting principles and practices as suggested by the Auditor, internal auditor or management.

    (b) The management inquiry letter provided by the Auditor and the Company's response to that letter.

    (c) Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

13. Review the Company's annual and quarterly financial statements, management discussion and analysis (MD&A) and earnings press releases before the Board approves and the Company publicly discloses this information.

14. Review the Company's financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

15. Review disclosures made to the Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process of the Company's financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

Manner of Carrying Out its Mandate

16. Consult with the Auditor, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

17. Request any officer or employee of the Company or the Company's outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

18. Meet with management, any internal auditor and the Auditor in separate executive sessions at least quarterly.

19. Have the authority, to the extent it deems necessary or appropriate, to retain special independent legal, accounting or other consultants to advise the Committee advisors.

20. Make regular reports to the Board.

21. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

22. Annually review the Committee's own performance.

23. Provide an open avenue of communication among the Auditor, the Company's financial and senior management and the Board.

24. Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, non-audit services to be provided by the Auditor.

25. Establish and monitor procedures for:

    (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

    (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

C. Authority

The Committee may:

1. engage independent counsel and other advisors as it determines necessary to carry out its duties;

2. set and pay the compensation for any advisors employed by the Committee; and

3. communicate directly with the internal and external auditors.

Limitation of Audit Committee's Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

Schedule "B"

Business Corporations Act (Alberta)

Sec. 191. Shareholder's right to dissent -

(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1) amend its articles under section 173 to add, or remove any express statement establishing the unlimited liability of shareholders as set out in section 15.2(1), (2005, c. 40, s. 7(a).)

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5), to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation. (2005, c. 40, s. 7(b).).

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder, and

(d) fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation. (2005, c. 40, s. 7(c).).

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder's dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

EXHIBIT 2.7

FORM 51-102F3
Material Change Report

ITEM 1. NAME AND ADDRESS OF COMPANY

Sherwood Copper Corporation (the "Issuer")
Suite #860 – 625 Howe Street
Vancouver, British Columbia
V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

May 31, 2007

ITEM 3. NEWS RELEASE

Issued on May 31, 2007 and distributed through the facilities of CCN Matthews.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Issuer announced it produced its first copper-gold concentrates at the high-grade, open pit Minto copper-gold mine in the Yukon. The commissioning process for the various mill components is now underway and production is forecast to ramp up to full capacity during the third quarter of 2007. In addition, Sherwood reported that it has made some modest adjustments to its forward sales program to support its aggressive growth plans.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached press release.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. EXECUTIVE OFFICER

Contact: Stephen P. Quin, President
Telephone: 604-687-7545

ITEM 9. DATE OF REPORT

June 1, 2007



SHERWOOD COPPER CORP.

A NORTHAIR GROUP COMPANY
SUITE 860 - 625 HOWE STREET • VANCOUVER, BC • V6C 2T6 CANADA • TEL: (604) 687-7545 FAX: (604) 689-5041

PRESS RELEASE
FOR IMMEDIATE RELEASE

May 31, 2007 **#07-19**

Sherwood Produces First Copper-Gold Concentrates at Minto Mine, Yukon

Project Commissioning Underway and Ramp-up to Full Production during Q3, 2007

VANCOUVER, BRITISH COLUMBIA - Sherwood Copper Corporation (SWC: TSX-V) today announced that it produced its first copper-gold concentrates at the high-grade, open pit Minto copper-gold mine in the Yukon. The commissioning process for the various mill components is now underway and production is forecast to ramp up to full capacity during the third quarter of 2007. In addition, Sherwood reported that it has made some modest adjustments to its forward sales program to support its aggressive growth plans.

"This is an exciting day for Sherwood and everyone involved in the rapid transformation of the company to producer status," said Stephen Quin, President & CEO. "In less than two years we acquired the partially constructed but dormant Minto project, re-drilled the resources to reserve standards, completed a bankable feasibility study, arranged project financing, built a brand new mine and staffed it for production. Further, we will have completed construction of Phase 1 ahead of the feasibility schedule, have already commenced construction of the Phase 2 mill expansion, allowing us to bring Phase 2 in six months earlier than planned, and are already reviewing options for a Phase 3 mill expansion," he said. "The Phase 3 mill expansion option is being driven by the discovery of the Area 2 deposit in 2006, and is being addressed in a pre-feasibility study already in process."

"Sherwood's objective is to provide low risk exposure to high cash flow copper-gold production and use that cash flow to grow the Company internally (through high grade resource additions and mill expansions) and externally (by deploying that cash flow into additional production opportunities)," said Mr. Quin. "We are on the verge of realizing that vision and appreciate the hard work of Construction Managers, JDS Energy & Mining, engineering and procurement by Hatch and our general contractor, Clark Builders, as well as that of our own staff and employees."

Production Forecast

The first concentrates produced at the Minto mine were produced as part of the equipment commissioning process. The substantial majority of construction at the Minto mine is complete and the equipment is being commissioned and turned over from the Construction Managers, JDS Energy and Mining, to MintoEx personnel as each component is deemed to be performing at acceptable levels. Commissioning of the various mill components is expected to continue over the next few weeks and be completed by the end of June. In the independent feasibility study, the results of which were announced August 28, 2006, it was assumed that, after commissioning, the operation would take three months to ramp up to full production, based on 50% availability during the first month and full capacity at the end of three months. While Sherwood, as always, will endeavour to exceed this objective, this is the basis of the feasibility study. In addition, Sherwood will be commissioning the mill and ramping up to full production utilizing low grade ore, grading 1.0% to 1.5% copper, in order to minimize any losses of metal production during this process. Production from high grade material, grading 2.0% to 4.0% copper, will commence once the mill has been bedded down and is running satisfactorily.

Forward Sales

Sherwood took advantage of the recent spike up in metal prices to modestly augment its forward sales program, increasing its average received price during the first four years of operation and extending the program by an additional six months to October 2011. The additional forward sales commitments amount to approximately 10% of production during the first four years, after the ramp up to full production, and approximately 30% of production for the additional six months. The pricing achieved on the incremental production ranges from US$3.43/lb of copper in November 2007 and follows the forward curve down to US$2.22 per pound in October 2011. All incremental precious metal forward sales were at a flat price of US$765.25/oz of gold and US$14.47/oz of silver. Incremental forward sales of all metals are at prices greater than those in the initial forward sales program announced October 17, 2006. Details of the forward sales positions are attached to this news release.

"These additional forward sales ensure not only Sherwood's ability to rapidly pay back its debt facility but ensure that robust cash flow will be available to support our aggressive growth plans," said Stephen Quin. "The forward sales provide assurance of pricing well above our forecast costs of production, and the percentages committed are based on forecast production levels in the feasibility study. However, the acceleration of the Phase 2 mill expansion and the discovery and definition of a significant resource at Area 2 gives us the ability to naturally de-hedge by increasing production in the contemplated Phase 3 mill expansion and adding resources," he said.

For reference, the committed forward sales represent less than 20% of Sherwood's currently defined in situ mineral resources, including Area 2.

Minto Mine

The Minto Project is a high grade copper-gold mine with mill commissioning currently underway. It is located 240km north of Whitehorse, and is owned 100% by Minto Explorations Ltd., a wholly owned subsidiary of Sherwood Copper Corporation. The Minto Project is an open pit mining operation followed by conventional crushing, grinding, and flotation to produce copper concentrates with significant gold and silver credits. Production is forecast to ramp up to full capacity during the third quarter of 2007.

Sherwood

Sherwood's successful consolidation of the ownership of the Minto Project provides a unique investment opportunity: participation in a fully permitted, Canadian, high-grade, low cost, open pit copper-gold mine, which is currently ramping up to full capacity, as well as exposure to the tremendous exploration potential of the Minto property.

Additional Information

Additional information on Sherwood and its Minto Project can be obtained on Sherwood's website at http://www.sherwoodcopper.com.

On behalf of the board of directors
SHERWOOD COPPER CORPORATION

"Stephen P. Quin"

Stephen P. Quin
President & CEO

**For further information please contact Stephen Quin, President of Sherwood Copper Corp.
or Investor Relations at (604) 687-7545 or (888) 338-2200
** INTERNET ADDRESS: www.sherwoodcopper.com ****

Details of Forward Sales

To accompany Sherwood Copper News Release Dated May 30, 2007

Forward Sales As at March 31, 2007

The following tables summarize the forward metal sales position outstanding at March 31, 2007:

Copper Forward Sales

Year	Pounds (000's)	Weighted average US$ price pound
2007	6,478	3.07
2008	24,641	2.82
2009	28,450	2.43
2010	22,291	2.15
2011	9,017	2.02
Total	**90,877**	**2.47**

Gold Forward Sales

Year	Ounces	Weighted average US$ price per ounce
2007	4,481	637.25
2008	8,837	637.25
2009	12,502	637.25
2010	12,154	637.25
2011	4,228	637.25
Total	**42,202**	

Silver Forward Sales

Year	Ounces	Weighted average US$ price per ounce
2007	67,766	11.51
2008	115,020	11.51
2009	135,700	11.51
2010	114,367	11.51
2011	34,844	11.51
Total	**467,697**	

Incremental Forward Sales since March 31, 2007

Subsequent to March 31, 2007 the Company entered into additional forward sales contracts covering approximately an additional 10% of the first four years of the production profile, in addition to extending the period of forward sales commitments by approximately six months. This brings the total hedging to 75% of the first four and one half years of copper, gold and silver production from the Minto Project. The additional contracts are summarized below:

Copper Forward Sales

Year	Pounds (000's)	Weighted average US$ price pound
2007	606	3.43
2008	3,792	3.26
2009	4,374	2.87
2010	3,704	2.51
2011	7,778	2.22
Total	**20,254**	**2.64**

Gold Forward Sales

Year	Ounces	Weighted average US$ price per ounce
2007	393	765.25
2008	1,360	765.25
2009	1,922	765.25
2010	1,871	765.25
2011	7,852	765.25
Total	**13,398**	

Silver Forward Sales

Year	Ounces	Weighted average US$ price per ounce
2007	5,798	14.47
2008	17,692	14.47
2009	20,879	14.47
2010	17,595	14.47
2011	95,222	14.47
Total	**157,186**	

Blended Forward Sales As at May 31, 2007

The following tables set out the blended pricing for all the forward sales entered into to date.

Copper Forward Sales

Year	Pounds (000's)	Weighted average US$ price pound
2007	7,083	3.10
2008	28,433	2.88
2009	32,825	2.49
2010	27,798	2.19
2011	14,991	2.12
Total	**111,131**	**2.50**

Gold Forward Sales

Year	Ounces	Weighted average US$ price per ounce
2007	4,874	646.65
2008	10,197	653.46
2009	14,424	653.44
2010	14,025	653.46
2011	12,080	720.10
Total	**55,600**	**667.34**

Silver Forward Sales

Year	Ounces	Weighted average US$ price per ounce
2007	73,564	11.74
2008	132,712	11.90
2009	156,579	11.90
2010	131,962	11.90
2011	130,066	13.68
Total	**624,883**	**12.25**

EXHIBIT 2.8

FORM 51-102F3
Material Change Report

ITEM 1. NAME AND ADDRESS OF COMPANY

Sherwood Copper Corporation (the "**Issuer**")
Suite #860 – 625 Howe Street
Vancouver, British Columbia
V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

November 24, 2007

ITEM 3. NEWS RELEASE

Issued on November 30, 2007 and distributed through the facilities of CCN Matthews.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Issuer announced that it entered into an agreement with Western Keltic Mines Inc. (WKM: TSX-V) under which Sherwood has agreed to make an offer to acquire all the shares of Western Keltic through the issuance of 0.08 of a share of Sherwood for each share of Western Keltic. The letter agreement is attached as Schedule "A".

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See the press release attached as Schedule "B".

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. EXECUTIVE OFFICER

Contact: Stephen P. Quin, President
Telephone: 604-687-7545

ITEM 9. DATE OF REPORT

December 7, 2007

Schedule "A"

Letter Agreement

CONFIDENTIAL


SHERWOOD
COPPER CORP.

SUITE 860 - 625 HOWE STREET • VANCOUVER, BC • V6C 2T6 CANADA • TEL: (604) 687-7545 FAX: (604) 689-5041

November 24, 2007

Board of Directors
Western Keltic Mines Inc.
Suite 600
888 Dunsmuir Street
Vancouver, BC
V6C 3K4

Attention: Mr. John McConnell, President and Chief Executive Officer

Dear John:

Further to our recent telephone conversations and due diligence sessions, Sherwood Copper Corporation ("Sherwood") is pleased to make an offer to acquire all of the issued and outstanding shares of Western Keltic Mines Inc. ("Western Keltic") in consideration for the issue of Sherwood shares on the basis of 0.080 Sherwood shares for every Western Keltic share (the "Offer"). Based on the volume weighted average price for the 20 trading days prior to November 22, 2007 for the Sherwood shares of $6.65, this equates to an approximate price of $0.53 per Western Keltic share. We believe this Offer is an attractive alternative to the equity financing that Western Keltic is currently pursuing. Based on 79,830,855 Western Keltic shares outstanding, this Offer equates to approximately $42 million for all of the issued and outstanding shares of Western Keltic. The Offer has been approved by Sherwood's Board of Directors.

As discussed, the Offer has strong support from Western Keltic's major shareholders and we have secured a written lock-up agreement with Western Keltic's largest shareholder in respect of 21.1 million shares of Western Keltic, which are issued or issuable upon the exercise of warrants, whereby they have agreed to support the Offer on the terms outlined herein and tender their shares to the formal offer when made.

We at Sherwood firmly believe this Offer provides significant benefits for Western Keltic's existing shareholders versus the current financing proposal including, but not limited to, the following:

- This Offer would eliminate a potentially very dilutive financing that could result in Western Keltic's current shareholders being diluted to less than half of their current project ownership on a fully diluted basis;
- Western Keltic will gain immediate exposure to Sherwood's current copper production, production growth from planned mill expansions and the tremendous exploration results being generated by Sherwood's exploration team on the Minto property;

SM

- Sherwood should be able to raise funds at a significantly lower cost of capital than Western Keltic;
- Sherwood would have access to cash flow from its Minto operations that could fund all or most of the development cost for its Kutcho Creek project;
- Sherwood has a proven track record of mine development in the same region as Western Keltic's project;
- Sherwood has access to the same mine development team that successfully brought its Minto mine into production, ahead of schedule and on budget;
- Sherwood has successfully worked with government and First Nations to re-permit and advance its Minto project through feasibility, permitting, development and into production, all within a two year time frame;
- Sherwood has broad market coverage, with seven analysts and three news letter writers providing regular coverage; and
- Sherwood has a strong and supportive institutional and retail shareholder base.

We believe that the Western Keltic shareholders would benefit from the tax-effective combination of the two companies (the "**Transaction**") and could participate in the upside from the significantly enhanced business platform, in addition to having greater financial flexibility as a result of the underlying liquidity in Sherwood's shares combined with cash flow from Sherwood's operations. We anticipate that the Transaction would be structured by way of a take-over offer, and would be subject to certain standard conditions including that no less than 66 2/3% of the issued and outstanding shares of Western Keltic be tendered to the Offer. However, the parties may consider an alternative form of transaction such as a plan of arrangement or other form of business combination as mutually determined by Sherwood and Western Keltic, acting reasonably and negotiating in good faith, based on tax, securities and corporate law and other considerations whereby Sherwood would acquire all of the issued shares of Western Keltic, provided there are no material adverse tax or other consequences to Sherwood, Western Keltic or shareholders of Western Keltic and in which case the provisions relating to the tendering of Western Keltic shares will be modified accordingly.

As you know, we have now completed our due diligence examinations in order to enable us to make this Offer but will require the ability to undertake confirmatory due diligence (including necessary access therefore) to ensure that there have not been any material adverse changes or significant undisclosed liabilities. In addition, as part of such confirmatory due diligence, we would request Western Keltic's consent to approach Barrick Gold in order to determine the status and alternatives plans with respect to Barrick Gold's back in rights on the Kutcho Creek project.

This Offer is conditional on: (i) the share capitalization of Western Keltic not increasing from the current level other than through the issue of Western Keltic shares as a result of the exercise of existing options and warrants; (ii) negotiation and finalization of definitive support and/or other agreements with Western Keltic, which would include standard provisions, including the obligation of the Western Keltic board to recommend that Western Keltic shareholders tender their Western Keltic shares in favour of the Sherwood Offer, non-solicitation provisions to prohibit Western Keltic from seeking alternative offers, a break fee of $1.4 million payable to Sherwood in the event of an unsolicited superior third party proposal for Western Keltic being accepted by Western Keltic, and the right of Sherwood to match any third party proposal; (iii) entering into lock-up agreements, substantially in the form provided save and except that the reference in the definition of "Superior Proposal" therein to "15%" shall be changed to "5%", with each member of the Western Keltic Board whereby they agree to



tender their Western Keltic shares to the Offer, and the board will make commercially reasonable efforts to obtain lock-up agreements in the same form from each member of management of Western Keltic that holds shares and/or options on shares in aggregate of 100,000 or more Western Keltic shares; (iv) the right of Sherwood to negotiate lock-up agreements of the Western Keltic shares held by additional major public investors; (v) final approval of the take over bid circular by the Sherwood Board of Directors; (vi) the approvals, acceptances and consents of all applicable regulatory authorities, stock exchanges and banks necessary to complete the Transaction; (vii) no material adverse changes on the business, operations, results of operations, prospects, assets, liabilities or financial condition of either of the parties on a consolidated basis (subject to usual carve-outs for general market and economic conditions); (viii) transaction costs and liabilities of Western Keltic in respect of the Offer, all other proposals or offers and its proposed financing qualified by prospectus (including, without limitation, alternate transaction fees, legal fees and disbursements, special committee costs, severance payments (on the basis that all employees and others entitled to severance payments) and fees and costs in relation to the management agreement between Western Keltic and McGillicutty Management Ltd.,) not exceeding $3 million in aggregate, (ix) there are no significant undisclosed financial commitments entered into by Western Keltic, and (x) no significant additional contracts, agreements or other commitments, in excess of, individually $100,000 and in aggregate $300,000, will be entered into by Western Keltic from the date of this letter and prior to closing of the Transaction without the prior written consent of Sherwood.

Upon acceptance of this Offer, Western Keltic agrees to not solicit potential proposals or offers (an "**Acquisition Proposal**") from other parties regarding a merger, amalgamation, statutory arrangement, share exchange, business combination recapitalization, take-over bid, tender offer, sale or other disposition of greater than 10% of the assets of Western Keltic or any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Transaction. Accordingly, Western Keltic agrees that it shall not, and shall not authorize or permit any of its officers, directors, employees, representatives, advisors or agents of Western Keltic or its subsidiaries, directly or indirectly, to: (i) make, solicit, initiate, entertain, encourage, promote or facilitate, including by way of furnishing information, permitting any visit to facilities or properties of Western Keltic or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably be expected to lead to an Acquisition Proposal; and (ii) participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal. Western Keltic shall, and shall direct and cause its officers, directors, employees, representatives, advisors and agents and its subsidiaries and their representatives, advisors, agents, officers, directors and employees, to immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal, whether or not initiated by Western Keltic.

Notwithstanding the provisions of the foregoing paragraph, the Board of Directors of Western Keltic may consider, participate in any discussions or negotiations with, or provide information to, any person who has delivered a bona fide written Acquisition Proposal which was not solicited or encouraged after the date of this Agreement and did not otherwise result from a breach of the provisions of the foregoing paragraph, if the Board of Directors of Western Keltic determines in good faith, after consultation with a financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to, a Superior Proposal (as defined below) and, after consultation with outside legal counsel, the Board of Directors of Western Keltic determines that its failure to do so would be inconsistent with its fiduciary duties under applicable laws. In addition, the Board of Directors of Western Keltic may accept, approve, recommend or enter into any agreement, arrangement or



understanding in respect of an unsolicited Acquisition Proposal made to Western Keltic in writing (a "**Superior Proposal**"), which the Board of Directors of Western Keltic in its good faith reasonable judgment after consultation with its legal advisors and upon the written advice of its financial advisors, determines will, if consummated, be more favorable to the holders of the Shares than the Offer, and where the Acquisition Proposal (a) has a value that is financially greater than the value of the Offer by more than 5%, (b) is not subject to any extraordinary due diligence, financing or access condition, (c) is capable of completion without undue delay (taking into account all legal, financial, regulatory and other aspects of the proposal), and (d) does not provide for the payment of any break, termination or other fees or expenses to be paid to the other party in the event that Western Keltic's shareholders vote against or do not accept the Acquisition Proposal and Western Keltic subsequently completes a business combination transaction with Sherwood. Western Keltic will provide to Sherwood written notice and a copy of any Acquisition Proposal or Superior Proposal within 24 hours of its receipt of the same, and will provide Sherwood written notice of its intent to recommend, accept or enter into an agreement with respect to a Superior Proposal not less than five business days before Western Keltic's recommendation, acceptance or entry into such an agreement. During the five business days before Western Keltic accepts or recommends an Acquisition Proposal that is a Superior Proposal, Sherwood may propose an amendment to the terms of the Offer. The Board of Directors of Western Keltic must review any amended Offer in order to determine, in good faith, in the exercise of its fiduciary duties after consultation with its legal advisors and upon written advice from its financial advisors, whether the amended Offer would result in the Acquisition Proposal no longer being a Superior Proposal. In that event, Western Keltic will accept the amended Offer and promptly publicly confirm its recommendation of the amended Offer. If the Board of Directors of Western Keltic continues to believe, in good faith, that the Superior Proposal remains a Superior Proposal, Western Keltic may, on termination of this Agreement and payment of the break fee of $1.4 million, accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of the Superior Proposal.

Sherwood and Western Keltic agree to make appropriate press releases with respect to the Transaction as soon as practicable after the date on which disclosure of the agreement formed as a result of acceptance of this Offer is required and to otherwise coordinate the public disclosure and presentations made by them with respect to the Transaction. Sherwood and Western Keltic further agree that there will be no public announcement or other disclosure of the Transaction or the matters dealt with herein unless they have mutually agreed thereto or unless otherwise required by applicable law or by regulatory instrument, rule or policy based on the advice of counsel. If either Sherwood or Western Keltic is required by applicable law or regulatory instrument, rule or policy to make a public announcement with respect to the Transaction, such party hereto will provide as much notice to the other of them as reasonably possible, including the proposed text of the announcement. In addition, Sherwood will have the right to review any news releases that Western Keltic wishes to disseminate subsequent to the date hereof and Western Keltic will provide as much notice to Sherwood as reasonably possible, including the proposed text of any proposed news release.

Sherwood's management and Board of Directors are excited about the potential opportunity to combine the two companies, and are in a position to commit the resources necessary to commence the negotiation of definitive documentation immediately. In that regard, we have engaged Dundee Securities Corporation as our financial advisor and DuMoulin Black LLP as our legal advisor for this potential Transaction.

Sherwood and Western Keltic agree to use their commercially reasonable best efforts to finalize and execute the definitive support agreement in respect of the Offer by 5:00 PM EST Friday December 7,



2007. This letter agreement may be terminated by either party if such definitive agreement is not executed by both parties by such time.

This Offer is made in confidence and shall remain open for discussion until 9:00 AM, PST, Saturday, November 24, 2007. If the terms and conditions of this Offer are acceptable to you, please advise me of you acceptance of these matters in writing and contact me at your earliest convenience so that we can instruct our counsel to begin preparation of definitive documentation. By acceptance of this Offer, the Board of Directors of Western Keltic agree to recommend acceptance of the Offer to its shareholders and to enter into lock up agreements in respect of their shares in Western Keltic and Support the Transaction.

However, in the interim, should you agree to accept the Offer, please so signify by signing and returning a copy of this letter, by email to me, upon which this Offer together with your written acceptance shall be a binding agreement between Sherwood and Western Keltic upon the terms and conditions set out herein. If you have any questions with regard to the Offer, please contact me at (604) 331-2277 (office direct line) or (604) 616-1603 (cell).

Yours truly,
SHERWOOD COPPER CORPORATION



Stephen P. Quin
President & CEO

Agreed to and accepted this 24 day of November, 2007.
WESTERN KELTIC MINES INC.



Per:
Name: John C. McConnell
Title President & CEO
Authorized Signatory



Schedule "B"

Press Release



SHERWOOD COPPER CORP.

A NORTHAIR GROUP COMPANY
SUITE 860 - 625 HOWE STREET • VANCOUVER, BC • V6C 2T6 CANADA • TEL: (604) 687-7545 FAX: (604) 689-5041

PRESS RELEASE
FOR IMMEDIATE RELEASE

November 26, 2007 **#07-33**

Sherwood Announces Agreement for Acquisition of Western Keltic Mines

- Inclusion of Kutcho Creek Deposit Would Double Copper Resources & Could Double Production -

VANCOUVER, BRITISH COLUMBIA - Sherwood Copper Corporation (SWC: TSX-V) today announced that it has entered into an agreement with Western Keltic Mines Inc. (WKM: TSX-V) under which Sherwood has agreed to make an offer to acquire all the shares of Western Keltic through the issuance of 0.08 of a share of Sherwood for each share of Western Keltic. Based on the November 23, 2007 closing price for the Sherwood shares, this equates to an approximate price of $0.47 per Western Keltic share. The consideration under the offer represents a premium of 53% over Western Keltic's closing price on November 23, 2007. Based on 79,830,855 Western Keltic shares outstanding, this offer equates to approximately $37 million for all of the issued and outstanding shares of Western Keltic. Western Keltic's board, along with its largest registered shareholder (representing an aggregate of 26.8 million shares of Western Keltic that are issued or issuable upon the exercise of options and warrants) have entered into or have agreed to enter into lock-up and support agreements in respect of the transaction. Western Keltic's board has unanimously approved the terms of the agreement and recommend the shareholders of Western Keltic tender into Sherwood's offer when mailed.

"The acquisition of Western Keltic and its Kutcho Creek copper-zinc deposit would more than double our copper resources, and offers the potential to continue Sherwood's transformation to a significant base metal producer through the potential development of Kutcho Creek," said Stephen P. Quin, Sherwood's President & CEO. "We see the opportunity to redeploy our successful mine evaluation and development team to maximize the value of the Kutcho Creek property to the combined companies' shareholders. We aim to reassess the development plans for Kutcho Creek over the coming months to determine the most attractive development option, much as we did at Minto, with the objective of developing a robust, low cost mining operation," he said. "Further, the high grade Minto mine should generate significant free cash flow at current metal prices that could be re-invested in the development of a second mine at Kutcho Creek, significantly reducing overall financing needs and share dilution versus Western Keltic going it alone."

Sherwood Copper recently completed the development of Phase 1 of its high grade Minto copper-gold mine in the Yukon, ahead of schedule and on budget, and aims to complete its Phase 2 mill expansion by the end of 2007. In addition, Sherwood will shortly be announcing the results of an independent pre-feasibility study on the Minto mine that will incorporate the discovery of the Area 2 deposit in 2006 and lay out the basis for a Phase 3 mill expansion. Further, exploration successes during 2007, including four new discoveries of high grade copper-gold mineralization, indicate potential for yet more growth within the Minto property. Results from 46 of 92 exploration holes completed in 2007 are still awaiting assays.

Western Keltic recently completed a pre-feasibility study evaluating the potential development of the Kutcho Creek deposit, the results of which were announced on September 5, 2007. This study defined resources and reserves as set out in an amended and restated technical report filed on SEDAR on October 29, 2007. Since that time, Western Keltic has been advancing the project towards completion of a feasibility study by conducting geotechnical and environmental baseline studies, as well as advancing the permitting process for approval of production. Western Keltic has also been actively engaged in discussions with the Talhtan and Kaska First Nations, as well as other local communities to ensure there is broad based support for the development of a mine at Kutcho Creek, while taking into account the concerns of the First Nations and other stakeholders.

"Based on public information and our due diligence, Sherwood believes that the Kutcho Creek deposit shares many similarities with the Minto mine; being a smaller tonnage, relatively high grade open pittable copper deposit with by-product credits," said Mr. Quin. "These similarities suggest that our experiences, approach and skills built up over the past two years at the Minto Mine should be directly transferable to the design, construction, financing and operation of a mine at Kutcho Creek. We believe there is an opportunity to "do it again" at Kutcho Creek, while learning from the challenges and successes experienced in the development of the Minto Mine."

Transaction Rationale

Sherwood believes this offer provides significant benefits for Western Keltic's existing shareholders including, but not limited to, the following:

- Western Keltic shareholders will gain immediate exposure to Sherwood's current copper production, production growth from planned mill expansions and the tremendous exploration results being generated by Sherwood's exploration team on the Minto property;
- Sherwood should have access to financing and cash flow from its Minto Mine operations that could contribute funds towards the development cost of the Kutcho Creek deposit;
- Sherwood has a proven track record of mine development in the same region as Western Keltic's Kutcho Creek deposit;
- Sherwood has access to the same mine development team that successfully brought its mine into production, ahead of schedule and on budget; and
- Sherwood has successfully worked with the Yukon Government and Selkirk First Nation to advance its project through feasibility, permitting, development and into production and believes it can bring these experiences to bear on the Kutcho Creek deposit.

Sherwood further believes that the Western Keltic shareholders would benefit from the tax-effective combination of the two companies and that they could participate in the upside from the significantly enhanced business platform, in addition to having greater financial flexibility as a result of the underlying liquidity in Sherwood's shares.

Sherwood Offer

Sherwood anticipates that the transaction would be structured by way of a take-over offer and would be subject to certain standard conditions including that no less than 66 2/3% of the issued and outstanding shares of Western Keltic be tendered to the offer. However, the parties may consider an alternative form of transaction such as a plan of arrangement or other form of business combination as mutually determined by Sherwood and Western Keltic.

Full details of the offer will be included in the formal offer and take-over circular to be filed with the regulatory authorities and mailed to Western Keltic shareholders in accordance with applicable securities laws. The offer to shareholders of Western Keltic will be to acquire all of the issued and outstanding shares of Western Keltic in consideration for the issue of Sherwood shares on the basis of 0.08 Sherwood shares for every Western Keltic share. This offer represents an approximate 53% premium to the closing stock price for the Western Keltic shares on November 23, 2007. Based on the current Western Keltic shares outstanding, the transaction would involve the issuance of approximately 6.4 million Sherwood shares, which would equate to 12.5% of Sherwood's pro forma shares outstanding.

If the offer is to be made by takeover offer, the offer will remain open for 35 days following the mailing date and will be subject to certain conditions relating to receipt of requisite regulatory approvals, the absence of any material changes and acceptance of the offer by Western Keltic shareholders owning not less than two-thirds of the Western Keltic common shares. The letter agreement also provides for usual deal protection provisions including a break fee of $1.4 million in favour of Sherwood in the event of a superior proposal.

Sherwood has engaged Dundee Securities Corporation as its financial advisor and DuMoulin Black LLP as its legal advisor in respect of this transaction.

Sherwood

Sherwood's successful consolidation of the ownership of the Minto Project provides a unique investment opportunity – participation in a fully permitted, operating, high-grade, open pit copper-gold mine located in Canada with tremendous exploration potential on the 100% owned property. When combined with the potential development of Western Keltic's Kutcho Creek deposit, Sherwood offers significant near-term and long-term growth potential.

Additional Information

Additional information on Sherwood and its Minto Mine can be obtained on Sherwood's website at http://www.sherwoodcopper.com.

Additional information on Western Keltic and its Kutcho Creek deposit is available on Western Keltic's website at http://www.westernkeltic.com.

On behalf of the board of directors
SHERWOOD COPPER CORPORATION

"Stephen P. Quin"

Stephen P. Quin
President & CEO

For further information please contact Stephen Quin, President of Sherwood Copper Corp.
or Brad Kopp or Kristy Reynolds at (604) 687-7545 or (888) 338-2200
**** INTERNET ADDRESS: www.sherwoodcopper.com ****

EXHIBIT 2.9

FORM 51-102F3
Material Change Report

ITEM 1. NAME AND ADDRESS OF COMPANY

Sherwood Copper Corporation (the "**Issuer**")
Suite #860 – 625 Howe Street
Vancouver, British Columbia
V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

December 12 and 18, 2007

ITEM 3. NEWS RELEASE

December 12, 2007

ITEM 4. SUMMARY OF MATERIAL CHANGE

Further to the Issuer's press release dated December 12, 2007, the Issuer has now completed and filed on SEDAR a pre-feasibility study on the expansion of Minto Copper-Gold Mine. This study increases reserves and lays out a path for significantly increased copper production, commencing immediately, and enhanced project economics.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

Highlights

The Pre-feasibility Study technical report ("PFS") lays out the basis for production from the Area 2 deposit at a higher mill throughput than was defined in the 2006 detailed feasibility study completed by Hatch Ltd. ("DFS"), the results of which were announced on August 28, 2006. The PFS also incorporates a number of additional post-DFS optimizations. Highlights of the PFS, as compared to the DFS include the following:

- Processing increased to 3,500 tpd from 2,400 tpd;
- Higher metal production commences in 2008 as a result of processing higher grades first;
- 43% increase in total copper and gold produced in concentrates;
- 39% increase in pre-tax net present value at a 7.5% discount rate, 75% after tax;
- 41% pre-tax IRR, 35% after tax based on $2/lb copper price plus completed forward sales;
- 52% pre-tax IRR, 46% after tax based on forward copper price plus completed forward sales.

The PFS represents an interim update on the Minto Project with resource estimates as of the end of 2006 and costs as of the end of 2007. However, continued exploration success in 2007, which could result in further reserve increases beyond those outlined in the PFS, and other optimization opportunities, suggest that additional value remains to be extracted from the Minto Project and the Issuer will continue to pursue the crystallization of these value opportunities.

A full copy of the PFS is available under the Issuer's SEDAR profile at www.sedar.com.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. EXECUTIVE OFFICER

Contact: Stephen P. Quin, President
Telephone: 604-687-7545

ITEM 9. DATE OF REPORT

December 18, 2007